As filed with the Securities and Exchange Commission on October 15, 2019.

Registration No. 333-234009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Youdao, Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	8200	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

No. 399, Wangshang Road, Binjiang District

Hangzhou 310051, People’s Republic of China

+86 0571-8985-2163

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

COGENCY GLOBAL INC.

10 E. 40th Street, 10th floor

New York, NY 10016

+1 800-221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Li He, Esq. Davis Polk & Wardwell LLP 2201 China World Office 2 No. 1 Jian Guo Men Wai Avenue Chaoyang District, Beijing, 100004 People’s Republic of China +86 10-8567-5000	James C. Lin, Esq. Davis Polk & Wardwell LLP c/o 18th Floor, The Hong Kong Club Building 3A Chater Road, Central Hong Kong +852 2533-3300	Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount of securities to be registered(3)	Proposed maximum offering price per share(3)	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee(4)
Class A ordinary shares, par value US$0.0001 per share(1)(2)	6,440,000.00	US$18.00	US$115,920,000.00	US$15,046.42

(1)

American depositary shares issuable upon deposit of Class A ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-234194). Each American depositary share represents one Class A ordinary share.

(2)

Includes Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes Class A ordinary shares that are issuable upon the exercise of the underwriters option to purchase additional ADSs. These Class A ordinary shares are not being registered for the purpose of sales outside the United States.

(3)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.
(4)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Dated October 15, 2019

5,600,000 American Depositary Shares

Youdao, Inc.

Representing 5,600,000 Class A Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, representing Class A ordinary shares of Youdao, Inc. We are offering a total of 5,600,000 ADSs, each representing one of our Class A ordinary shares, par value US$0.0001 per share. The underwriters may also purchase up to 840,000 additional ADSs within 30 days.

Prior to this offering, there has been no public market for the ADSs. We expect the initial public offering price will be between US$15.00 and US$18.00 per ADS. We have applied to list the ADSs representing our Class A ordinary shares on the New York Stock Exchange under the symbol “DAO.”

Following the completion of this offering, our issued and outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. (i) NetEase, Inc., or NetEase, our controlling shareholder; (ii) Dr. Feng Zhou, our Chief Executive Officer and director; and (iii) certain individual minority shareholders who are our employees will beneficially own all of our issued Class B ordinary shares and will collectively be able to exercise 92.1% of the total voting power of our issued and outstanding share capital immediately following the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs, and the issuance and sale of Class A ordinary shares in connection with concurrent private placements to certain investment funds managed by Orbis Investment Management Limited (collectively, “Orbis”), based on an assumed initial public offering price of US$16.50 per ADS, the midpoint of the estimated public offering price range shown on the front cover of this prospectus. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to three votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any non-affiliate of such holder, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share. See “Description of Share Capital.”

Immediately following the completion of this offering and the concurrent private placements to Orbis, we will be a “controlled company” within the meaning of the New York Stock Exchange corporate governance rules because NetEase will beneficially own 67.6% of the total voting power of our then issued and outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs, based on an assumed initial public offering price of US$16.50 per ADS, the midpoint of the estimated public offering price range shown on the front cover of this prospectus. See “Principal Shareholders.”

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Mr. William Lei Ding, our director (who is also the chief executive officer, a director and a principal shareholder of NetEase, our controlling shareholder) has indicated interests in purchasing an aggregate of up to US$20.0 million of the ADSs being offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered. Such indication of interests is not a binding agreement or commitment to purchase, and we and the underwriters are under no obligations to sell any ADSs to Mr. Ding. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

We are an “emerging growth company” under the US federal securities laws and will be subject to reduced public company reporting requirements. Investing in the ADSs involves risks. See “Risk Factors” beginning on page 20 of this prospectus.

	Per ADS	Total
Public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)	For a description of the compensation payable to the underwriters, see “Underwriting.”

The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on                     , 2019.

Citigroup	Morgan Stanley	Credit Suisse
(in alphabetical order)

CICC	HSBC

(in alphabetical order)

The date of this prospectus is                     , 2019.

Our Unique Business Model and Product Universe

>100MM Average Total MAUs (1)
Youdao Math
Youdao Premium Courses
Youdao Vocabulary Builder
NetEase Cloud Classroom
Youdao Fun Reading
China University MOOC
Youdao Reading
Youdao Speaking
Youdao Cloudnote
U-Dictionary
Youdao Dictionary
Youdao Translation
Youdao Kids Dictionary
Youdao Pocket Translator
Youdao Cloud Pen
Youdao Smart Pen
Youdao Dictionary Pen
Learning Services
Online Courses & Interactive Learning Apps
Learning Products
Online Knowledge Tools & Smart Devices
Enrollment in Online Courses and Subscription to Interactive Learning Apps
Purchase of Smart Devices
Pre-School
K – 12
College
Adult
Online Marketing Services

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “Youdao, Inc.” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Youdao, Inc., together with its subsidiaries and, in the context of describing its operations and consolidated financial information, its consolidated variable interest entities, or VIEs.

We have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters have not authorized any other person to provide you with different or additional information. Neither we nor the underwriters are making an offer to sell the ordinary shares in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the

i

information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs representing our Class A ordinary shares. Our business, financial condition and results of operations may have changed since the date on the front cover of this prospectus.

Until                     , 2019 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade the ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

ii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and the related notes appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in the ADSs discussed under “Risk Factors,” “Business,” and information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” before deciding whether to buy the ADSs. Investors should note that due to the restrictions on foreign investment in companies that engage in certain businesses under the PRC law, a significant portion of our businesses in the PRC described in this prospectus are operated through our VIEs. Investors should also note that Youdao, Inc. became our ultimate holding company recently through a series of transactions initiated by our controlling shareholder, NetEase, and has a limited operating history on a consolidated basis. See “—Our History and Corporate Structure” and “Risk Factors— Risks Related to Our Business and Industry—We have a limited history in operating on a consolidated basis and, particularly, operating certain of our products and services. This may make it difficult to evaluate our future prospects and the risks and uncertainties associated with these products and services.” NetEase is expected to continue to control us following this offering. For more information about NetEase and our relationships with NetEase, See “Our Relationship with NetEase.”

Our Business

What is Youdao

Youdao makes learning happen.

For over a decade, Youdao has developed and used technologies to provide learning content, applications and solutions to users of all ages.

We’re the leading intelligent learning company in China with over 100.0 million average total MAUs* in the first half of 2019. Starting from online knowledge tools, we currently offer a comprehensive suite of learning products and services that are accessible, reliable and trustworthy.

Today, for tens of millions of people, Youdao is the go-to destination for looking up a word, translating a foreign language, preparing for an exam, and picking up a new skill. Through technology, we enrich the lives of people of all ages every day, guiding them on their journey of pursuing knowledge and sharing ideas.

What Youdao Offers

Youdao was founded in 2006 as part of NetEase, a leading internet technology company in China, dedicated to providing online services centered around content, community, communication and commerce. In 2007, we launched our flagship Youdao Dictionary, which is China’s number one language app in terms of MAUs in the first half of 2019, according to Frost & Sullivan. Youdao Dictionary had 51.2 million average MAUs in the first half of 2019.

*	See “—Conventions Which Apply to This Prospectus” for the definition of average total MAUs.

The early success of Youdao Dictionary has enabled us to attract a massive user base, build a strong brand, and expand into a broad range of products and services addressing lifelong learning needs of pre-school, K-12 and college students as well as adult learners, including:

Let’s start with our online knowledge tools—a collection of dictionary, translation and writing tools empowered by leading technologies. Our tools are convenient, smart and powerful. We offer most of them for free, but monetize their massive user bases mainly through advertising. As these tools become ubiquitous in people’s lives, they’ve also helped drive organic user traffic to our online courses and other products and services.

Building on the popularity of our online knowledge tools, we set out to offer online courses, including Youdao Premium Courses, our flagship online course brand, with a strategic focus on K-12 students, as well as NetEase Cloud Classroom and China University MOOC. We deliver our Youdao Premium Courses in “dual-teacher” large classes through live streaming. We adopt this format because it allows us to make the best use of our teaching resources while maximizing flexibility and interaction for both our instructors and students. Our course designers, instructors and engineers work together to expertly create course materials covering a wide range of subjects, making sure they’re interesting, relevant and engaging.

We also offer a variety of interactive learning apps that enable students to study math, English and other subjects with a virtual teacher on their mobile devices. These fun and effective apps incorporate AI teaching to particularly cater to the learning habits of our students. Through social media such as Weixin/WeChat, users may access these apps and share their activities with friends. Moreover, our interactive learning apps provide an abundance of gamified features that help significantly increase younger students’ interest levels and drive their engagement.

We began to invest in building smart devices that further enhance users’ learning experience and efficiency. That’s how we invented Youdao Smart Pen, Youdao Dictionary Pen and Youdao Pocket Translator. Our approach to such devices is a seamless integration of AI algorithms and data processing into hardware devices that supplement our online knowledge tools and online courses.

Our products and services are built upon a common set of core technologies, which allows us to use data insights gained from individual product or service to help optimize our entire product and service portfolio. Our business has evolved significantly since inception and we’ve never stopped re-imagining and innovating our products and services. We’re doing this not only to cater to, but influence, the learning habits and lifestyles of our users, to fulfill their goals and enrich their lives. Since our inception, our apps have amassed over 1.3 billion cumulative downloads and more than 200 million student enrollments. Fueling all of these great achievements are our technologies. That’s why we’ll continue to invest in technology and products for our users, and for our long-term success.

Our net revenues increased by 67.7% from RMB327.2 million for the six months ended June 30, 2018 to RMB548.5 million (US$79.9 million) for the six months ended June 30, 2019. For the six months ended June 30, 2018 and 2019, we recorded net losses of RMB82.8 million and RMB167.9 million (US$24.5 million), respectively. Our net revenues increased by 60.5% from RMB455.7 million in 2017 to RMB731.6 million (US$106.6 million) in 2018. In 2017 and 2018, we recorded net losses of RMB163.9 million and RMB209.3 million (US$30.5 million), respectively.

Market Opportunities

Driven by mobile internet, AI and data analytics, China has seen the increasing prevalence of intelligent learning. Intelligent learning features the integration of technology with most aspects of the learning and teaching process to foster a more personalized, interactive, and adaptive learning experience. Intelligent learning companies are well positioned to attract and monetize a large and loyal user base through offering a comprehensive, synergetic suite of learning products and services.

The intelligent learning industry in China currently consists of AI-powered online courses, intelligent knowledge products and services, and institutional learning solutions. In recent years, this industry has grown quickly driven by rapid technological developments. According to Frost & Sullivan, the overall size of China’s intelligent learning industry reached approximately RMB103.4 billion in 2018, and is expected to grow to RMB719.8 billion in 2023, representing a CAGR of 47.4%.

In addition to China, other countries and regions, such as India, Indonesia and South America, present great opportunities in the field of intelligent learning for Chinese enterprises, due to their large population, scarce educational resources, and willingness to pay for education.

What Sets Youdao Apart

We believe the following competitive strengths differentiate us from our competitors:

•	Leading technologies;

•	Massive and loyal user base with a trusted brand;

•	Products and services covering full learning journey;

•	Strong content development capabilities;

•	Scalable business model; and

•	Visionary and experienced management team.

How We Approach the Future

We seek to lead the development of intelligent learning industry in China by pursuing the following strategies:

•	Keep investing in technologies;

•	Improve content offerings;

•	Grow and engage our user base;

•	Expand overseas;

•	Enhance smart device offerings; and

•	Serve more business customers.

Our Challenges

We face risks and uncertainties in achieving our business objectives and executing our strategies, including those relating to:

•	Our limited operating history may make it difficult to evaluate our future prospects;

•	Our ability to develop and apply our technologies to support and expand our product and service offerings;

•	Our ability to timely respond to the rapid changes in industry trends and users’ preference;

•	Our ability to be effective in broadening our monetization channels;

•	Our ability to drive user acceptance and respond to market trend of integration of technology and learning;

•	Our ability to improve or expand our product and service offerings in a timely and cost-effective manner;

•	Our ability to achieve profitability in the future;

•	Our ability to maintain and enhance recognition of our brand;

•	Our ability to obtain sufficient capital on acceptable terms;

•	Our ability to comply with applicable regulatory requirements; and

•	Our ability to retain existing or attract new advertising customers.

Our History and Corporate Structure

Our Major Business Milestones

In 2007, we launched our flagship Youdao Dictionary, China’s number one language app in terms of MAUs in the first half of 2019, according to Frost & Sullivan.

In 2011, we launched Youdao Cloudnote, China’s number one independent notetaking tool in terms of MAUs in the first half of 2019, according to Frost & Sullivan.

In 2012, NetEase launched NetEase Cloud Classroom, a platform offering online courses mainly targeting adults in China, which was acquired by us in May 2019.

In 2014, we strategically expanded offerings to include online courses by launching Youdao Classroom, which was rebranded as Youdao Premium Courses in 2016. In the same year, NetEase launched China University MOOC, a platform offering online courses primarily targeting college students and adults in China, which was acquired by us in May 2019.

Between 2016 and 2018, we continued to expand our suite of learning products and services by launching a portfolio of interactive apps catering to various age groups’ learning needs, which currently mainly include Youdao Math, Youdao Vocabulary Builder, Youdao Fun Reading, Youdao Speaking and Youdao Reading, and by launching our smart device offerings, which currently include Youdao Smart Pen, Youdao Dictionary Pen and Youdao Pocket Translator.

Our Corporate History

We commenced our operations in March 2006 through Youdao Information. In September 2007, Beijing NetEase Youdao Computer System Co., Ltd., or Youdao Computer, was incorporated in the PRC. Both of Youdao Information and Youdao Computer were then controlled by NetEase, our controlling shareholder.

In 2014, we strategically shifted our focus to the intelligent learning industry. Since then, we have successfully developed a variety of technology-driven learning products and services, including Youdao Premium Courses.

In November 2014, Youdao, Inc., our current ultimate holding company, was incorporated under the laws of the Cayman Islands.

In July 2016, Youdao (Hong Kong) Limited, or Youdao HK, was incorporated under the laws of Hong Kong. Youdao HK currently operates U-Dictionary, an online dictionary and translation app we offer primarily targeting users in selected overseas markets.

Between December 2016 and November 2017, through a number of transactions, we acquired the entire interests in Youdao Information and, through certain contractual arrangements, the control of Youdao Computer.

In April 2018, we issued a total of 6,814,815 Series A preferred shares to certain investors for an aggregate consideration of US$70.0 million. See “Description of Share Capital—History of Securities Issuances—Preferred Shares.”

Due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services and certain other businesses, Youdao Information entered into a series of contractual arrangements, as amended and restated, with each of Youdao Computer and Hangzhou NetEase Linjiedian Education Technology Co., Ltd., or Linjiedian Education, a company incorporated in the PRC in January 2019, as well as their respective shareholders, through which we obtained control over Youdao Computer and Linjiedian Education. See “—Our Corporate Structure and Contractual Arrangements.” Linjiedian Education was incorporated primarily with a view to undertake future businesses that may be subject to foreign investment restrictions under PRC law and currently does not operate any substantial business or hold any material assets. As a result, we are regarded as the primary beneficiary of each of Youdao Computer and Linjiedian Education. We treat them as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP. We refer to Youdao Information as our wholly foreign owned entity, or WFOE, and to each of Youdao Computer and Linjiedian Education as a VIE, in this prospectus. For more details and risks related to our VIE structure, please see “Our History and Corporate Structure—Contractual Arrangements with Our VIEs and Our VIEs’ Shareholders” and “Risk Factors—Risks Related to Our Corporate Structure.”

In May 2019, we acquired certain online learning businesses, including NetEase Cloud Classroom, China University MOOC and NetEase Kada, from the NetEase Group, as we believe these offerings generally appeal to different target audiences from, and as a result complement, Youdao Premium Courses, our existing online course brand and enable us to reach a broader student base. Since the acquired businesses were controlled by NetEase both before and after the acquisition, such transactions are accounted for as business combinations under common control. Therefore, our consolidated financial statements included elsewhere in this prospectus reflect the results of such acquired businesses as if the current corporate structure, including the acquired businesses in May 2019, had been in existence throughout the periods presented. See our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Our Corporate Structure and Contractual Arrangements

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are a company registered in the Cayman Islands. Youdao Information, our PRC subsidiary, is considered a foreign invested enterprise. To comply with the foregoing restrictions imposed by PRC laws and regulations on foreign investments, we conduct a significant portion of our businesses in China through Youdao Computer, one of our VIEs, based on a series of contractual arrangements between us and our VIEs and their respective shareholders. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, our VIEs and consolidate their operating results in our financial statements under the U.S. GAAP. For a summary of the contractual arrangements by and among Youdao Information, Youdao Computer and the shareholders of Youdao Computer, see “Corporate History and Structure—Contractual Arrangements with Our VIEs and Our VIEs’ Respective Shareholders.” In 2017 and 2018 and for the six months ended June 30, 2019, the amount of revenues generated by our VIEs accounted for 87.9%, 82.9% and 79.6%, respectively, of our total net revenues. As a result, our ability to pay dividends depends upon the dividends paid by our subsidiaries which, in turn, depends on the payment of service fees to our PRC subsidiaries by our VIEs in the PRC pursuant to these contractual arrangements. In 2017 and 2018 and for the six months ended June 30, 2019, the amount of service fees paid to our PRC subsidiaries from our VIEs was RMB233.7 million, RMB395.2 million (US$57.6 million) and RMB236.6 million (US$34.5 million), respectively. We expect that the amounts of such service fees will increase in the foreseeable future as our PRC business continues to grow.

In the opinion of Tian Yuan Law Firm, our PRC legal counsel, the contractual arrangements among our PRC subsidiaries, our VIEs and our VIEs’ shareholders are valid, binding and enforceable under current PRC laws. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It remains uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, how they would affect our VIE structure. We have been further advised by our PRC legal counsel that if the PRC government authorities find that the agreements that establish the structure for operating our value-added telecommunication services and other business do not comply with PRC government restrictions on foreign investment in such businesses, we could be subject to severe penalties including being prohibited from continuing operations. Additionally, these contractual arrangements may not be as effective as direct ownership in providing us with effective control over our VIEs. If our VIEs or their shareholders fail to perform their respective obligations under such contractual arrangements, we could be limited in our ability to enforce such contractual arrangements that give us effective control over our business operations in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective. Additionally, the ability of our PRC subsidiaries to pay dividends to us is limited by PRC legal restrictions on the payment of dividends by PRC companies and foreign exchange control restrictions, among others, which prevents us from having unfettered access to our PRC subsidiaries’ and VIEs’ revenues. Our access to our VIEs’ revenues is also limited since we do not have direct ownership in our VIEs and have to rely on the payment of service fees by our VIEs to our PRC subsidiaries. For a more detailed description of the risks related to these contractual arrangements, please see “Risk Factors—Risks Related to Our Corporate Structure.”

The following chart shows our corporate structure, including our principal subsidiaries and VIEs, after giving effect to the contemplated issuance and sale of 5,600,000 Class A ordinary shares in this offering, assuming no exercise of the underwriters’ option to purchase additional ADSs, and the issuance and sale of 7,575,758 Class A ordinary shares in connection with the concurrent private placements to Orbis, based on an assumed initial public offering price of US$16.50 per ADS, the midpoint of the estimated public offering price range shown on the front cover of this prospectus.

Notes:

Equity interest
Contractual arrangements, including the cooperation agreement, operating agreement, equity pledge agreement, exclusive purchase option agreement, shareholder voting right trust agreement and loan agreement. See “Our History and Corporate Structure—Contractual Arrangements with Our VIEs and Our VIEs’ Respective Shareholders.”

(1)

Beneficial ownership percentages represent beneficial ownership of our total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs, and the concurrent private placements to Orbis. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. See also “Principal Shareholders.”

(2)

Voting power percentages represent aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs, and the concurrent private placements to Orbis, and are calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class. In respect of matters requiring a shareholder vote, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to three votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. See also “Description of Share Capital—Ordinary Shares.”

(3)	Youdao HK currently operates our overseas businesses, including U-Dictionary. See “Business—Global Opportunities.”
(4)

Jiankun Zhao, an employee of our company as of the date of this prospectus, holds 15% of NetEase Langsheng’s equity interests. As of the date of this prospectus, Mr. Zhao also holds a vested option to purchase additional 15% equity interest of NetEase Langsheng.

(5)

Shareholders of Linjiedian Education are William Lei Ding, our director (who is also the chief executive officer, a director and a principal shareholder of NetEase, our controlling shareholder), and Feng Zhou, our Chief Executive Officer and director, each holding 99% and 1%, respectively, of Linjiedian Education’s equity interests.

(6)

Shareholders of Youdao Computer are William Lei Ding, our director (who is also the chief executive officer, a director and a principal shareholder of NetEase, our controlling shareholder), and Feng Zhou, our Chief Executive Officer and director, each holding approximately 71% and 29%, respectively, of Youdao Computer’s equity interests.

OUR CORPORATE INFORMATION

Our principal executive offices are located at No. 399 Wangshang Road, Binjiang District, Hangzhou 310051, People’s Republic of China. Our telephone number at this address is + 86 0571-8985-2163. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 10 E. 40th Street, 10th Floor New York, New York 10016.

Investors should contact us for any inquiries through the address and telephone number of our principal executive office. Our principal website is www.youdao.com. The information contained on our website is not a part of this prospectus.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than US$1.07 billion in revenue for the last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 (as amended by the Fixing America’s Surface Transportation Act of 2015), or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of the ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. See “Risk Factors—Risks Related to the ADSs and This Offering—We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an ‘emerging growth company’.”

CONVENTIONS WHICH APPLY TO THIS PROSPECTUS

Unless we indicate otherwise, all information in this prospectus reflects the following:

•	no exercise by the underwriters of their option to purchase up to 840,000 additional ADSs representing 840,000 Class A ordinary shares from us; and

Except where the context otherwise requires and for purposes of this prospectus only:

•	“ADSs” refers to the American depositary shares, each representing one Class A ordinary share;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong and Macau;

•	“Class A ordinary share” refers to our Class A ordinary shares, par value US$0.0001 per share;

•	“Class B ordinary share” refers to our Class B ordinary shares, par value US$0.0001 per share;

•	“cohort” for a given period with respect to our online courses refers to the students that are newly enrolled in any of our online courses in that period;

•

“gross billings” for a specific period refers to the total amount of consideration for our online courses sold on Youdao Premium Courses, NetEase Cloud Classroom and China University MOOC, net of the total amount of refunds, in such period;

•	“NetEase” refers to NetEase, Inc. (Nasdaq: NTES), our controlling shareholder;

•	“NetEase Group” refers to NetEase and its subsidiaries and consolidated variable interest entities other than us and the entities controlled by us;

•	“paid courses” refers to our online courses for which we charge not less than RMB50 per course package;

•

“paid student enrollments” for a specified period refers to the cumulative number of paid courses enrolled in by our students, including multiple paid courses enrolled in by the same student, after deducting the number of courses the tuition of which were fully refunded;

•	a “paying student” means a unique student who has enrolled in at least one paid course;

•	“Post-IPO MAA” means the fourth amended and restated memorandum and articles of association of our company, which will become effective immediately prior to the completion of this offering;

•	“preferred shares” prior to this offering refers to our Series A preferred shares, par value US$0.0001 per share;

•	“RMB” or “Renminbi” refers to the legal currency of the People’s Republic of China;

•

“student enrollments” for a specified period refers to the cumulative number of courses enrolled in by our students, including multiple courses enrolled in by the same student, after deducting the number of courses the tuition of which were fully refunded;

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

•

“variable interest entities,” or “VIEs,” refers to the PRC entities of which we have power to control the management, and financial and operating policies and have the right to recognize and receive substantially all the economic benefits and in which we have an exclusive option to purchase all or part of the equity interests at the minimum price possible to the extent permitted by PRC law;

•

“Youdao,” “we,” “us,” “our company,” and “our” refer to Youdao, Inc., a Cayman Islands company and its subsidiaries and, in the context of describing our operations and consolidated financial information, its VIEs;

•	“Youdao Computer” refers to Beijing NetEase Youdao Computer System Co., Ltd.;

•	“Youdao HK” refers to Youdao (Hong Kong) Limited; and

•	“Youdao Information” refers to NetEase Youdao Information Technology (Beijing) Co., Ltd.

We generate MAUs from the users of our products and services (except for smart devices) of our learning services and products segment. With respect to the MAU data used in this prospectus:

•

“monthly active user” or “MAUs” for a specified period, with respect to each of our products and services (except for smart devices), refers to the average of the monthly number of unique mobile or PC devices, as the case may be, through which such product and service is accessed at least once in that month;

•

Our total MAUs for a given month is calculated by combining the MAUs of our various products and services (except for smart devices) for that month (duplicate access to different products and services is not eliminated from the calculation);

•	“average total MAUs” for a given period refers to the monthly average of the sum of our total MAUs of such period; and

•

our MAUs are calculated using internal company data, treating each distinguishable device as a separate MAU even though some users may access our products and services using more than one device and multiple users may access our services using the same device.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus are made at RMB6.8650 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 28, 2019. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. On October 4, 2019, the noon buying rate for Renminbi was RMB7.1473 to US$1.00.

This prospectus contains information derived from various public sources and certain information from an industry report dated August 12, 2019 commissioned by us and prepared by Frost & Sullivan, a third-party industry research firm, to provide information regarding our industry and market position. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in these publications and reports.

THE OFFERING

Offering price range	We currently estimate that the initial public offering price will be between US$15.00 and US$18.00 per ADS.

ADSs offered by us	5,600,000 ADSs (or 6,440,000 ADSs if the underwriters exercise their option to purchase additional ADSs in full).

The ADSs	Each ADS represents one Class A ordinary share, par value US$0.0001 per share. The depositary will hold the Class A ordinary shares underlying the ADSs. You will have rights as provided in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our Class A ordinary shares, after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may turn in the ADSs to the depositary in exchange for Class A ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold the ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Ordinary shares	We will issue 5,600,000 Class A ordinary shares represented by the ADSs in this offering (assuming the underwriters do not exercise their option to purchase additional ADSs).

Our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares immediately prior to the completion of this offering. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to three votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any non-affiliate of such holder, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share.

All options, regardless of grant dates, will entitle holders to the equivalent number of Class A ordinary shares once the vesting and exercising conditions on such share-based compensation awards are met.

See “Description of Share Capital.”

Ordinary shares issued and outstanding immediately after this offering	22,858,213 Class A ordinary shares, par value US$0.0001 per share (or 23,698,213 Class A ordinary shares if the underwriters exercise their option to purchase additional ADSs in full), including 7,575,758 Class A ordinary shares that Orbis has agreed to purchase from us in the concurrent private placements in connection with this offering, based on an assumed initial public offering price of US$16.50 per ADS, the midpoint of the estimated public offering price range shown on the front cover of this prospectus, and 89,132,360 Class B ordinary shares.

Concurrent Private Placements	Concurrently with and subject to the completion of this offering, certain investment funds managed by Orbis Investment Management Limited (collectively, “Orbis”) have agreed to purchase from us in aggregate US$125 million of our Class A ordinary shares. The number of Class A ordinary shares to be purchased by such investors shall be calculated based on the initial public offering price of ADSs in this offering. Based on an assumed initial public offering price of US$16.50 per ADS, the midpoint of the estimated public offering price range shown on the front cover of this prospectus, Orbis is expected to own 6.8% of our issued and outstanding ordinary shares, representing 2.6% of our total voting power, immediately upon the completion of this offering, assuming the underwriters do not exercise the option to purchase additional ADSs. These investments are being made pursuant to exemption from registration with the Securities and Exchange Commission under Regulation S of the Securities Act of 1933, as amended. Orbis, with its long-term investment philosophy, has no intention to sell such Class A ordinary shares within 180 days after the date of this prospectus. See “Underwriting” for more information.

Option to purchase additional ADSs	We have granted the underwriters the right to purchase up to an additional 840,000 Class A ordinary shares from us within 30 days of the date of this prospectus.

Listing	We intend to apply to list the ADSs representing our Class A ordinary shares on the New York Stock Exchange, or NYSE, under the symbol “DAO.”

Use of proceeds

We estimate that the net proceeds from this offering and the concurrent private placements to Orbis will be approximately US$208.5 million (or approximately US$221.3 million if the underwriters exercise their option to purchase additional ADSs in full in connection with this offering), based on an assumed initial public offering price of US$16.50 per ADS, the midpoint of the estimated public offering price range shown on the front cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use the net proceeds from this offering and the concurrent private placements to Orbis to further invest in technology and product development, expand our branding and marketing efforts, further grow our user base and satisfy other general corporate purposes. See “Use of Proceeds.”

Lock-up	Except as otherwise described below, we, our directors, executive officers, existing shareholders and holders of share-based awards have agreed with the underwriters, subject to certain exceptions, not to offer, sell, or dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital during the 180-day period following the date of this prospectus. Each of NetEase, Mr. William Lei Ding, Dr. Feng Zhou, Mr. Yinghui Wu (our Vice President), Mr. Lei Jin (our Vice President), Mr. Renlei Liu (our Vice President), as well as five individual shareholders of our company have agreed with the underwriters to provide a lock-up term of 18 months following the date of this prospectus, with the other terms of their lock-up agreements substantially the same as those of parties described above. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of The Depository Trust Company on , 2019.

Depositary	The Bank of New York Mellon.

Directed share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to an aggregate of 350,000 ADSs offered in this offering to our directors, officers, employees, business associates and related persons.

Taxation	For a description of certain Cayman Islands, PRC and U.S. federal income tax considerations with respect to the ownership and disposition of the ADSs, see “Taxation.”

Risk Factors	See “Risk Factors” and other information included in this prospectus for discussions of the risks relating to investing in the ADSs. You should carefully consider these risks before deciding to invest in the ADSs.

Indication of Interests	Mr. William Lei Ding, our director (who is also the chief executive officer, a director and a principal shareholder of NetEase) has indicated interests in purchasing an aggregate of up to US$20.0 million of the ADSs being offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered. Such indication of interests is not a binding agreement or commitment to purchase, and we and the underwriters are under no obligations to sell any ADSs to Mr. Ding. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

OUR SUMMARY CONSOLIDATED FINANCIAL DATA AND OPERATING DATA

The following summary consolidated statements of operations for the years ended December 31, 2017 and 2018, summary consolidated balance sheet data as of December 31, 2017 and 2018 and summary consolidated cash flow data for the years ended December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statements of operations for the six months ended June 30, 2018 and 2019, summary consolidated balance sheet data as of June 30, 2019 and summary consolidated cash flow data for the six months ended June 30, 2018 and 2019 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,					For the Six Months Ended June 30,
	2017		2018			2018		2019
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, shares and per share data)
Summary Consolidated Statements of Operations:
Net revenues	455,746	100.0	731,598	106,570	100.0	327,155	100.0	548,543	79,904	100.0
Cost of revenues(1)	(293,807)	(64.5)	(515,133)	(75,038)	(70.4)	(219,541)	(67.1)	(389,585)	(56,749)	(71.0)

Gross profit	161,939	35.5	216,465	31,532	29.6	107,614	32.9	158,958	23,155	29.0
Operating expenses
Sales and marketing expenses(1)	(136,412)	(29.9)	(213,405)	(31,086)	(29.2)	(94,301)	(28.8)	(186,136)	(27,114)	(33.9)
Research and development expenses(1)	(133,092)	(29.2)	(184,020)	(26,806)	(25.1)	(80,697)	(24.7)	(111,184)	(16,196)	(20.3)
General and administrative expenses(1)	(22,476)	(4.9)	(38,177)	(5,561)	(5.2)	(15,749)	(4.8)	(23,784)	(3,465)	(4.3)

Total operating expenses	(291,980)	(64.0)	(435,602)	(63,453)	(59.5)	(190,747)	(58.3)	(321,104)	(46,775)	(58.5)

Loss from operations	(130,041)	(28.5)	(219,137)	(31,921)	(29.9)	(83,133)	(25.4)	(162,146)	(23,620)	(29.5)
Interest income/(expense), net	(29,327)	(6.4)	(23,507)	(3,424)	(3.2)	(13,057)	(4.0)	(12,362)	(1,801)	(2.3)
Others, net	598	0.1	44,643	6,503	6.1	17,904	5.5	8,253	1,202	1.5

Loss before tax	(158,770)	(34.8)	(198,001)	(28,842)	(27.0)	(78,286)	(23.9)	(166,255)	(24,219)	(30.3)
Income tax expenses	(5,162)	(1.1)	(11,294)	(1,645)	(1.6)	(4,465)	(1.4)	(1,639)	(239)	(0.3)

Net loss	(163,932)	(35.9)	(209,295)	(30,487)	(28.6)	(82,751)	(25.3)	(167,894)	(24,458)	(30.6)
Net (income)/loss attributable to non-controlling interests shareholders	30,355	6.6	385	56	0.0	678	0.2	(481)	(70)	(0.1)

Net loss attributable to the Company	(133,577)	(29.3)	(208,910)	(30,431)	(28.6)	(82,073)	(25.1)	(168,375)	(24,528)	(30.7)
Accretions of convertible redeemable preferred shares to redemption value	—	—	(30,311)	(4,415)	(4.1)	(10,105)	(3.1)	(21,156)	(3,081)	(3.9)

Net loss attributable to ordinary shareholders of the Company	(133,577)	(29.3)	(239,221)	(34,846)	(32.7)	(92,178)	(28.2)	(189,531)	(27,609)	(34.6)
Net loss per ordinary share
Basic	(2.04)		(2.80)	(0.41)		(1.16)		(2.06)	(0.30)
Diluted	(2.04)		(2.80)	(0.41)		(1.16)		(2.06)	(0.30)
Weighted average number of ordinary shares used in calculating net loss per ordinary share
Basic	65,387,160		85,346,790	85,346,790		79,208,193		92,000,000	92,000,000
Diluted	65,387,160		85,346,790	85,346,790		79,208,193		92,000,000	92,000,000

Notes:

(1)

The following table sets forth the allocation of our share-based compensation expenses. These expenses were allocated to us based on awards granted to our employees pursuant to NetEase’s 2009 RSU Plan. See also “Related Party Transactions—Other Related Party Transactions with NetEase.”

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Cost of revenues	2,220	3,055	446	1,187	907	132
Sales and marketing expenses	289	350	51	256	780	114
Research and development expenses	2,773	2,735	398	1,174	41	6
General and administrative expenses	8	36	5	12	399	58

Total	5,290	6,176	900	2,629	2,127	310

The following table presents our summary consolidated balance sheet data as of December 31, 2017 and 2018 and June 30, 2019.

	As of December 31,			As of June 30,
	2017	2018		2019
				Actual		Pro forma(1)
	RMB	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	39,831	41,738	6,080	52,317	7,621	52,317	7,621
Accounts receivable, net	65,121	80,562	11,735	167,389	24,383	167,389	24,383
Total current assets	144,981	595,068	86,682	611,232	89,036	611,232	89,036
Total assets	161,853	619,617	90,258	639,461	93,148	639,461	93,148
Contract liabilities	94,531	177,536	25,861	242,475	35,320	242,475	35,320
Short-term loans from NetEase Group	878,000	878,000	127,895	878,000	127,895	878,000	127,895
Total current liabilities	1,119,850	1,300,398	189,425	1,416,401	206,322	1,416,401	206,322
Total liabilities	1,119,850	1,300,398	189,425	1,416,401	206,322	1,416,401	206,322
Total mezzanine equity	—	460,652	67,102	481,808	70,183	—	—
Total shareholders’ deficit	(957,997)	(1,141,433)	(166,269)	(1,258,748)	(183,357)	(776,940)	(113,174)
Total liabilities, mezzanine equity and shareholder’s deficit	161,853	619,617	90,258	639,461	93,148	639,461	93,148

(1)	On a pro forma basis to reflect the the conversion of all of our outstanding preferred shares on a one-for-one basis into ordinary shares, as if such conversion had occurred as of June 30, 2019.

The following table presents our summary consolidated cash flow data for the periods indicated.

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash used in operating activities	(87,138)	(100,330)	(14,615)	(38,619)	(200,804)	(29,252)
Net cash (used in)/provided by investing activities	(10,836)	(374,000)	(54,479)	(403,408)	135,364	19,719
Net cash provided by financing activities	107,765	475,117	69,209	465,866	75,643	11,019
Effect of exchange rate changes on cash and cash equivalents	—	1,120	163	626	376	55

Net increase in cash and cash equivalents	9,791	1,907	278	24,465	10,579	1,541
Cash and cash equivalents at beginning of the year/period	30,040	39,831	5,802	39,831	41,738	6,080

Cash and cash equivalents at end of the year/period	39,831	41,738	6,080	64,296	52,317	7,621

Non-GAAP Financial Measure

Gross billings is a non-GAAP financial measure. We define gross billings for a specific period as the total amount of consideration for online courses sold on Youdao Premium Courses, NetEase Cloud Classroom and China University MOOC, net of the total amount of refunds, in such period. Our management uses gross billings as a performance measurement because we generally bill our students for the entire course tuition at the time of sale of our courses and recognize revenue proportionally over an average of the learning periods of different online courses. The learning period of a live streaming course refers to the period during which the course is delivered plus the estimated period following the completion of the course during which the students view playback of the course recordings, and the learning period of a pre-recorded course refers to the estimated period during which the course is viewed by students. We believe that gross billings provides valuable insight into the performance of our online courses operations.

As gross billings has material limitations as an analytical metrics and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings as a substitute for, or superior to, net revenues prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure. We compensate for these limitations by relying primarily on our GAAP results and using gross billings only as a supplemental measure.

The following table sets forth a reconciliation of gross billings to net revenues, its most directly comparable GAAP measure, of our online courses:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net revenues of online courses	115,003	329,424	47,986	157,966	228,233	33,246
Add: value-added tax	10,153	23,666	3,447	10,491	17,083	2,488
Add: ending deferred revenue	64,136	129,144	18,812	81,015	185,622	27,039
Less: beginning deferred revenue	(9,930)	(64,136)	(9,342)	(64,136)	(129,144)	(18,812)

Gross billings of online courses (non-GAAP)	179,362	418,098	60,903	185,336	301,794	43,961

The following table sets forth a reconciliation of gross billings to net revenues, its most directly comparable GAAP measure, of Youdao Premium Courses:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net revenues of Youdao Premium Courses	89,129	284,160	41,393	137,060	191,289	27,864
Add: value-added tax	8,592	20,352	2,965	9,136	14,362	2,092
Add: ending deferred revenue	54,067	109,105	15,893	69,273	157,184	22,896
Less: beginning deferred revenue	—	(54,067)	(7,876)	(54,067)	(109,105)	(15,893)

Gross billings of Youdao Premium Courses (non-GAAP)	151,788	359,550	52,375	161,402	253,730	36,959

Key Performance Metrics

The following table presents our key performance metrics for the periods indicated. See “—Conventions Which Apply to This Prospectus” for their definitions.

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2017	2018	2018	2019
Average total MAUs (in millions)	73.7	96.4	93.1	105.0
Paid student enrollments of Youdao Premium Courses (in thousands)	418	643	318	338
Gross billings per paid student enrollment of Youdao Premium Courses (in RMB)	363	559	508	751

Our management continually reviews paid student enrollments and gross billings per paid student enrollment of Youdao Premium Courses to evaluate the overall performance and growth trends of our online courses, since we have historically generated the vast majority of the net revenues of online courses through Youdao Premium Courses.

Recent Developments

Our business continued to grow in the second half of 2019. The following table sets forth our key performance metrics for the two months ended August 31, 2018 and 2019.

	For the Two Months Ended August 31,
	2018	2019
Average total MAUs (in millions)	94.2	105.9
Paid student enrollments of Youdao Premium Courses (in thousands)	110.4	167.3

•

Average total MAUs grew from 94.2 million for the two months ended August 31, 2018 to 105.9 million for the two months ended August 31, 2019, as a result of the overall growth of our learning services and products business.

•

Paid student enrollments of Youdao Premium Courses grew by 51.5% from 110.4 thousand for the two months ended August 31, 2018 to 167.3 thousand for the two months ended August 31, 2019. In particular, the number of our K-12 paid student enrollments of Youdao Premium Courses has more than doubled, growing from 24.7 thousand for the two months ended August 31, 2018 to 75.7 thousand for the two months ended August 31, 2019, mainly driven by our increased sales and marketing efforts, the expansion of our K-12 course offerings and our enhanced brand name among students and their parents.

RISK FACTORS

You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below and our consolidated financial statements and related notes, before making an investment in the ADSs. Any of the following risks and uncertainties could have a material adverse effect on our business, financial condition and results of operations. The market price of the ADSs could decline significantly as a result of any of these risks and uncertainties, and you may lose all or part of your investment. When determining whether to invest, you should also refer to the other information contained in this prospectus, including our financial statements and the related notes thereto. You should also carefully review the cautionary statements referred to under “Forward-looking Statements.” Our actual results could differ materially and adversely from those anticipated in this prospectus.

Risks Related to Our Business and Industry

We have a limited history in operating on a consolidated basis and, particularly, operating certain of our products and services. This may make it difficult to evaluate our future prospects and the risks and uncertainties associated with these products and services.

While the history of our business dates back to 2007 when Youdao Dictionary was launched by our controlling shareholder, NetEase, our current ultimate holding company acquired control of our principal operating entities through a number of transactions between December 2016 and November 2017 and has a limited history in operating our businesses on a consolidated basis. For more information about our history and corporate structure, see “Our History and Corporate Structure.” Additionally, we have a limited history in operating certain of our major products and services. For example, we launched Youdao Classroom in 2014, which was rebranded as Youdao Premium Courses in 2016, and we began to offer smart devices in late 2017. Our limited history may make it difficult for us to evaluate our future prospects and the risks and uncertainties associated with new products and services, and our historical performance may not be indicative of our future prospects and operating results.

In addition, we recently acquired certain online course-related businesses, including the operations of NetEase Cloud Classroom, China University MOOC and NetEase Kada, from the NetEase Group. Since both these businesses and our company are controlled by NetEase both before and after the acquisition, such transactions are accounted for as business combinations under common control. Therefore, the consolidated financial statements reflect the results of such acquired businesses as if the current corporate structure, including the transfer of business in May 2019, had been in existence throughout the periods presented. See our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Such acquired business had operating losses of RMB59.7 million and RMB78.0 million (US$11.4 million), respectively, in 2017 and 2018. Given our limited history operating such newly acquired businesses, there is no assurance that we will be successfully improve our operating margin as a result of such acquisition and achieve operating efficiency and synergies as a result of integrating such acquired business going forward.

Managing a growing portfolio of products and services and integrating acquired business with our existing business and operations involve significant challenges and risks, including those relating to our ability to:

•	integrate our operational, administrative and financial systems and internal controls across business segments;

•	educate the market on, and monetize the user bases of, our new products and services;

•	keep up with the evolving industry standards and market developments;

•	secure sufficient financing to support the operations of new products and services and acquired businesses;

•	develop and apply technologies necessary to support our expanded product and service offerings;

•	respond to changes in the regulatory environment;

•	cross-sell our various offerings and achieve synergies and cost savings among different business units; and

•	address competitive, regulatory, marketing and other challenges encountered in connection with expansion into new businesses and markets.

If we are unable to successfully address these risks and uncertainties, our business, financial condition and results of operations could be materially and adversely affected.

If we fail to develop and apply our technologies to support and expand our product and service offerings or if we fail to timely respond to the rapid changes in industry trends and users’ preference, we may lose market share and our business may be materially and adversely affected.

We believe our technologies are critical to our business. Over the years, we have developed a number of core technologies to support our comprehensive suite of products and services. We also rely on technologies to build and maintain our IT infrastructure. The intelligent learning industry is subject to rapid technological changes and innovations and is affected by unpredictable product lifecycles and user preferences. Our technologies may become obsolete or insufficient, and we may have difficulties in following and adapting to technological changes in the intelligent learning industry in a timely and cost-effective manner. New technologies and solutions developed and introduced by our competitors could render our offerings less attractive or obsolete thus materially affecting our business and prospects. In addition, our substantial investments in technology may not produce expected results. If we fail to continue to develop, innovate and utilize our technologies or if our competitors develop or apply more advanced technologies, our business, financial condition and results of operations could be materially and adversely affected.

We may not be effective in broadening our monetization channels.

We have developed a diversified monetization model and plan to explore additional opportunities to monetize our user base, content and technologies by, for example, offering additional technology solutions to our business customers and providing additional subscription options to users to increase their spending with us. If these efforts fail to achieve our anticipated results, we may not be able to increase or maintain our revenue growth. Specifically, in order to increase the number of our users and students and their levels of spending, we will need to address a number of challenges, including providing consistently high-quality and effective learning content, products and services; continuing to innovate and stay ahead of our competitors; and improving the effectiveness and efficiency of our sales and marketing efforts. If we fail to address any of these challenges, especially if we fail to offer high-quality learning content, products and services to meet user preferences and demands, we may not be successful in increasing the number of our users and increasing their spending, which could have a material adverse impact on our business, financial condition and results of operations.

The success and future growth of our business will be affected by the user acceptance and market trend of integration of technology and learning.

We operate in the intelligent learning industry, and our business model features integrating technology closely with learning to provide a more efficient and engaging learning experience. However, intelligent learning remains a relatively new concept in China, and there are limited proven methods to project user demand or preference or available industry standards on which we can rely. For example, despite the early popularity of Youdao Smart Pen among the students of Youdao Premium Courses, there is no guarantee that it will also be well received by the broader user and student community. In addition, even with the proliferation of internet and mobile devices in China, we believe that some of our target students may still be inclined to choose traditional, face-to-face courses over online courses as they find the former more intimate and reliable. We cannot assure you that our products and services will continue to be attractive to our users in the future. If our AI-powered learning products and services become less appealing to our users, our business, financial condition and results of operations could be materially and adversely affected.

We may not be able to improve or expand our product and service offerings in a timely and cost-effective manner.

We regularly and constantly update our existing product and service offerings and develop new products, services and content to meet our users’ and students’ demand and the evolving market trends. New products, services and content may not be accepted by our users and students as we expect, and we may not be able to introduce them as quickly as our competitors introduce competing offerings. The development of new products, services and content could be costly and time-consuming and requires us to make significant investments in research and product development, develop new technologies, and increase sales and marketing efforts, all of which may not be successful. If we are unsuccessful in improving or expanding our product and service offerings due to financial constraints, failure to attract qualified personnel or other reasons, our business, financial condition and results of operations could suffer.

We have a history of net losses and we may not achieve profitability in the future.

We had net losses of RMB163.9 million, RMB209.3 million (US$30.5 million) and RMB167.9 million (US$24.5 million), respectively, in 2017 and 2018 and the six months ended June 30, 2019. We cannot assure you that we will be able to generate net profits in the future. We intend to continue to invest heavily in sales, marketing and branding efforts which is expected to cause our sales and marketing expenses to increase continuously and rapidly. We also intend to continue to invest heavily in the foreseeable future in improving our technologies, hiring qualified faculty and R&D personnel and offering additional products, services and contents. These efforts may be more costly than we expect and our net revenues may not increase sufficiently to offset the expenses. We may continue to take actions and make investments that do not generate optimal financial results and may even result in significantly increased operating and net losses in the short term with no assurance that we will eventually achieve our intended long-term benefits or profitability. In particular, as we began to strategically increase our spending on online traffic acquisition channels in the second quarter of 2019 in order to attract new users and students, we expect to see further increases in sales and marketing expenses at least through the remaining quarters of 2019. These factors may materially and adversely affect our business, financial condition and results of operations.

Our business depends on the continued success of our brand, and if we fail to maintain and enhance recognition of our brand, our reputation and operating results may be harmed.

We believe that market awareness of our “Youdao” brand has contributed significantly to our success. Maintaining and enhancing our brand are critical to our efforts to scale our business and attract and retain users and students. Failure to maintain and enhance our brand recognition could have a material and adverse effect on our business, financial condition and results of operations. We have devoted significant resources to maintaining and promoting our brand, but we cannot assure you that these efforts will be successful. If we are unable to further enhance our brand recognition, or if our brand image is negatively impacted by any negative publicity, our business, financial condition and results of operations may be materially and adversely affected. We may also be negatively impacted by negative publicity associated with NetEase or any member of the NetEase Group; see also “—Any negative development in NetEase’s market position, brand recognition or financial condition may materially and adversely affect us.”

We require a significant amount of capital to fund our operations and respond to business opportunities. If we cannot obtain sufficient capital on acceptable terms, or at all, our business, financial condition and results of operations may be materially and adversely affected.

We may make investments from time to time in content and product development, technologies, branding, sales and marketing to remain competitive. In the past, our principal sources of liquidity included loans from the NetEase Group and the proceeds received from the issuance and sale of our preferred shares. See “Related Party Transactions” and “Description of Share Capital—History of Securities Issuances.” Our ability to obtain additional financing in the future is subject to a number of uncertainties, including those relating to:

•	our future business development, financial condition and results of operations;

•	general market conditions for financing activities; and

•	macro-economic and other conditions in China and elsewhere.

Although we expect to rely less on financing support from our existing shareholders and rely increasingly on net cash provided by operating activities and financing through capital markets and commercial banks for our liquidity needs as our business continues to grow and as we become a public company, we cannot assure you that we will be successful in our efforts to diversify our sources of capital. If we cannot obtain sufficient capital, we may not be able to implement our growth strategies, and our business, financial condition and results of operations may be materially and adversely affected.

We have significant working capital requirements and have historically experienced working capital deficits. If we continue to experience working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected.

As a result of changes in our funding position and operating assets and liabilities, we had a working capital (defined as total current assets deducted by total current liabilities) deficit of RMB974.9 million, RMB705.3 million (US$102.7 million) and RMB805.2 million (US$117.3 million), respectively, as of December 31, 2017 and 2018 and June 30, 2019. As of June 30, 2019, we had outstanding interest-bearing short-term loans payable to the NetEase Group in the amount of RMB878.0 million (US$127.9 million), which constituted a substantial portion of our current liabilities. These loans are generally repayable within one year and were advanced to us by the NetEase Group to provide working capital for our business operations. Repayment of the loans would materially and adversely affect our liquidity, financial position and cash flows.

There is no assurance that we will generate sufficient net income or operating cash flows to meet our working capital requirements and repay our liabilities as they become due, due to a variety of factors. For actions that we plan to take in order to address our working capital deficit, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” There can be no assurance that we will be able to successfully take any of these actions in a timely manner, including prudently managing our working capital, or raising additional equity or debt financing on terms that are acceptable to us. Our inability to take these actions as and when necessary could materially adversely affect our liquidity, results of operations, financial condition and ability to operate.

Certain aspects of our business operations may be deemed not to be in full compliance with PRC regulatory requirements regarding online private education. Additionally, we are subject to the risks relating to the uncertainties in the implementation of these requirements and additional regulatory requirements and restrictions regarding online private education.

The private education industry in the PRC is subject to various regulations. Relevant rules and regulations are relatively new and evolving and could be changed to accommodate the development of the education markets, in particular, the online private education markets from time to time.

Pursuant to the amended Law for Promoting Private Education, or the amended Private Education Law, a “private school” may be organized as a non-profit or for-profit school at the discretion of its sponsor who shall obtain approval or a certain operating permit granted by, and register the school with, relevant government authorities. See “Regulation—Regulation Related to Private Education—The Law for Promoting Private Education and Its Implementing Rules.” We, as an online education service provider, are different from traditional offline education service providers, and prior to the publication of the amended Private Education Law in November 2016, in practice, limited liability companies engaging in educational consulting services, tutoring services and similar types of training activities that operate without private school operating permits were generally considered not regulated by the pre-amended Private Education Law. It remains unclear in practice as to whether and how an online education service provider needs to comply with the operating permit requirement under the amended Private Education Law. In August 2018, the Ministry of Justice, or MOJ, published the draft amendment to the Regulations on the Implementation of the Law for Promoting Private Education of the PRC, or MOJ Draft, for public comment. According to the MOJ Draft, online diploma-awarding education service providers shall obtain a private school operating permit and we, as an online non-diploma-awarding training service provider, shall file with the department of education at the provincial level. The MOJ Draft further stipulates that the internet technology service platform that provides the training and educational activities shall review and register the identity information of institutions or individuals applying for access to the platform. See “Regulations—Regulation Related to Private Education—The Law for Promoting Private Education and its Implementing Rules.” As of the date of this prospectus, the MOJ Draft is still pending final approval and has not come into effect. It remains uncertain when and how the MOJ Draft would come into effect, and how local government would promulgate and implement rules related to the filing or licensing requirement applicable to online education service providers. In addition, the differences between “training services” and “educational consulting services” were unclear under PRC law with no laws specifically providing that the scope of “educational consulting services” is not broad enough to cover “after-school training services” until August 6, 2018 when the State Council issued the Opinion on the Regulation of the Development of After-school Training Institutions, or the State Council Circular 80, which explicitly provides that after-school training institutions shall not provide training services to primary and secondary students in the form of consulting.

We operate our online education services in China primarily through Youdao Computer whose permitted scope of business as set forth in its business license includes educational consulting (except for agent services), application software services, computer technology training and technology services, but does not explicitly cover the provision of training services to primary and secondary students. While it remains unclear whether the State Council Circular 80 would be applied equally to both offline and online education services, due to the prohibition under the State Council Circular 80 on the provision of training services to primary and secondary students in the form of consulting, we cannot assure you that government authorities would not take a view that Youdao Computer is operating beyond its permitted scope of business, in which case we may be subject to fines or confiscation of the gains derived from the non-compliant operations and may be required to cease the non-compliant operations.

Further, the Ministry of Education, or the MOE, jointly with certain other PRC government authorities, promulgated the Implementation Opinions on Regulating Online After-School Training, or the Online After-School Training Opinions, effective on July 12, 2019. The Online After-School Training Opinions are intended to regulate academic after-school training involving internet technology provided to students in primary and secondary schools. Among other things, the Online After-School Training Opinions require that online after-school training institutions shall file with the competent provincial education regulatory authorities before October 31, 2019 and that such education regulatory authorities shall, jointly with other provincial government authorities, review such filings and the qualifications of the online after-school training institutions submitting such filings. The Online After-School Training Opinions also impose a series of new regulatory requirements, including (i) each class shall not last longer than 40 minutes and shall be taken at intervals of not less than 10 minutes; (ii) live streaming courses provided to students receiving compulsory education shall not end later than 9:00 p.m.; (iii) where fees are charged based on the number of classes, fees are not allowed to be collected in a lump sum for more than 60 classes, and where fees are charged based on the length of the course, the fees shall not be collected for a course length of more than three months; and (iv) instructors are required to obtain the necessary teacher qualification licenses. According to the Online After-School Training Opinions, provincial education regulatory authorities shall promulgate local implementing rules regarding the above-mentioned filing requirements. For details, see “Regulations—Regulation Related to Private Education—The Online After-School Training Opinions.” Moreover, the MOE, jointly with certain other PRC government authorities, issued the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps on September 5, 2019, or the Opinions on Educational Apps, which requires, among others, mobile apps that offer services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios, be filed with the competent provincial regulatory authorities for education before the end of 2019. The MOE expects to further promulgate implementation rules with respect to such filing requirements. See “Regulations—Regulation Related to Private Education—Regulation Related to After-school Tutoring and Educational Apps.”

Certain aspects of our online course business may be deemed to not be in full compliance with the Online After-School Training Opinions. For example, some of our K-12 live-streaming courses end after 9:00 p.m., and the tuition fees of some courses are collected at one time for a course length of more than three months or in a lump sum for more than 60 classes. In addition, some of our instructors have not obtained the necessary teacher qualification licenses. As of the date of this prospectus, approximately 75% of our K-12 instructors have obtained teacher qualification licenses. We are making efforts to comply with the Online After-School Training Opinions by, for example, making changes to our course schedule and tuition collection method and notifying our K-12 instructors of the requirement to obtain the necessary teacher qualification licenses. As of the date of this prospectus, we have not received any written notice of warning from, or been subject to penalties imposed by, the relevant government authorities for alleged failure by us to comply with the Online After-School Training Opinions. We are also preparing the filing materials as required under the Online After-School Training Opinions and the Opinions on Educational Apps. As the Online After-School Training Opinions and the Opinions on Educational Apps were newly promulgated, we cannot assure you that we will complete such filing and comply with other regulatory requirements under the Online After-School Training Opinions, the Opinions on Educational Apps and their related local rules in a timely manner, or at all. If we fail to promptly complete such filing and comply with other applicable regulatory requirements, we may be subject to fines, regulatory orders to suspend our operations or other regulatory and disciplinary sanctions.

In addition, it is uncertain whether and how the PRC government would promulgate additional laws and regulations regarding the online private education industry, and there is no assurance that we can comply with any such newly promulgated laws and regulations in a timely manner. Failure to regain compliance may materially and adversely affect our business, financial condition and results of operations.

If we fail to retain existing or attract new advertising customers, our business, financial condition and results of operations may be materially and adversely affected.

We generate a substantial portion of our net revenues from online marketing services. We generated net revenues of RMB305.8 million, RMB302.9 million (US$44.1 million) and RMB233.7 million (US$34.0 million) in 2017 and 2018 and the six months ended June 30, 2019, respectively, from online marketing services. We cannot assure you that we will be able to retain our advertising customers in the future, attract new advertising customers continuously or be able to retain our advertising customers at all. If our advertising customers find that they can generate better returns elsewhere, or if our competitors provide better advertising services to suit our advertising customers’ goals, we may lose our advertising customers. In addition, third parties may develop and use certain technologies to block the display of our advertising customers’ advertisements on our platform, which may in turn cause us to lose advertising customers and adversely affect our results of operations. Since many of our advertising customers are not bound by long-term contracts, they may lessen or discontinue advertising arrangements with us easily without incurring material liabilities. Failure to retain existing advertising customers or attract new advertising customers may materially and adversely affect our financial conditions and results of operations. In addition, a significant portion of our brand advertising customers have entered into advertising agreements with us through various third-party advertising agencies. As a result, we rely on third-party advertising agencies for sales to, and collection of payment from, our brand advertisers. The financial soundness of our advertising customers and advertising agencies may affect our collection of accounts receivable.

Users may decide not to use our products and services for a number of reasons, including a perceived lack of improvement in their academic performance or general dissatisfaction with our offerings, which may adversely affect our business, financial condition and results of operation.

The success of our business depends on our ability to deliver a high-quality learning experiences and help users and students achieve their learning objectives. We may not always be able to meet our users’ and students’ expectations i due to a variety of reasons, many of which are outside of our control. We may face increased user dissatisfaction due to our users’ perceptions of our failure to help them achieve their anticipated goals, their overall dissatisfaction with the quality of our offerings. These factors may contribute to reduced user engagement and increased challenges in attracting prospective users and students, all of which may materially and adversely affect our business, financial condition and results of operations.

We may not be able to continue to recruit, train and retain a sufficient number of qualified instructors and teaching assistants.

Our instructors and teaching assistants are key to the quality of our online courses offerings, as well as our brand and reputation. We have invested, and will continue to invest, substantially in building and enhancing our course development studios to drive our learning content creation, and this, in turn, depends on our ability to continue to attract a sufficient number of high-quality instructors, as well as to establish and maintain attractive compensation and incentive arrangements with instructors, especially the popular ones. If we lose any of our high-quality instructors to our competitors, the attractiveness of our course and content offerings may be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations.

Given the interactive nature of our live streaming courses, we tend to hire instructors and teaching assistants with strong education background and good communication skills. The market for recruitment of instructors and teaching assistants in China is competitive. In order to recruit qualified instructors and teaching assistants, we must provide candidates with competitive compensation packages and offer attractive career development opportunities. Although we have not experienced major difficulties in recruiting qualified instructors and teaching assistants in the past, we cannot guarantee we will be able to continue to recruit, train and retain a sufficient number of qualified instructors and teaching assistants in the future as we continue to expand our course offerings and business scale, which may have a material adverse effect on our business, financial condition and results of operations.

If we fail to protect our intellectual property rights, our brand and business may suffer.

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Although we seek to obtain copyright or patent protection for our intellectual property when applicable, it is possible that we may not be able to do so successfully or that the copyright or patent we have obtained may not be sufficient to protect all of our intellectual property rights. In particular, we primarily rely on our learning content developed in-house to provide high-quality intelligent learning services. Despite our efforts to protect our proprietary education content and other intellectual property rights, unauthorized parties may attempt to copy or duplicate our intellectual property or otherwise use our intellectual properties without obtaining our consent. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot be certain that the steps we have taken will effectively prevent misappropriation of our intellectual properties. If we are not successful in protecting our intellectual property rights, our business and results of operations may be adversely affected.

We may from time to time be subject to infringement claims relating to intellectual properties of third parties.

We cannot assure you that our content, product and service offerings or our technologies do not or will not infringe upon copyrights or other intellectual property rights (including but not limited to trademarks, patents, know-how) held by third parties. We may encounter disputes from time to time over rights and obligations concerning intellectual properties, and we may not prevail in those disputes.

We have adopted policies and procedures to prohibit our students, users, employees and business partners from infringing upon third-party copyright or other intellectual property rights. However, we cannot assure you that they will not, against our policies, use third-party copyrighted materials or intellectual property without proper authorization in our online courses or via any medium through which we provide our services. To the extent that our students, users, employees and business partners use intellectual property rights or copyrights owned by others, disputes may arise as to the rights in related know-how and inventions and other proprietary assets. In addition, we may incur liability for unauthorized duplication or distribution of materials used in our online courses. Although we have set up rules and procedures to enable copyright owners to provide us with notice of alleged infringement, given the volume of content available that we offer, it is not possible for us to identify and remove or disable all potentially infringing content that may exist, and we may encounter intellectual property claims. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, or may be prohibited from using such intellectual property or relevant contents, and we may incur licensing or usage fees or be forced to develop alternatives of our own. As a result, our reputation may be harmed and our business and financial performance may be materially and adversely affected.

We face intense competition, which could lead to pricing pressure and loss of market share and materially and adversely affect our business, financial condition and results of operations.

We operate in the competitive intelligent learning industry and are faced with intense competition in every aspect of our business, including competition for users, student enrollments, technology and talents. For example, we face competition for our online course offerings from online and offline providers of courses and educational content. We also face competition for our knowledge tools from providers of online dictionary and translation solutions and note-taking services and for our smart device offerings from manufacturers of smart hardware or devices. We also compete with advertisers and their budgets, not only with internet companies, but also with other types of advertising media, such as newspapers, magazines, and television. Some of our current and future competitors may have greater brand recognition and financial and other resources than we do, which may make it harder for us to maintain or gain market share. If we are not able to effectively compete against current or future competitors, our business, financial condition and results of operations could suffer. Increased competition may result in pricing pressure, reducing our ability to charge higher prices for our products and services. The increasingly competitive landscape may also result in longer and more complex sales cycles with a prospective paying user and student and cause us to lose market share to our competitors, any of which could materially and negatively affect our business, financial condition and results of operation.

We may not be able to maintain or increase our tuition level.

Our results of operations are affected by the pricing of our online course offerings. We determine the tuition for our online courses primarily based on the market demand for our course offerings, the cost of our operations, the pricing charged by our competitors, and the general economic conditions, among other things. We cannot guarantee that we will be able to maintain or increase our tuition level in the future without adversely affecting the demand for our online course offerings.

Our quarterly operating results may fluctuate, which makes our results of operations difficult to predict and may cause our quarterly results of operations to fall short of expectations.

Our quarterly operating results have fluctuated in the past and may continue to fluctuate depending on a number of factors, many of which are out of our control. Our operating results tend to be seasonal. We tend to generate higher net revenues from learning services and products in the second and fourth quarters mainly as a result of increased student enrollments in our online courses. Historically, we offered more courses in the second and fourth quarters for students preparing for school exams in the spring and fall semesters, in May and June for students preparing for the national college entrance exams, and in the fourth quarter for students preparing for China’s national postgraduate entrance examination and college English tests, than we did in the rest of the year. In addition, we historically generated lower net revenues from online marketing services in the first quarter as advertisers tend to reduce their online advertisement and marketing spending in the first quarter each year due to the Chinese New Year holidays. For these reasons, comparing our operating results on a consecutive quarter-over-quarter basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our quarterly and annual net revenues and costs and expenses as a percentage of our revenues in a given period may be significantly different from our historical or projected rates and our operating results in future quarters may fall below expectations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Selected Quarterly Results of Operations.”

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Our business has grown substantially in recent years, and we expect to continue to drive the growth of our business in the future. In addition, as we continue to diversify our product and service offerings, we will need to continuously enhance and upgrade our technology, optimize our branding, sales and marketing efforts, and expand, train and manage our faculty members and R&D personnel. All these efforts will require significant managerial, financial and human resources. We cannot assure you that we will be able to effectively manage our growth, that our current technology, infrastructure and operation capabilities will be adequate and successful to support our expanding operations, or that our strategies and new business initiatives will be executed successfully. If we are not able to manage our growth or execute our strategies effectively, our expansion may not be successful and our business, financial condition and results of operations may be materially and adversely affected.

Any significant disruption in our technology infrastructure or our failure to maintain the satisfactory performance, security and integrity of our technology infrastructure would reduce visitor traffic and may materially and adversely affect our business, reputation, financial condition and results of operations.

The proper functioning of our technology infrastructure is essential to our business. We heavily rely on our technology infrastructure to operate our business.

We may encounter problems when upgrading our technology infrastructure including our online platform, mobile apps, systems and software. The development, upgrades and implementation of our technology infrastructure are complex processes. Issues not identified during pre-launch testing of new services may only become evident when such services are made available to our entire customer base. Therefore, our technology infrastructure may not function properly if we fail to detect or solve technical errors in a timely manner. In addition, our systems are potentially vulnerable to damage or interruption as a result of natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events.

These and other events may lead to the unavailability of the interruption of online course delivery, the availability of our tools and services and apps, or other events which would affect our operations. If we experience frequent or persistent service disruptions, our reputation may be damaged and our students or users may switch to our competitors, which may have a material adverse effect on our business, financial condition and results of operations.

Failure to adequately and promptly respond to changes in examination systems, admission standards, test materials, teaching methods and regulation changes in the PRC could render our content, products and services less attractive to our users and students.

In China, school admissions rely heavily on examination results, and students’ performance in these exams is critical to their education and future employment prospects. It is therefore common for students to take after-school tutoring classes to improve their test performance, and the success of our online course offerings, particularly our K-12 after-school tutoring courses and other test preparation courses, to a large extent depends on the continued use of entrance exams or tests by schools in their admissions. However, such heavy emphasis on examination scores may decline or fall out of favor with educational institutions or government authorities in China. Admission and assessment processes undergo continuous changes, in terms of subject and skill focus, question type, examination format and the manner in which the processes are administered. We are therefore required to continually update and enhance our curricula, course materials and teaching methods. Any failure to respond to the changes in a timely and cost-effective manner will adversely impact the marketability of our online courses, which would have a material adverse effect on our business, financial condition and results of operations.

Regulations and policies that decrease the weight of scholastic competition achievements in the admissions process mandated by government authorities or adopted by schools may have an negative impact on our student enrollments. For example, the MOE issued certain implementation guidelines in January 2014 to clarify that local educational administrative departments at all levels, public schools and private schools are not allowed to use examinations to select their students for admission to middle schools from primary schools. Public schools may not use various competitions or examination certificates as the criteria or basis for enrollment. Failure to track and respond to these changes in a timely and cost-effective manner would render our courses, services and products less attractive to students, which may materially and adversely affect our reputation and ability to continue to attract and retain students.

Refunds or potential refund disputes of our course fees may negatively affect our business, financial condition and results of operations.

The refund policy of our online courses is based on a number of factors, including the total length of the course, whether the course has started when the refund request is made, among other things. Youdao Premium Courses historically accounted for most of the refunds we paid. In the first half of 2019, the refund rate (calculated by dividing the total amount of refund payments processed by the total amount of gross billings generated that year) of Youdao Premium Courses was approximately 3.5%. For more information, see “Business—How We Generate Revenues—Tuition.” The number of refund requests and the amount of refunds could be affected by a number of factors, many of which are beyond our control. These factors include, without limitation to, student dissatisfaction with the quality of our online course offerings, a perceived decline in our faculty’s teaching quality due to the departure of popular instructors, privacy concerns relating to our products and services, negative publicity regarding us or online course providers in general, and any change or development in PRC laws and regulations with respect to fees and tuitions charged by online courses providers like us. Any refund payments that we may be required to make to our students, as well as the expenses we could incur for processing refunds and resolving refund disputes, could be substantial and could materially and adversely affect our business, financial condition and results of operations. A high volume of refunds and refund disputes may also generate negative publicity that could harm our reputation.

We may be adversely affected by any negative publicity concerning us and our business, shareholders, affiliates, directors, officers, instructors, teaching assistants and other employees and business partners, and the industry in which we operate, regardless of its accuracy, that could harm our reputation and business.

Negative publicity about us and our business, shareholders, affiliates, directors, officers, instructors, teaching assistants and other employees, business partners, as well as the industry in which we operate, can harm our brand and reputation. Negative publicity concerning these parties could be related to a wide variety of matters, including, but are not limited to:

•

alleged misconduct or other improper activities committed by our directors, officers, instructors, teaching assistants and other employees, including misrepresentation made by our employees to prospective students during sales and marketing activities;

•	false or malicious allegations or rumors about us or our directors, shareholders, affiliates, officers, instructors, teaching assistants and other employees;

•	complaints by our users and students about our products and services;

•	security breaches of private user or transaction data;

•	employment-related claims relating to alleged employment discrimination, wage and hour violations; and

•	governmental and regulatory investigations or penalties resulting from our failure to comply with applicable laws and regulations.

See also “—Any negative development in NetEase’s market position, brand recognition or financial condition may materially and adversely affect us.”

In addition to traditional media, there has been an increasing use of social media platforms and similar devices in China, including instant messaging applications, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate as is its impact without affording us an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our company, shareholders, directors, officers and employees may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm our reputation, business, financial condition and results of operations.

Our reputation and business may be adversely impacted by our users’, students’ and employees’ misconduct, improper activities and misuse of our content, products and services, many of which are beyond our control.

Our courses undergo multiple rounds of internal review before being broadly released. We regularly and actively monitor our live courses and other content and communications to ensure that we are able to identify content that may be deemed inappropriate or violation of laws, regulations and government policies. When any inappropriate or illegal content is identified, we promptly remove the content. However, since we have limited control over the real-time and offline behavior of our students, instructors and teaching assistants, to the extent any improper behavior is associated with our content, products and services, our ability to protect our reputation may be limited. In addition, if any of our users, instructors and teaching assistants suffer or allege to have suffered harm following contact initiated through our products and services, we may face civil lawsuits or other liabilities. In response to allegations of illegal or inappropriate activities, PRC government authorities may intervene and hold us liable for non-compliance with PRC laws and regulations concerning the dissemination of information on the internet and subject us to administrative penalties or other sanctions, such as requiring us to restrict or discontinue our content, products or services. As a result, our business may suffer and our reputation, business, financial condition and results of operations may be materially and adversely affected.

We are also exposed to the risk of other types of employee fraud or other misconduct. Other types of employee misconduct include intentionally failing to comply government regulations, engaging in unauthorized activities and misrepresentation to our prospective users during sales and marketing activities, which could harm our reputation. It is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses, which could harm our business, financial condition and results of operations.

We cannot assure you that we will not be subject to liability claims or legal or regulatory liability for any inappropriate or illegal content, which could subject us to liabilities and cause damages to our reputation.

Although we implement various monitoring procedures to identify and remove inappropriate or illegal content, we cannot assure you that there will be no inappropriate or illegal content included in our content offerings including, for example, our proprietary quiz banks, the language-related information displayed on Youdao Dictionary that we mined from the internet, and content generated and uploaded to our online platforms by our users and students. We may face civil, administrative or criminal liability or legal or regulatory sanctions, such as requiring us to restrict or discontinue our content, products or services, if an individual or corporate, governmental or other entity believes that any of the content offerings violates any laws, regulations or governmental policies or infringes upon its legal rights. Even if such a claim were not successful, defending such a claim may cause us to incur substantial costs. Moreover, any accusation of inappropriate or illegal content in our content offerings could lead to significant negative publicity, which could harm our reputation, business, financial condition and results of operations.

Privacy concerns or security breaches relating to our platform could result in economic loss, damage our reputation, deter users from using our products, and expose us to legal penalties and liability.

We collect, process, and store significant amounts of data concerning our users, business partners and employees, including personal and transaction data involving our users. While we have taken reasonable steps to protect such data, there is no guarantee that such steps will be successful. Techniques used to gain unauthorized access to data and systems, disable or degrade service, or sabotage systems, are constantly evolving, and we may be unable to anticipate, deter, or prevent such techniques or otherwise implement adequate preventative measures to avoid unauthorized access to such data or our systems.

Like all internet services, our service is vulnerable to software bugs, computer viruses, internet worms, break-ins, phishing attacks, attempts to overload servers with denial-of-service, and similar attacks and disruptions from the unauthorized use of our and third-party computer systems, any of which could lead to system interruptions, delays, or shutdowns and cause the loss of critical data or the unauthorized access to our data or our users’ data. Computer malware, viruses, and computer hacking and phishing attacks have become more prevalent in our industry. Any functions that we use to facilitate interactivity with other internet platforms have the potential to increase the scope of access that hackers may have to our user accounts. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, our failure to maintain performance, reliability, security and availability of our products and technical infrastructure to the satisfaction of our users may harm our reputation and ability to retain existing users and attract new users. Although we have in place systems and processes that are designed to protect our and our users’ data, we cannot assure you that such measures will provide absolute security. We may incur significant costs in protecting against cyber-attacks, and if an actual or perceived breach of security occurs to our systems or a third party’s systems, we could be required to expend significant resources to mitigate the breach of security and to address matters related to any such breach, including notifying users or regulators.

We are subject to a variety of laws and other obligations regarding data protection, any failure to comply with applicable laws and obligations could have a material adverse effect on our business, financial condition and results of operations.

We are subject to various regulatory requirements relating to the security and privacy of data, including restrictions on the collection and use of personal information and requirements to take steps to prevent personal data from being divulged, stolen, or tampered with. See “Regulation—Regulation Related to Internet Information Security and Privacy Protection.” Regulatory requirements regarding the protection of data are constantly evolving and can be subject to differing interpretations or significant change, making the extent of our responsibilities in that regard uncertain. For example, the Cybersecurity Law of the PRC became effective in June 2017, but there are great uncertainties as to the interpretation and application of the law. It is possible that those regulatory requirements may be interpreted and applied in a manner that is inconsistent with our practices. In addition, the Office of the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the State Administration for Market Regulation jointly issued an announcement on January 23, 2019 regarding carrying out special campaigns against mobile internet application programs collecting and using personal information in violation of applicable laws and regulations, which prohibits business operators from collecting personal information irrelevant to their services, or forcing users to give authorization in disguised manner. Further, the Cyberspace Administration of China issued the Provisions on the Cyber Protection of Children’s Personal Information on August 22, 2019, which will take effect on October 1, 2019. The Provisions on the Cyber Protection of Children’s Personal Information requires, among others, that network operators who collect, store, use, transfer and disclose personal information of children under the age of 14 shall establish special rules and user agreements for the protection of children’s personal information, inform the children’s guardians in a noticeable and clear manner, and shall obtain the consent of the children’s guardians. We have been taking and will continue to take reasonable measures to comply with such announcement and provisions; however, as the announcement and provisions are relatively new, we cannot assure you we can adapt our operations to it in a timely manner.

Any failure, or perceived failure, by us, or by our third-party partners, to maintain the security of our user data or to comply with applicable privacy, data security and personal information protection laws, regulations, policies, contractual provisions, industry standards, and other requirements, may result in civil or regulatory liability, including governmental or data protection authority enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way, litigation, or adverse publicity, and may require us to expend significant resources in responding to and defending allegations and claims. Moreover, claims or allegations that we have failed to adequately protect our users’ data, or otherwise violated applicable privacy, data security and personal information protection laws, regulations, policies, contractual provisions, industry standards, or other requirements, may result in damage to our reputation and a loss of confidence in us by our users or our partners, potentially causing us to lose users, advertisers, content providers, other business partners and revenues, which could have a material adverse effect on our business, financial condition and results of operations.

We may face risks and uncertainties with respect to the licensing requirement for internet audio-visual programs.

According to relevant PRC laws and regulations, no entities or individuals may provide internet audio-visual program services, which includes making and editing of audio-visual programs concerning educational content and broadcasting such content to the general public online, without a License for Online Transmission of Audio-Visual Programs issued by the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT (currently known as National Radio and Television Administration), or its local bureaus or completing the relevant registration procedures with SAPPRFT or its local bureaus. And only state-owned or state-controlled entities are eligible to apply for a License for Online Transmission of Audio-Visual Programs. See “Regulation—Regulation Related to Online Transmission of Audio-Visual Programs.” However, there are still significant uncertainties relating to the interpretation and implementation of the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions, in particular, the scope of “internet audio-visual programs.”

We offer live courses in live streaming format where the live audio/video data are transmitted through the platforms between the specific recipients instantly without any further redaction. In addition, we also offer video recordings of live streaming courses and certain other audio-video contents on our online platforms to our students. We believe the nature of the raw data we transmit distinguishes us from general providers of internet audio-visual program services. However, we cannot assure you that the competent PRC government authorities will not ultimately take a view contrary to our opinion. Provisional Implementation of the Tentative Categories of Internet Audio-Visual Program Services promulgated by the SAPPRFT, or the Categories, describe “internet audio-visual program services” in a very broad, vague manner and are unclear as to whether the contents we offer or are available on our platforms fall into the definition of “internet audio-visual programs.” The PRC government may find that our activities mentioned above or any other content offered on our mobile apps fall within the definition of “internet audio-visual programs” and thus are subject to the licensing requirement for internet audio-visual programs. We currently do not hold a License for Online Transmission of Audio-Visual Programs. If the PRC government determines that our content should be considered as “internet audio-visual programs” for the purpose of the Audio-Visual Program Provisions, we may be required to obtain a License for Online Transmission of Audio-Visual Programs. We are, however, not eligible to apply for such license since we are not a state-owned or state-controlled entity. If this were to occur, we may be subject to penalties, fines, legal sanctions or an order to suspend the provision of our relevant content.

Our failure to obtain, maintain or renew other licenses, approvals, permits, registrations or filings necessary to conduct our operations in China could have a material adverse impact on our business, financial conditions and results of operations.

A number of PRC regulatory authorities, such as the SAIC, the Cyberspace Administration of China, the Ministry of Industry and Information Technology (MIIT), the SAPPRFT, the Ministry of Civil Affairs, and the Ministry of Human Resources and Social Welfare, oversee different aspects of our business operations, and we are required to obtain a wide range of licenses, approvals, permits, registrations and filings required for conducting our business in China, and we cannot assure you that we have obtained all of them or will continue to maintain or renew all of them.

We may be deemed to provide certain services or conduct certain activities and thus be subject to certain licenses, approvals, permits, registrations and filings due to the lack of official interpretations of certain terms under internet related PRC regulations and laws. For example, certain content posted on our mobile apps and/or websites, including our course materials, may be deemed as “internet cultural products,” and our use of such content may be regarded as “internet cultural activities,” thus we may be required to obtain an Internet Culture Business Operating License for provision of such content through our mobile apps and websites. Our production and distribution of course materials and audio-visual content may also be deemed as providing radio and TV programs, and thus we may be required to obtain the Permit for Production and Operation of Radio and TV Programs. Also, due to the ambiguity of the definition of “online publishing service,” the online distribution of content, including our course materials, through our mobile apps, may be regarded as an “online publishing service” and therefore we may be required to obtain an Online Publishing License. In addition, we deliver certain courses in live-streaming format on our mobile apps which the relevant authorities may regard as a live-streaming platform and may thus require us to make necessary filings as a live-streaming platform. We or third parties post information on our mobile apps and websites that may be viewed as news information, and the release of such information on our mobile apps and websites may be deemed as Internet news information services and therefore require us to obtain Internet news information licenses. We currently have not obtained any of the above licenses nor have we made any such filings. Although we do not think we are subject to any of these licenses or filing requirements, and as of the date of this prospectus, we have not been subject to any fines or other form of regulatory or administrative penalties or sanctions due to the lack of any the licenses, approvals, permits, registrations and filings, we cannot assure you that the PRC government authorities will not take a different view or will not require us to obtain any additional licenses, approvals, permits, registrations and filings in the future. We also print and provide physical education materials to our students. If the government authorities deem such activities as “publication distribution” under Administrative Provisions on the Publications Market, we may be required to obtain the Publication License. Furthermore, although we have obtained a Value-Added Telecommunications Business Operating License, also known as the ICP License, that specifically permits us to provide certain internet information services, due to uncertainties with respect to the interpretation of relevant laws and regulations by PRC government authorities, we cannot assure you that our ICP License covers all the telecommunication services we currently provide, and in the event that our ICP License is found not to cover all the telecommunication services we currently provide, we may be required to obtain an additional Value-Added Telecommunications Business Operating License or to update our existing ICP License. Failures to obtain or update such license may subject us to fines and other regulatory, civil or criminal liabilities, and we may be ordered by the competent government authorities to suspend printing and providing such offline educational materials to our students, which will materially and adversely affect our business operation.

In addition, there can be no assurance that we will be able to maintain our existing licenses, approvals, registrations or permits necessary to provide our current online services in China, renew any of them when their current term expires, or update existing licenses or obtain additional licenses, approvals, permits, registrations or filings necessary for our business expansion from time to time. If we fail to do so, our business, financial conditions and operational results may be materially and adversely affected.

Our business is subject to the risks of international operations.

We have launched products in overseas markets, such as U-Dictionary in India and Indonesia. As we plan to expand our operations in additional emerging markets and regions, we may have to adapt our business models to the local market due to various legal requirements and market conditions. Our international operations and expansion efforts have resulted and may continue to result in increased costs and are subject to a variety of risks, including increased competition, uncertain enforcement of our intellectual property rights, changes and evolutions in overseas market conditions and user preferences, and the complexity of compliance with foreign laws and regulations.

In addition, compliance with applicable Chinese and foreign laws and regulations, such as import and export requirements, anti-corruption laws, tax laws, foreign exchange controls and cash repatriation restrictions, data privacy requirements, labor laws, restrictions on foreign investment, and anti-competition regulations, increases the costs and risk exposure of doing business in foreign jurisdictions. Although we have implemented policies and procedures to comply with these laws and regulations, a violation by us or our employees, contractors or agents could nevertheless occur. In some cases, compliance with the laws and regulations of one country could violate the laws and regulations of another country. Violations of these laws and regulations could materially and adversely affect our brand, international growth efforts and business.

We may not be successful in developing or maintaining relationships with key participants in the mobile industry or in developing or offering products and services that operate effectively with these operating systems, networks, devices and standards.

We make our products and services available on both iOS and Android systems across a variety of mobile devices. We depend on the interoperability of our products and services with popular devices and mobile operating systems that we do not control. Any changes in devices or their systems that degrade the functionality of our products and services or give preferential treatment to competitive products or services could adversely affect usage of our products and services. We may not be successful in developing relationships with key participants in the mobile industry or in developing products and services that operate effectively with their operating systems, networks, devices and standards. We also cooperate with key participants in the mobile industry to display our products and services on the front page of their respective app stores and recommend our products and services to help us attract prospective users. If we cannot maintain such relationships at reasonable costs or at all, we may not get sufficient exposure on their respective platforms, which will impair our ability to acquire traffic. Moreover, we are subject to the terms, policies and conditions of the app stores. If any of the key participants finds us to be in violation of the terms, policies and conditions of its app store, it may seek economic damages from us or remove our products from its app store. Such incident would also harm our relationship with the key participant. Further, if the number of systems, networks and devices for which we develop our products and services increases, it will result in an increase in our costs and expenses, and adversely affect our net margin and results of operations.

If we are unable to conduct sales and marketing activities cost-effectively, our business, financial condition and results of operations may be materially and adversely affected.

We rely on our sales and marketing efforts to enlarge our user base and drive the growth of our paying users. Our sales and marketing activities may not be well received by the market and may not result in the levels of sales that we anticipate. We also may not be able to retain or recruit a sufficient number of experienced sales and marketing personnel, or to train newly hired sales and marketing personnel, which we believe is critical to implementing our sales and marketing strategies cost-effectively. Further, sales and marketing approaches and tools in China’s intelligent learning industry are evolving rapidly. This requires us to continually enhance our sales and marketing approaches and experiment with new methods to keep pace with industry developments and user preferences. Failure to engage in sales and marketing activities in a cost-effective manner may reduce our market share, cause our net revenues to decline, negatively impact our profitability, and materially harm our business, financial condition and results of operations.

Our success depends on the continuing efforts of our senior management team and other key employees.

We depend on the continued contributions of our senior management and other key employees. The loss of the services of any of our senior management or other key employees could harm our business. Competition for qualified talents in China is intense. If one or more of our senior management or other key employees are unable or unwilling to continue in their present positions, we may not be able to find replacements in a timely manner, or at all, and our business may be disrupted. Moreover, if any member of our senior management team or any of our other key personnel joins a competitor or forms or invests in a competing business, we may reduce students or users base, qualified instructors and teaching assistants and other key sales and marketing personnel to our competitors. Our future success is also dependent on our ability to attract a significant number of qualified employees and retain existing key employees. If we are unable to do so, our business and growth may be materially and adversely affected. Our need to significantly increase the number of our qualified employees and retain key employees may cause us to materially increase compensation-related costs, including share-based compensation.

We may be the subject of detrimental conduct by third parties such as our competitors, including complaints to regulatory agencies and the public dissemination of malicious assessments of our business, which could have a negative impact on our reputation.

We have been, and in the future may be, the target of anti-competitive, harassing or other detrimental conduct by third parties including our competitors. Such conduct may include complaints, anonymous or otherwise, to regulatory agencies regarding our operations, accounting, business relationships, business prospects and business ethics. Additionally, allegations, directly or indirectly against us, may be posted online by anyone, whether or not related to us, on an anonymous basis. We may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Our reputation may also be materially negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business.

We might not be able to successfully pursue synergy from acquisitions or to achieve the benefits we expect from recent and future investments, strategic alliance and acquisitions.

We have recently acquired certain online course-related businesses, including NetEase Cloud Classroom, China University MOOC and NetEase Kada, from the NetEase Group. Integration of such businesses into ours may involve significant risks and uncertainties and cause disruptions to our existing operation and our ability to manage our future growth and may therefore result in material adverse impacts on our profitability and financial condition. Moreover, such acquired businesses incurred substantial losses prior to the acquisition, and there is no guarantee that we may be able to realize the anticipated returns and benefits from such businesses.

We may also form strategic alliances or make strategic investments and acquisitions from time to time to complement and enhance our existing business. We may experience difficulties in integrating our operations with the newly invested or acquired businesses, implementing our strategies or achieving expected levels of revenues, profitability, productivity or other benefits. Moreover, if the businesses we acquire or invest in or our strategic alliances or partnerships do not subsequently generate the anticipated financial performance or if any goodwill impairment test triggering event occurs, we may need to revalue or write down the value of goodwill and other intangible assets in connection with such transactions, which would harm our business, financial condition and results of operations.

In addition, we may be unable to identify appropriate strategic investment or alliance targets when it is necessary or desirable to make such acquisition or investment to remain competitive or to expand our business. Even if we identify an appropriate target, we may not be able to negotiate the terms of the transaction successfully. In the event that we do not have control over the companies in which we only have minority stake, we cannot ensure that these companies will at all times comply with applicable laws and regulations in their business operations. Material non-compliance by our investees may cause substantial harms to our reputations and the value of our investment.

We may be subject to litigations, allegations, complains and investigations from time to time arising out of our operations, and our reputation and operation may be adversely affected.

We have been and may continue to be involved in legal and other disputes in the ordinary courses of our business, including allegations against us for potential infringement of third party’s copyrights or other intellectual property rights, as well as customer complaints in relation to our refund policy, course content, the quality of our devices and data security and other dissatisfactions. We might be involved in governmental investigations for advertisement or content posted on our platforms in the future. Any claims against us, with or without merit, could be time consuming and costly to defend or litigate, divert our management’s attention and resources or harm our brand equity. If a lawsuit or governmental proceeding against us is successful, we may be required to pay substantial damages or fines and/or enter into royalty or license agreements that may not be based upon commercially reasonable terms, or we may be unable to enter into such agreements at all. We may also lose, or be limited in, the rights to offer some of our content, products and services or be required to make changes to our content offerings or business model. As a result, the scope of our content, product and service offerings could be reduced, which could adversely affect our ability to attract new users, harm our reputation and have a material adverse effect on our business, financial condition and results of operations.

Our advertising content may subject us to penalties and other administrative actions.

Under PRC advertising laws and regulations, we are obligated to monitor our advertising content to ensure that such content is true and accurate and in full compliance with applicable laws and regulations. In addition, education or training advertisement are further prohibited from containing content such as guarantee for passing of examination or the effect of education or training, recommendation and/or endorsement by scientific research institutes, academic institutions, educational organizations, industry associations, professionals or beneficiaries using their name or image. Violation of these laws and regulations may subject us to penalties, including fines, confiscation of our advertising income, orders to cease dissemination of the advertisements and orders to publish an announcement correcting the misleading information. In circumstances involving serious violations by us, PRC government authorities may force us to terminate our advertising operations or revoke our licenses.

We cannot assure you that all the content contained in our advertisements is true and accurate as required by, and complies in all aspects with, the advertising laws and regulations, especially given the uncertainty in the interpretation of these PRC laws and regulations. If we are found to be in violation of applicable PRC advertising laws and regulations, we may be subject to penalties and our reputation may be harmed, which may negatively affect our business, financial condition, results of operations and prospects.

While we believe that we currently have adequate internal control procedures in place, we are still exposed to potential risks from legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act of 2002.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report from management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2020. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

As a subsidiary of NetEase, we have been indirectly subject to requirements to maintain an effective internal control over financial reporting under Section 404 of the Sarbanes–Oxley Act of 2002. Although we believe that we currently have adequate internal control procedures in place, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NYSE, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also permits an emerging growth company to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our Board of Directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We have granted, and may continue to grant, share incentives, which may result in increased share-based compensation expenses.

We adopted an equity incentive plan in February 2015 (as amended in April 2018), or the 2015 Plan, for the purpose of granting share-based compensation awards to employees, officers, directors and consultants to incentivize their performance and promote the success of our business.

We account for compensation costs for share-based awards granted under the 2015 Plan using a fair-value based method and recognize expenses in our consolidated statements of operations in accordance with U.S. GAAP. Pursuant to the 2015 Plan, the performance condition for options granted thereunder will be satisfied upon completion of this offering; as a result, we will, upon the date of the completion of this offering, record a significant amount of cumulative share-based compensation expenses for those options for which the vesting conditions have been satisfied as of such date. If such performance condition were satisfied as of June 30, 2019, we would have recognized share-based compensation expenses of RMB9.6 million (US$1.4 million) for those options for which service condition were satisfied as of such date. As of the date of this prospectus, options to purchase a total of 8,432,500 ordinary shares are outstanding under the 2015 Plan. In addition, we have recorded share-based compensation expenses of RMB5.3 million, RMB6.2 million (US$0.9 million) and RMB2.1 million (US$0.3 million), respectively, allocated to us based on equity awards granted to our employees under NetEase’s 2009 RSU Plan, in 2017 and 2018 and the six months ended June 30, 2019. See “Related Party Transaction—Other Related Party Transactions with NetEase.”

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based awards in the future. As a result, our expenses associated with share-based compensation may increase. We may also continue to record share-based compensation allocated to us based on equity awards granted to our employees pursuant to under NetEase’s 2009 RSU Plan, which may cause our share-based compensation to increase. Any increase in our share-based compensation may have an adverse effect on our results of operations.

Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where our employees are based. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. If we fail to make contributions to various employee benefit plans and in complying with applicable PRC labor-related laws in the future, we may be subject to late payment penalties, and we could be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The PRC Labor Contract Law has reinforced the protection of employees who, under the PRC Labor Contract Law, have the right, among others, to have written employment contracts, to enter into employment contracts with no fixed term under certain circumstances, to receive overtime wages and to terminate or alter terms in labor contracts. Furthermore, the PRC Labor Contract Law sets forth additional restrictions and increases the costs involved with dismissing employees. To the extent that we need to significantly reduce our workforce, the PRC Labor Contract Law could adversely affect our ability to do so in a timely and cost-effective manner, and our results of operations could be adversely affected. In addition, for employees whose employment contracts include noncompetition terms, the PRC Labor Contract Law requires us to pay monthly compensation after such employment is terminated, which will increase our operating expenses.

In addition, we are required by PRC laws and regulations to make social insurance registration and open housing fund account with relevant governmental authorities and pay various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. If we fail to make adequate social insurance and housing fund contributions, we may be subject to fines and legal sanctions, and our business, financial condition and results of operations may be adversely affected. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing the prices of our products and services, our financial conditions and results of operations would be materially and adversely affected.

We face certain risks relating to the real properties that we lease.

We lease real properties from third parties primarily for our office use in China, and the lease agreements for most of these leased properties have not been registered with the PRC government authorities as required by PRC law. Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance were not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for those of our lease agreements that have not been registered with the relevant PRC government authorities.

As of the date of this prospectus, we are not aware of any regulatory or governmental actions, claims or investigations being contemplated or any challenges by third parties to our use of our leased properties the lease agreements of which have not been registered with the government authorities. However, we cannot assure you that the government authorities will not impose fines on us due to our failure to register any of our lease agreements, which may negatively impact our financial condition.

In addition, some of the ownership certificates or other similar proof of certain leased properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. As of the date of this prospectus, we are not aware of any claim or challenge brought by any third parties concerning the use of our leased properties without obtaining proper ownership proof. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in the event of which we could only initiate the claim against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be interrupted.

Any change, disruption, discontinuity in the features and functions of major social networks in China could severely limit our ability to continue growing our user base, and our business may be materially and adversely affected.

Our success depends on our ability to attract new users and retain existing users. We leverage social networks in China as a tool for user acquisition and engagement. For example, we leverage Weixin/WeChat to enable users to access our services. To the extent that we fail to leverage such social networks, our ability to attract or retain users may be severely harmed. If any of these social networks makes changes to its functions or support unfavorable to us, or stops offering its functions or support to us, we may not be able to locate alternative platforms of similar scale to provide similar functions or support on commercially reasonable terms in a timely manner, or at all. Furthermore, we may fail to establish or maintain relationships with additional social network operators to support the growth of our business on economically viable terms, or at all. Any interruption to or discontinuation of our relationships with major social network operators may severely and negatively impact our ability to continue growing our user base, and any occurrence of the circumstances mentioned above may have a material adverse effect on our business, financial condition and results of operations.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in China.

The successful operation of our business depends on the performance of the internet infrastructure and telecommunications networks in China. Almost all access to the internet is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the MIIT. Moreover, we have entered into contracts with various subsidiaries of a limited number of telecommunications service providers at provincial level and rely on them to provide us with data communications capacity through local telecommunications lines. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the telecommunications networks provided by telecommunications service providers. Our platform regularly serves a large number of users and advertisers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. If internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

The global macroeconomic environment is facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014 and uncertainties over the impact of Brexit. The growth of the PRC economy has slowed down since 2012 compared to the previous decade and the trend may continue. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa. There have also been concerns about the relationship between China and the United States and other countries, particularly with respect to the ongoing trade discussion between the two nations. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition. Our students and users may reduce or delay spending with us, while we may have difficulty expanding our customer base fast enough, or at all, to offset the impact of decreased spending by our existing customers.

We are subject to third-party payment processing-related risks.

We accept payments through major third-party online payment channels in China, as well as bank transfers and credit cards. We may also be susceptible to fraud, user data leakage and other illegal activities in connection with the various payment methods we offer. In addition, our business depends on the billing, payment and escrow systems of the third-party payment service providers to maintain accurate records of payments by customers and collect such payments. If the quality, utility, convenience or attractiveness of these payment processing and escrow services declines, or if we have to change the pattern of using these payment services for any reason, the attractiveness of our company could be materially and adversely affected. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and become unable to accept the current online payments solutions from our customers, and our business, financial condition and results of operations could be materially and adversely affected. Business involving online payment services is subject to a number of risks that could materially and adversely affect third-party online payment service providers’ ability to provide payment processing and escrow services to us, including:

•	dissatisfaction with these online payment services or decreased use of their services;

•	increasing competition, including from other established Chinese internet companies, payment service providers and companies engaged in other financial technology services;

•	changes to rules or practices applicable to payment systems that link to third-party online payment service providers;

•	breach of customers’ personal information and concerns over the use and security of information collected from buyers;

•	service outages, system failures or failures to effectively scale the system to handle large and growing transaction volumes;

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increasing costs to third-party online payment service providers, including fees charged by banks to process transactions through online payment channels, which would also increase our costs of revenues; and

•	failure to manage funds accurately or loss of funds, whether due to employee fraud, security breaches, technical errors or otherwise.

We currently do not have any business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We face risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt our operations.

China has in the past experienced significant natural disasters, including earthquakes, extreme weather conditions, as well as health scares related to epidemic diseases, and any similar event could materially impact our business in the future. If a disaster or other disruption were to occur in the future that affects the regions where we operate our business, our operations could be materially and adversely affected due to loss of personnel and damages to property. Even if we are not directly affected, such a disaster or disruption could affect our operations or financial condition.

In addition, our business could be affected by public health epidemics, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus or other disease. If any of our employees is suspected of having contracted a contagious disease, we may be required to apply quarantines or suspend our operations. Furthermore, any future outbreak may restrict economic activities in affected regions, resulting in reduced business volume, temporary closure of our offices or otherwise disrupt our business operations and adversely affect our results of operations.

Our user metrics and other estimates are subject to inaccuracy in measuring our operating performance, which may harm our reputation.

We continually review MAUs, student enrollments and certain other metrics to evaluate growth trends, measure our performance and make strategic decisions. These metrics are calculated using internal data and may not be indicative of our future operating performance. While these numbers are based on what we believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring how our website and mobile application are used across a large student or user base. For example, the actual number of individual users, is likely to be lower than that of our MAUs, potentially significantly, due to various reasons such as access to our products and services through multiple mobile devices. We have limited ability to validate or confirm the accuracy of information provided during the user registration process to ascertain whether a new user account created was actually created by an existing user who is registering duplicative accounts. As a result, the number of our MAUs may overstate the number of individuals who access our products and services. In addition, there may be variation in the degree to which MAU is a relevant metric in measuring the user engagement from one product or service to another, due to the different nature and engagement patterns of our various learning products and services. For example, a one-time user of our Youdao Dictionary mobile app and a frequent user taking one of our online courses are counted equally as one MAU. If investors do not perceive our operating metrics to accurately represent our operating performance, or if we discover material inaccuracies in our operating metrics, our business, financial condition and results of operations may be materially and adversely affected.

Risks Related to Our Relationship with NetEase

If we are no longer able to benefit from our business cooperation with NetEase, our business may be adversely affected.

NetEase, our controlling shareholder, is a leading internet technology company in China. Our business has benefited significantly from NetEase’s brand name and strong market position and user bases, and we cooperate with NetEase in a number of areas, such as user acquisition and IT infrastructure. For details about NetEase and our relationship with NetEase, see “Our Relationship with NetEase.” We cannot assure you that we will be able to continue to benefit from our cooperative relationships with NetEase in the future. To the extent that we cannot maintain our relationships with NetEase on terms favorable to us, or at all, we will need to find replacement business partners and services providers, which may not be done in a timely manner and/or on commercially reasonable terms, or at all, and we may lose access to key strategic assets, which could result in material and adverse effects on our business and results of operations.

We have no experience operating as a stand-alone public company.

We have no experience conducting our operations as a stand-alone public company. After we become a stand-alone public company upon the completion of this offering, we will face enhanced administrative and compliance requirements, which may result in substantial costs. In addition, since we are becoming a public company, our management team will need to develop the expertise necessary to comply with the regulatory and other requirements applicable to public companies, including those relating to corporate governance, internal control, listing standards, and investor relations issues. While we are a private company controlled by NetEase, we are indirectly subject to the requirements to maintain an effective internal control over financial reporting under Section 404 of the Sarbanes–Oxley Act of 2002. However, as a stand-alone public company, our management will have to evaluate our internal control system independently with new thresholds of materiality, and to implement necessary changes to our internal control system. We cannot guarantee that we will be able to do so in a timely and effective manner.

Any negative development in NetEase’s market position, brand recognition or financial condition may materially and adversely affect us.

We have benefited, and expect to continue to benefit, significantly from NetEase’s strong brand recognition, which enhances our reputation and credibility. Any negative publicity associated with NetEase or any member of the NetEase Group or any negative development with respect to NetEase’s market position, financial condition or compliance with applicable legal or regulatory requirements will likely have an adverse impact on our reputation and brand. In addition, we collaborate with the NetEase Group to attract user traffic from their products and services to our offerings, and if NetEase’s market position weakens, the effectiveness of our sales and marketing through NetEase may be impaired, which may in turn have a negative impact on our business, financial condition and results of operations. See “Related Party Transactions” for more information about our related party transactions with the NetEase Group.

NetEase, our controlling shareholder, has had and will, upon the completion of this offering and the concurrent private placements to Orbis, continue to have effective control over the outcome of shareholder actions in our company. The interests of NetEase may not be aligned with the interests of our other shareholders and holders of the ADSs.

Immediately upon completion of this offering and the concurrent private placements to Orbis, NetEase will continue to be our controlling shareholder by beneficially owning 58.4% of our issued and outstanding ordinary shares, representing 67.6% of our total voting power, assuming the underwriters do not exercise the option to purchase additional ADSs, calculated based on an assumed initial public offering price of US$16.50 per ADS, the midpoint of the estimated public offering price range shown on the front cover of this prospectus. NetEase’s voting power gives it the power to control certain actions that require shareholder approval under Cayman Islands law, our memorandum and articles of association and NYSE requirements, including approval of mergers and other business combinations, changes to our memorandum and articles of association and the number of shares available for issuance under any share incentive plans.

NetEase’s voting control may cause transactions to occur that might not be beneficial to you as a holder of the ADSs and may prevent transactions that could have been be beneficial to you. For example, NetEase’s voting control may prevent a transaction involving a change of control in us, including transactions in which you as a holder of the ADSs might otherwise receive a premium for the ADSs over the then-current market price. In addition, NetEase is not prohibited from selling the controlling interest in us to a third party and may do so without your approval and without providing for a purchase of your ADSs. If NetEase is acquired, otherwise undergoes a change of control or is subject to a corporate restructuring, an acquirer, successor or other third party may be entitled to exercise the voting control and contractual rights of NetEase, and may do so in a manner that could vary significantly from that of NetEase.

We may have conflicts of interest with NetEase and, because of NetEase’s controlling ownership interest in our company, we may not be able to resolve such conflicts on terms favorable to us.

Conflict of interest may arise between NetEase and us in a number of areas relating to our ongoing relationships. Potential conflicts of interest that we have identified mainly include the following:

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Agreements with NetEase. We have entered into a series of business cooperation agreements, including a non-competition agreement, with NetEase in connection with this offering, which are expected to become effective upon the completion of this offering. See “Our Relationship with NetEase—Business Cooperation Agreements.” These agreements may be less favorable to us than similar agreements negotiated between unaffiliated third parties. Additionally, NetEase may use its control over us to prevent us from bringing a legal claim against it in the event of a contractual breach by it, notwithstanding our contractual rights under such agreements and any other agreement we may enter into with NetEase from time to time.

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Competition with NetEase and allocation of business opportunities. Under the non-competition agreement, NetEase and we have each agreed to be subject to certain non-compete restrictions, including an obligation to refer to the other party certain types of business opportunities. These non-compete restrictions may significantly affect our ability to diversify our revenue sources and may materially and adversely impact our business and prospects. In addition, there may arise business opportunities in the future that both we and NetEase are interested in and which may complement each of our respective businesses. NetEase holds a large number of business interests, some of which may directly or indirectly compete with us. See “Our Relationship with NetEase.” We may be prevented from taking advantages of new business opportunities that NetEase has entered into or decides to take up such opportunities itself.

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Employee recruiting and retention. We may compete with NetEase in the hiring of employees, especially computer programmers, engineers, sales and other employees with experience or an interest in the internet industry. We have a non-solicitation arrangement with NetEase under the non-competition agreement that restricts each of NetEase and us from hiring the other party’s employees; see “Our Relationship with NetEase—Business Cooperation Agreements.”

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Sale of shares in our company. Subject to its lock-up arrangements with us and the underwriters in this offering and applicable securities laws, NetEase may decide to sell all or a portion of the shares that it holds in our company to a third party, including to one of our competitors, thereby giving that third-party substantial influence over our business and our affairs. Such a sale could be contrary to the interests of our employees or our other shareholders or holders of the ADSs.

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Developing business relationships with NetEase’s competitors. We may be limited in our ability to do business with NetEase’s competitors, which may limit our ability to serve the best interests of our company and our other shareholders or holders of the ADSs.

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Our directors may have conflicts of interest. William Lei Ding, our director, is also the chief executive officer, a director and a principal shareholder of NetEase, as well as a nominee shareholder of each of our VIEs. These relationships could create, or appear to create, conflicts of interest when William Lei Ding is faced with decisions with potentially different implications for NetEase and us.

Our financial contribution to NetEase was not material during the periods presented in this prospectus, and NetEase may from time to time make strategic decisions that it believes are in the best interests of its business as a whole, which may be different from the decisions that we would have made on our own. NetEase’s decisions with respect to us or our business may favor NetEase and therefore the NetEase shareholders, which may not necessarily be aligned with our interests and the interests of our other shareholders. NetEase may make decisions, or suffer adverse trends, that may disrupt or discontinue our collaborations with NetEase or our access to NetEase’s user base. Furthermore, if NetEase seeks to alter or violate the terms of the non-competition agreement with us in order to compete with us, such conflicts may not be resolved in our favor in light of NetEase’s controlling interest in us. If NetEase were to compete with us, our business, financial condition, results of operations and prospects could be materially and adversely affected. Although we will become a stand-alone public company upon the completion of this offering and will have an audit committee, consisting of independent non-executive directors, to review and approve all proposed related party transactions including those between NetEase and us, we may not be able to resolve all potential conflicts of interest, and even if we do so, the resolution may be less favorable to us than if we were dealing with a non-controlling shareholder.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign investment in the value-added telecommunication services industry in China is extensively regulated and subject to numerous restrictions. Pursuant to the list of special management measures for the market entry of foreign investment, or the Negative List, published by the National Development and Reform Commission and the Ministry of Commerce on June 28, 2018 and effective on July 28, 2018, with a few exceptions, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record.

We are a Cayman Islands company and our wholly-owned PRC subsidiaries are currently considered foreign-invested enterprise. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services in China. To ensure strict compliance with the PRC laws and regulations, we conduct such business activities through Youdao Computer, one of our VIEs. Youdao Information, our wholly owned subsidiary in China, has entered into a series of contractual arrangements with our VIEs and their shareholders, which enable us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIEs and hence consolidate their financial results as our VIEs under U.S. GAAP. See “Our History and Corporate Structure” for further details.

If the PRC government finds that our contractual arrangements do not comply with its restrictions on foreign investment in the value-added telecommunication services, or if the PRC government otherwise finds that we, our VIEs, or any of their subsidiaries are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the MIIT and SAIC, would have broad discretion in dealing with such violations or failures, including, without limitation:

•	revoking the business licenses and/or operating licenses of such entities

•	discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiary and our VIEs;

•	imposing fines, confiscating the income from our PRC subsidiary or our VIEs, or imposing other requirements with which we or our VIEs may not be able to comply;

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requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs and deregistering the equity pledges of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIEs; or

•	restricting or prohibiting our use of the proceeds of this offering and the concurrent private placements to Orbis to finance our business and operations in China.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our VIEs that most significantly impact its economic performance and/or our failure to receive the economic benefits from our VIEs, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact our business, financial condition and results of operations.

On March 15, 2019, the National People’s Congress of the PRC promulgated the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The enacted Foreign Investment Law does not mention concepts such as “actual control” and “controlling PRC companies by contracts or trusts” that were included in the previous drafts, nor did it specify regulation on controlling through contractual arrangements, and thus this regulatory topic remains unclear under the Foreign Investment Law. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, though the Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors in China through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, such as unwinding our existing contractual arrangements and/or disposal of our related business operations, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

We rely on contractual arrangements with our VIEs and their shareholders for a large portion of our business operations which may not be as effective as direct ownership in providing operational control.

We primarily have relied and expect to continue to rely on contractual arrangements with our VIEs and their respective shareholders to operate our business in China. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIEs and their shareholders of their respective obligations under the contracts to exercise control over our VIEs. The shareholders of our VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with our VIEs. If any disputes relating to these contracts remain unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with our VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by any of our VIEs or their shareholders to perform their respective obligations under our contractual arrangements with them would have a material and adverse effect on our business.

If any of our VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may be limited in our ability to enforce the contractual arrangements that give us effective control over our VIEs, and if we are unable to maintain such control, our ability to consolidate the financial results of our VIEs will be affected. We may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For example, if the shareholders of any of our VIEs refuse to transfer their equity interest in such VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in any of our VIEs, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of our VIEs and third parties were to impair our control over our VIEs, our ability to consolidate the financial results of our VIEs would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

In addition, the shareholders of our VIEs may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in our VIEs and the validity or enforceability of the contractual arrangements. For instance, in the event that such shareholder divorces his or her spouse, the spouse may claim that the equity interest of our VIEs held by such shareholder is part of their marital or community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the competent court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not bound by our contractual arrangements, which could result in our losing effective control over our VIEs. Even if we receive a consent letter from the spouse of a nominee shareholder of our VIEs where such spouse undertakes that he or she would not take any actions to interfere with the contractual arrangements through which we control such VIEs, including by claiming that the equity interest of our VIEs held by such shareholder is part of their marital or community property, we cannot assure you that these undertakings will be complied with or effectively enforced. In the event that any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings. Similarly, if any of the equity interests of our VIEs are inherited by a third party on whom the current contractual arrangements are not binding, we could lose our control over our VIEs or have to maintain such control at unpredictable cost, which could cause significant disruption to our business operations and harm our financial condition and results of operations.

Our contractual arrangements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.

The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected.

The shareholders of our VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of our VIEs may have actual or potential conflicts of interest with us. These shareholders may refuse to sign or breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing our PRC subsidiary’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIEs’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by our VIEs, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.

As part of our contractual arrangements with our VIEs, our VIEs hold certain assets, licenses and permits that are material to our business operations, such as the ICP License. The contractual arrangements contain terms that specifically obligate VIEs’ shareholders to ensure the valid existence of the VIEs and restrict the disposal of material assets of the VIEs. However, in the event the VIEs’ shareholders breach the terms of these contractual arrangements and voluntarily liquidate our VIEs, or our VIEs declare bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIEs, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if any of our VIEs undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of the assets of such VIE, thereby hindering our ability to operate our business as well as constrain our growth.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. The ability of our PRC subsidiaries to pay dividends and other distributions on equity, in turn, depends on the payment they receive from our VIEs as service fees pursuant to certain contractual arrangements among our PRC subsidiaries, our VIEs and our VIEs’ shareholders entered into to comply with certain restriction under PRC law on foreign investment. For more information about such contractual arrangements, see “Corporate History and Structure—Contractual Arrangements with Our VIEs and Our VIEs’ Respective Shareholders.”

Our PRC subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to its respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiary, our VIEs and their subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

To address the persistent capital outflow and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, or the SAFE Circular 3, issued on January 26, 2017, provides that the banks shall, when dealing with dividend remittance transactions from domestic enterprise to its offshore shareholders of more than US$50,000, review the relevant board resolutions, original tax filing form and audited financial statements of such domestic enterprise based on the principal of genuine transaction. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are tax resident.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under the PRC law, legal documents for corporate transactions, including agreements and contracts are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with relevant PRC industry and commerce authorities.

In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application which will then be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of one of our subsidiaries or VIEs. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering and the concurrent private placements to Orbis to make loans or additional capital contributions to our PRC subsidiaries and to make loans to our VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, as well as any loans we provide to our VIEs, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC subsidiaries are subject to the approval of or filing with the Ministry of Commerce, or MOFCOM, or its local branches and registration with a local bank authorized by the State Administration of Foreign Exchange, or SAFE. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or its local branches and (ii) any of our PRC subsidiaries may not procure loans which exceed the difference between its total investment amount and registered capital or, as an alternative, only procure loans subject to the calculation approach and limitation as provided in the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or the PBOC Notice No. 9. Additionally, any medium or long-term loans to be provided by us to our VIEs must be registered with the NDRC and the SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries or loans by us to our VIEs. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of this offering and the concurrent private placements to Orbis and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

There is, in effect, no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, because there is no statutory limit on the amount of registered capital for our PRC subsidiaries, and we are allowed to make capital contributions to our PRC subsidiaries by subscribing for their initial registered capital and increased registered capital, provided that the PRC subsidiaries completes the relevant filing and registration procedures. With respect to loans provided to the PRC subsidiaries by us, (i) if the relevant PRC subsidiaries adopt the traditional foreign exchange administration mechanism, or the Traditional Foreign Debt Mechanism, the outstanding amount of the loans shall not exceed the difference between the total investment and the registered capital of the PRC subsidiaries which effectively means that there is no ultimate limit on the amount of loans that we can make to our PRC subsidiaries under this circumstance because we can increase the total investment and the registered capital of our PRC subsidiaries, subject to the completion of the required registrations and compliance with the statutory requirement that the registered capital shall be no less than certain percentage of the total investment, and the difference between the total investment and the registered capital will increase accordingly; and (ii) if the relevant PRC subsidiaries adopt the foreign exchange administration mechanism as provided in the PBOC Notice No. 9, or the Notice No. 9 Foreign Debt Mechanism, the risk-weighted outstanding amount of the loans, which shall be calculated based on the formula provided in PBOC

Notice No. 9, shall not exceed 200% of the net asset of the relevant PRC subsidiary. With respect to our PRC subsidiaries, the maximum amount of the loans that they can acquire in aggregate from outside China is (i) zero under the Traditional Foreign Debt Mechanism calculated based on the amounts of total investment and registered capital of our PRC subsidiaries as of June 30, 2019; or (ii) approximately RMB21.9 million (US$3.2 million) under the Notice No. 9 Foreign Debt Mechanism calculated based on our PRC subsidiaries’ net assets as of June 30, 2019 under PRC GAAP under the assumption that the loans are denominated in foreign currencies with duration of more than one year. With respect to our VIEs, the maximum amount of the loans that they can obtain in aggregate from outside China as of June 30, 2019 is approximately RMB29.3 million (US$4.3 million) under the Notice No. 9 Foreign Debt Mechanism calculated based on our VIEs’ net assets as of June 30, 2019 under PRC GAAP under the assumption that the loans are denominated in foreign currencies with duration of more than one year. According to the PBOC Notice No. 9, after a transition period of one year since the promulgation of PBOC Notice No. 9, the People’s Bank of China and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither the People’s Bank of China nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. It is uncertain which mechanism will be adopted by the People’s Bank of China and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries. Currently, our PRC subsidiaries have the flexibility to choose between the Traditional Foreign Debt Mechanism and the Notice No. 9 Foreign Debt Mechanism. However, if the Notice No. 9 Foreign Debt Mechanism, or a more stringent foreign debt mechanism becomes mandatory and our PRC subsidiaries are no longer able to choose the Traditional Foreign Debt Mechanism, our ability to provide loans to our PRC subsidiaries may be significantly limited, which may adversely affect our business, financial condition and results of operations.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective in June 2018. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of this offering and the concurrent private placements to Orbis to fund the establishment of new entities in China by our VIEs or their subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new VIEs in China, which may adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. While appreciating approximately by 7% against the U.S. dollar in 2017, the Renminbi in 2018 depreciated approximately by 5% against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Substantially all of our revenue and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of Renminbi may materially and adversely affect our results of operations and financial position reported in Renminbi when translated into U.S. dollars, and the value of, and any dividends payable on, the ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we receive from this offering and the concurrent private placements to Orbis into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

SAFE Circular 37 requires registration with, and approval from, Chinese government authorities in connection with direct or indirect control of an offshore entity by PRC residents. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by PRC residents in the offshore special purpose vehicles by means of acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. In addition, any PRC resident who is a direct or indirect shareholder of an SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

These regulations may have a significant impact on our present and future structuring and investment. We have requested our shareholders who to our knowledge are PRC residents to make the necessary applications, filings and amendments as required under these regulations. We intend to take all necessary measures to ensure that all required applications and filings will be duly made and all other requirements will be met. We further intend to structure and execute our future offshore acquisitions in a manner consistent with these regulations and any other relevant legislation. However, because it is presently uncertain how the SAFE regulations, and any future legislation concerning offshore or cross-border transactions, will be interpreted and implemented by the relevant government authorities in connection with restructuring by PRC beneficial owners of our Company, our future offshore financings or acquisitions, we cannot provide any assurances that we will be able to comply with, qualify under, or obtain any approvals required by the regulations or other legislation. Furthermore, we cannot assure you that any PRC beneficial owners of our company or any PRC company into which we invest will be able to comply with those requirements. Any failure or inability by such individuals to comply with SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted options will be subject to these regulations when our company becomes an overseas-listed company upon the completion of this offering. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, there may be additional restrictions on the ability of them to exercise their stock options or remit proceeds gained from sale of their stock into the PRC. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulation—Regulation Related to Stock Incentive Plans.”

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State

Administration of Taxation, or SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe our company is not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that our company is a PRC resident enterprise for enterprise income tax purposes, we will be subject to PRC enterprise income on our worldwide income at the rate of 25%. Furthermore, we will be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such gain is treated as derived from a PRC source. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would, in practice, be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The audit report included in this prospectus is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditors are located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and the PCAOB will take to address the problem.

This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the NYSE of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted. Furthermore, there has been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the administrative law judge, or the ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months.

On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with the SEC requirements could ultimately lead to the delisting of our ordinary shares from the NYSE or the termination of the registration of our ordinary shares under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of our ordinary shares in the United States.

Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website.

The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, and the closure of the concerned websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. If our platform or content is found to be in violation of any such requirements, we may be penalized by relevant authorities, and our operations or reputation could be adversely affected.

Risks Related to the ADSs and This Offering

An active trading market for our ordinary shares or the ADSs may not develop and the trading price for the ADSs may fluctuate significantly.

We have been approved to list the ADSs on the NYSE. We have no current intention to seek a listing for our ordinary shares on any stock exchange. Prior to the completion of this offering, there has been no public market for the ADSs or our ordinary shares, and we cannot assure you that a liquid public market for the ADSs will develop. If an active public market for the ADSs does not develop following the completion of this offering, the market price and liquidity of the ADSs may be materially and adversely affected. The initial public offering price for the ADSs was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of the ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs. Mr. William Lei Ding, our director (who is also the chief executive officer, a director and a principal shareholder of NetEase) has indicated interests in purchasing an aggregate of up to US$20.0 million of the ADSs being offered in this offering at the initial public offering price and on the same terms as the other ADSs being offered. For more information about such indication of interest, see “Summary — Indication of Interests.” If Mr. Ding is allocated all or a portion of such ADSs and purchases any such ADSs, such purchase may reduce the available public float for the ADSs. As a result, any purchase of ADSs by Mr. Ding in this offering may reduce the liquidity of the ADSs relative to what it would have been had these ADSs been purchased by the public.

Our dual-class share structure with different voting rights may adversely affect the value and liquidity of the ADSs.

We cannot predict whether our dual-class share structure with different voting rights will result in a lower or more volatile market price of the ADSs, in adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices. For example, in July 2017, FTSE Russell announced that it plans to require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public stockholders, and S&P Dow Jones announced that it will no longer admit companies with multiple-class share structures to certain of its indices. Also in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Because of our dual-class structure, we will likely be excluded from these indices and other stock indices that take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make the ADSs less attractive to investors. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and our dual-class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of the ADSs could be adversely affected.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our net revenues, earnings and cash flows;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new offerings, solutions and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our services or our industry;

•	announcements of new regulations, rules or policies relevant to our business;

•	additions or departures of key personnel;

•	our controlling shareholder’s business performance and reputation;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$15.65 per ADS, representing the difference between the initial public offering price of US$16.50 per ADS, the midpoint of the estimated public offering price range shown on the front cover of this prospectus, and our net tangible book value per ADS as of June 30, 2019, after giving effect to the net proceeds we receive from this offering and the concurrent private placements to Orbis. See “Dilution” for a more complete description of how the value of your investment in the ADSs will be diluted upon the completion of this offering.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for the ADSs to decline.

The sale or availability for sale of substantial amounts of ADSs could adversely affect their market price.

Sales of substantial amounts of ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders and Orbis who agreed to purchase a number of Class A ordinary shares in concurrent private placements may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lockup agreements. There will be 5,600,000 ADSs (representing 5,600,000 Class A ordinary shares) issued and outstanding immediately after this offering, or 6,440,000 ADSs (representing 6,440,000 Class A ordinary shares) if the underwriters exercise their option to purchase additional ADSs in full. In connection with this offering, we, our directors, executive officers, existing shareholders and holders of share-based awards have agreed, subject to certain exceptions, not to sell any ordinary shares or ADSs for 180 days, with certain existing shareholders agreeing to a longer lock-up period of 18 months after the date of this prospectus without the prior written consent of the representatives of the underwriters. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. In addition, Orbis is not subject to any contractual lock-up arrangements with the underwriters or us. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in the ADSs could be greatly reduced or even rendered worthless.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on a price appreciation of the ADSs for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

Our Board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our Board of Directors. Accordingly, the return on your investment in the ADSs will likely depend entirely upon any future price appreciation of the ADSs. There is no guarantee that the ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in the ADSs.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC law.

The M&A Rules purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval, and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Tian Yuan Law Firm, our PRC legal counsel, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of this offering and the listing and trading of our ADSs on the NYSE because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation, (ii) we established the WFOE by means of direct investment and not through a merger or acquisition of the equity or assets of a “PRC domestic company” as such term is defined under the M&A Rules; and (iii) no provision in the M&A Rules classifies the contractual arrangements under the VIE Agreements as a type of acquisition transaction falling under the M&A Rules.

However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel, and hence we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering and the concurrent private placements to Orbis into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ADSs.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. In addition, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit, subject only to very limited equitable constraints, including that the exercise of voting rights to amend the memorandum or articles of association of a Cayman company must be exercised in good faith for the benefit of the company as a whole.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association that will become effective immediately prior to completion of this offering to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.” However, the deposit agreement gives you the right to submit claims against us to binding arbitration, and arbitration awards may be enforceable against us and our assets in China even when court judgments are not.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or the ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the Class A ordinary shares underlying your ADSs.

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our Post-IPO MAA provide that we may (but are not obliged to) each year hold a general meeting as our annual general meeting. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the Class A ordinary shares underlying your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as holder of the Class A ordinary shares underlying your ADSs. Upon receipt of your voting instructions, the depositary may try to vote the Class A ordinary shares underlying your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with those instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to enable you to withdraw the shares underlying your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our fourth amended and restated articles of association that will become effective immediately prior to completion of this offering, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will notify you of the upcoming vote and to deliver our voting materials to you, if we ask it to. We cannot assure you that you will receive the voting material in time to ensure you can direct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the shares underlying your ADSs are voted and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and the ADSs may view as beneficial.

We have adopted a dual-class share structure such that our ordinary shares will consist of Class A ordinary shares and Class B ordinary shares, which will become effective immediately upon the completion of this offering. In respect of matters requiring the votes of shareholders, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to three votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. We will sell Class A ordinary shares represented by the ADSs in this offering.

NetEase, Dr. Zhou and certain individual minority shareholders who are our employees will collectively beneficially own all of our issued and outstanding Class B ordinary shares immediately upon the completion of this offering. Based on the initial public offering price of US$16.50 per ADS, the midpoint of the estimated public offering price range shown on the front cover of this prospectus, these Class B ordinary shares will constitute approximately 79.6% of our total issued and outstanding share capital and 92.1% of the aggregate voting power of our total issued and outstanding share capital immediately upon the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs, and the issuance and sale of Class A ordinary shares in connection with the concurrent private placements to Orbis. In particular, Class B ordinary shares owned by NetEase will constitute approximately 58.4% of our total issued and outstanding share capital and 67.6% of the aggregate voting power of our total issued and outstanding share capital immediately upon the completion of this offering under the same assumptions.

As a result of this dual-class share structure and the concentration of ownership, NetEase and the other holders of the Class B ordinary shares as a group will have significant influence over our business, including decisions regarding mergers, consolidations, liquidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

You may experience dilution of your holdings due to the inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. However, we cannot make such rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of the ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on the transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems it expedient in connection with the performance of its duties. The depositary may close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are a “controlled company” within the meaning of the rules of the NYSE and, as a result, can rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the rules of the NYSE since NetEase beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under this definition, we are permitted to elect to rely, and currently we intend to rely, on certain exemptions from corporate governance rules, including the exemption from the rule that a majority of our board of directors must be independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

As a Cayman Islands exempted company listed on the NYSE, we are subject to corporate governance listing standards of NYSE. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We currently intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the NYSE that listed companies must have a majority of independent directors and that the audit committee consist of at least three members. To the extent that we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under NYSE corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for the current or any future taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in the ADSs or our Class A ordinary shares.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes. Goodwill is generally characterized as an active asset if it is associated with business activities that produce active income.

Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the expected price of the ADSs in this offering, we do not expect to be a PFIC for our current taxable year. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of that year. We will hold a substantial amount of cash following this offering and our PFIC status will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs, which could be volatile). Moreover, it is not entirely clear how the contractual arrangements between us and our VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIEs are not treated as owned by us for these purposes. In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. Accordingly, there can be no assurance that we will not be a PFIC for our current or any future taxable year. If we were a PFIC for any taxable year during which a U.S. taxpayer held ADSs or Class A ordinary shares, the U.S. taxpayer generally would be subject to adverse U.S. federal income tax consequences, including increased tax liability on disposition gains and “excess distributions” and additional reporting requirements. See “Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this prospectus can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this prospectus and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in this prospectus. These risks and uncertainties include factors relating to:

•	general economic, political, demographic and business conditions in China and globally;

•	our ability to implement our growth strategies;

•	the success of operating initiatives, including advertising and promotional efforts and new product and content development by us and our competitors;

•	our ability to develop and apply our technologies to support and expand our content and product offerings;

•	the expected growth of the intelligent learning industry in China and globally;

•	our ability to compete and conduct our business in the future;

•	our ability to offer new learning content;

•	the availability of qualified personnel and the ability to retain such personnel;

•	competition in the intelligent learning industry in China;

•	changes in government policies and regulations;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other risk factors discussed under “Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

USE OF PROCEEDS

We expect to receive total estimated net proceeds from this offering and the concurrent private placements to Orbis of approximately US$208.5 million, or approximately US$221.3 million if the underwriters exercise their option to purchase additional ADSs in full, based on the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

We intend to use the net proceeds from this offering and the concurrent private placements to Orbis for the following purposes:

•	to further invest in technology and product development;

•	to expand our branding and marketing efforts;

•	to further grow our user base; and

•	to satisfy other general corporate purposes.

If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering and the concurrent private placements to Orbis differently than as described in this prospectus. In utilizing the proceeds from this offering and the concurrent private placements to Orbis, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, and to our VIEs only through loans, and only if we satisfy the applicable government registration and approval requirements. The relevant filing and registration processes for capital contributions typically take approximately eight weeks to complete. The filing and registration processes for loans typically take approximately four weeks or longer to complete. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions and loans to our PRC subsidiaries or loans to our VIEs, we cannot assure you that we will be able to complete these filings and registrations on a timely basis, or at all. For more information about such requirements, see “Regulation—Regulation Related to Foreign Exchange” and “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering and the concurrent private placements to Orbis to make loans or additional capital contributions to our PRC subsidiaries and to make loans to our VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” Additionally, while there is no statutory limit on the amount of capital contribution that we can make to our PRC subsidiaries, loans provided to our PRC subsidiaries and VIEs in the PRC are subject to certain statutory limits. See “Regulation—Regulation on Foreign Debt” for more information about such statutory limits. With respect to our PRC subsidiaries, the maximum amount of the loans that they can acquire in the aggregate from outside China is (i) zero under the Traditional Foreign Debt Mechanism calculated based on the amounts of total investment and registered capital of our PRC subsidiaries as of June 30, 2019; or (ii) RMB21.9 million (US$3.2 million) under the Notice No. 9 Foreign Debt Mechanism calculated based on our PRC subsidiaries’ net assets as of June 30, 2019 under PRC GAAP under the assumption that the loans are denominated in foreign currencies with duration of more than one year. With respect to our VIEs, the maximum amount of the loans that they can obtain in aggregate from outside China is approximately RMB29.3 million (US$4.3 million) under the Notice No. 9 Foreign Debt Mechanism calculated based on our VIEs’ net assets as of June 30, 2019 under PRC GAAP under the assumption that the loans are denominated in foreign currencies with duration of more than one year.

We are able to use all of the net proceeds from this offering and the concurrent private placements to Orbis for investment in our operations in the PRC by funding our PRC subsidiaries through capital contributions which is not subject to any statutory limit on the amount under PRC laws and regulations. We expect that the net proceeds from this offering and the concurrent private placements to Orbis to be used in the PRC will be in the form of RMB and, therefore, our PRC subsidiaries and VIEs will need to convert any capital contributions or loans from U.S. dollars into Renminbi in accordance with applicable PRC laws and regulations. All of the net proceeds from this offering and the concurrent private placements to Orbis would be available for investment in our operations in the PRC, subject to the foregoing statutory limits on the amount of loans provided to our PRC subsidiaries and VIEs in the PRC and the laws and regulations on the conversion from U.S. dollars into Renminbi.

DIVIDEND POLICY

We have not previously declared or paid any cash dividend or dividend in kind and we have no plan to declare or pay any dividends in the foreseeable future on our shares or the ADSs representing our Class A ordinary shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Regulation—Regulation Related to Foreign Exchange” and “Risk Factors—Risk Related to Doing Business in China—Foreign exchange control may limit our ability to utilize our revenues effectively and affect the value of your investment.”

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.”

CAPITALIZATION

The table below sets forth our capitalization as of June 30, 2019:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) the conversion of 6,814,815 issued and outstanding preferred shares and 2,867,640 issued and outstanding ordinary shares into 9,682,455 Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering, and (ii) the automatic conversion of a total of 89,132,360 issued and outstanding ordinary shares into the same number of Class B ordinary shares immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to give effect to (i) the conversion of 6,814,815 issued and outstanding preferred shares and 2,867,640 issued and outstanding ordinary shares into 9,682,455 Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering, (ii) the automatic conversion of a total of 89,132,360 issued and outstanding ordinary shares into the same number of Class B ordinary shares immediately prior to the completion of this offering, and (iii) the issuance and sale of 5,600,000 Class A ordinary shares in the form of ADSs by us in this offering and the issuance and sale of 7,575,758 Class A ordinary shares in connection with the concurrent private placements to Orbis at an assumed initial public offering price of US$16.50 per ADS, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, and the receipt of approximately US$208.5 million in estimated net proceeds, considering an offering price of US$16.50 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, and the use of proceeds therefrom, assuming the underwriters do not exercise their option to purchase additional ADSs.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2019
	Actual		Pro forma		Pro forma as adjusted(1)
	RMB	US$	RMB	US$	RMB	US$
	(in thousands, except for shares and par value data)
Mezzanine equity
Series A preferred shares (US$0.0001 par value; 10,000,000 shares authorized, 6,814,815 shares issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)	481,808	70,183	—	—	—	—
Total mezzanine equity	481,808	70,183	—	—	—	—
Ordinary shares (US$ 0.0001 par value, 490,000,000 shares authorized, 92,000,000 shares issued and outstanding as of June 30, 2019; and 500,000,000 shares authorized, 98,814,815 shares issued and outstanding on a pro forma or a pro forma as adjusted basis)	58	8	—	—	—	—
Class A ordinary shares (US$0.0001 par value; none outstanding on an actual basis, 9,682,455 issued and outstanding on a pro forma basis, and 22,858,213 issued and outstanding on a pro forma as adjusted basis)	—	—	7	1	16	2
Class B ordinary shares (US$0.0001 par value; none outstanding on an actual basis, 89,132,360 issued and outstanding on a pro forma basis, and 89,132,360 issued and outstanding on a pro forma as adjusted basis)	—	—	56	8	56	8
Additional paid-in capital(2)	209,754	30,555	691,557	100,737	2,122,585	309,189
Accumulated deficit	(1,470,722)	(214,235)	(1,470,722)	(214,235)	(1,470,722)	(214,235)
Accumulated other comprehensive income	501	73	501	73	501	73
Statutory reserves	292	43	292	43	292	43

Total Youdao, Inc.’s shareholders’ (deficit)/equity(2)	(1,260,117)	(183,556)	(778,309)	(113,373)	652,728	95,080

Total capitalization	(778,309)	(113,373)	(778,309)	(113,373)	652,728	95,080

Notes:

(1)

The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total Youdao, Inc.’s shareholders’ deficit and total capitalization following the completion of this offering and the concurrent private placements to Orbis are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)

Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 change in the assumed initial public offering price of US$16.50 per ADS (the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus) would, in the case of an increase, increase and, in the case of a decrease, decrease each of additional paid-in capital, total Youdao, Inc.’s shareholders’ deficit and total capitalization by US$5.3 million.

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per Class A ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently issued and outstanding ordinary shares.

Our net tangible book value as of June 30, 2019 was approximately US$(113.2) million, or US$(1.15) per ordinary share on an as-converted basis as of that date and US$(1.15) per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Because the Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except the voting and conversion rights, dilution is determined by subtracting net tangible book value per ordinary share as adjusted from the initial public offering price per ordinary shares.

Without taking into account any other changes in such net tangible book value after June 30, 2019, other than to give effect to (i) the conversion of all of our ordinary shares and preferred shares into Class A ordinary shares or Class B ordinary shares, as the case may be, on a one-to-one basis which will occur automatically immediately prior to the completion of this offering and (ii) our issuance and sale of ADSs offered in this offering and the issuance and sale of Class A ordinary shares in connection with the concurrent private placements to Orbis, both at an assumed initial public offering price of US$16.50 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2019 would have been approximately US$95.2 million, or US$0.85 per ordinary share and US$0.85 per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$15.65 per ordinary share, or US$15.65 per ADS, to purchasers of ADSs in this offering.

The following table illustrates the dilution at an assumed initial public offering price of US$16.50 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, and all ADSs are exchanged for ordinary shares:

	Per ordinary share		Per ADS
Initial public offering price	US$	16.50	US$	16.50
Net tangible book value as of June 30, 2019	US$	(1.23)	US$	(1.23)
Pro forma net tangible book value after giving effect to the automatic conversion of all of our issued and outstanding Series A preferred shares	US$	(1.15)	US$	(1.15)
Pro forma net tangible book value as adjusted to give effect to the automatic conversion of all of our issued and outstanding Series A preferred shares and this offering and the concurrent private placements to Orbis	US$	0.85	US$	0.85
Amount of dilution in net tangible book value to new investors in this offering	US$	15.65	US$	15.65

The pro forma information discussed above is illustrative only.

The following table summarizes, on a pro forma basis as of June 30, 2019, the differences between the existing shareholders and the new investors with respect to the number of ordinary shares purchased from us in this offering and the concurrent private placements to Orbis, the total consideration paid and the average price per Class A ordinary share paid at the initial public offering price of US$16.50 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include Class A ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

			Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Ordinary Shares Purchased		Amount (in thousands of US$)	Percent
	Number	Percent			US$	US$
Existing shareholders	98,814,815	88.2%	70,320	24.4%	0.71	0.71
New investors	13,175,758	11.8%	217,400	75.6%	16.50	16.50
Total	111,990,573	100.0%	287,720	100.0%	2.57	2.57

The discussion and tables above also assume no exercise of any stock options outstanding as of the date of this prospectus. As of the date of this prospectus, options to purchase a total of 8,432,500 ordinary shares are outstanding under the 2015 Plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We enjoy the following benefits:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in China, and a significant portion of our assets are located in China. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, and Tian Yuan Law Firm, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by our Cayman Islands legal counsel, Maples and Calder (Hong Kong) LLP, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands, will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For such a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

PRC

We have been advised by Tian Yuan Law Firm, our PRC legal counsel, that there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts or Cayman courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws. Tian Yuan Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for foreign shareholders to establish sufficient nexus to the PRC by virtue only of holding the ADSs or Class A ordinary shares.

OUR HISTORY AND CORPORATE STRUCTURE

Our Major Business Milestones

In 2007, we launched our flagship Youdao Dictionary, China’s number one language app in terms of MAUs in the first half of 2019, according to Frost & Sullivan.

In 2011, we launched Youdao Cloudnote, China’s number one independent notetaking tool in terms of MAUs in the first half of 2019, according to Frost & Sullivan.

In 2012, NetEase launched NetEase Cloud Classroom, a platform offering online courses mainly targeting adults in China, which was acquired by us in May 2019.

In 2014, we strategically expanded offerings to include online courses by launching Youdao Classroom, which was rebranded as Youdao Premium Courses in 2016. In the same year, NetEase launched China University MOOC, a platform offering online courses primarily targeting college students and adults in China, which was acquired by us in May 2019.

Between 2016 and 2018, we continued to expand our suite of learning products and services by launching a portfolio of interactive apps catering to various age groups’ learning needs, which currently include Youdao Math, Youdao Vocabulary Builder, Youdao Fun Reading, Youdao Speaking and Youdao Reading, and by launching our smart device offerings, which currently include Youdao Smart Pen, Youdao Dictionary Pen and Youdao Pocket Translator.

Our Corporate History

We commenced our operations in March 2006 through NetEase Youdao Information Technology (Beijing), Co., Ltd., or Youdao Information. In September 2007, Beijing NetEase Youdao Computer System Co., Ltd., or Youdao Computer, was incorporated in the PRC. We conducted our business through both Youdao Information and Youdao Computer and they were then controlled by NetEase.

In 2014, we strategically shifted our focus to the intelligent learning industry. Since then, we have successfully developed a variety of technology-driven learning products and services, including Youdao Premium Courses.

In November 2014, Youdao, Inc., our current ultimate holding company, was incorporated under the laws of the Cayman Islands.

In July 2016, Youdao (Hong Kong) Limited, or Youdao HK, was incorporated under the laws of Hong Kong. Youdao HK currently operates U-Dictionary, an online dictionary and translation app we offer primarily targeting users in selected overseas markets.

Between December 2016 and November 2017, through a number of transactions, we acquired the entire interests in Youdao Information and, through certain contractual arrangements, the control of Youdao Computer.

In April 2018, we issued a total of 6,814,815 Series A preferred shares to certain investors for an aggregate consideration of US$70.0 million. See “Description of Share Capital—History of Securities Issuances—Preferred Shares.”

Due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services and certain other businesses, Youdao Information entered into a series of contractual arrangements, as amended and restated, with each of Youdao Computer and Linjiedian Education, as well as their respective shareholders, through which we obtained control over Youdao Computer and Linjiedian Education. Linjiedian Education was incorporated primarily with a view to undertake future businesses that may be subject to foreign investment restrictions under PRC law and currently does not operate any substantial business or hold any material assets. As a result, we are regarded as the primary beneficiary of each of Youdao Computer and Linjiedian Education. We treat them as our consolidated affiliated entities under U.S. GAAP and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP. We refer to Youdao Information as our wholly foreign owned entity, or WFOE, and to Youdao Computer and Linjiedian Education as our VIEs, in this prospectus. For more details and risks related to our VIE structure, please see “—Contractual Arrangements with Our VIEs and Our VIEs’ Respective Shareholders” and “Risk Factors—Risks Related to Our Corporate Structure.”

In May 2019, we acquired certain online learning businesses, including NetEase Cloud Classroom, China University MOOC and NetEase Kada, from the NetEase Group, as we believe these offerings generally appeal to different target audiences from, and as a result complement, Youdao Premium Courses, our existing online course brand and enable us to reach a broader student base. Since these businesses were controlled by NetEase both before and after the acquisition, such transactions are accounted for as business combinations under common control. Therefore, our consolidated financial statements included elsewhere in this prospectus include these acquired assets and liabilities at their historical carrying value. In addition, our consolidated financial statements included elsewhere in this prospectus reflect the results of such acquired businesses as if the current corporate structure, including the transfer of business in May 2019, had been in existence throughout the periods presented.

Our Corporate Structure

The following chart shows our corporate structure, including our principal subsidiaries and VIEs, after giving effect to the contemplated issuance and sale of 5,600,000 Class A ordinary shares in this offering, assuming no exercise of the underwriters’ option to purchase additional ADSs, and the issuance and sale of 7,575,758 Class A ordinary shares in connection with concurrent private placements to Orbis, based on an assumed initial public offering price of US$16.50 per ADS, the midpoint of the estimated public offering price range shown on the front cover of this prospectus.

Notes:

Equity interest
Contractual arrangements, including the cooperation agreement, operating agreement, equity pledge agreement, exclusive purchase option agreement, shareholder voting right trust agreement and loan agreement. See “—Contractual Arrangements with Our VIEs and Our VIEs’ Respective Shareholders.”
(1)

Beneficial ownership percentages represent beneficial ownership of our total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs, and the concurrent private placements to Orbis. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. See also “Principal Shareholders.”

(2)

Voting power percentages represent aggregate voting power of our total issued and outstanding share capital immediately after the completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs, and the concurrent private placements to Orbis, and are calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our issued and outstanding Class A ordinary shares and Class B ordinary shares as a single class. In respect of matters requiring a shareholder vote, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to three votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. See also “Description of Share Capital—Ordinary Shares.”

(3)	Youdao HK currently operates our overseas businesses, including U-Dictionary. See “Business—Global Opportunities.”
(4)

Jiankun Zhao, an employee of our company as of the date of this prospectus, holds 15% of NetEase Langsheng’s equity interests. As of the date of this prospectus, Mr. Zhao also holds a vested option to purchase additional 15% equity interest of NetEase Langsheng.

(5)

Shareholders of Linjiedian Education are William Lei Ding, our director (who is also the chief executive officer, a director and a principal shareholder of NetEase, our controlling shareholder), and Feng Zhou, our Chief Executive Officer and director, each holding 99% and 1%, respectively, of Linjiedian Education’s equity interests.

(6)

Shareholders of Youdao Computer are William Lei Ding, our director (who is also the chief executive officer, a director and a principal shareholder of NetEase, our controlling shareholder), and Feng Zhou, our Chief Executive Officer and director, each holding approximately 71% and 29%, respectively, of Youdao Computer’s equity interests.

Contractual Arrangements with Our VIEs and Our VIEs’ Respective Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. We are a company registered in the Cayman Islands. Youdao Information, our PRC subsidiary, is considered a foreign-invested enterprise. To comply with the foregoing restrictions imposed by PRC laws and regulations on foreign investments, we conduct a significant portion of our businesses in China through Youdao Computer, one of our VIEs in the PRC, based on a series of contractual arrangements between us and our VIEs and their respective shareholders. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, our VIEs and consolidate their operating results in our financial statements under the U.S. GAAP. In 2017 and 2018 and for the six months ended June 30, 2019, the amount of revenues generated by our VIEs accounted for approximately 87.9%, 82.9% and 79.6%, respectively, of our total net revenues. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of service fees to our PRC subsidiaries by our VIEs in the PRC pursuant to certain contractual arrangements among our PRC subsidiaries, our VIEs and our VIEs’ shareholders. In 2017 and 2018 and for the six months ended June 30, 2019, the amount of service fees paid to our PRC subsidiaries from our VIEs was RMB233.7 million, RMB395.2 million (US$57.6 million) and RMB236.6 million (US$34.5 million), respectively. We expect that the amounts of such service fees will increase in the foreseeable future as our PRC business continues to grow.

The following is a summary of the contractual arrangements by and among Youdao Information, Youdao Computer and the shareholders of Youdao Computer. The contractual arrangements by and among Youdao Information, Linjiedian Education and the shareholders of Linjiedian Education, except for the Cooperation Agreement, are substantially similar to the corresponding contractual arrangements as discussed below. For the complete text of these contractual arrangements, please see the copies filed as exhibits to the registration statement filed with the SEC of which this prospectus forms a part.

In the opinion of Tian Yuan Law Firm, our PRC legal counsel, the contractual arrangements described below are valid, binding and enforceable under current PRC law. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, how they would affect our VIE structure. We have been further advised by our PRC legal counsel that if the PRC government authorities find that the agreements that establish the structure for operating our value-added telecommunication services and other business do not comply with PRC government restrictions on foreign investment in such businesses, we could be subject to severe penalties including being prohibited from continuing operations. Additionally, these contractual arrangements may not be as effective as direct ownership in providing us with effective control over our VIEs. If our VIEs or their shareholders fail to perform their respective obligations under such contractual arrangements, we could be limited in our ability to enforce such contractual arrangements that give us effective control over our business operations in the PRC and may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective. Additionally, the ability of our PRC subsidiaries to pay dividends to us is limited by certain PRC legal restrictions on the payment of dividends by PRC companies and foreign exchange control, among others, which prevent us from having unfettered access to our PRC subsidiaries’ and VIEs’ revenues. Our access to our VIEs’ revenues is also limited since we do not have direct ownership in our VIEs and have to rely on the payment of service fees by our VIEs to our PRC subsidiaries. For a more detailed description of the risks related to these contractual arrangements and our corporate structure, please see “Risk Factors—Risks Related to Our Corporate Structure.”

Cooperation Agreements

Youdao Computer and Youdao Information entered into a cooperation agreement, or the Youdao Computer Cooperation Agreement, on July 1, 2015. Under the Youdao Computer Cooperation Agreement, Youdao Information has agreed to provide the following services to Youdao Computer:

•

the development of computer software (including, but not limited to, producing online advertisement and distribution and maintenance of software) and technical support and maintenance for computer software operation;

•	the design, development, update and upgrade of platforms for online advertisement; and

•	the provision of technology support, including, but not limited to, server maintenance, development of server software and related maintenance and updates.

Youdao Computer has agreed to share its monthly income (after tax and expenses) with Youdao Information in accordance with certain formulas as specified in the Youdao Computer Cooperation Agreement. The Youdao Computer Cooperation Agreement was effective from July 1, 2015 and will continue to be effective unless it is terminated, in case of a material breach of the agreement, by written notice of the non-breaching party.

Linjiedian Education and Youdao Information entered into a cooperation agreement, or the Linjiedian Education Cooperation Agreement, on January 18, 2019, pursuant to which Youdao Information has agreed to provide the following services to Linjiedian Education:

•	the development of computer software (including, but no limited to information management software and other technical software) and technical support and maintenance for computer software operation;

•	Licensing of software, trademark, domains, technical secrets and other associated intellectual property rights; and

•	The provision of R&D services in relation to education courseware and teaching support services.

Linjiedian Education has agreed to share its monthly income (after tax and expenses) with Youdao Information in accordance with certain formulas as specified in the Linjiedian Education Cooperation

Agreement. The Linjiedian Education Cooperation Agreement was effective from January 18, 2019 and will continue to be effective unless it is terminated, in case of a material breach of the agreement, by written notice of the non-breaching party.

Operating Agreements

To ensure the successful performance of the various agreements between the parties, each of William Lei Ding and Feng Zhou, the shareholders of Youdao Computer, entered into an operating agreement with Youdao Computer and Youdao Information, with each agreement taking effect from September 26, 2016. Under the operating agreements, each of Youdao Computer, Mr. Ding and Dr. Zhou agreed that, except for transactions in the ordinary course of business, Youdao Computer will not enter into any transaction that would materially affect the assets, liabilities, rights or operations of Youdao Computer without the prior written consent of Youdao Information. Youdao Information also agreed that it would provide performance guarantees and, at its discretion, guarantee loans for working capital purposes to the extent required by Youdao Computer for its operations. As counter-guarantee, Youdao Computer agreed to pledge the account receivable in its operations and all of its assets to Youdao Information, which pledge has not been implemented as of the date of this prospectus. Furthermore, each of Mr. Ding and Dr. Zhou agreed that, upon instruction from Youdao Information, he would appoint candidates recommended by Youdao Information as Youdao Computer’s board members, president, chief financial officer and other senior executive officers. The term of each operating agreement is 20 years from the date of execution and can be extended with the written consent of Youdao Information.

Equity Pledge Agreements

Each of Mr. Ding and Dr. Zhou, the shareholders of Youdao Computer, has entered into an equity pledge agreement with Youdao Information, with each agreement taking effect from September 26, 2016. Under such equity pledge agreements, each of Mr. Ding and Dr. Zhou pledged his respective equity interest in Youdao Computer to Youdao Information to secure his obligations under the applicable loan agreement, exclusive purchase option agreement, shareholder voting right trust agreement, and operating agreement. Each of Mr. Ding and Dr. Zhou further agreed not to transfer or pledge his respective equity interest in Youdao Computer without the prior written consent of Youdao Information. Each of the equity pledge agreements will remain binding until the respective pledger, Mr. Ding or Dr. Zhou, as the case may be, discharges all his obligations under the above-mentioned agreements. As of the date of this prospectus, the equity pledges under such Equity Pledge Agreements have been registered with competent PRC regulatory authority.

Exclusive Purchase Option Agreements

Each of Mr. Ding and Dr. Zhou, the shareholders of Youdao Computer, has entered into an exclusive purchase option agreement with Youdao Information and Youdao Computer, with each agreement taking effect from September 26, 2016. Under the exclusive purchase option agreements, each of Mr. Ding and Dr. Zhou granted Youdao Information an option to purchase all or a portion of his respective equity interest in Youdao Computer at a price equal to the original and any additional paid-in capital paid by him. In addition, under each exclusive purchase option agreement, Youdao Computer has granted Youdao Information an option to purchase all or a portion of the assets held by Youdao Computer or its subsidiaries at a price equal to the net book value of such assets. Each of Youdao Computer, Mr. Ding and Dr. Zhou agreed not to transfer, mortgage or permit any security interest to be created on any equity interest in or assets of Youdao Computer without the prior written consent of Youdao Information. Each exclusive purchase option agreement shall remain in effect until all of the equity interests in or assets of Youdao Computer have been acquired by Youdao Information or its designee or until Youdao Information unilaterally terminates the agreement by written notice.

Shareholder Voting Right Trust Agreements

Each of Mr. Ding and Dr. Zhou, the shareholders of Youdao Computer, has entered into a shareholder voting right trust agreement with Youdao Information, with each agreement taking effect from September 26,

2016. Under the shareholder voting right trust agreements, each of Mr. Ding and Dr. Zhou agreed to irrevocably entrust a person designated by Youdao Information to represent him to exercise all the voting rights and other shareholders’ rights to which he is entitled as a shareholder of Youdao Computer. Each shareholder voting right trust agreement shall remain effective for as long as Mr. Ding or Dr. Zhou, as applicable, remains a shareholder of Youdao Computer unless Youdao Information unilaterally terminates the agreement by written notice.

Loan Agreements

Each of Mr. Ding and Dr. Zhou, the shareholders of Youdao Computer, has entered into a loan agreement with Youdao Information, with each agreement taking effect from September 26, 2016. Under these loan agreements, Youdao Information provided each of Mr. Ding and Dr. Zhou with an interest-free loan. The proceeds from the loans were used by each of Mr. Ding and Dr. Zhou to pay the consideration to acquire their respective equity interest in Youdao Computer. The loans can be repaid by transferring each of Mr. Ding’s and Dr. Zhou’s respective equity interest in Youdao Computer to Youdao Information or its designee or through such other method as Youdao Information shall determine. The term of each of the Loan Agreements is 10 years from the date of such agreement and will be automatically extended for a further 10-year term unless otherwise decided by Youdao Information.

OUR RELATIONSHIP WITH NETEASE

NetEase, Inc. (Nasdaq: NTES), or NetEase, our controlling shareholder, is a leading internet technology company in China, dedicated to providing online services centered around content, community, communication and commerce. NetEase develops and operates some of China’s most popular mobile and PC-client games, e-commerce businesses and advertising services, as well as a variety of other innovative businesses.

Historically, we cooperated with NetEase in a number of areas, such as user acquisition and IT infrastructure. See “Related Party Transactions” for more information about our related party transactions with the NetEase Group. We have also obtained loans, which are generally repayable within one year, from the NetEase Group to fund our business operations. As of June 30, 2019, we had outstanding interest-bearing short-term loans payable to NetEase in the amount of RMB878.0 million (US$127.9 million), which constituted a substantial portion of our current liabilities. Pursuant to a share subscription agreement dated April 12, 2018, NetEase has agreed to extend annually the term of such loans in the aggregate amount of no less than RMB841 million on terms and conditions no less favorable to us as those as at the date of such share subscription agreement until the earlier of (i) the consummation of an initial public offering of our company; and (ii) the termination of our current shareholders agreement. In support of our future business, NetEase has agreed not to require us to repay such loans in the twelve months from the date of this prospectus. In addition, NetEase has agreed to us that as long as we are controlled by NetEase, such loans will be automatically extended for a period of eleven months each time upon our prior written request. See also “Risk Factors—Risks Related to Our Business and Industry—We have significant working capital requirements and have historically experienced working capital deficits. If we continue to experience working capital deficits in the future, our business, liquidity, financial condition and results of operations may be materially and adversely affected,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Related Party Transactions.”

NetEase will remain our controlling shareholder immediately upon the completion of this offering and the concurrent private placements to Orbis, holding 67.6% of the total voting power of our issued and outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs, based on an assumed initial public offering price of US$16.50 per ADS, the midpoint of the estimated public offering price range shown on the front cover of this prospectus. As a result, we will be a “controlled company” within the meaning of the NYSE corporate governance rules. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on certain exemptions from corporate governance rules, including, for example, an exemption from the rule that a majority of our board of directors must be independent directors.

We are subject to certain risks associated with our relationship with NetEase, including potential conflicts of interest that may arise between NetEase and us in a number of areas. For more information about such risks, see “Risk Factors—Risks Related to Our Relationship with NetEase.” We will implement the following structural and contractual protections to protect against the conflicts of interest that may arise between us and NetEase:

•

Upon the completion of the offering, our board of the directors will consist of four members, including a director appointed by NetEase, Dr. Feng Zhou, as well as two “independent director” within the meaning of Section 303A.02 of the New York Stock Exchange Listed Company Manual and Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended. Dr. Zhou is not an employee or director of NetEase. The fourth amended and restated memorandum and articles of association, which will become effective upon the completion of this offering, provide that questions arising at any meeting of our board of directors shall be decided by at least a majority of votes of all directors then in office at a meeting at which there is a quorum, with each having one vote. As a result, any decision of our board of directors on any matters would be subject to the scrutiny of the independent directors and will not be passed without the approval of Dr. Zhou and at least one independent director;

•	Upon the completion of the offering, we will have in place an audit committee whose members consist solely of independent directors. The charter of the audit committee requires that any related party transactions, including any transactions between us and NetEase, require review and approval of the audit committee. Therefore, the director appointed by NetEase will not participate in decisions about arrangements between us and NetEase. See “Management—Committees of the Board of Directors—Audit Committee”;

•

In addition to the fully independent audit committee, we will establish a fully independent compensation committee and a nominating and corporate governance committee upon the completion of this offering. The compensation committee will assist our board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers, including the director appointed by NetEase. The nominating and corporate governance committee will assist our board of directors in selecting director candidates and in determining the composition of our board of directors and its committees. See “Management—Committees of the Board of Directors—Compensation Committee” and “Management—Committees of the Board of Directors—Nominating and Corporate Governance Committee”; and

•

In connection with this offering, we and NetEase have entered into a non-compete agreement, which will become effective upon this offering. Under the non-competition agreement, NetEase and we have each agreed to be subject to certain non-compete restrictions. For details of the terms of the non-compete agreement, see “—Business Cooperation Agreements—Non-competition agreement.”

Business Cooperation Agreements

In connection with this offering, we have entered into a series of business cooperation agreements with NetEase, including a master transaction agreement, a transitional services agreement, a non-competition agreement, a cooperation framework agreement and an intellectual property license agreement (collectively, the “Business Cooperation Agreements”), which are expected to become effective upon the completion of this offering. The following is a summary of the key terms of the Business Cooperation Agreements. For the complete text of the forms of these agreements, please see the copies included as exhibits to the registration statement filed with the SEC of which this prospectus is a part.

Master transaction agreement

We have entered into a master transaction agreement with NetEase to govern certain key aspects of our relationship with NetEase, including the allocation of liabilities, indemnity and engagement of independent auditors.

Pursuant to the master transaction agreement, we are responsible for, among other things, the liabilities associated with the “Online Learning Business,” which is defined to include the online learning products and online learning services offered by us as of the date of the master transaction agreement, excluding the NetEase open online courses and the K-12 curriculum course offered by the NetEase Group as of the date of the non-competition agreement and certain other specified businesses, and NetEase is responsible for, among other things, the liabilities arising on or after June 30, 2019 associated with the “NetEase Business,” which is defined to include the business conducted by the NetEase Group as of the date of the master transaction agreement and any business that is derived from such businesses.

The master transaction agreement requires each of NetEase and us to indemnify the other party for breaches of the terms of the master transaction agreement and the other Business Cooperation Agreements, as well as liabilities arising from any such misstatements or omissions in each party’s SEC filings relating to information provided by such party to the other party in writing.

Additionally, subject to certain exceptions, we have agreed to use our reasonable efforts to engage the same independent registered public accounting firm used by NetEase until the first NetEase fiscal year-end following the earlier of (i) the first date when the NetEase Group no longer owns at least 20% of the voting power of our then outstanding voting securities and (ii) the first date when NetEase, together with the other members of the NetEase Group, cease to be the largest beneficial owner of our then outstanding voting securities. We refer to such earlier date as the “Control Ending Date.” We have also agreed to maintain the same fiscal year as NetEase until the Control Ending Date.

The master transaction agreement will automatically terminate five years after the Control Ending Date. It can also be terminated early or extended by mutual written consent of NetEase and us. The termination of the master transaction agreement will not affect the validity and effectiveness of the other Business Cooperation Agreements.

Transitional services agreement

Under the transitional services agreement, NetEase has agreed that, during the service period as described below, NetEase will provide us with various corporate support and services such as legal support, human resources support, financial reporting, internal control and internal audit support, technology and operational support, and administrative support. The price to be paid for the services provided under the transitional services agreement is calculated by multiplying the sum of the actual “direct costs” and “indirect costs” of providing such services by 100% plus a reasonable mark-up rate as determined by NetEase. Direct costs include labor-related compensation and travel expenses, materials and supplies consumed in and agency fees arising from performing the services. Indirect costs include office occupancy, information technology support and other overhead costs of the departments incurring the direct costs of providing the services.

The transitional service agreement provides that the performance of a service according to the agreement will not subject the provider of such service to any liability whatsoever except as directly caused by the gross negligence or willful misconduct of the service provider. Liability of the provider for gross negligence or willful misconduct is limited to the lower of the price paid for the particular service, the cost of the service’s recipient performing the service itself or the service recipient’s cost of obtaining the service from a third party during the remainder of the service period. Under the transitional services agreement, the service provider of each service is indemnified by the recipient against all third-party claims relating to provision of services or the recipient’s material breach of a third-party agreement, except where the claim is directly caused by the service provider’s gross negligence or willful misconduct.

We may terminate the transitional services agreement with respect to all or part of the services by giving 90-day prior written notice to NetEase, paying it all fees accrued through the termination, and reimbursing it with any termination costs actually incurred by NetEase as a result of the termination, such as any costs owed to third-party providers. NetEase may terminate the transitional services agreement with respect to all or part of the services by giving us a 90-day prior written notice on or after the Control Ending Date or at any time if we breach any material provision of such agreement and fail to cure such breach within 30 calendar days after receiving NetEase’s written notice. The service period under the transitional services agreement commences upon the completion of this offering and will end on the earliest of (i) the fifth anniversary of the completion of this offering, (ii) one year after the Control Ending Date, (iii) the date the transitional services agreement is terminated by NetEase or us, whichever is earlier.

Non-competition agreement

Under the non-competition agreement, NetEase and we have each agreed to be subject to certain non-compete restrictions during a “Non-competition Period,” which will start from the completion of this offering and end on the earlier of (i) five years after the Control Ending Date; (ii) the date on which the ADSs cease to be listed on the New York Stock Exchange; and (iii) the tenth anniversary of the completion of this offering. Specifically:

•

NetEase has agreed not to compete with us in the provision of the Online Learning Business, provided that such non-compete restrictions shall not prevent the NetEase Group from (i) engaging in the Online

Learning Business through us or on our behalf, (ii) continuing to engage in the NetEase Business, (iii) owning a non-controlling interest in any company engaging in any business that is of the same nature as the Online Learning Business, or (iv) engaging in any other business that we and NetEase may agree from time to time.

•

We have agreed not to compete with NetEase in the NetEase Business or business of a similar nature, provided that such non-compete restrictions shall not prevent us from (i) engaging in the NetEase Business or business of a similar nature through or on behalf of NetEase, (ii) continuing to engage in any business that we operate as of the date of the non-competition agreement, (iii) owning a non-controlling interest in any company engaging in any business that is of the same nature as the NetEase Business, and (iv) engaging in any other business that we and NetEase may agree from time to time.

The non-competition agreement provides that if there is any ambiguity in the scope of business subject to the foregoing non-compete restrictions, the interpretations of NetEase shall prevail.

In addition, we and NetEase have each undertaken to each other that during the Non-competition Period, should a party have a business or investment opportunity relating to the other party’s businesses covered by the foregoing non-compete restrictions, it shall notify the other party of such opportunity in writing. If the party receiving the notice elects not to or otherwise fails to take up the opportunity within 30 days, the notifying party may proceed to take up such business or investment opportunity.

The non-competition agreement also provides for a mutual non-solicitation obligation that neither NetEase nor we may, during the Non-competition Period, hire, or solicit for hire, any active employees of or individuals providing consulting services to the other party, or any former employees of or individuals providing consulting services to the other party within six months of the termination of their employment or consulting services, without the other party’s consent, except for solicitation activities through generalized non-targeted advertisement not directed to such employees or individuals that do not result in a hiring within the Non-competition Period. In addition, during the Non-competition Period, we and NetEase have each agreed not to solicit business falling within the other party’s business scope from the other party’s customer, supplier, distributor or similar third parties.

Cooperation framework agreement

Under the cooperation framework agreement, we and NetEase have agreed to cooperate with each other in the marketing and promotion of each other’s services and products on our respective platforms. Also, NetEase has agreed to purchase our translation services and to allow its users to log on our platforms with their NetEase Passports. We have agreed to purchase from NetEase certain products and services, including but not limited to NetEase’s online payment system, cloud-base security solutions and procurement of certain inventory or fixed assets, and to lease real properties from NetEase, in each case as we see fit. The cooperation framework agreement will become effective on the date of completion of this offering and will expire on the earlier of (i) the fifteenth anniversary of the effective date of such agreement or (ii) five year after the Control Ending Date.

Intellectual property license agreement

Under the intellectual property license agreement, we and NetEase grant to each other a worldwide, fully paid-up, non-sublicensable (subject to certain specified exceptions), non-transferable, limited and non-exclusive license of certain intellectual properties for a royalty as agreed by both parties solely to use, reproduce, modify, prepare derivative works of, perform, display, or otherwise exploit the licensed intellectual property within the term of such agreement.

Under the intellectual property license agreement, the intellectual property licensed by NetEase to us include the intellectual property that is in use by us as of the date of the intellectual property license agreement and any improvement thereof, and the intellectual property licensed by us to NetEase includes the intellectual property that is in use by NetEase as of the date of the agreement or is or will be needed by NetEase for the NetEase Business, as well as any improvement of the foregoing intellectual property. In addition, to the extent permitted under applicable laws and regulations and not violating NetEase’s contractual obligations owed to a third party, NetEase grants us a license to use the user registration information pertaining to its user registration system free of charge solely for use in connection with the Online Learning Business.

During the term of the intellectual property license agreement, we and NetEase have each agreed to provide to the other party the support services reasonably requested in connection with the intellectual property licensed under such agreement. Such maintenance and support services shall be provided pursuant to the service levels consistent with past practice, and may be charged at reasonably allocated costs on fair and reasonable terms to be mutually agreed upon by the parties.

This agreement will be effective on the completion of this offering and expire on the earlier of (i) the fifteen anniversary of the effective date of such agreement, and (ii) one year after the Control Ending Date with respect to the sharing of information and data and user registration information, or five years after the Control Ending Date with respect to other licenses under such agreement.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statements of operations for the years ended December 31, 2017 and 2018, selected consolidated balance sheet data as of December 31, 2017 and 2018 and selected consolidated cash flow data for the years ended December 31, 2017 and 2018 and have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following selected consolidated statements of operations for the six months ended June 30, 2018 and 2019, selected consolidated balance sheet data as of June 30, 2019 and selected consolidated cash flow data for the six months ended June 30, 2018 and 2019 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For the Year Ended December 31,					For the Six Months Ended June 30,
	2017		2018			2018		2019
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, shares and per share data)
Selected Consolidated Statements of Operations:
Net revenues	455,746	100.0	731,598	106,570	100.0	327,155	100.0	548,543	79,904	100.0
Cost of revenues(1)	(293,807)	(64.5)	(515,133)	(75,038)	(70.4)	(219,541)	(67.1)	(389,585)	(56,749)	(71.0)

Gross profit	161,939	35.5	216,465	31,532	29.6	107,614	32.9	158,958	23,155	29.0
Operating expenses
Sales and marketing expenses(1)	(136,412)	(29.9)	(213,405)	(31,086)	(29.2)	(94,301)	(28.8)	(186,136)	(27,114)	(33.9)
Research and development expenses(1)	(133,092)	(29.2)	(184,020)	(26,806)	(25.1)	(80,697)	(24.7)	(111,184)	(16,196)	(20.3)
General and administrative expenses(1)	(22,476)	(4.9)	(38,177)	(5,561)	(5.2)	(15,749)	(4.8)	(23,784)	(3,465)	(4.3)

Total operating expenses	(291,980)	(64.0)	(435,602)	(63,453)	(59.5)	(190,747)	(58.3)	(321,104)	(46,775)	(58.5)

Loss from operations	(130,041)	(28.5)	(219,137)	(31,921)	(29.9)	(83,133)	(25.4)	(162,146)	(23,620)	(29.5)
Interest income/(expense), net	(29,327)	(6.4)	(23,507)	(3,424)	(3.2)	(13,057)	(4.0)	(12,362)	(1,801)	(2.3)
Others, net	598	0.1	44,643	6,503	6.1	17,904	5.5	8,253	1,202	1.5

Loss before tax	(158,770)	(34.8)	(198,001)	(28,842)	(27.0)	(78,286)	(23.9)	(166,255)	(24,219)	(30.3)
Income tax expenses	(5,162)	(1.1)	(11,294)	(1,645)	(1.6)	(4,465)	(1.4)	(1,639)	(239)	(0.3)

Net loss	(163,932)	(35.9)	(209,295)	(30,487)	(28.6)	(82,751)	(25.3)	(167,894)	(24,458)	(30.6)
Net (income)/loss attributable to non-controlling interests shareholders	30,355	6.6	385	56	0.0	678	0.2	(481)	(70)	(0.1)

Net loss attributable to the Company	(133,577)	(29.3)	(208,910)	(30,431)	(28.6)	(82,073)	(25.1)	(168,375)	(24,528)	(30.7)
Accretions of convertible redeemable preferred shares to redemption value	—	—	(30,311)	(4,415)	(4.1)	(10,105)	(3.1)	(21,156)	(3,081)	(3.9)

Net loss attributable to ordinary shareholders of the Company	(133,577)	(29.3)	(239,221)	(34,846)	(32.7)	(92,178)	(28.2)	(189,531)	(27,609)	(34.6)
Net loss per ordinary share
Basic	(2.04)		(2.80)	(0.41)		(1.16)		(2.06)	(0.30)
Diluted	(2.04)		(2.80)	(0.41)		(1.16)		(2.06)	(0.30)
Weighted average number of ordinary shares used in calculating net loss per ordinary share
Basic	65,387,160		85,346,790	85,346,790		79,208,193		92,000,000	92,000,000
Diluted	65,387,160		85,346,790	85,346,790		79,208,193		92,000,000	92,000,000

Notes:

(1)

The following table sets forth the allocation of our share-based compensation expenses. These expenses were allocated to us based on awards granted to our employees pursuant to NetEase’s 2009 RSU Plan. See also “Related Party Transactions—Other Related Party Transactions with NetEase.”

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Cost of revenues	2,220	3,055	446	1,187	907	132
Sales and marketing expenses	289	350	51	256	780	114
Research and development expenses	2,773	2,735	398	1,174	41	6
General and administrative expenses	8	36	5	12	399	58

Total	5,290	6,176	900	2,629	2,127	310

The following table presents our selected consolidated balance sheet data as of December 31, 2017 and 2018 and June 30, 2019.

	As of December 31,			As of June 30,
	2017	2018		2019
				Actual		Pro forma(1)
	RMB	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	39,831	41,738	6,080	52,317	7,621	52,317	7,621
Accounts receivable, net	65,121	80,562	11,735	167,389	24,383	167,389	24,383
Total current assets	144,981	595,068	86,682	611,232	89,036	611,232	89,036
Total assets	161,853	619,617	90,258	639,461	93,148	639,461	93,148
Contract liabilities	94,531	177,536	25,861	242,475	35,320	242,475	35,320
Short-term loans from NetEase Group	878,000	878,000	127,895	878,000	127,895	878,000	127,895
Total current liabilities	1,119,850	1,300,398	189,425	1,416,401	206,322	1,416,401	206,322
Total liabilities	1,119,850	1,300,398	189,425	1,416,401	206,322	1,416,401	206,322
Total mezzanine equity	—	460,652	67,102	481,808	70,183	—	—
Total shareholders’ deficit	(957,997)	(1,141,433)	(166,269)	(1,258,748)	(183,357)	(776,940)	(113,174)
Total liabilities, mezzanine equity and shareholder’s deficit	161,853	619,617	90,258	639,461	93,148	639,461	93,148

(1)	On a pro forma basis to reflect the conversion of all of our outstanding preferred shares on a one-for-one basis into ordinary shares, as if such conversion had occurred as of June 30, 2019.

The following table presents our selected consolidated cash flow data for the periods indicated.

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash used in operating activities	(87,138)	(100,330)	(14,615)	(38,619)	(200,804)	(29,252)
Net cash (used in)/provided by investing activities	(10,836)	(374,000)	(54,479)	(403,408)	135,364	19,719
Net cash provided by financing activities	107,765	475,117	69,209	465,866	75,643	11,019
Effect of exchange rate changes on cash and cash equivalents	—	1,120	163	626	376	55

Net increase in cash and cash equivalents	9,791	1,907	278	24,465	10,579	1,541
Cash and cash equivalents at beginning of the year/period	30,040	39,831	5,802	39,831	41,738	6,080

Cash and cash equivalents at end of the year/period	39,831	41,738	6,080	64,296	52,317	7,621

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We’re the leading intelligent learning company in China, with over 100.0 million average total MAUs in the first half of 2019.

Starting from online dictionary and translation tools, we offer a comprehensive suite of learning products and services catering to people’s learning needs throughout their lives. Today, for tens of millions of people, Youdao is their go-to destination for looking up a word, translating a foreign language, preparing for an exam, and picking up a new skill. Through technology, we enrich the lives of people of all ages every day, guiding them on their journey of pursuing knowledge and sharing ideas.

We generate net revenues from learning services and products, primarily from our online courses. We also generate net revenues from sales of subscription packages of our online knowledge tools and interactive learning apps, sales of smart devices, and licensing of technologies and solutions to business customers. In addition to learning services and products, we also generate a substantial portion of our net revenues from online marketing services.

Our net revenues increased by 67.7% from RMB327.2 million for the six months ended June 30, 2018 to RMB548.5 million (US$79.9 million) for the six months ended June 30, 2019. For the six months ended June 30, 2018 and 2019, we recorded net losses of RMB82.8 million and RMB167.9 million (US$24.5 million), respectively. Our net revenues increased by 60.5% from RMB455.7 million in 2017 to RMB731.6 million (US$106.6 million) in 2018. In 2017 and 2018, we recorded net losses of RMB163.9 million and RMB209.3 million (US$30.5 million), respectively.

Key Factors Affecting Our Results of Operations

We operate in China’s intelligent learning industry, and our financial condition and results of operations are influenced by the macroeconomic factors affecting this industry, such as China’s economic growth, the continued penetration of internet and mobile services and the development of technology, all of which have allowed Chinese people to spend more on learning. Our financial condition and results of operations are also affected by a number of emerging market and technology trends, such as the integration of technology with learning, the emergence of new learning scenarios, and the competition for high-quality teaching resources. In addition, as we have historically generated, and expect to continue to generate, a significant portion of our net revenues from sales of online marketing services, our results of operations are also affected by the general factors affecting our advertisers and their advertising budgets.

Our financial condition and results of operations may also be affected by changes in the PRC regulatory environment, including, for example, the uncertainties relating to filing or licensing requirements applicable to online course providers and the limitations on foreign investments in online course providers, as well as potential tightened regulation on online advertising. See “Risk Factors—Risks Related to Our Business and Industry—Certain aspects of our business operations may be deemed not to be in full compliance with PRC regulatory requirements regarding online private education. Additionally, we are subject to risks relating to the uncertainties in the implementation of these requirements and additional regulatory requirements and restrictions regarding online private education.” and “Risk Factors—Risks Related to Our Business and Industry—Our advertising content may subject us to penalties and other administrative actions.”

In 2017 and 2018 and for the six months ended June 30, 2019, we recorded net losses of RMB163.9 million, RMB209.3 million (US$30.5 million) and RMB167.9 million (US$24.5 million), respectively. In order to achieve profitability, we plan to (i) continue to expand our online course offerings to increase both our paid student enrollments and gross billings per paid student enrollment; (ii) generate additional revenues by exploring a range of different monetization channels, such as offering more paid content through our interactive learning apps and sales of smart devices; and (iii) further control our costs and expenses. There can be no assurance that we will succeed in these activities, and we may not be able to generate revenues sufficient to achieve profitability. We may even experience higher operating and net losses in the short term. See “Risk Factors — Risks Related to Our Business and Industry — We have a history of net losses and we may not achieve profitability in the future.”

Specifically, we believe that our financial condition and results of operations are also affected by a number of company-specific factors, including the factors discussed below.

Our ability to continue to integrate technology into our products and services

We have a strong ability to integrate technology with learning, which is a critical differentiating advantage for us and also a key factor that affects our revenue and financial results. Having invested heavily in technological innovations, we have successfully developed industry-leading proprietary technologies in optical character recognition (OCR), neural machine translation (NMT), language data mining and data analytics and continue to integrate them into our comprehensive suite of learning products and services. Going forward, we will continue to increase our investments in developing and upgrading our technology with a focus on optimizing our products and services. We believe our ability to grow our business significantly depends on our ability to continue to integrate technology with our learning products and services and to offer smarter and better learning products and services.

Our ability to grow our user base and drive user engagement and loyalty

We have built a massive and highly engaged user base. We track the average total MAUs of our platform as a key metric to measure the size of our user base and their overall engagement levels. Our average total MAUs increased from 73.7 million in 2017 to 96.4 million in 2018 and from 93.1 million in the first half of 2018 to 105.0 million in the first half of 2019, primarily driven by our overall business growth as a result of our continuous efforts to expand our learning product and service offerings and improve user experience. We believe that our business growth is affected by our ability to continue to grow our user base and improve their experience with our products and services. Historically, we were able to scale our business in a cost-effective manner as we generated quality leads from the large and loyal user base of our knowledge tools, such as Youdao Dictionary, to enroll in Youdao Premium Courses, and converted them into paid student enrollments, and we expect this trend to continue in the foreseeable future.

We are strategically focused on engaging more young users and students, particularly those in the K-12 age group, and serving their lifelong learning needs. We believe that this benefits our long-term growth as it allows us to capture more of their lifelong learning needs starting from an early age through offering high-quality online courses and other learning products and services.

We use Cumulative Paid Enrollments Per User to measure student engagement and loyalty. The charts below reflect the Cumulative Paid Enrollments Per User by certain cohorts of our students in primary and secondary school grades who have enrolled in our Youdao Premium Courses, on a quarterly basis from the first quarter of 2018 through the second quarter of 2019 and on a monthly basis from January 2018 through August

2019. Each of the lines in the charts represents how the number of Cumulative Paid Enrollments Per User of a particular cohort grows over time as the cohort matures.

“Cumulative Paid Enrollments Per User” of a cohort is calculated as the total cumulative number of paid courses enrolled by that cohort since their initial purchases divided by the number of unique students in that cohort. We believe that the Cumulative Paid Enrollments Per User of cohorts in primary and secondary school grades is a meaningful engagement metric since these students represent a significant portion of our total student base with strong learning needs throughout their school years, which gives us the opportunity to serve them at multiple points along their lifelong learning journeys. With respect to the monthly Cumulative Paid Enrollments Per User by cohort of Youdao Premium Courses, we have only included the cohorts enrolled in our Youdao Premium Courses in January, February and March 2019 since we believe these cohorts have accumulated sufficient track record that allows us to illustrate the trend of increasing lifetime value of our students. For the sake of comparison, we have also disclosed the monthly cohorts for the corresponding periods in 2018 on a year-over-year basis to eliminate the effects of quarterly seasonality of student enrollments that we have observed in the past. Although we have not disclosed cohorts of each month from January 2018 through August 2019, we believe that the cohorts of the six months disclosed in the chart below are representative of the trends of other monthly cohorts.

Quarterly Cumulative Paid Enrollments Per User by cohort of Youdao Premium Courses	Monthly Cumulative Paid Enrollments Per User by cohort of Youdao Premium Courses

Across cohorts, the Cumulative Paid Enrollments Per User continued to grow as the cohorts mature, indicating a consistent trend throughout the periods presented. We believe that this trend demonstrates our increasing value proposition to our students and their parents as they continue to increase spending on our online courses. We expect our Cumulative Paid Enrollments Per User to grow in the foreseeable future as our cohorts mature and as we continue to offer additional high-quality courses that address their lifelong learning needs. In addition, more recent cohorts generally started with higher initial Cumulative Paid Enrollments Per User than earlier cohorts, which we believe is driven by the continued growth of our online courses in both scale and quality. Moreover, the slope of the more recent cohorts’ curves have generally become steeper than those of the earlier cohorts, indicating our increasing repurchase rates and student engagement and loyalty throughout the periods presented and our enhancing cross-selling capability.

Our ability to increase our paid student enrollments

We generate a significant and increasing portion of our net revenues from our online courses. As a result, our results of operations and financial condition are affected by the number of our paid student enrollments. We believe that our paid student enrollments are primarily affected by the number of our paying students which is in turn influenced by a range of factors, such as our ability to attract prospective students through offering high-quality courses and learning experiences and to convert students of non-paid courses into paid student enrollments, as well as pricing of our courses. In 2017 and 2018 and the first half of 2019, the numbers of paying students of Youdao Premium Courses were approximately 229 thousand, 361 thousand and 208 thousand, respectively.

Our management continually reviews paid student enrollments of Youdao Premium Courses to evaluate the overall performance and growth trends of our online courses, since we have historically generated the vast majority of our paid student enrollments from Youdao Premium Courses. In the first half of 2018 and 2019, our paid student enrollments of Youdao Premium Courses were approximately 318 thousand and 338 thousand, respectively, indicating an increase of 6.4%. During the same periods, our K-12 paid student enrollments increased by 80.8% from approximately 58 thousand in the first half of 2018 to 105 thousand in the first half of 2019. In 2017 and 2018, our paid student enrollments of Youdao Premium Courses were approximately 418 thousand and 643 thousand, respectively, representing an increase of 54.0%. During the same periods, our K-12 paid student enrollments increased by 34.8% from 93 thousand in 2017 to 126 thousand. In the first half of 2018 and 2019, our Youdao Premium Courses had 9.3 million and 12.1 million total student enrollments, respectively. In 2017 and 2018, our Youdao Premium Courses had 10.0 million and 21.4 million total student enrollments, respectively. Paid student enrollments as a percentage of total student enrollments for Youdao Premium Courses decreased from 4.2% in 2017 to 3.0% in 2018 and from 3.4% in the first half of 2018 to 2.8% in the first half of 2019, primarily because we strategically expanded our offering of free or low-cost trial courses to promote our Youdao Premium Courses to prospective students. As a key growth strategy, we intend to continue to invest substantially in growing our paid student enrollments, especially those in K-12 courses, for Youdao Premium Courses. See “Business—Our Offerings—Learning Services—Online Courses—Youdao Premium Courses—K-12 Courses” for details.

Our ability to increase gross billings per paid student enrollment

Our results of operations and financial position are also affected by level of gross billings we are able to generate from our paid student enrollments. From the first half of 2018 to the first half of 2019, our gross billings per paid student enrollment of Youdao Premium Courses increased by 47.8% from approximately RMB508 to approximately RMB751 (US$109.4), which was primarily due to the increase in sales of our K-12 courses and foreign language courses, which generally have a higher level of gross billings per paid student enrollment than other courses. From 2017 to 2018, our gross billings per paid student enrollment of Youdao Premium Courses increased by 53.8% from approximately RMB363 to approximately RMB559 (US$81.4), which was primarily due to increased contribution to our course mix from courses with relatively higher gross billings per paid student enrollment, such as our K-12 courses, as well as our ability to charge higher tuition fees for certain popular courses.

We determine our pricing primarily based on our assessment of the market demand, as well as certain other factors, such as the associated costs and expenses and the prices and availability of competing courses, among other things. Based on these factors, we believe that there is still considerable room for us to increase our gross billings per paid student enrollment while remaining competitive in the foreseeable future. We believe that this is driven by the increasing willingness of students and, in the case of K-12 courses, the students’ parents, to pay for quality online courses, as well as our ability to deliver a compelling learning experience and quality teaching.

Our ability to broaden monetization channels

In addition to online courses, we also monetize our massive user base by offering online marketing services, which has represented and is expected to continue to represent a significant portion of our net revenues.

Therefore, our financial condition and results of operations depend on our ability to increase the spend by our advertisers, which in turn is affected by a number of factors, including the engagement of our audience and the quality of that engagement, the number and diversity of our advertisers, the effectiveness of our advertising products and our ability to measure that effectiveness for our advertisers.

We also generate revenues from other sources, including the licensing of our technologies and solutions, sales of subscription packages of our online knowledge tools, such as Youdao Dictionary and Youdao Cloudnote, and sales of smart devices, such as the recently launched Youdao Cloud Pen, and we intend to continuously explore additional monetization opportunities in the future. For example, we intend to leverage our content development capabilities to expand our course offerings while adopting favorable pricing strategies, particularly in the K-12 sector, and to increase sales of paid courses through our interactive learning apps, such as Youdao Math. We also plan to develop and launch new smart devices and license our technologies and solutions to a broader range of business customers. See “Business—How We Approach the Future.” Our endeavors to broaden our monetization channels are expected to affect our results of operations and financial conditions.

Our ability to manage our costs and expenses effectively

Our results of operations are affected by our ability to control our costs. In 2017 and 2018 and the six months ended June 30, 2019, a substantial portion of our cost of revenues consisted of the revenue shared with certain popular instructors, as well as salaries and other benefits paid to our faculty members, as we continued to expand and enhance our online course offerings. We expect that in the foreseeable future we will be able to further optimize our faculty’s compensation structure and realize greater economies of scales and cost synergies.

Our total student enrollments of Youdao Premium Courses significantly increased in 2018 and the first half of 2019, primarily because we strategically expanded our offering of free or low-cost trial courses to promote our paid courses to prospective students. The offering of such trial courses did not result in substantial incremental costs and expenses associated with course development, faculty and course materials as they generally cover the same subject areas as our paid courses and are delivered by the same instructors who teach the corresponding paid courses and are not compensated with additional fees for the trial courses they teach. We believe that offering trial courses provides us with a cost-effective way to attract more students to our paid courses, both from the existing user base of our broader offerings as well as new students who have not used our products or services before, and we plan to continue to expand our trial course offering and increase our sales and marketing spending to convert student enrollments of our trial courses into paid student enrollments.

Historically, we have been able to maintain our sales and marketing expenses as a relatively low percentage of our net revenues, due to our strong brand reputation and the resulting word-of-mouth referrals. This is demonstrated by our success in monetizing the huge user bases of our online knowledge tools through enrollments in Youdao Premium Course and our other offerings. As a result, our ability to sell and market our products and services cost-effectively depends on our ability to continue to leverage our existing brand value, grow and monetize our use bases, and improve our sales and marketing efficiency.

We have also incurred substantial research and development expenses as we built and continue to improve our technologies to deliver greater value to our users and students. We plan to continue making significant investments in technology, which is expected to affect our results of operations and financial condition.

In May 2019, we acquired certain online course-related businesses, including NetEase Cloud Classroom, China University MOOC and NetEase Kada, from the NetEase Group, as we believe these offerings generally appeal to different target audiences from, and as a result complement, Youdao Premium Courses, our existing online course brand and enable us to reach a broader student base. See “Related Party Transactions—Acquisition of Online Learning Businesses from NetEase.” These acquired businesses had historically incurred significant losses prior to their acquisition by us and may continue to incur losses as an integrated part of our existing businesses, and we may incur additional costs integrating them with our existing operations, which may have a short-term negative impact on our results of operations. As we continue to integrate such businesses, we expect to achieve operational synergies and cost savings in the long run by, among others, (i) providing technology and other operational support to the acquired businesses to reduce their expenses incurred in acquiring such services from third parties; (ii) promoting cross selling between the online courses offered by our existing businesses and the acquired businesses; and (iii) consolidating redundant internal functions to reduce payroll and other related costs.

Key Components of Results of Operations

Net Revenues

We have two reportable segments: (i) learning services and products, and (ii) online marketing services. We identify our reportable segments based on the organizational units used by management to monitor performance and make operating decisions. See our consolidated financial statements included elsewhere in this prospectus for additional information regarding our two reportable segments.

The following table sets forth a breakdown of our net revenues, in absolute amounts and as percentages of total net revenues, for the periods indicated.

	For the Year Ended December 31,					For the Six Months Ended June 30,
	2017		2018			2018		2019
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net Revenues
Learning services and products	149,915	32.9	428,716	62,450	58.6	199,081	60.9	314,802	45,856	57.4
Online marketing services	305,831	67.1	302,882	44,120	41.4	128,074	39.1	233,741	34,048	42.6

Total net revenues	455,746	100.0	731,598	106,570	100.0	327,155	100.0	548,543	79,904	100.0

Learning services and products. We currently generate the majority of the net revenues of learning services and products from our online courses, including Youdao Premium Courses, NetEase Cloud Classroom and China University MOOC. In 2017 and 2018 and the six months ended June 30, 2018 and 2019, the net revenues generated from our online courses were RMB115.0 million, RMB329.4 million (US$48.0 million), RMB158.0 million and RMB228.2 million (US$33.2 million), respectively, accounting for approximately 76.7%, 76.8%, 79.3% and 72.5%, respectively, of the total net revenues of learning services and products. During the same periods, the net revenues generated from Youdao Premium Courses were RMB89.1 million, RMB284.2 million (US$41.4 million), RMB137.1 million and RMB191.3 million (US$27.9 million), respectively, accounting for the vast majority of the total net revenues of our online courses.

The gross billings from our online courses are generated from the tuition fees we receive from our students. We generally bill our students for the entire course tuition upfront at the time of sale of our course packages which could be up to two months before the course actually starts. The tuition fees we collect are initially recorded as deferred revenue and are recognized proportionally over an average of the learning periods of different online courses. The learning period of an online course refers to the period during which the online course is delivered plus the estimated period following the completion of the course during which the students view playback of the course recordings. The learning periods of our Youdao Premium Courses generally range from one month to 12 months. As of December 31, 2017 and 2018 and June 30, 2019, we had deferred revenue of RMB64.1 million, RMB129.1 million (US$18.8 million) and RMB185.6 million (US$27.0 million), respectively, from our online courses. For a reconciliation of our gross billings and net revenues, see “—Non-GAAP Financial Measure.”

In addition to online courses, we also generate net revenues from learning services and products from (i) other learning services, including (a) the licensing of technologies and solutions, including through Youdao Smart Cloud, to business customers, and (b) sales of subscription packages to users of our online knowledge tools, such as Youdao Dictionary and Youdao Cloudnote, as well as certain interactive learning apps, that allow them to access additional functions, content and privileges; and (ii) sales of smart devices, which currently mainly include Youdao Dictionary Pen and Youdao Pocket Translator.

Online marketing services. We generate net revenues of online marketing services through the provision of different formats of advertisement, including but not limited to banners, text-links, videos, logos, buttons and rich media. Most of our online marketing services are advertising solutions based on performance-based pricing, including those charged on a cost-per-click, or CPC, basis. In 2017 and 2018 and for the six months ended June 30, 2019, we generated 84.4%, 76.9% and 82.3%, respectively, of the net revenues of our online marketing services from performance-based advertising services. We also offer brand advertising services, which are focused on building advertisers’ brand awareness and presence through their logos and other visual aspects. Our brand advertising services are typically charged as a fixed amount of advertising fees based on the duration of the placement.

We use the number of performance-based advertisers as a key performance metric for our online marketing services segment given that the revenues generated from performance-based advertising services have historically accounted for a significant majority of our online marketing revenues. In 2017 and 2018 and for the first half of 2019, we had approximately 3,000, 1,800 and 2,200 performance-based advertisers, respectively. We also monitor average total MAUs as an indirect performance metric for our online marketing services segment as we consider it to be a driving factor for the attractiveness of our online marketing services.

Cost of revenues

Our cost of revenues of learning services and products consist primarily of (i) costs associated with our faculties, including the salaries and other benefits paid to our instructors, teaching assistants and course development personnel and the fees paid to certain of our instructors pursuant to revenue sharing arrangements; (ii) costs of course materials, such as textbooks and exercise books, that we distribute to students of our online courses; (iii) cost relating to the sales of our smart devices; and (iv) server and bandwidth costs.

Our cost of revenues of online marketing services consist primarily of (i) traffic acquisition costs, which consists primarily of payments to third parties that distribute our advertisers’ advertisements through such third parties’ internet properties; and (ii) payroll-related expenses, which consist primarily of the salaries and other benefits paid to our operation personnel that support our online marketing services.

The following table sets forth a breakdown of our cost of revenues, in absolute amounts and as percentages of total cost of revenues and total net revenues, for the periods indicated.

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2017			2018				2018			2019
	RMB	% of total cost of revenues	% of total net revenues	RMB	US$	% of total cost of revenues	% of total net revenues	RMB	% of total cost of revenues	% of total net revenues	RMB	US$	% of total cost of revenues	% of total net revenues
	(in thousands, except for percentages)
Cost of revenues
Learning services and products	139,600	47.5	30.7	335,127	48,817	65.1	45.8	143,506	65.4	43.9	236,810	34,495	60.8	43.2
Online marketing services	154,207	52.5	33.8	180,006	26,221	34.9	24.6	76,035	34.6	23.2	152,775	22,254	39.2	27.8

Total cost of revenues	293,807	100.0	64.5	515,133	75,038	100.0	70.4	219,541	100.0	67.1	389,585	56,749	100.0	71.0

Gross profit

We recorded gross profit of RMB161.9 million and RMB216.5 million (US$31.5 million), respectively, in 2017 and 2018, and RMB107.6 million and RMB159.0 million (US$23.2million), respectively, for the six months ended June 30, 2018 and 2019.

For the six months ended June 30, 2018 and 2019, our overall gross margin was 32.9% and 29.0%, respectively. During the same periods, the gross margin of learning services and products was 27.9% and 24.8%, respectively, and the gross margin of online marketing services was 40.6% and 34.6%, respectively. In 2017 and 2018, our overall gross margin was 35.5% and 29.6%, respectively. During the same periods, the gross margin of learning services and products was 6.9% and 21.8%, respectively, and the gross margin of online marketing services was 49.6% and 40.6%, respectively. Historically, we made substantial investments in building our faculty and expanding our online course offerings. As our online course offerings continue to grow and to attract more students, we expect that we will be able to optimize our faculty’s compensation structure and achieve greater economies of scale in respect of course development. As a result, we expect the gross margin of learning services and products to improve in the foreseeable future. We expect the gross margin of online marketing services to stabilize in the long term, although we may experience significant fluctuations in the short term.

Operating expenses

The following table sets forth a breakdown of our operating expenses, in absolute amounts and as percentages of total operating expenses and as percentages of the total net revenues, for the periods indicated.

	For the Year Ended December 31,							For the Six Months Ended June 30,
	2017			2018				2018			2019
	RMB	% of total operating expenses	% of total net revenues	RMB	US$	% of total operating expenses	% of total net revenues	RMB	% of total operating expenses	% of total net revenues	RMB	US$	% of total operating expenses	% of total net revenues
	(in thousands, except for percentages)
Operating expenses
Sales and marketing expenses	136,412	46.7	29.9	213,405	31,086	49.0	29.2	94,301	49.4	28.8	186,136	27,114	58.0	33.9
Research and development expenses	133,092	45.6	29.2	184,020	26,806	42.2	25.1	80,697	42.3	24.7	111,184	16,196	34.6	20.3
General and administrative expenses	22,476	7.7	4.9	38,177	5,561	8.8	5.2	15,749	8.3	4.8	23,784	3,465	7.4	4.3

Total operating expenses	291,980	100.0	64.0	435,602	63,453	100.0	59.5	190,747	100.0	58.3	321,104	46,775	100.0	58.5

Sales and marketing expenses. Our sales and marketing expenses consist primarily of (i) expenses relating to our marketing and branding activities, including expenses relating to our online traffic acquisition channels, and (ii) payroll-related expenses, which consist primarily of the salaries and other benefits paid to our sales and marketing personnel. We expect our sales and marketing expenses to increase in the foreseeable future, including rapid increases in the short-term, as we invest heavily in our sales, branding and marketing efforts to increase our student and user bases. In particular, as we began to strategically increase our spending on online traffic acquisition channels in the second quarter of 2019 in order to attract new users and students, we expect to see further increases in sales and marketing expenses at least through the remaining quarters of 2019.

Research and development expenses. Our research and development expenses consist primarily of (i) payroll-related expenses, which primarily include the salaries and other benefits paid to our R&D and related personnel; (ii) fees paid to outside vendors for their software testing and other services; and (iii) rentals of premises occupied by our R&D and related personnel. We expect our research and development expenses to increase in the foreseeable future as we continue to invest substantially in technology to enhance our users’ and students’ learning experience.

General and administrative expenses. Our general and administrative expenses consist primarily of (i) payroll-related expenses, which primarily include the salaries and other benefits paid to our management and administrative personnel; and (ii) fees paid to third-party professional service providers. We expect our general and administrative expenses to increase in the foreseeable future as we incur additional costs as a result of operating as a public company.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty.

There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Our subsidiary incorporated in Hong Kong was subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million.

PRC

Our subsidiaries and VIEs in China are companies incorporated under PRC law and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC EIT Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. Entities qualifying as High and New Technology Enterprises (“HNTE”) qualify for a preferential tax rate of 15% subject to a requirement that they re-apply for HNTE status every three years. Youdao Information was qualified as a HNTE in 2015 initially and extended the qualification in 2018, and subject to a preferential tax rate of 15% since 2015 to 2020. As of June 30, 2019, Youdao Information was in an accumulative loss status. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

Pursuant to the applicable PRC provision regulations and corresponding implementation rules on VAT, our major subsidiaries and VIEs are generally subject to VAT at a rate of 6% of revenues earned. We are also subject to cultural development fee on the provision of advertising services in China with an applicable rate of 3% based on the advertising services revenue. The entities that are engaged in the sale of learning products are generally required to pay VAT at a rate of 17% or other applicable value added tax rate implemented by the provision regulation of the gross sales proceeds received, less any creditable value added tax already paid or borne by the taxpayer. Pursuant to further VAT reform implemented from May 1, 2018, all industries that were previously subject to VAT at a rate of 17% were adjusted to 16% and further adjusted to 13% since April 2019.

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries through Youdao HK. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a nonresident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise and certain other conditions are met. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Nonresident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that nonresident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, Youdao HK may be able to benefit from the 5% withholding tax rate for the dividends it receives from its PRC subsidiaries, if it satisfies the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC EIT Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

Critical Accounting Policies, Judgments and Estimates

We prepare our financial statements in accordance with U.S. GAAP, which requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this prospectus.

Basis of Presentation

In May 2019, we acquired certain online course-related business, including NetEase Cloud Classroom, China University MOOC and NetEase Kada, from the NetEase Group. Since these business were controlled by

NetEase both before and after acquisition, such transactions are accounted for as business combination under common control. Therefore, our consolidated financial statements were retrospectively adjusted to reflect the results of such acquired businesses as if they had been acquired throughout the periods presented. There was no change in the basis of presentation of the financial statement resulting from such acquisition. The assets and liabilities have been stated at historical carrying amounts.

Consolidation of VIEs

Subsidiaries are those entities in which we, directly or indirectly, control more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which we, or any of our subsidiaries, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore we or our subsidiary is the primary beneficiary of the entity.

All significant intercompany balances and transactions within the group have been eliminated upon consolidation.

Revenue Recognition

We adopted ASC 606—“Revenue from Contracts with Customers” for all periods presented. According to ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services, reduced by estimates for return allowances, promotional discounts, rebates and Value Added Tax (“VAT”).

Learning services and products

Online courses

Our online courses are delivered in live streaming or pre-recorded format. With respect to our live streaming courses, when the delivery of the course is completed, we also provide the students with “playback services” that give them unlimited access to recordings of the course within a specified period of time. The live streaming of the course and the playback services, as well as other teaching activities associated with the course, are highly interdependent and interrelated in the context of the contract and are only considered accessory services to the online live streaming courses, and therefore are not distinct and are not sold standalone. As a result, a live streaming course is accounted for as a single performance obligation which is satisfied over its learning period. The learning period of a live streaming course refers to the period during which the course is delivered plus the estimated period following the completion of the course during which the students view playback of the course recordings. The revenues generated from our live streaming courses are recognized ratably over an average of the learning periods of our live streaming courses. We consider the average length of period during which students typically spend time on viewing the courses, as well as other learning behavior patterns, to arrive at the best estimates for the length of the period during the students view playback of the course recordings. With respect to a pre-recorded course, the learning period refers to the estimated period during which the course is viewed by students. The net revenues generated from our pre-recorded courses are recognized ratably over an average of the learning periods of such courses.

The estimated weighted average duration of learning periods for live streaming courses and pre-recorded courses are approximately seven months and nine months, respectively.

We offer refund options for students of our online courses. Our refund policy is based on a number of factors, including the total length of the course and whether the course has started when the refund request is made, among other things. See “Business—How We Generate Revenues—Tuitions” for more information about our refund policy. We determine the transaction price to be earned by estimating the refund liability based on historical refund ratio on a portfolio basis using the expected value method. In the event that the actual amount of refund made exceeds our estimates, such excessive amount will be deducted from net revenues. We also provide discount coupons to our students for use in purchases on online courses, which are treated as a reduction of revenue when the related transaction is recognized.

Smart devices

Along with certain online courses, we also offer smart devices, such as Youdao Smart Pen, to facilitate students’ learning experience. We have determined that the smart devices are separate performance obligations under ASC 606, as customers can benefit from smart devices on their own and our promises to deliver smart devices is separately identifiable from the online courses. We determine stand-alone selling price to each performance obligation in the approach of expected cost plus margin. Revenue from sales of Youdao Smart Pen is recognized when they are delivered to end customers.

We also sell other smart devices, such as Youdao Dictionary Pen to customers through retailers or distributors. We recognize revenues for such sales when the control of the goods is transferred to the end customer, which generally occurs upon the delivery of such products to the respective retailers or distributors.

Fee-based premium services

Fee-based premium services primarily include our online knowledge tools, such as Youdao Dictionary and Youdao Cloudnote, and enterprise services, such as Youdao Smart Cloud. We collect prepaid subscription fees from subscribing users of our online knowledge tools. Such subscription fees are deferred and recognized as revenue on a straight-line basis over the subscription period, during which customers can access such services. The revenues derived from Youdao Smart Cloud and other enterprise services are generally recognized on a consumption basis or ratably over the service period, as applicable.

Online marketing services

We derive our online marketing revenues principally from short-term contracts. The online marketing services with display period, the contracts may consist of multiple performance obligations with a typical term of less than three months. Each performance obligation generally represents different formats of advertisement, including but not limited to banners, text-links, videos, logos, buttons and rich media. Under arrangements where we have multiple performance obligations, the transaction price is allocated to each performance obligation using the relative stand-alone selling price. We generally determine stand-alone selling prices based on the prices charged to customers. If the performance obligation has not been sold separately, we estimate the stand-alone selling price by taking into consideration of the pricing for advertising areas of our platform with a similar popularities and advertisements with similar formats and quoted prices from competitors as well as other market conditions. Considerations allocated to each performance obligation is recognized as revenue over the individual advertisement display period, on a straightline basis, which is usually within three months.

We also enter into cost-per-click, or CPC, advertising arrangements with customers, under which we recognize revenues based on the number of actions completed resulted from the advertisements, including but not limited to when users click on links. We provide a technology enhanced advertising solution to advertisers, including advising advertisers to optimize delivery strategies, choose delivery channels and spaces, select key words, etc. These advertising planning services are not distinct and not considered separate performance obligations, but rather part of the advertising performance obligations.

Our online marketing services expand distribution of advertisers’ promotional links and advertisements by leveraging traffic on third parties’ internet properties, including web content, software, and mobile applications. We are the primary obligor to our advertisers. Payments made to operators of third-party internet properties are included in the traffic acquisition costs.

Certain customers may receive volume rebates, which are accounted for as variable consideration. We estimate annual expected revenue volume with reference to their historical results and reduce revenues recognized.

Practical expedients

We have used the following practical expedients as allowed under ASC 606:

(i)

The effects of a significant financing component has not been adjusted for contracts which we expect, at contract inception, that the period between when we transfer a promised good or service to the customer and when the customer pays for that good or service will be one year or less.

(ii)

We applied the portfolio approach in determining the learning period for the customer given that the effect of applying a portfolio approach to a group of students’ behaviors would not differ materially from considering each one of them individually.

Contract liabilities

Contract liabilities refer to the deferred revenue and refund liability. Deferred revenue is relating to the tuition fees for our online courses received from students and fees we receive from customers in online marketing services and fee-based premium services for which our revenue recognition criteria have not been met. Refund liability represents the consideration collected by us which we expect to refund to our customers according to refund policy.

Share-based Compensation and Fair Value of Our Ordinary Shares

We grant options to our employees, directors and consultants with performance conditions and service conditions. In accordance with ASC 718—“Compensation-Stock Compensation”, we determine that grants of options to directors, employees and consultants are classified as equity awards and are measured at the grant date based on the fair value of the awards.

We adopt the binomial option pricing model to determine the fair value of stock options. The determination of the fair value is affected by the fair value of ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk free interest rates and expected dividends. The fair value of the ordinary shares is assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. Share-based compensation expenses for share options granted with service conditions are recorded net of estimated forfeitures using graded vesting method during the service period requirement, such that expenses are recorded only for those share-based awards that are expected to ultimately vest. For share options granted with service condition and the occurrence of an initial public offering of our company as performance condition, cumulative share-based compensation expenses for the options that have satisfied the service condition will be recorded upon the completion of this offering.

We also recognize compensation expenses on restricted share units, or RSUs, granted by NetEase to our employees RSUs are measured based on the fair market value of the underlying stock on the dates of grant. Share-based compensation expenses related are then recorded for the number of RSUs expected to vest on a graded-vesting basis, net of estimated forfeitures, over the requisite service period.

Youdao 2015 Share Incentive Plan

Share-based compensation

We adopted an employee share incentive plan, or the 2015 Plan, in February 2015, which was amended in April 2018. For key terms of the 2015 Plan, see “Management—Share Incentive Plan.”

The following table sets forth the fair value of our ordinary shares underlying the options granted pursuant to the 2015 Plan estimated at different times as of June 30, 2019 with the assistance from an independent valuation firm:

Date of Options Grant	Options Granted	Exercise Price		Fair Value of Options		Fair Value of Ordinary Shares		DLOM	Discount Rate	Type of Valuation
February 11, 2015	4,837,000	US$	1.5	US$	0.10	US$	0.50	25%	30%	Retrospective
May 12, 2016	2,398,000	US$	2.0	US$	0.09	US$	0.59	25%	30%	Retrospective
January 17, 2017	1,879,000	US$	2.5	US$	0.08	US$	0.59	25%	30%	Retrospective
September 20, 2017	100,000	US$	3.0	US$	0.11	US$	0.84	20%	29%	Retrospective
January 24, 2018	1,592,000	US$	3.0	US$	0.33	US$	1.39	20%	27%	Retrospective
January 25, 2019	1,290,500	US$	3.5	US$	3.82	US$	6.35	10%	20%	Retrospective
May 30, 2019	300,000	US$	3.5	US$	4.61	US$	7.29	10%	19%	Retrospective

The fair value of each option granted pursuant to the 2015 Plan for the years ended December 31, 2017 and 2018 and the six months ended June 30, 2019 is estimated on the date of grant using the following assumptions:

	For the Year Ended December 31,		For the Six Months Ended June 30,
	2017	2018	2019
Expected volatility	48.00%-51.00%	48.10%	46.50%-46.90%
Expected dividends yield	0%	0%	0%
Risk-free interest rate	1.99%-2.01%	2.50%	2.10%-2.60%
Expected term (in years)	6	6	6
Fair value of underlying ordinary share (US$)	0.59-0.84	1.39	6.35-7.29

The expected volatility at the grant date and each option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the options. We have not declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the options. We estimated the risk-free interest rate based on the yield to maturity of U.S. treasury bonds denominated in US dollars at the option valuation date.

For the purpose of determining the estimated fair value of our share options, we believe the expected volatility and the estimated fair value of our ordinary shares are the most critical assumptions. Changes in these assumptions could significantly affect the fair value of share options and hence the amount of stock-based compensation we recognize in our consolidated financial statements. Since we did not have a trading history for our shares sufficient to calculate our own historical volatility, the expected volatility of our future ordinary share price was estimated based on the price volatility of the shares of comparable public companies that operate in the same or similar business.

Fair value of ordinary shares

Prior to our initial public offering, we were a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of financial forecast at various dates for the purpose of determining the fair value of our ordinary shares at the date of the grant of share-based compensation awards to our employees as one of the inputs into determining the grant date fair value of the award.

The option-pricing method was used to allocate equity value of our company to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid. This method requires making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management. The other major assumptions used in calculating the fair value of ordinary shares include:

•

Weighted average cost of capital, or WACC: The WACCs were determined in consideration of factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systematic risk factors.

•

Comparable companies: In deriving the WACCs, which are used as the discount rates under the income approach, certain publicly traded companies in the internet industry and online education industry were selected for reference as our guideline companies.

•

Discount for lack of marketability, or DLOM: DLOM was quantified by the Finnerty’s Average- Strike put options mode. Under this option-pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors such as timing of a liquidity event, for instance an initial public offering, and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value is and thus the higher the implied DLOM is.

The lower DLOM is used for the valuation, the higher the determined fair value of the ordinary shares becomes. DLOM remained in the range of 10% to 25% in the period from February 2015 to May 2019.

The determination of the equity value requires complex and subjective judgments to be made regarding prospects of the industry and the products at the valuation date, our projected financial and operating results, our unique business risks and the liquidity of our shares.

The fair value of our ordinary shares increased from US$0.59 per share in January 2017 to US$1.39 per share in January 2018, which was primarily due to the organic growth of our business and the continuous improvement in our financial performance. The fair value of our ordinary shares increased from US$1.39 per share in January 2018 to US$7.29 per share in May 2019, which was primarily due to (i) the organic growth of our business, particularly our Youdao Premium Courses; (ii) the continuous improvement in our financial performance; and (iii) a decrease in the DLOM from 20% to 10%. In April 2018, we issued a total of 6,814,815 Series A preferred shares to certain investors, which provided us with additional capital for business expansion and contributed to the increase in fair value of our ordinary shares during this period. For more information about such securities issuance, see “Description of Share Capital—History of Securities Issuances—Preferred Shares.” The fair value of our ordinary shares further increased from US$7.29 in May 2019 to US$16.50, the midpoint of the estimated initial public offering price range shown on the cover page of this prospectus, which was primarily due to the following factors:

•	the anticipated launch of this offering in October 2019, which is expected to lower the discount rate and lower the DLOM to 0.0% upon the completion of this offering;

•

the expectation that this offering and the concurrent private placements will provide us with additional capital to continue growing our business, enhance our ability to access capital markets to finance the continuous development of our business, and raise our profile among our users and shareholders;

•	the continued organic growth of our business, particularly Youdao Premium Courses, in the second half of 2019:

○

driven by the overall growth of our learning services and products business, our average total MAUs grew from 94.2 million for the two months ended August 31, 2018 to 105.9 million for the two months ended August 31, 2019;

○

the paid student enrollments of Youdao Premium Courses grew significantly by 51.5% from 110.4 thousand for the two months ended August 31, 2018 to 167.3 thousand for the two months ended August 31, 2019; and

○

the number of our K-12 paid student enrollments of Youdao Premium Courses has more than doubled, growing significantly from 24.7 thousand for the two months ended August 31, 2018 to 75.7 thousand for the two months ended August 31, 2019.

•	the introduction of the latest version of our Youdao Dictionary Pen in August 2019, which has gained substantial popularity among our users.

Once a public trading market of the ADSs has been established in connection with the completion of this offering, it will no longer be necessary for us to estimate the fair value of our ordinary shares in connection with our accounting for granted share options.

NetEase’s 2009 RSU Plan

In November 2009, NetEase adopted a restricted share units plan for NetEase’s employees, directors and consultants, or the 2009 RSU Plan. NetEase recognizes share-based compensation expenses in its consolidated statements of operations and comprehensive income based on awards ultimately expected to vest, after considering estimated forfeitures. Forfeitures are estimated based on the NetEase’s historical experience over the last five years and revised in subsequent periods if actual forfeitures differ from those estimates.

Income taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations and comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not, that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We recognize interest and penalties, if any, under accrued expenses and other current liabilities on our consolidated balance sheets and under other expenses in our consolidated statements of operations and comprehensive loss. We did not have any significant unrecognized uncertain tax positions as of December 31, 2017 and 2018 and June 30, 2019 nor did we recognize any related interest and penalties.

Results of Operations

The following table summarizes our consolidated results of operations both in absolute amounts and as percentages of our total revenues for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,					For the Six Months Ended June 30,
	2017		2018			2018		2019
	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages, shares and per share data)
Net revenues	455,746	100.0	731,598	106,570	100.0	327,155	100.0	548,543	79,904	100.0
Cost of revenues(1)	(293,807)	(64.5)	(515,133)	(75,038)	(70.4)	(219,541)	(67.1)	(389,585)	(56,749)	(71.0)

Gross profit	161,939	35.5	216,465	31,532	29.6	107,614	32.9	158,958	23,155	29.0
Operating expenses
Sales and marketing expenses(1)	(136,412)	(29.9)	(213,405)	(31,086)	(29.2)	(94,301)	(28.8)	(186,136)	(27,114)	(33.9)
Research and development expenses(1)	(133,092)	(29.2)	(184,020)	(26,806)	(25.1)	(80,697)	(24.7)	(111,184)	(16,196)	(20.3)
General and administrative expenses(1)	(22,476)	(4.9)	(38,177)	(5,561)	(5.2)	(15,749)	(4.8)	(23,784)	(3,465)	(4.3)

Total operating expenses	(291,980)	(64.0)	(435,602)	(63,453)	(59.5)	(190,747)	(58.3)	(321,104)	(46,775)	(58.5)

Loss from operations	(130,041)	(28.5)	(219,137)	(31,921)	(29.9)	(83,133)	(25.4)	(162,146)	(23,620)	(29.5)
Interest income/(expense), net	(29,327)	(6.4)	(23,507)	(3,424)	(3.2)	(13,057)	(4.0)	(12,362)	(1,801)	(2.3)
Others, net	598	0.1	44,643	6,503	6.1	17,904	5.5	8,253	1,202	1.5

Loss before tax	(158,770)	(34.8)	(198,001)	(28,842)	(27.0)	(78,286)	(23.9)	(166,255)	(24,219)	(30.3)
Income tax expenses	(5,162)	(1.1)	(11,294)	(1,645)	(1.6)	(4,465)	(1.4)	(1,639)	(239)	(0.3)

Net loss	(163,932)	(35.9)	(209,295)	(30,487)	(28.6)	(82,751)	(25.3)	(167,894)	(24,458)	(30.6)
Net (income)/loss attributable to non-controlling interests shareholders	30,355	6.6	385	56	0.0	678	0.2	(481)	(70)	(0.1)

Net loss attributable to the Company	(133,577)	(29.3)	(208,910)	(30,431)	(28.6)	(82,073)	(25.1)	(168,375)	(24,528)	(30.7)
Accretions of convertible redeemable preferred shares to redemption value	—	—	(30,311)	(4,415)	(4.1)	(10,105)	(3.1)	(21,156)	(3,081)	(3.9)

Net loss attributable to ordinary shareholders of the Company	(133,577)	(29.3)	(239,221)	(34,846)	(32.7)	(92,178)	(28.2)	(189,531)	(27,609)	(34.6)

Notes:

(1)

The following table sets forth the allocation of our share-based compensation expenses. These expenses were allocated to us based on awards granted to our employees pursuant to NetEase’s 2009 RSU Plan. See also “Related Party Transactions—Other Related Party Transactions with NetEase.”

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Cost of revenues	2,220	3,055	446	1,187	907	132
Sales and marketing expenses	289	350	51	256	780	114
Research and development expenses	2,773	2,735	398	1,174	41	6
General and administrative expenses	8	36	5	12	399	58

Total	5,290	6,176	900	2,629	2,127	310

Six Months Ended June 30, 2019 Compared to Six Months Ended June 30, 2018

Net Revenues

Our net revenues increased by 67.7% from RMB327.2 million for the six months ended June 30, 2018 to RMB548.5 million (US$79.9 million) for the six months ended June 30, 2019.

Learning services and products

Our net revenues generated from learning services and products increased by 58.1% from RMB199.1 million for the six months ended June 30, 2018 to RMB314.8 million (US$45.9 million) for the six months ended June 30, 2019, driven by increased revenues from online courses and, to a lesser extent, increased revenues from other learning services and sales of smart devices.

•

Online courses. Our net revenues generated from online courses increased by 44.5% from RMB158.0 million for the six months ended June 30, 2018 to RMB228.2 million (US$33.2 million) for the six months ended June 30, 2019 which was primarily driven by an increase in our overall level of gross billings per paid student enrollment, which in turn was due to the increased contribution to our course mix from courses with a relatively higher level of gross billings per paid student enrollment. From the first half of 2018 to the first half of 2019, our gross billings per paid student enrollment of Youdao Premium Courses increased by 47.8% from approximately RMB508 to approximately RMB751 (US$109.4). The increase in the net revenues generated from online courses was also driven by an increase in the number of paid student enrollments. The paid student enrollments of Youdao Premium Courses, which accounted for the vast majority of the total paid student enrollments of our online courses, increased from approximately 318 thousand in the first half of 2018 to 338 thousand in the first half of 2019, primarily as a result of the expansion of our K-12 course offerings, and our enhanced brand name among students and parents of our K-12 students.

•

Other learning services. Our net revenues generated from other learning services increased by 48.4% from RMB29.3 million for the six months ended June 30, 2018 to RMB43.5 million (US$6.3 million) for the six months ended June 30, 2019, primarily driven by increased sales of Youdao Smart Cloud, as well as increased sales of subscription packages of our online knowledge tools.

•

Smart devices. Our net revenues generated from sales of smart devices increased by 264.7% from RMB11.8 million for the six months ended June 30, 2018 to RMB43.1 million (US$6.3 million) for the six months ended June 30, 2019, due to a significant increase in the sale volume of Youdao Dictionary Pen and Youdao Pocket Translator as such products continued to gain popularity among our users.

Online marketing services

Our net revenues generated from online marketing services increased by 82.5% from RMB128.1 million for the six months ended June 30, 2018 to RMB233.7 million (US$34.0 million) for the six months ended June 30, 2019, primarily due to an increase in revenues from performance-based advertising services from RMB100.0 million for the six months ended June 30, 2018 to RMB192.3 million (US$28.0 million) for the six months ended June 30, 2019. Such increase was in turn caused by increased distribution of advertisement through third parties’ internet properties, driven by our enhanced ability to deliver innovative, effective advertising solutions to our advertisers.

Cost of revenues

Our cost of revenues increased by 77.5% from RMB219.5 million for the six months ended June 30, 2018 to RMB389.6 million (US$56.7 million) for the six months ended June 30, 2019.

Learning services and products

Our cost of revenues of learning services and products increased from RMB143.5 million for the six months ended June 30, 2018 to RMB236.8 million (US$34.5 million) for the six months ended June 30, 2019, primarily due to (i) an increase by 93.0% in payroll related expenses from RMB31.5 million for the six months ended June 30, 2018 to RMB60.8 million (US$8.9 million) for the six months ended June 30, 2019, mainly driven by the increased salaries and other benefits paid to our full-time and part-time instructors, teaching assistants and course development personnel as we increased the headcounts of teaching assistants and course development personnel to support the expansion of our online course offerings; (ii) an increase in the cost of smart devices by 310.0% from RMB8.2 million for the six months ended June 30, 2018 to RMB33.5 million (US$4.9 million) for the six months ended June 30, 2019, which was largely driven by the increase in the sale volume of smart devices; and (iii) an increase by 19.6% in the amount of the revenues shared with key instructors from RMB50.1 million for the six months ended June 30, 2018 to RMB59.9 million (US$8.7 million) for the six months ended June 30, 2019 as we continued to expand our faculty. The total number of our full-time and part-time instructors, teaching assistants and course development personnel increased from 111 as of June 30, 2018 to 270 as of June 30, 2019.

Online marketing services

Our cost of revenues of online marketing services increased from RMB76.0 million for the six months ended June 30, 2018 to RMB152.8 million (US$22.3 million) for the six months ended June 30, 2019, primarily due to (i) an increase in traffic acquisition costs by 119.5% from RMB53.4 million for the six months ended June 30, 2018 to RMB117.3 million (US$17.1 million) for the six months ended June 30, 2019 driven by increased distribution of advertisement through third parties’ properties; and (ii) an increase in payroll-related expenses, due to an increase in the number of operation personnel supporting our online marketing services.

Gross profit & gross margin

The gross margin of learning services and products decreased from 27.9% for the six months ended June 30, 2018 to 24.8% for the six months ended June 30, 2019, primarily because the increase in cost of revenues, mainly driven by increased payroll-related expenses as we increased the number of teaching assistants and course development personnel to grow our K-12 paid students enrollments, had outpaced that of the net revenues as a significant portion of the tuition fees we received were deferred and not recognized as revenues. The gross margin of online marketing services decreased from 40.6% for the six months ended June 30, 2018 to 34.6% for the six months ended June 30, 2019, primarily due to increased distribution of advertisements through third parties’ internet properties which generally had a lower gross margin than distribution of advertisements on our own platforms.

Our overall gross profit increased by 47.7% from RMB107.6 million for the six months ended June 30, 2018 to RMB159.0 million (US$23.2 million) for the six months ended June 30, 2019. Our overall gross margin was 32.9% and 29.0%, respectively, for the six months ended June 30, 2018 and 2019. The decline in our overall gross margin was due to the declines in the gross margins of our both reportable segments.

Operating expenses

Our total operating expenses increased by 68.3% from RMB190.7 million for the six months ended June 30, 2018 to RMB321.1 million (US$46.8 million) for the six months ended June 30, 2019.

Sales and marketing expenses

Our sales and marketing expenses increased by 97.4% from RMB94.3 million for the six months ended June 30, 2018 to RMB186.1 million (US$27.1 million) for the six months ended June 30, 2019, which was mainly due to a significant increase in marketing spending from RMB59.7 million for the six months ended June 30, 2018 to RMB136.8 million (US$19.9 million) for the six months ended June 30, 2019 driven by our intensified sales and marketing efforts. The increase in our sales and marketing expenses was also driven by a 45.0% increase in the payroll-related expenses, due to increases in both the number of our sales and marketing personnel and their compensation levels as we continued to increase our sales and marketing efforts. The number of our sales and marketing personnel increased from 200 as of June 30, 2018 to 254 as of June 30, 2019.

Research and development expenses

Our research and development expenses increased by 37.8% from RMB80.7 million for the six months ended June 30, 2018 to RMB111.2 million (US$16.2 million) for the six months ended June 30, 2019, which was primarily attributable to a 39.1% increase in the payroll-related expenses from RMB68.9 million for the six months ended June 30, 2018 to RMB95.9 million (US$14.0 million) for the six months ended June 30, 2019, mainly driven by the increased number of our R&D and related personnel. The number of our R&D and related personnel increased from 194 as of June 30, 2018 to 373 as of June 30, 2019.

General and administrative expenses

Our general and administrative expenses increased by 51.0% from RMB15.7 million for the six months ended June 30, 2018 to RMB23.8 million (US$3.5 million) for the six months ended June 30, 2019, which was mainly attributable to increases in both the number of our general and administrative staff and their compensation level, and, to a lesser extent, an increase in the professional service expenses incurred in connection with this offering. The number of our general and administrative staff increased from 38 as of June 30, 2018 to 41 as of June 30, 2019.

Net loss

As a result of the foregoing, our net losses were RMB82.8 million and RMB167.9 million (US$24.5 million), respectively, for the six months ended June 30, 2018 and 2019.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net Revenues

Our net revenues increased by 60.5% from RMB455.7 million in 2017 to RMB731.6 million (US$106.6 million) in 2018.

Learning services and products

Our net revenues generated from learning services and products increased by 186.0% from RMB149.9 million in 2017 to RMB428.7 million (US$62.5 million) in 2018, mainly driven by increased revenues from online courses and, to a lesser extent, increased revenues from other learning services and sales of smart devices.

•

Online courses. Our net revenues generated from online courses increased by 186.4% from RMB115.0 million in 2017 to RMB329.4 million (US$48.0 million) in 2018 which was partly due to the increase in the number of paid student enrollments. The paid student enrollments of Youdao Premium Courses, which accounted for the vast majority of our total paid student enrollments, increased from 418 thousand in 2017 to 643 thousand in 2018, primarily as a result of the expansion of our course offerings, as well as our enhanced brand name among students and parents of our K-12 students. Such increase in net revenues was also driven by an increase in our overall level of gross billings per paid student enrollment for Youdao Premium Courses, which was in turn due to an increased contribution to our course mix from those courses with a relatively higher level of gross billings per paid student enrollment, as well as our ability to charge higher tuition fees for certain popular courses. From 2017 to 2018, our gross billings per paid student enrollment of Youdao Premium Courses increased by 53.8% from approximately RMB363 to approximately RMB559 (US$81.4).

•

Other learning services. Our net revenues generated from other learning services increased from RMB28.2 million in 2017 to RMB68.8 million (US$10.0 million) in 2018, primarily driven by increased sales of Youdao Smart Cloud and increased sales of subscription packages on our online knowledge tools, such as Youdao Cloudnote, during the periods.

•

Smart devices. Our net revenues generated from sales of smart devices increased from RMB6.7 million in 2017 to RMB30.5 million (US$4.4 million) in 2018, due to the introduction of Youdao Dictionary Pen and increased sales of Youdao Pocket Translator.

Online marketing services

Our net revenues generated from online marketing services slightly decreased by 1.0% from RMB305.8 million in 2017 to RMB302.9 million (US$44.1 million) in 2018, as a result of a decrease in the revenues from performance-based advertising services from RMB258.2 million in 2017 to RMB233.0 million (US$33.9 million) in 2018. Such decrease was in turn caused by reduced spending by the customers of our performance-based advertising services due to unfavorable macroeconomic conditions, as well as reduced advertising inventory to distribute our advertisers’ advertisements. Such decrease was partially offset by an increase in the net revenues from our brand advertising services, driven by an increase in the number of our brand advertisers and our ability to charge premium prices, both of which are due to the increased attractiveness of our brand marketing services and our enhanced Youdao brand. The number of our brand advertisers in 2018 was 56, as compared to 34 in 2017.

Cost of revenues

Our cost of revenues increased by 75.3% from RMB293.8 million in 2017 to RMB515.1 million (US$75.0 million) in 2018.

Learning services and products

Our cost of revenues of learning services and products increased from RMB139.6 million in 2017 to RMB335.1 million (US$48.8 million) in 2018, primarily due to (i) an increase by 141.0% from RMB41.4 million in 2017 to RMB99.7 million (US$14.5 million) in 2018 in the revenues shared with key instructors; (ii) an increase by 134.7% in payroll related expenses from RMB37.6 million in 2017 to RMB88.3 million (US$12.9 million) in 2018, primarily driven by the increased salaries and other benefits paid to our full-time and part-time instructors, teaching assistants and course development personnel to support the expansion of our online course offerings; (iii) an increase by 265.9% from RMB10.3 million in 2017 to RMB37.5 million (US$5.5 million) in 2018 in the cost of course materials, driven by the expansion of course materials made available to our students as our paid student enrollments grew; and (iv) an increase by 380.3% from RMB4.3 million in 2017 to RMB20.5 million (US$3.0 million) in 2018 in the cost of smart devices, primarily because we incurred additional costs associated with the introduction of Youdao Smart Pen and Youdao Dictionary Pen, as well as increased sales of Youdao Pocket Translator. The total number of our full-time and part-time instructors, teaching assistants and course development personnel increased from 100 as of December 31, 2017 to 189 as of December 31, 2018.

Online marketing services

Our cost of revenues of online marketing services increased from RMB154.2 million in 2017 to RMB180.0 million (US$26.2 million) in 2018, primarily due to an increase by 35.6% from RMB14.9 million in 2017 to RMB20.2 million (US$2.9 million) in 2018 in payroll-related expenses.

Gross profit & gross margin

The gross margin of learning services and products increased from 6.9% in 2017 to 21.8% in 2018, primarily driven by the significant growth in net revenues from online courses, as well as our success in optimizing our faculty’s compensation structure and improving our cost efficiency in content development. The gross margin of online marketing services decreased from 49.6% in 2017 to 40.6% in 2018, as we experienced a substantial decline in the net revenues generated from performance-based advertising services due to unfavorable macroeconomic factors.

Our overall gross profit increased by 33.7% from RMB161.9 million in 2017 to RMB216.5 million (US$31.5 million) in 2018. Our overall gross margin was 35.5% and 29.6%, respectively, in 2017 and 2018. The decline in our overall gross margin between 2017 and 2018 was primarily due to an increase in the contribution to our overall margin profile from learning service and products which historically had a lower margin than online marketing services.

Operating expenses

Our total operating expenses increased by 49.2% from RMB292.0 million in 2017 to RMB435.6 million (US$63.5 million) in 2018.

Sales and marketing expenses

Our sales and marketing expenses increased by 56.4% from RMB136.4 million in 2017 to RMB213.4 million (US$31.1 million) in 2018, which was mainly due to a 61.8% increase in marketing spending from RMB85.3 million in 2017 to RMB138.0 million (US$20.1 million) in 2018 as to promote our brand, as well as our product and service offerings. The increase in our sales and marketing expenses was also driven by a 45.4% increase from RMB46.0 million in 2017 to RMB66.9 million (US$9.7 million) in 2018 in the payroll-related expenses, due to increases in both the number of our sales and marketing personnel and their compensation levels as we continued to increase our sales and marketing efforts. The number of our sales and marketing personnel increased from 195 as of December 31, 2017 to 225 as of December 31, 2018.

Research and development expenses

Our research and development expenses increased by 38.3% from RMB133.1 million in 2017 to RMB184.0 million (US$26.8 million) in 2018, which was primarily attributable to a 36.9% increase in the payroll-related expenses from RMB115.7 million in 2017 to RMB158.4 million (US$23.1 million) in 2018, as the number of our R&D and related personnel and their compensation levels increased. The number of our R&D and related personnel increased from 176 as of December 31, 2017 to 292 as of December 31, 2018.

General and administrative expenses

Our general and administrative expenses increased by 69.9% from RMB22.5 million in 2017 to RMB38.2 million (US$5.6 million) in 2018, which was mainly attributable to increases in the number of our general and administrative staff and their increased compensation level. The number of our general and administrative staff increased from 26 as of December 31, 2017 to 43 as of December 31, 2018.

Net loss

As a result of the foregoing, our net losses were RMB163.9 million and RMB209.3 million (US$30.5 million), respectively, in 2017 and 2018.

Selected Quarterly Results of Operations

The following table sets forth our unaudited condensed consolidated quarterly results of operations for the periods indicated. You should read the following table in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated quarterly financial information on the same basis as our consolidated financial statements. The unaudited condensed consolidated quarterly financial data includes all adjustments, consisting only of normal and recurring adjustments, that our management considered necessary for a fair statement of our financial position and results of operation for the quarters presented. Our historical results for any particular quarter are not necessarily indicative of our future results.

	For the Three Months Ended
	March 31, 2018	June 30, 2018	September 31, 2018	December 31, 2018	March 31, 2019	June 30, 2019
	(RMB in thousands)
Net revenues	134,344	192,811	174,352	230,091	225,731	322,812
Cost of revenues(1)	(96,669)	(122,872)	(133,782)	(161,810)	(172,836)	(216,749)

Gross profit	37,675	69,939	40,570	68,281	52,895	106,063
Operating expenses
Sales and marketing expenses(1)	(38,448)	(55,853)	(65,002)	(54,102)	(63,962)	(122,174)
Research and development expenses(1)	(42,392)	(38,305)	(52,727)	(50,596)	(54,866)	(56,318)
General and administrative expenses(1)	(8,793)	(6,956)	(8,508)	(13,920)	(13,117)	(10,667)

Total operating expenses	(89,633)	(101,114)	(126,237)	(118,618)	(131,945)	(189,159)

Loss from operations	(51,958)	(31,175)	(85,667)	(50,337)	(79,050)	(83,096)
Interest income/(expense), net	(7,589)	(5,468)	(5,083)	(5,367)	(5,937)	(6,425)
Others, net	109	17,795	26,978	(239)	(6,157)	14,410

Loss before tax	(59,438)	(18,848)	(63,772)	(55,943)	(91,144)	(75,111)
Income tax expenses	(3,390)	(1,075)	(3,636)	(3,193)	(806)	(833)

Net loss	(62,828)	(19,923)	(67,408)	(59,136)	(91,950)	(75,944)

Net loss/ (income) attributable to non-controlling interests shareholders	744	(66)	514	(807)	72	(553)

Net loss attributable to the Company	(62,084)	(19,989)	(66,894)	(59,943)	(91,878)	(76,497)
Accretions of convertible redeemable preferred shares to redemption value	—	(10,105)	(10,103)	(10,103)	(10,103)	(11,053)

Net loss attributable to ordinary shareholders of the Company	(62,084)	(30,094)	(76,997)	(70,046)	(101,981)	(87,550)

Notes:

(1)

The following table sets forth the allocation of our share-based compensation expenses. These expenses were allocated to us based on awards granted to our employees pursuant to NetEase’s 2009 RSU Plan.

	For the Three Months Ended
	March 31, 2018	June 30, 2018	September 31, 2018	December 31, 2018	March 31, 2019	June 30, 2019
	(RMB in thousands)
Cost of revenues	474	713	938	930	149	758
Sales and marketing expenses	205	51	132	(38)	741	39
Research and development expenses	530	644	882	679	(293)	334
General and administrative expenses	9	3	12	12	181	218

Total	1,218	1,411	1,964	1,583	778	1,349

Net revenues from learning services and products generally continued to increase during the six quarters from January 1, 2018 to June 30, 2019, primarily driven by the increased revenues from online courses, which in turn was due to the expansion of our course offerings, our ability to charge higher tuition fees for certain popular courses and our enhanced brand name. We generated higher net revenues from our learning services and products in the second quarter in 2018 and 2019 and the fourth quarter in 2018, mainly due to the seasonality in student enrollments in our online courses. Historically, we tend to have larger student enrollments in the second and fourth quarters when we offered more courses including, for example, test preparation courses for school exams in the spring and fall semesters and China’s national college entrance exams, national postgraduate entrance exams and college English tests, than we did in the rest of the year. In addition, the net revenues from online marketing services also increased during these periods, except for a slight decline in the first quarter of 2019 as compared with the fourth quarter of 2018 due to the seasonal effect associated with the Chinese New Year holidays when advertisers purchasing our online marketing services tend to reduce their online advertisement spending.

During the quarters presented, we also experienced continued increases in cost of revenues and operating expenses, which were generally in line with our net revenue growth during the same periods. Our sales and marketing expenses increased significantly from RMB64.0 million in the first quarter of 2019 to RMB122.2 million in the second quarter of 2019, primarily because we began to strategically increase our spending on online traffic acquisition channels in the second quarter of 2019 in order to attract new users and students. We expect such increase in sales and marketing expenses to drive our student enrollments for the remaining quarters of 2019.

Non-GAAP Financial Measure

Gross billings is a non-GAAP financial measure. We define gross billings for a specific period as the total amount of consideration for online courses sold on Youdao Premium Courses, NetEase Cloud Classroom and China University MOOC, net of the total amount of refunds, in such period. Our management uses gross billings as a performance measurement because we generally bill our students for the entire course tuition at the time of sale of our courses and recognize revenue proportionally over an average of the learning periods of different online courses. The learning period of a live streaming course refers to the period during which the course is delivered plus the estimated period following the completion of the course during which the students view playback of the course recordings, and the learning period of a pre-recorded course refers to the estimated period during which the course is viewed by students. The learning periods of our Youdao Premium Courses generally range from one month to 12 months. We believe that gross billings provides valuable insight into the performance of our online courses operations.

As gross billings has material limitations as an analytical metrics and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings as a substitute for, or superior to, net revenues prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure. We compensate for these limitations by relying primarily on our GAAP results and using gross billings only as a supplemental measure.

The following table sets forth a reconciliation of gross billings to net revenues, its most directly comparable GAAP measure, of our online courses:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net revenues of online courses	115,003	329,424	47,986	157,966	228,233	33,246
Add: value-added tax	10,153	23,666	3,447	10,491	17,083	2,488
Add: ending deferred revenue	64,136	129,144	18,812	81,015	185,622	27,039
Less: beginning deferred revenue	(9,930)	(64,136)	(9,342)	(64,136)	(129,144)	(18,812)

Gross billings of online courses (non-GAAP)	179,362	418,098	60,903	185,336	301,794	43,961

The following table sets forth a reconciliation of gross billings to net revenues, its most directly comparable GAAP measure, of Youdao Premium Courses:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net revenues of Youdao Premium Courses	89,129	284,160	41,393	137,060	191,289	27,864
Add: value-added tax	8,592	20,352	2,965	9,136	14,362	2,092
Add: ending deferred revenue	54,067	109,105	15,893	69,273	157,184	22,896
Less: beginning deferred revenue	—	(54,067)	(7,876)	(54,067)	(109,105)	(15,893)

Gross billings of Youdao Premium Courses (non-GAAP)	151,788	359,550	52,375	161,402	253,730	36,959

Liquidity and Capital Resources

Cash flows and working capital

Our sources of liquidity primarily include short-term loans from the NetEase Group and the proceeds received from the sale and issuance of our preferred shares. For details of the loans from the NetEase Group, see “Related Party Transactions.”

We had working capital (defined as total current assets deducted by total current liabilities) deficits as of December 31, 2017 and 2018 and June 30, 2019. Historically, we have not been profitable nor generated positive net cash flows. As of June 30, 2019, we had outstanding interest-bearing short-term loans payable to the NetEase Group in the amount of RMB878.0 million (US$127.9 million), which constituted a substantial portion of our current liabilities. These loans are generally repayable within one year and were used to provide working capital for the daily operations of our business. Pursuant to a share subscription agreement dated April 12, 2018, NetEase has agreed to extend annually the term of such loans in the aggregate amount of no less than RMB841 million on terms and conditions no less favorable to us as those as at the date of such share subscription agreement until the earlier of (i) the consummation of an initial public offering of our company; and (ii) the termination of our current shareholders agreement. In support of our future business, NetEase has also agreed not to require us to repay these loans in the twelve months from the date of this prospectus. In addition, NetEase has agreed to us that as long as we are controlled by NetEase, these loans will be automatically extended for a period of eleven months each time upon our prior written request. Repayment of such loans would materially and adversely affect our liquidity, financial position and cash flow.

We believe that our existing cash, cash equivalents, time deposits and short-term investments balance as of June 30, 2019 is sufficient to fund our operating activities, capital expenditures and other obligations for at least the next 12 months. However, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional capital and/or finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities, funds raised from financing activities, including the net proceeds we will receive from this offering and the concurrent private placements to Orbis. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. Financing may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our PRC subsidiaries and our VIEs in China. We are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, our subsidiaries in China may provide Renminbi funding to our VIEs only through entrusted loans. See “Regulation—Regulation Related to Foreign Exchange,” “Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering and the concurrent private placements to Orbis to make loans or additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Use of Proceeds.” The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

The following table presents our summary consolidated cash flow data for the periods indicated.

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(87,138)	(100,330)	(14,615)	(38,619)	(200,804)	(29,252)
Net cash (used in)/provided by investing activities	(10,836)	(374,000)	(54,479)	(403,408)	135,364	19,719
Net cash provided by financing activities	107,765	475,117	69,209	465,866	75,643	11,019
Effect of exchange rate changes on cash and cash equivalents	—	1,120	163	626	376	55

Net increase in cash and cash equivalents	9,791	1,907	278	24,465	10,579	1,541
Cash and cash equivalents at beginning of the year/period	30,040	39,831	5,802	39,831	41,738	6,080

Cash and cash equivalents at end of the year/period	39,831	41,738	6,080	64,296	52,317	7,621

Operating activities

Net cash used in operating activities was RMB200.8 million (US$29.3 million) for the six months ended June 30, 2019. The difference between our net loss of RMB167.9 million (US$24.5 million) and the net cash used in operating activities was mainly due to (i) an increase in accounts receivable of RMB86.8 million (US$12.7 million) primarily arising from increased receivables from third-party online payment which resulted from an increase in the amount of tuition fees collected through such payment providers; (ii) an increase in prepayment and other current assets of RMB32.2 million (US$4.7 million); and (iii) an increase in amounts due from the NetEase Group of RMB22.8 million (US$3.3 million), partially offset by (i) an increase of contract liabilities (which are mainly composed of deferred revenue relating to the tuition fees received from students for which revenue recognition criteria have not been met) of RMB64.9 million (US$9.5 million) due to increased gross billings of our online courses and increased advanced payments from our advertisers driven by the expansion of our performance-based advertising services in the first half of 2019; and (ii) an increase in accrued liabilities and other payables of RMB51.0 million (US$7.4 million) which mainly consisted of accrued liabilities for learning services and accrued marketing expenses, resulting from the growth of our business and our increased marketing and promotion activities. Historically, the tuition fees collected through third-party online payment providers were usually settled within 60 days.

Net cash used in operating activities was RMB100.3 million (US$14.6 million) in 2018. The difference between our net loss of RMB209.3 million (US$30.5 million) and the net cash used in operating activities was mainly due to (i) an increase of contract liabilities (which are mainly composed of deferred revenue relating to the tuition fees received from students for which revenue recognition criteria have not been met) of RMB83.0 million (US$12.1 million) due to the increased paid student enrollments for our online courses and the increased tuition fees we charged students; (ii) an increase in accrued liabilities and other payables of RMB27.3 million (US$4.0 million), which mainly consisted of accrued liabilities for learning services and accrued marketing expenses, resulting from the growth of our business and the increased marketing and promotion activities; and (iii) an increase in payroll payable of RMB28.4 million (US$4.1 million), partially offset by (i) an increase in inventory of RMB22.3 million (US$3.2 million), and (ii) an increase in accounts receivable of RMB15.5 million (US$2.3 million).

Net cash used in operating activities was RMB87.1 million in 2017. The difference between our net loss of RMB163.9 million and the net cash used in operating activities was mainly due to (i) an increase in contract liabilities of RMB55.5 million due to the increased paid student enrollments for our online courses; and (ii) an increase in accrued liabilities and other payables of RMB22.2 million, which mainly consisted of accrued revenue sharing liability and accrued marketing expenses, resulting from the expansion of our business, partially offset by (i) an increase in prepayment and other current assets of RMB17.3 million, and (ii) an increase in accounts receivable of RMB20.1 million.

Investing activities

Net cash provided by investing activities for the six months ended June 30, 2019 was RMB135.4 million (US$19.7 million), which was mainly attributable to (i) the proceeds we received from the maturities of time deposits of RMB373.4 million (US$54.4 million); and (ii) the proceeds received from maturities of short-term investment of RMB78.5 million (US$11.4 million), partially offset by the purchases of time deposit we placed with banks with original maturities between three to twelve months of RMB251.7 million (US$36.7 million) and the purchases of short-term investments of RMB56.0 million (US$8.2 million) with variable interest rates.

Net cash used in investing activities in 2018 was RMB374.0 million (US$54.5 million), which was mainly attributable to (i) the purchases of time deposit we placed with banks with original maturities between three to twelve months of RMB661.7 million (US$96.4 million); and (ii) the purchases of short-term investments with a variable interest rate of RMB87.0 million (US$12.7 million), partially offset by the proceeds we received from the maturities of time deposits of RMB349.4 million (US$50.9 million) and the proceeds received from maturities of short-term investment of RMB37.0 million (US$5.4 million).

Net cash used in investing activities in 2017 was RMB10.8 million, which was primarily attributable to the purchase of property and equipment of RMB10.6 million.

Financing activities

Net cash provided by financing activities for the six months ended June 30, 2019 was RMB75.6 million (US$11.0 million), which was attributable to the funding from the NetEase Group of RMB75.6 million (US$11.0 million). See “Related Party Transactions.”

Net cash provided by financing activities in 2018 was RMB475.1 million (US$69.2 million), which was mainly attributable to the proceeds we received for issuance of preferred shares, net of issuance cost, of RMB430.3 million (US$62.7 million) in April 2018. See “Description of Share Capital—History of Securities Issuances—Preferred Shares” and “Related Party Transactions.”

Net cash provided by financing activities in 2017 was RMB107.8 million, which was primarily attributable to (i) costs and expenses in the amount of RMB49.3 million incurred by the businesses we acquired from the NetEase Group in May 2019 which were paid by NetEase on behalf of such acquired businesses; and (ii) the proceeds from the short-term loan we borrowed from the NetEase Group of RMB57.0 million. See “Related Party Transactions” for more information about the foregoing acquisition and short-term loans from the NetEase Group.

Capital Expenditures

Our capital expenditures are incurred primarily in connection with purchase of servers, computers and software. Our capital expenditures were RMB10.7 million, RMB14.0 million (US$2.0 million) and RMB9.3 million (US$1.4 million), respectively, in 2017 and 2018 and the six months ended June 30, 2019. We intend to fund our future capital expenditures with our existing cash balance and proceeds from this offering and the concurrent private placements to Orbis.

Contractual Obligations

The following table sets forth our contractual obligations and commitments as of June 30, 2019.

	Payments Due by				Total
	December 31, 2019	December 31, 2020	December 31, 2021	Thereafter
	(RMB in thousands)
Operating lease commitments(1)	327	143	—	—	470
Purchase commitments(2)	45,877	4,112	987	21	50,997

Total contractual obligations	46,204	4,255	987	21	51,467

Notes:

(1)

Consist of the commitments under non-cancelable operating lease agreements for our office premises. For the years ended December 31, 2017 and 2018 and the six months ended June 30, 2019, our rental expenses were RMB10.3 million, RMB14.8 million (US$2.2 million) and RMB9.0 million (US$1.3 million), respectively.

(2)	Consist primarily of minimum commitments for purchases of content, marketing services and hardware.

Holding Company Structure

Youdao, Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and our VIEs in the PRC. In 2017 and 2018 and for the six months ended June 30, 2019, the amount of revenues generated by our VIEs accounted for 87.9%, 82.9% and 79.6%, respectively, of our total net revenues. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries which, in turn, depends on the payment of the service fees to our PRC subsidiaries by our VIEs in the PRC pursuant to certain contractual arrangements among our PRC subsidiaries, our VIEs and our VIEs’ shareholders. See “Corporate History and Structure—Contractual Arrangements with Our VIEs and Our VIEs’ Respective Shareholders.” In 2017 and 2018 and the first half of 2019, the amount of service fees paid to our PRC subsidiaries from our VIEs was RMB233.7 million, RMB395.2 million (US$57.6 million) and RMB236.6 million (US$34.5 million), respectively. We expect that the amounts of such service fees will increase in the foreseeable future as our PRC business continues to grow. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, our subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC company laws, our VIEs in China must make appropriations from their after-tax profit to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of our VIEs. Appropriation to discretionary surplus fund is made at the discretion of our VIEs. Pursuant to the law applicable to China’s foreign investment enterprise, our subsidiaries that are foreign investment enterprise in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of our subsidiary. Appropriation to the other two reserve funds are at our subsidiary’s discretion.

As an offshore holding company, we are permitted under PRC laws and regulations to provide funding from the proceeds of our offshore fund raising activities to our PRC subsidiaries only through loans or capital contributions, and to our VIEs only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. See “Risk Factors—Risks Related to Doing Business in

China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering and the concurrent private placements to Orbis to make loans or additional capital contributions to our PRC subsidiaries and to make loans to our VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” As a result, there is uncertainty with respect to our ability to provide prompt financial support to our PRC subsidiaries and VIEs when needed. Notwithstanding the foregoing, our PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to our VIEs either through loans from our PRC subsidiaries or direct loans to our VIEs’ nominee shareholders, which would be contributed to the VIEs as capital injections. Such direct loans to the nominee shareholders of our VIEs would be eliminated in our consolidated financial statements against such VIEs’ share capital.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Quantitative and Qualitative Disclosure about Market Risk

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign exchange risk

Substantially all of our net revenues and expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in the ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while the ADSs representing our Class A ordinary shares will be traded in U.S. dollars.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. While appreciating approximately by 7% against the U.S. dollar in 2017, the Renminbi in 2018 depreciated approximately by 5% against the U.S. dollar. Since October 1, 2016, the RMB has joined the International Monetary Fund’s basket of currencies that make up the Special Drawing Right, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

We estimate that we will receive net proceeds of approximately US$208.5 million from this offering and the concurrent private placements to Orbis, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us, assuming the underwriters do not exercise their option to purchase additional ADSs, based on the assumed initial offering price of US$16.50 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus. Assuming that we convert the full amount of the net proceeds from this offering and the concurrent private placements to Orbis into RMB, a 10% appreciation of the U.S. dollar against RMB, from a rate of RMB6.8650 to US$1.00, the rate in effect as of June 30, 2019, to a rate of RMB7.5515 to US$1.00, will result in an increase of RMB143.1 million in our net proceeds from this offering and the concurrent private placements to Orbis. Conversely, a 10% depreciation of the U.S. dollar against the RMB, from a rate of RMB6.8650 to US$1.00, the rate in effect as of June 30, 2019, to a rate of RMB6.2409 to US$1.00, will result in a decrease of RMB143.1 million in our net proceeds from this offering and the concurrent private placements to Orbis.

Inflation risk

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017 and 2018 were increases of 1.8% and 1.9%, respectively. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2 to our Consolidated Financial Statements.

INDUSTRY OVERVIEW

China’s Intelligent Learning Industry

Technology has transformed people’s learning behavior by addressing different learning needs and interests with personalized learning solutions.

Intelligent learning refers to the process of delivering and acquiring knowledge via the internet and/or smart devices, as well as processing the information generated by learning activities through technologies. The intelligent learning industry consists of three segments: (i) AI-powered online courses, (ii) intelligent knowledge products and services, including online knowledge tools, paid knowledge apps and smart devices, and (iii) institutional learning solutions which provide technology-driven learning services to enterprises.

The Emergence of China’s Intelligent Learning Industry

The learning industry in China has evolved through three phases.

•

In phase 1, learning services are predominantly delivered through offline classrooms. It is widely acknowledged that offline learning is limited by uneven distribution of education resources, inflexible schedules, lack of personalized learning experiences, and lack of automatic evaluation of learning results.

•

In phase 2, online courses and digitalized content are brought online to enable a flexible learning experience. However, due to technological limitations, traditional online courses offer limited interactions between students and teachers as they are mainly provided in pre-recorded video or audio format. PC remains the main channel to access online courses due to lower mobile penetration.

•

In phase 3, increasing mobile penetration, rapid advances in live streaming and AI technologies and increasing use of smart devices have addressed many of the pain points in phases 1 and 2 by enabling a highly interactive, customized and adaptive learning experience. AI technology and data analytics are widely utilized in a variety of learning scenarios, ranging from knowledge tools to online courses, to generate more personalized and affordable learning resources. Educational institutions are also equipped with effective technology support.

Intelligent learning companies with comprehensive product and service offerings tend to benefit from diversified monetization channels, as well as organic user traffic directed between different products and services. This has also allows intelligent learning companies to expand cost-effectively and to achieve cross-selling, as well as to serve people’s lifelong learning needs by offering a wide portfolio of learning products and services.

Market Overview

Benefiting from the development of technology and increasing recognition among users, the size of the Chinese intelligent learning market has been growing rapidly to reach approximately RMB103.4 billion in 2018 and is expected to grow with a CAGR of 47.4% between 2018 and 2023 to reach RMB719.8 billion in 2023.

China’s education system can be largely divided into (i) formal education, also known as diploma-seeking education, which consists primarily of school-based education at the primary, secondary and post-secondary levels where students are granted official degrees upon successful completion of the programs, and (ii) non-formal education, also known as non-diploma-seeking education, which consists primarily of K-12 after-school tutoring education and foreign language, professional and interests education. China’s non-formal education is a massive yet highly fragmented market, suggesting tremendous opportunities for providers of intelligent learning which represents an innovative and increasingly popular approach to address many of the needs and challenges in this emerging sector. In 2018, the market size of China’s non-formal education is RMB1,720 billion, and its top two players had a combined market share of only approximately 2%. The online penetration rate of China’s non-formal education is expected to grow from 6.7% in 2018 to 17.6% in 2023.

Segment Analysis

The Chinese intelligent learning industry consists of (i) AI-powered online courses, (ii) intelligent knowledge products and services, and (iii) institutional learning solutions. The following chart sets forth the market size and growth of these key segments.

•

AI-powered online courses refer to online courses in which AI technologies are applied to teaching, learning, practicing or testing. The total revenues generated from AI-powered online courses, typically in the form of tuition fees, are expected to grow at a CAGR of 72.2% from 2018 to 2023. Within this segment, online K12 after-school tutoring market is expected to be the fastest growing sector. Currently, the AI-powered online courses market is still at an early development stage. Most of the top players are online education companies focused on developing and integrating AI into online courses. Top players currently account for a fairly large total market share and are expected to continue to drive the market growth.

•

Intelligent knowledge products and services offer online knowledge tools, online paid knowledge apps and smart devices. The average MAUs of this segment were approximately 585.3 million in 2018 and is expected to reach 783.3 million in 2023. Top players, who mainly offer knowledge tools such as online dictionary and quiz banks and paid knowledge content, have established renowned brands with massive user bases. This leads to market concentration in each type of products and services. In addition to subscription fees paid to access such products and services, companies typically monetize their large user base through providing advertising and marketing solutions.

•

Institutional learning solutions mainly include licensing of technologies and solutions to educational institutions. Companies in this segment typically generate revenues through license fees and sales of software and other technology solutions, as well as hardware, to customers. Driven by favorable governmental policies, the majority of the market players focus on providing in-school intelligent learning solutions services, such as automated exam grading, digital quiz banks, to educational institutions to reduce the repetitive work of their teachers and improve the efficiency of in-class teaching. Such in-school intelligent learning solutions accounted for 92.6% of the market share in 2018. The market is highly fragmented with a variety of players offering such institutional learning solutions.

Development Trends and Key Success Factors

The following trends are expected to drive the development of China’s intelligent learning market, and players that adapt to these trends quickly are expected to compete more effectively in the industry.

•

Further integration of technology with learning: Technology will further enhance users’ learning experience and teaching efficiency and continue to serve as the foundation for the development of a broad smart devices market. Particularly, technology helps accumulate and analyze user data to enable intelligent learning companies to provide personalized learning solutions to their users. Compared with pure content-focused companies, companies with strong research and development capabilities and IT infrastructures will be better positioned in market competition.

•

Increasing coverage of more learning scenarios: The development of technology has enabled companies to innovate in product developments to cover more diverse learning scenarios, including teaching, practicing, testing and evaluating, and to provide personalized knowledge tools and interactive learning apps for students of all ages to learn in a more efficient and flexible manner.

•

Smart devices and AI tutoring: As the Chinese government strictly regulates wide adoption of mobile apps in primary and secondary schools and discourages long-time use of electronic products, the paper-pen based learning system will still be the dominant learning format for students in China. Smart devices and AI tutoring that facilitate the paper-pen interactions and improve learning efficiency are expected to achieve greater growth potentials in the future.

•

Competition over high-quality teaching resources: High-quality teaching resources are still limited in China. The supply-demand gap will continue to enlarge due to stringent regulations and a rising demand for high-quality education. Intelligent learning companies with strong content development capabilities and superior teaching quality will continue to be well positioned to strengthen their competitive edges in the market.

•

User acquisition costs: As online traffic acquisition costs continue to increase, intelligent learning companies will need to continue their investments in sales and marketing to attract users. Online knowledge tools can serve as a cost-effective funnel to generate organic user traffic to other learning services and products with attractive monetization opportunities. In addition, companies that offer a comprehensive portfolio of products and services covering the full learning journey will have more cross-selling opportunities.

•

Shifting from exam-oriented to quality-oriented learning: Traditionally, the Chinese education system is exam-oriented. However, driven by the relevant government policies and shifts in education philosophy, China’s fundamental education is now focusing more on students’ versatile development and promoting high-quality learning content in more diversified subject matters.

•

Favorable government policies: The Chinese government encourages the sustainable development of the education industry, as reflected by the introduction of the National Medium-to-Long-Term Educational Reform and Development Plan and Law on the Promotion of Private Education. The Government is also advocating “Education Informatization 2.0,” an initiative that actively promotes the development of internet- and technology-driven education with an emphasis on the development of intelligent learning through the application of technology.

Overseas Learning Industry

Certain overseas markets, such as India, Southeast Asia, South America, Japan and South Korea, present significant market opportunities. The market size of the total learning industry in these countries and regions reached approximately US$34.0 billion, US$37.4 billion, US$52.1 billion, US$47.8 billion and US$42.5 billion, respectively, in 2018. The online learning market, which includes the intelligent learning segment, in these countries and regions reached US$1.7 billion, US$1.0 billion, US$3.1 billion, US$1.9 billion and US$3.7 billion, respectively, in 2018, and are expected to grow at a CAGR of 24.0%, 29.0%, 15.0%, 6.1% and 5.0%, respectively, from 2018 to 2023.

At present, Chinese companies are gradually seizing market share of online knowledge tool markets in those countries and regions. In the future, such companies will likely continue to expand into markets with higher monetization potential, such as online courses and smart devices.

BUSINESS

Overview

What is Youdao

Youdao makes learning happen.

For over a decade, Youdao has developed and used technologies to provide learning content, applications and solutions to users of all ages.

We’re the leading intelligent learning company in China with over 100.0 million average total MAUs in the first half of 2019. Starting from online knowledge tools, we currently offer a comprehensive suite of learning products and services that are accessible, reliable and trustworthy.

Today, for tens of millions of people, Youdao is the go-to destination for looking up a word, translating a foreign language, preparing for an exam, and picking up a new skill. Through technology, we enrich the lives of people of all ages every day, guiding them on their journey of pursuing knowledge and sharing ideas.

What Youdao Offers

Youdao was founded in 2006 as part of NetEase, a leading internet technology company in China, dedicated to providing online services centered around content, community, communication and commerce. In 2007, we launched our flagship Youdao Dictionary, which is China’s number one language app in terms of MAUs in the first half of 2019, according to Frost & Sullivan. Youdao Dictionary had 51.2 million average MAUs in the half quarter of 2019.

The early success of Youdao Dictionary has enabled us to attract a massive user base, build a strong brand, and expand into a broad range of products and services addressing lifelong learning needs of pre-school, K-12 and college students as well as adult learners, including:

Let’s start with our online knowledge tools—a collection of dictionary, translation and writing tools empowered by leading technologies. Our tools are convenient, smart and powerful. We offer most of them for free, but monetize their massive user bases mainly through advertising. As these tools become ubiquitous in people’s lives, they’ve also helped drive organic user traffic to our online courses and other products and services.

Building on the popularity of our online knowledge tools, we set out to offer online courses, including Youdao Premium Courses, our flagship online course brand, with a strategic focus on K-12 students, as well as NetEase Cloud Classroom and China University MOOC. We deliver our Youdao Premium Courses in “dual-teacher” large classes through live streaming. We adopt this format because it allows us to make the best use of our teaching resources while maximizing flexibility and interaction for both our instructors and students. Our course designers, instructors and engineers work together to expertly create course materials covering a wide range of subjects, making sure they’re always interesting, relevant and engaging.

We also offer a variety of interactive learning apps that enable students to study math, English and other subjects with a virtual teacher on their mobile devices. These fun and effective apps incorporate AI teaching to particularly cater to the learning habits of our students. Through social media such as Weixin/WeChat, users may access these apps and share their activities with friends. Moreover, our interactive learning apps provide an abundance of gamified features that help significantly increase younger students’ interest levels and drive their engagement.

We began to invest in building smart devices that further enhance users’ learning experience and efficiency. That’s how we invented Youdao Smart Pen, Youdao Dictionary Pen and Youdao Pocket Translator. Our approach to such devices is a seamless integration of AI algorithms and data processing into hardware devices that supplement our online knowledge tools and online courses.

Our products and services are built upon a common set of core technologies, which allows us to use data insights gained from individual product or service to help optimize our entire product and service portfolio. Our business has evolved significantly since inception and we’ve never stopped re-imagining and innovating our products and services. We’re doing this not only to cater to, but influence, the learning habits and lifestyles of our users, to fulfill their goals and enrich their lives. Since our inception, our apps have amassed over 1.3 billion cumulative downloads and more than 200 million student enrollments. Fueling all of these great achievements are our technologies. That’s why we’ll continue to invest in technology and products for our users, and for our long-term success.

Market Opportunities

Driven by mobile internet, AI and data analytics, China has seen the increasing prevalence of intelligent learning. Intelligent learning features the integration of technology with most aspects of the learning and teaching process to foster a more personalized, interactive, and adaptive learning experience. Intelligent learning companies are well positioned to attract and monetize a large and loyal user base through offering a comprehensive, synergetic suite of learning products and services.

The intelligent learning industry in China currently consists of AI-powered online courses, intelligent knowledge products and services, and institutional learning solutions. In recent years, this industry has grown quickly driven by rapid technological developments. According to Frost & Sullivan, the overall size of China’s intelligent learning industry reached approximately RMB103.4 billion in 2018, and is expected to grow to RMB719.8 billion in 2023, representing a CAGR of 47.4%.

In addition to China, other countries and regions, such as India, Indonesia and South America, present great opportunities in the field of intelligent learning for Chinese enterprises, due to their large populations, scarce educational resources, and willingness to pay for education.

What Sets Youdao Apart

Leading technologies

Our investments in technologies since our inception enable us to offer smarter and better products—they’re what allow you to translate words in a photo, to have your essays graded automatically, and to practice English with a virtual teacher.

Over the years, we’ve built proprietary optical character recognition (OCR), neural machine translation (NMT), language data mining and voice recognition technologies and data analytics that serve as the foundation to our products and services. Such technologies are iteratively refined based on the vast data generated by our users.

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Language-centric technology—we use a combination of neural machine translation technology and reference mining technology to provide best-in-class translation results across 17 languages, including the best machine translation results between Chinese and another language in the world. We are also able to support various scenarios including photo-based translation, speech-to-speech translation, and real-scene AR translation. Combining with our AI technology, we can predict what a user says and fuse anticipation and translation into a single process, allowing simultaneous speech-to-speech translation.

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“AI tutoring” technology—we’ve developed a set of optical character recognition, voice recognition, and data analytics to reliably digitalize course materials, automatically grade homework, adaptively recommend academic exercises, and intelligently provide instant feedback. We’ve also integrated AI into our smart devices and interactive learning apps, empowering them with human-like capabilities, such as answering questions and helping students with their homework like a human teacher. Machines may sound dreadful when it comes to teaching and educating, a task that requires emotional intelligence. But by having AI empower our teachers, rather than replacing them, we free our teachers from the most monotonous tasks such as grading exams, allowing them to fully utilize their time to interact with our students and enhance their adaptive learning.

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“Digital campus” technology—we have developed a set of “digital campus” technologies to help educational institutions and corporations digitalize, store and adapt paper-based materials and data to generate a comprehensive knowledge graph. With such technologies, teachers can easily track and monitor a student’s learning progress and customize teaching materials and learning plans based on such information. In addition, our data analytics also inform teachers by offering them comprehensive insights into data collected from not just one particular student, but our entire student base.

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Live streaming technology—we deploy advanced live streaming technology to allow a massive number of students to participate in live classes simultaneously with high video quality, low delay time, and low loss rates even over weak internet connections. Our live streaming system also supports various interactive features with multiple visual and audio effects to stimulate interactions between students and teachers before, during and after classes.

Massive and loyal user base with a trusted brand

We’re the leading intelligent learning company in China with over 100.0 million total average MAUs in the first half of 2019.

We built our massive, highly engaged user base by serving our users’ learning journey, which leads to a high degree of mindshare and loyalty to our brand. Our users place their trust in us and enroll in our online courses, refer our products and services to their friends and family, and when they become parents themselves choose our learning products and services for their kids. This allows us to attract new users and cross sell our products and services to existing users in a cost-effective manner.

Throughout the years, we’ve established a strong Youdao brand, evidenced by a number of accolades:

Youdao Dictionary

•  Most Valuable App of the Year awarded by Xin Hua News Agency in 2016

•  Top 100 Apps with Massive User Base awarded by Quest Mobile in 2016

•  Top 10 Apps with Great Commercial Value awarded by Quest Mobile in 2018

Youdao Premium Courses	• Most Popular Online Education Product of the Year awarded by China Internet Weekly in 2016 • Best Education App of the Year awarded by Huawei App store in 2017

Youdao Cloudnote	• Most Popular Mobile Working App awarded by China Internet Weekly in 2015 • Most Influential App of 2018 awarded by Huawei App store

Youdao Translation	• Best Translation App of the Year awarded by China Internet Weekly in 2017 • Most Popular AI App awarded by Xin Hua News Agency in 2019

Products and services covering full learning journey

From understanding a language to attending a class, learning carries a different purpose and relevance at each stage of our lives. Driven by this, we offer a comprehensive set of learning products and services, covering our users’ full learning journey.

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Youdao Dictionary, our flagship online knowledge tool, is China’s number one language app in terms of MAUs in the first half of 2019, according to Frost & Sullivan, with 51.2 million average MAUs in the first half of 2019. Our online knowledge tools are ubiquitous and comprehensive—be it a six year old girl studying for her grammar exam, a young professional learning a new language for business, or a tourist translating a menu when traveling on holiday.

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Our online courses cover a wide range of subject matters for a wide age group, including pre-school, K-12 and college students, as well as adult learners. Our Youdao Premium Courses address both core academic subjects such as math and English, professional and practical skills such as IT and accounting, as well as niche topics such as coding and arts. Our China University MOOC and NetEase Cloud Classroom offer convenient and effective online lectures adapted for digitally inclined adult students.

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Our interactive learning apps enable users to study math, English, Chinese and offer subjects with a virtual teacher on their mobile devices. They address the different learning habits of both young students and those who prefer flexible, casual learning on the go.

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We’re the only company in China that fully incorporates smart devices into an effective hybrid online and offline learning experience under a variety of use cases such as translation, dictionary and online courses, according to Frost & Sullivan. For example, our technology is able to decipher and upload students’ writing automatically as they write using Youdao Smart Pen. With the data collected, we’re able to analyze student responses and provide them with personalized feedback in real time.

The diverse range of our offerings allows us to address user needs across their learning lifecycles, extending customer lifetime value and maximizing our monetization opportunities.

Strong content development capabilities

Our effective and technology-driven content development approach brings interesting, relevant and engaging content across different subject matters to students of all age groups.

Our content development “studio” model combines the key aptitudes of our course designers, instructors and engineers into a standardized process. Under this model, our teachers overlay their pedagogic know-how and subject matter knowledge into the design of our courses. Their contributions are then digitalized by our engineers into our online courses and interactive learning apps in ways that inspire students’ learning interests and drive their engagement. For example, inspired by the idea of using mathematical reasoning to identify grammatical forms, we have developed Logic English to teach English grammar in a logical, systematic and approachable way. In addition, we have successfully developed iCode, transforming a traditional offline coding course into an interactive, gamified learning app.

The content we develop under this model is highly relevant and adapted intelligently to each different area of study and level of difficulty. It is also continuously updated and refined based on deep data insights gained from analyzing our users’ behavior and preferences. Our content development efforts also benefit from our strong product development and operation capabilities, which help streamline the course development process and ensure our content is tailored to different user preferences.

Scalable business model

We operate a scalable business rooted in our data-driven technologies and comprehensive and synergetic offerings.

We adopt an integrated approach to our offerings, which results in significant economies of scale. The massive, loyal user base of our online knowledge tools generates organic traffic to our online courses and other offerings with strong monetization potential. As we developed our interactive learning apps, we also benefitted from our strong content development capabilities, especially in the K-12 space, accumulated from developing our Youdao Premium Courses. Last but not least, our technology, product and content innovations continue to support our global strategies. Since its launch in April 2016, U-Dictionary, our major product offered overseas, has amassed over 50 million downloads.

In our live “dual-teacher” large-class online courses, one instructor, supported by teaching assistants and our smart devices, can simultaneously teach to a massive number of students. The student enrollments of Youdao Premium Courses increased by 30.8% from 9.3 million in the first half of 2018 to 12.1 million in the first half of 2019, and by 113.8% from 10.0 million in 2017 to 21.4 million in 2018.

We process and analyze our massive data using our industry-leading technologies to strengthen our ability to scale rapidly and efficiently. For example, we bundle our language-centric and AI technologies to come up with our “AI tutoring” technologies to help students personalize their learning plans and maximize teaching efficiency. Such synergies have also effectively lowered our product development costs, allowing us to continue to invest in technology and launch new offerings in a scalable way.

Visionary and experienced management team

We benefit from a visionary, experienced and stable management team with deep expertise in technology and education. Our founder and Chief Executive Officer, Dr. Zhou, obtained a Ph.D. in Computer Science from the University of California, Berkeley, and his master’s and bachelor’s degrees in Computer Science from

Tsinghua University. He has garnered extensive experience in the internet sector for over 16 years, focused on transforming education through technology. Dr. Yitao Duan, our Chief Scientist, also received a Ph.D. in Computer Science from the University of California, Berkeley and has been with our company for over 10 years and has extensive experience in the internet and education sectors.

The rest of our senior management team has all graduated from top schools in China such as Tsinghua University and the United States, with extensive experience in technology, education, finance, product management and marketing.

How We Approach the Future

The global intelligent learning market is massive and growing fast and we’re still in the early phases of capturing this tremendous opportunity. We plan on executing the following strategies.

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Keep investing in technologies. We plan to further develop our AI technologies and data capabilities to provide better adaptive and personalized learning to our students and empower our teachers. We’ll also refine our augmented, virtual, and mixed reality technologies to create immersive classes that are fun and engaging for the student.

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Improve content offerings. We intend to develop more differentiated learning content and improve our existing offerings by delivering a more personalized learning experience. We’ll also continue to launch new content through both online courses and interactive learning apps to attract a broader base of students and increase cross-selling to our existing students and their parents. To achieve this, we’ll also continue to invest in building our faculty and cooperate with reputable partners to produce and acquire better content for our students.

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Grow and engage our user base. We’ll continue to expand our large user base, convert them into paying users, and increase their spending. Particularly, we plan to focus on attracting more users in the K-12 space, positioning ourselves in the earlier stages of their learning lifecycles to capture their lifetime customer value. We also intend to further drive user engagement and user experience by improving our products and services. We also aim to achieve this through AI and data technologies, which help us better understand what they want to learn and how they’d like to learn.

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Expand overseas. We’ve achieved early success in India, and Indonesia by offering compelling online knowledge tools over there. We see significant opportunity to continue to grow in such markets and other new markets with a large potential user base and favorable demographic trends. We believe that we will be able to leverage our early success in online knowledge tools to offer new products and services, including online courses and smart devices, in a cost effective manner. We will also selectively cooperate with local partners to customize our international offerings.

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Enhance smart device offerings. We plan to further integrate our existing smart devices to our online learning products and services, creating additional use cases, generating valuable insights from user data, and creating synergies within our product and service universe. We also plan to develop and launch new smart devices to improve the learning efficiency and experience of our users and students.

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Serve more business customers. We believe that our leading technologies in language and adaptive learning position us well to serve more business customers, such as educational institutions and corporate clients. We’ll continue to cooperate with reputable educational institutions to offer online courses through China University MOOC. We also plan to promote our “digital campus” technologies to help business customers digitalize physical learning resources and customize their teaching process. We’ll also continue to offer technological services to leading mobile manufacturers in the areas of visual and voice recognition and machine translation.

Our Technologies

We believe that transforming learning through technology represents our greatest opportunity to help everyone live a fulfilling life.

That’s why we invest heavily in technological innovation—to break through language and cultural boundaries, digitize multimedia content, increase classroom engagement, and personalize the learning process.

Our leadership in technology is built by our smart, creative, diverse and dedicated team. We had a team of 360 engineers, researchers and scientists as of June 30, 2019, whose expertise spans a broad range of disciplines, from natural language processing and computer vision, to automatic speech recognition, machine learning and data mining. We’ve also founded Youdao AI Lab, our innovation center, to drive technology, enhance innovation and nurture aspiring engineers and entrepreneurs to propel our long-term growth.

Over the years, we have developed the following core technologies to deliver an effective and enjoyable learning experience to our users and students across our comprehensive suite of learning products and services:

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Optical character recognition (OCR). We offer a wide suite of proprietary OCR technologies specifically designed to recognize massive volumes of physical learning materials. We believe this is particularly useful in the K-12 space, as physical materials have a prominent place in the K-12 context in China. Our OCR technologies enable speedy and accurate recognition of (i) cursive handwriting; (ii) complicated mathematical formula and notation; (iii) text in mixed languages; and (iv) tilted texts. We currently support multilingual OCR that recognizes 26 languages. We achieve a recognition accuracy of 97.5% for Chinese text, 95.3% for English text, and 96.2% for Chinese-English mixed text, which we believe is industry-leading based on our internal assessment of the translation quality of a number of mainstream OCR service providers. OCR also supports our Youdao Smart Pen, as well as AR translation in Youdao Dictionary and other knowledge tools. Our OCR solutions have achieved a market-leading recall rate (calculated by dividing total extracted data by the total image data processed) of 98.6% and precision rate (calculated by dividing the amount of correctly extracted data by the total extracted data) of 87.7% in recognizing complicated mathematical formula and notations.

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Language data mining. We’re among the first Chinese companies to develop systems to crawl the web on a daily basis for hundreds of millions of words and expressions in “parallel” language pairs. This has enabled us to accurately translate millions of rare, “out-of-dictionary” words, phrases and terms, such as the titles of movies, books, names of persons, and new technical terminologies. In addition, we are also able to mine from the web bilingual sentence pairs using natural language processing (NLP) techniques. To achieve optimal translation results, we also use our algorithms to align parallel language data to filer noisy, less reliable data.

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Neural machine translation (NMT) engine. NMT is an innovative approach to machine translation, which leverages deep learning of language data to produce significantly better translation results as compared to traditional machine translation models. According to our internal evaluation based on Bilingual Evaluation Understudy, or BLEU, a widely recognized method for evaluating machine translation, we outperformed other mainstream online translation services in China and globally in the accuracy of translation from Chinese to another language.

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Automatic speech recognition (ASR) and text-to-speech (TTS). We’ve developed advanced ASR technologies with an industry-leading accuracy rates in Chinese and English. We use extensive human voice data generated by our users and students to reinforce our ASR models to improve recognition accuracy. Combined with our NMT engine, our ASR technologies currently allow us to recognize six languages. We also have developed industry-leading TTS capability that converts text into human-like speech in Chinese, English, Japanese, Korean and Portuguese, powered by machine learning, facilitating lifelike interactions with our users and students.

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Data analytics for adaptive learning. We’ve built our proprietary adaptive learning engine and machine learning technologies to analyze massive data from students’ interactions with us to understand students’ learning progress, provide intelligent and personalized feedback, and make predictions about their future performance. All such data has been collected and analyzed to inform us of our students’ particular learning needs, allowing us to develop more relevant and tailored learning content. It also allows us to obtain valuable insights at individual student, subject and class levels.

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Live streaming technologies. Our live streaming technologies and platforms can deliver superior reliability, scalability and performance. Our proprietary audio visual coding and streaming technologies make it possible for us to stream each live class to a massive number of participants simultaneously with low loss rates even over weak internet connection. We also offer various features, such as voice chats among multiple users and various visual and audio effects, to enhance the live streaming learning experience.

Our Offerings

A Holistic Product Innovation Approach

Learning is a lifelong process. With this in mind, we’ve built a comprehensive portfolio of learning products and services to cater to people’s varying learning needs throughout their lives.

•	Learning Products

•	Online knowledge tools, including Youdao Dictionary and other dictionary and translation tools and Youdao Cloudnote; and

•	Smart devices, including Youdao Smart Pen, Youdao Dictionary Pen, and Youdao Pocket Translator.

•	Learning Services

•	Online courses, including Youdao Premium Courses, NetEase Cloud Classroom, and China University MOOC

•	Interactive learning apps, featuring a suite of interactive mobile apps catering to various age groups’ learning needs; and

•	Enterprise services, which mainly include technologies and solutions licensed to enterprise customers through Youdao Smart Cloud.

We take an integrated, holistic approach to grow and manage our offerings, resulting in significant economies of scale and synergies. The massive loyal user base of our knowledge tools and services generates organic traffic to Youdao Premium Courses and other offerings with strong potential for monetization. As we developed our interactive learning apps and K-12 computer coding courses, we also benefitted from our strong course development capabilities, especially in K-12, accumulated from developing our Youdao Premium Courses. These synergies have effectively lowered our product development and user acquisition costs, allowing us to invest in technology and launch new offerings in a scalable way.

Our offerings are fully integrated from a technology and data perspective—we’ve built our core technologies to support the full range of our offerings, and through our massive user base, we’ve amassed extensive data to deepen our data insights and train our algorithms to drive operational efficiencies and user experience across our offerings.

Learning Products

Our learning products consist of online knowledge tools and smart devices.

Online Knowledge Tools

Youdao Dictionary

Launched in 2007, Youdao Dictionary is our very first major product and flagship online language tool. Today, it is China’s most popular and trusted online dictionary and translation tool. Youdao Dictionary is China’s number one language app in terms of MAU in the first half of 2019, according to Frost & Sullivan, and it had 51.2 million MAUs in the first half of 2019.

Youdao Dictionary has the following core features and strengths:

Extensive content. Youdao Dictionary provides users with easy and intuitive access to concise dictionaries created by our in-house editorial staff. Powered by web reference mining technologies, it also provides an extensive array of machine-generated language-related content, including audio pronunciations, internet slang, buzzwords and bilingual example sentences. Users can also access 26 licensed dictionaries and encyclopedias, such as the New Oxford English-Chinese Dictionary, Longman Dictionary of Contemporary English and Collins Comprehensive English-English-Chinese Dictionary. As of June 30, 2019, Youdao Dictionary offered over 30 million entries across 108 languages.

The screenshots below illustrate the key features and functions of Youdao Dictionary.

Superior translation results. Youdao Dictionary translates words, sentences or even paragraphs as one speaks, types, writes or takes a picture. As of June 30, 2019, Youdao Dictionary supported two-way translation across 108 languages. In June 2019, Youdao Dictionary processed a daily average of 540 million translation queries, making it the most frequently used online translation services in China, according to Frost & Sullivan.

We believe Youdao Dictionary delivers best-in-class accuracy and translation quality, powered by our proprietary NMT engine, which continually learns how to deliver more accurate and natural-sounding translation from massive web and user database.

Rich user-centric functions. Youdao Dictionary offers a variety of tools and functions to enhance user experience, including:

•	Instant camera translation, which allows users to use their camera to near-instantly translate text from image across 22 languages, supported by our advanced OCR technologies.

•	Instant speech-to-speech and speech-to-text translation, which translates instantly as the user speaks into text or spoken word across 44 languages, powered by our ASR and TTS capabilities.

•	Whole-document translation, which allows users to upload and quickly translate entire documents in various formats.

•	Mouse-over translation, which works as a plug-in to mainstream web browsers, allowing users to view translation of text displayed on-screen instantly.

•	Offline model, which allows users to access the dictionary and translation library without connecting to the internet.

The screenshots below illustrate the user-centric functions of Youdao Dictionary.

Youdao Dictionary’s interface is purpose-built to attract user traffic to our other offerings. For example, as illustrated in the screenshots above, in its bottom navigation bar Youdao Dictionary has a tab that allows users to view and enroll in our full Youdao Premium Courses, all within the Youdao Dictionary mobile app without the need to separately download the Youdao Premium Courses mobile app.

Currently, Youdao Dictionary is accessed most through our Youdao Dictionary mobile app that incorporates the full range of our online dictionary and translation services, although users can access the online dictionary functions and the translation functions through respective websites. Most of Youdao Dictionary’s functions are offered to users free-of-charge, with an option for users to pay monthly subscription fees for additional privileges, features and content.

Other Online Dictionary and Translation Tools

In addition to Youdao Dictionary, we offer the following online dictionary and translation tools to address diverse user needs:

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Youdao Translation, a tool specifically designed to support translation needs of business and leisure travelers across over 30 languages via camera and speech translation. Youdao Translation had 25.1 million average MAUs in the first half of 2019.

•	U-Dictionary, an online dictionary and translation app we offer in India and Indonesia and other overseas markets; see “—Global Opportunities.”

•	Youdao Kids’ Dictionary, a K-12 focused smart tool that offers translation services in Chinese and English, with extensive content and interactive tools designed to make it fun to learn languages.

Despite their varying target user groups, these tools offer a substantially similar set of features and functions as Youdao Dictionary and are supported by the same set of language-centric technologies, including our NMT engine and language data mining.

Youdao Cloudnote

Youdao Cloudnote is China’s number one independent notetaking tool in terms of MAUs in the first half of 2019, according to Frost & Sullivan. It offers a comprehensive suite of features for users to make a note of their ideas and inspirations anytime and anywhere. Through its powerful functions, users can create notes from text, webpages, voice memos, images and handwriting in titles, paragraphs, bullets and other formats.

The screenshots below illustrate the key features and functions of Youdao Cloudnote.

Youdao Cloudnote has built a strong brand in China with a vast and fast-growing user base with 5.3 million average MAUs in the first half of 2019. We believe that users of Youdao Cloudnote are generally affluent and well-educated, with a strong propensity to spend on education for themselves and their children. We believe this has allowed Youdao Cloudnote to become a significant source of organic traffic to our online education and other offerings.

Youdao Cloudnote is available via mobile devices and PC for free, with certain privileges and enhanced features offered for a monthly subscription fee.

In June 2019, we launched Youdao Cloud Pen. As the user writes using a Youdao Cloud Pen, the pen digitizes the user’s handwriting and saves it to the user’s Youdao Cloudnote account.

Smart Devices

We develop and offer smart devices to make learning more productive and efficient for our users. Our smart devices are developed and designed by us or in collaboration with third parties, while the manufacturing of such devices is outsourced to third-party manufacturers under original equipment manufacturer agreements. As of June 30, 2019, we have distributed approximately 180,000 units of our smart devices.

Youdao Smart Pen

We offer Youdao Smart Pen, primarily designed to be used by students of Youdao Premium Courses together with our course materials printed using dot matrix. As a student writes on the textbook, Youdao Smart Pen automatically converts the handwriting into data that is synced up with our systems, allowing the student to view automatic grading results of exercises completed, the correct answers and explanations, as well as suggested exercises to reinforce what’s learnt, in almost real time. Currently, Youdao Smart Pens are distributed to students of Youdao Premium Courses as part of the course packages purchased.

The screenshots below illustrate how Youdao Smart Pen works.

Youdao Dictionary Pen

In July 2018, we launched Youdao Dictionary Pen, a sleek, modern electronic translation pen with powerful Chinese/English translation capabilities. With our NMT and OCR technologies, users can simply scan the words and the screen will instantly display the translation and definition of the word without connecting to the internet.

The pictures below illustrate how Youdao Dictionary Pen works.

Youdao Pocket Translator

In November 2017, we launched Youdao Pocket Translator, a pocket-size smart gadget supporting the instant translations of multiple languages to mainly address translation needs while traveling. Leveraging our ASR, OCR and NMT technologies, Youdao Pocket Translator helps to translate speech and texts in images in real-time. The latest version of Youdao Pocket Translator supports translation of 43 languages and offers a variety of new functions, such as word memory and pronunciation correction.

The pictures below illustrate the features and functions of Youdao Pocket Translator.

Learning Services

Our learning services currently consist of online courses, interactive learning apps and enterprise services.

Online Courses

We’ve developed comprehensive offerings of online courses catering to the diverse learning needs of different age groups. Our online course offerings currently consist of (i) Youdao Premium Courses; (ii) NetEase Cloud Classroom; and (iii) China University MOOC.

Youdao Premium Courses

Launched in 2014, Youdao Premium Courses are our flagship online education offerings designed to cover a wide spectrum of age groups, subject matters, learning goals and areas of interest, with a strategic focus on K-12 students. In the first half of 2018 and 2019, our Youdao Premium Courses had approximately 9.3 million and 12.1 million total student enrollments, respectively, and approximately 318 thousand and 338 thousand paid student enrollments, respectively. In 2017 and 2018, our Youdao Premium Courses had approximately 10.0 million and 21.4 million total student enrollments, respectively, and approximately 418 thousand and 643 thousand paid student enrollments, respectively.

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K-12 Courses. We strategically focus on offering K-12 courses, including (i) K-12 after-school tutoring, and (ii) K-12 computer coding courses. We believe that our leadership in K-12 courses positions us well to benefit from the lifelong learning needs of our K-12 students as they grow together with us. In the first half of 2018 and 2019, our K-12 courses had approximately 3.6 million and 5.9 million student enrollments, respectively, and approximately 58 thousand and 105 thousand paid student enrollments, respectively. In 2017 and 2018, our K-12 courses had approximately 3.0 million and 9.1 million student enrollments, respectively, and approximately 93 thousand and 126 thousand paid student enrollments, respectively.

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K-12 After-school Tutoring Courses. The K-12 after-school tutoring courses we offer cover the entire K-12 grades and a wide range of subject matters, including mathematics, English, Chinese, physics, chemistry, biology and history. Our K-12 after-school tutoring courses are taught in large classes, with the largest classes of our paid courses attended by approximately 6,000 students as of the date of the prospectus. Most of these courses are offered throughout the year and are available for enrollment at the beginning of each of the four academic terms, namely the two school semesters (from March to June and from September to December) and two holiday seasons (the summer holiday from July to August and the winter holiday from January to February) in China, and are generally completed within one term.

The dots in the following table represent our K-12 after-school tutoring courses as of June 30, 2019:

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K-12 computer coding courses. We provide online coding courses aimed at K-12 students. Through iCode, we offer a wide range of online coding courses on professional computer coding, such as JavaScript and C++, for kids aged six to 14. We develop the iCode curriculum by ourselves and in collaboration with experts from renowned institutions in China. In addition, we offer NetEase Kada, a platform of basic online coding courses, as well as a selection of engaging, gamified tools to spark kids’ interests in coding. NetEase Kada also offers an online virtual community where kids can share their creative work with the world. We acquired the NetEase Kada operations from the NetEase Group in May 2019. For details, see “Related Party Transactions—Acquisition of Online Learning Businesses from NetEase.”

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Foreign language courses. We offer courses for post-secondary students wishing to improve their English proficiency and English language skills in specific areas, such as grammar, vocabulary or oral communications. We also provide preparation courses for students looking to take various English proficiency tests, ranging from TOEFL and IELTS, to the English test in the post-graduate entrance exams and other English certification exams in China, as well as courses on an increasing number of other popular languages, such as Japanese, Korean and Spanish.

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Professional certification and skill courses. Our professional certification and skill course offerings mainly consist of certification preparation courses covering various professions, such as IT, accounting, human resources and teaching, all designed to equip students with the skills and knowledge-sets required in workplaces to elevate their career prospects.

•	Interest courses. We also offer personal interest courses, such as memory techniques, time management, emotional studies, and music.

Technology-Driven Learning Experience

We integrate technologies into every major aspect of the learning and teaching process to ensure a superb learning experience across our Youdao Premium Courses.

Our technology-driven learning experience provides the following key strengths:

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AI tutoring. We offer a set of advanced AI-based technologies, which we collectively refer to as our “AI tutoring,” to make learning more personalized and efficient while maintaining a high level of human touch.

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Knowledge graph. Based on our AI technology and data analytics, we’ve built massive “knowledge graphs” depicting different knowledge points, concepts and learning objectives, supported a large quiz bank curated by our course development professionals to help students understand the subject matter. As of June 30, 2019, we have created 32 sets of knowledge graph covering over 13,000 knowledge points across 32 subjects.

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Adaptive learning. Unlike a one-size-fits-all approach, we track each student’s learning progress and then dynamically adapt our teaching to the student’s unique learning needs at a pace and level of difficulty that best benefits such student. Our adaptive learning approach also gives the faculty insight into how students are moving through the curriculum at individual student, subject and class levels which allows them to make appropriate instructional, intervention and course development decisions. For example, when the system observes from data that a student is struggling with a particular concept, it will bypass more challenging questions automatically and/or request human teachers’ intervention until the student improves his understanding of that concept.

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Customized educational content. Leveraging our superior adaptive learning technology and data analytics, we collect student learning and behavior data throughout their learning cycles to help us understand their learning progress and predict through our adaptive learning model how they will perform to achieve future learning objectives. This enables us to provide our students with personalized learning content, such as questions from our quiz banks, tailored to their study progress to ensure continuous learning improvement.

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AI-powered homework grader. Supported by our strong deep learning capability, we offer an automated essay grader to review and evaluate student essays in Chinese or English, providing students with detailed feedback about grammar, vocabulary and flow, as well as suggested improvements. We also use the data collected from this homework grader to inform our systems for more personalized teaching.

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Youdao Smart Pen solution. We encourage students to use our Youdao Smart Pen to complete their homework on paper printed using dot matrix. As a student writes on the textbook, Youdao Smart Pen automatically converts the handwriting into data that is synced up with our systems, allowing the student to view automatic grading results of exercises completed, correct answers and explanations, and suggested exercises to reinforce what’s learnt, in almost real time. This has significantly improved our students’ learning efficiency and allowed us to deepen our data insights into our students’ learning progress. The data collected through Youdao Smart Pens is also used to inform our “AI tutoring” systems, enabling us to provide quizzes and other learning content customized to meet students’ particular learning goals. As of June 30, 2019, we had distributed over 14,770 units of Youdao Smart Pen.

Course Development

We focus on cultivating creativity, craftsmanship and teamwork to develop the best content for our students. Throughout the years, we observed that many online education providers depend on a limited number of popular “star teachers” to deliver high-quality content. To address this limitation, we implement a standardized system for curriculum and learning content to ensure high-quality teaching by our instructors and teaching assistants.

Our course development decisions at all levels are informed by our extensive data insights into students’ learning patterns and behaviors. For example, our adaptive learning solutions generate detailed data at individual student, subject and class levels, such as the most frequently committed errors, which is used to guide our course development processes.

Our course development system is defined by the following elements:

Course Development Committee. Our course development efforts are supervised by a centralized committee which currently comprises education experts and members of our senior management. The course development committee is responsible for coordinating our course development efforts and making all major course development decisions including, among others, expanding course coverage to include additional subjects and age groups, hiring teachers and other content development professionals, and creating course development studios. Our course development committee is also responsible for periodically reviewing the curriculums of Youdao Premium Courses to ensure they are consistent with our overall pedagogical objectives.

Studio. “Studios” are our major course development units. As of June 30, 2019, we had 19 studios covering a range of subject matters. Each studio is focused on designing the curriculum and learning content for a particular subject, area and/or target age group. We seek to convert the experience and know-how of individual instructors into standardized teaching methods and learning content that can be applied across all course offerings. Substantially all of our Youdao Premium Courses, including the curriculum and the learning content used, such as syllabus, knowledge graph, quiz banks, course outlines and teaching notes, are developed by our studios. The subject matter expertise accumulated and learning content developed by our studios are also used to support our offering of interactive learning apps, such as Youdao Math, as discussed in the case study below.

Supervised by the course development committee, each studio is composed of a team of course development professionals led by one or two experienced instructors, supported by technology engineers and product managers. These professionals are focused primarily on the academic aspects of the course development process. They overlay their subject matters expertise and know-how into the design of the curriculum, while the engineers are responsible for converting them into a digital format designed to inspire students’ learning interests and configure the courses to ensure they operate properly in an online setting. The product managers are responsible for streamlining the course design and development processes from product development and marketing perspectives.

Live Course Delivery

We deliver Youdao Premium Courses predominantly in a live streaming format, which provides the following benefits:

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Accessible and flexible. The live streaming format maximizes flexibility for students to learn anytime, anywhere. Each live class is recorded and available for replay, allowing our students to learn at their own pace.

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Scalable. The live streaming format allows us to teach in large classes, make the best use of our teaching resources, and rapidly expand our student base in a cost-effective manner. This model also delivers compelling value propositions to our instructors and teaching assistants by allowing them to reach the widest audience possible.

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Interactive. Our live classes can be powerful interactive presentation tools to drive interaction and engagement among teachers and students. We want our students to not just focus on course materials, but actively engage with teachers and each other, through live Q&A and problem-solving, real-time group audio or video chat, and picture and video sharing.

The screenshots below illustrate the student interface for our live streaming courses on PC and mobile devices.

“Dual-teacher” Model

We adopt a “dual-teacher” model to cultivate an interactive, engaging learning environment, featuring instructors and teaching assistants working closely to deliver an online course.

Typically, each course has one instructor, supported by one or more teaching assistants. Instructors and teaching assistants have different roles and responsibilities. Generally, the instructors are responsible for delivering courses and learning content to students, and the teaching assistants are focused on providing academic and administrative support to students during and after class hours.

To ensure a seamless learning experience, we require our instructors and teaching assistants to stay in close touch with each other and with their students to understand their learning objectives and concerns.

We believe our dual-teacher model helps maximize our ability to improve teaching effectiveness and efficiency, and the personal, individual attention provided to our students helps build a sense of community that drives student engagement and enhances learning results.

Instructors. As of June 30, 2019, we had 112 instructors, including 25 full-time instructors and 87 part-time instructors.

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Recruitment. Our typical instructors have extensive experience teaching at schools or other online education providers. Given the interactive nature of live streaming formats, we prefer candidates with strong teaching skills in large online class setting.

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Training and support. We offer instructors standard onboarding training programs, as well as regular on-the-job training and extensive academic and technical support. For the most popular instructors, we also give them the opportunity to work with a dedicated studio to help them adapt their experience and know-how to our curriculum and develop high-quality learning content. We also conduct training to help instructors integrate technology with teaching so they can be more effective.

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Evaluation and Compensation. We use various KPIs, such as student attendance rate, student satisfaction rate and net promoter scores, to evaluate instructor performance. We also collect student reviews after each class to facilitate our evaluation. We pay our full-time instructors fixed base salaries plus service fee calculated generally on a per-lesson basis, as well as discretionary, merit-based bonuses based on their performance. We generally enter into revenue-sharing arrangements with our part-time instructors or pay them service fees calculated generally on a per-lesson basis.

Teaching assistants. As of June 30, 2019, we had 129 teaching assistants.

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Recruitment. Our candidates for teaching assistants are generally required to demonstrate a strong sense of responsibility, high proficiencies in the relevant subjects, good communication skills and a commitment to participating in teaching and impacting a diverse audience.

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Training and support. We provide teaching assistants with orientation programs and periodic on-the-job training to improve their ability to engage and build relationships with students, as well as to use our various technologies and tools, such as our Youdao Smart Pen and AI-powered homework grader.

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Evaluation and Compensation. We use various KPIs, such as student’s class attendance rate, satisfaction rate as well as retention rate, to measure the performance of our teaching assistants. Our teaching assistants’ compensation consists of base salary and performance-based bonuses based on these KPIs. We enter into a standard employment agreement with each teaching assistant.

NetEase Cloud Classroom

We operate NetEase Cloud Classroom, a platform providing online courses mainly targeting adults in China, including:

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Professional skills courses designed to give course participants the skills, knowledge and abilities commonly required in IT computer science, and a broad range of other disciplines such as AI and data science, product operations, e-commerce, and product design;

•	English and other language courses, mostly designed to improve students’ ability to use English and other languages in the workplace and to pass various level of language proficiency tests; and

•	Professional certification preparation courses, which cover a variety of industries and professions, including accounting, human resources, teaching and finance.

As of June 30, 2019, NetEase Cloud Classroom offered more than 67,000 courses, which were either pre-recorded or delivered in a live format. The courses offered on NetEase Cloud Classroom are developed by ourselves in-house or by third parties, and for those courses developed by third parties, we are authorized by the course content developers to offer the courses on our online platforms and share with them the revenues generated with sales of the courses.

We acquired the NetEase Cloud Classroom operations from the NetEase Group in May 2019. For details, see “Related Party Transactions—Acquisition of Online Learning Businesses from NetEase.”

China University MOOC

MOOCs stand for “massive open online courses,” which are courses designed to offer free or low-cost access to learning resources to a wide audience. In collaboration with the Higher Education Press, a publishing house under the supervision of the Ministry of Education of China, we operate China University MOOC, a platform offering online courses primarily targeting college students and adults in China. According to Frost & Sullivan, in 2018, 594 “national premium open courses” were offered mainly on China University MOOC, representing 74% of the total number of “national premium open courses” accredited by the Ministry of Education of China, ranking number one among all MOOC platforms in China.

Our China University MOOC courses mainly include:

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Courses in specific subjects across a wide range of academic disciplines commonly taught in post-secondary and higher education institutions in China, including both “general” courses to provide a general idea of the subjects covered and “crash courses” specifically designed for exam-taking students;

•	Test preparation courses for students preparing for the postgraduate admission exams of universities and higher education institutions in China; and

•	Vocational and professional training courses that cover a broad spectrum of occupations and professions, such as teaching, computer science, and business management.

China University MOOC offered over 3,140 courses as of June 30, 2019, making it the largest MOOC platform in China, according to Frost & Sullivan. The China University MOOC courses are either pre-recorded or live streamed.

Most of the courses on China University MOOC are developed by third parties, mostly universities and other types of higher education institution in China, and are offered for free. A minority of the courses on China University MOOC, mostly test preparation courses, are offered for tuitions, and we are authorized by the course content providers to offer such courses on our online platform and share with them the revenues generated from sales of the courses.

We acquired the China University MOOC operations from the NetEase Group in May 2019. For details, see “Related Party Transactions—Acquisition of Online Learning Businesses from NetEase.”

Interactive Learning Apps

We offer the following interactive learning apps to a wide range of age groups. We are committed to delivering a fun and effective learning experience across these apps through an abundance of gamified features, as well as social functions allowing users and students to share their learning progress with friends through social media, such as Weixin/WeChat. We generate revenues from our interactive learning apps primarily by offering subscription to the content, and we intend to expand monetization of these apps by offerings online courses and additional paid educational content.

Youdao Math

Youdao Math mainly targets kids aged between three and eight. Through gamified lessons and quizzes, Youdao Math cultivates children’s mathematic thinking and numerical senses to improve their mastery of basic mathematical skills and concepts.

Youdao Fun Reading

Youdao Fun Reading is a reading app that offers an extensive online library designed for preschoolers and K-12 students.

Youdao Vocabulary Builder

Youdao Vocabulary Builder is an English vocabulary learning app that uses a combination of flashcard-style techniques, images and audio pronunciations to help students and adults comprehend and memorize English vocabulary.

Youdao Speaking

Youdao Speaking is designed to help Chinese-speaking learners practice their spoken English skills through a combination of human interactive and AI-powered teaching tools.

Youdao Reading

Through Youdao Reading, our branded official account on WeChat/Weixin, we offer English reading materials for users of all ages. Through our AI capability, we customize the reading materials to match users’ preferences and level of proficiency.

Course Development Case Studies

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Logic English. Grammar remains a major pain point for many English learners, as they find the traditional grammar teaching method abstract and difficult to connect with their mother language. To address this, we established a studio in collaboration with experienced instructors to develop the Logic English courses. By disrupting the traditional way of teaching English, Logic English helps students learn grammar in a logical, systematic, and easily digestible way. Innovatively, it teaches students a formulaic approach to understand complex grammatical forms. Since its launch in November 2016, Logic English has quickly become a flagship course of Youdao Premium Courses and attracted over 320,000 student enrollments as of June 30, 2019.

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Youdao Math. Launched in April 2018, Youdao Math targets kids aged between three and eight and uses gamified features to improve their grasp of mathematical concepts, principles and skills. It breaks the curriculum into over 100 knowledge units carefully curated and organized by level of difficulty. Designed to make it fun for kids, each knowledge unit is presented and explained in an easily comprehensible and visually engaging way, which is further enhanced by interactive tools and materials developed by our Youdao Math studio. Youdao Math also offers a variety of quizzes and tools specifically for parents to engage in their children’s mathematical learning.

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iCode. We have developed iCode to provide gamified and engaging coding training to kids aged six to 14. In June 2018, we established a studio in collaboration with scholars from Tsinghua University and China Academy of Science to develop iCode as an innovative and interactive coding app. iCode digitalizes the subject matter expertise of the scholars and enhances it with a variety of product features, including practical coding exercises that stimulate students’ creativity while solidifying the skills learned. Through leveraging our course and product development capabilities, we successfully transformed a traditional coding course into an interactive, gamified learning app. Since its launch in December 2018, iCode had rapidly gained substantial popularity and been enrolled in by more than 60,000 students as of June 30, 2019.

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Secondary school Chinese language courses. We currently offer a comprehensive, progressive set of Chinese language courses for secondary school students. Built upon a combination of our core instructors’ subject matter expertise and our course development capabilities, these courses cater to students’ varying learning needs and habits. Leveraging our instructors’ teaching expertise, these courses are designed to distill traditional arcane methods of teaching Chinese language into straightforward and actionable formula to improve students’ Chinese reading and writing skills. We also deliver compelling value proposition to the instructors, who have quickly become popular teachers as these courses have garnered enormous followings among students.

Enterprise Services

We offer Youdao Smart Cloud, a cloud-based platform that allows third-party app developers, smart device brands and automobile manufacturers to access our advanced OCR capability and NMT engine and incorporate them into their apps, devices, and services through application programming interfaces, or APIs. We also license our OCR and NMT technologies and solutions to customers on a non-cloud basis. In addition, in collaboration with the Higher Education Press, we also provide college and university customers with a cloud-based platform for them to build their online course offerings, as well as a range of ancillary technological support services.

Global Opportunities

We see massive opportunities in expanding in overseas markets. Leveraging our experience in growing and monetizing a large user base in China, we are well positioned to address the burgeoning, unmet demand for language apps in overseas markets.

Currently, our principal product offered overseas is U-Dictionary, a free online dictionary and translation app that we launched in April 2016. U-Dictionary currently primarily targets at users in India, Indonesia, Mexico, Brazil, the Middle East, and North Africa. According to Frost & Sullivan, U-Dictionary ranked the second among education apps in terms of downloads in Google Play Store in India in the first half of 2019. U-Dictionary had amassed over 50 million downloads as of June 30, 2019 and its average MAUs in the first half of 2019 exceeded 11.6 million.

We plan to continue to expand globally and solidify our positions in overseas markets by refining our existing offerings and launching new products and services to meet local needs. For example, leveraging our existing brand value and user bases in India from U-Dictionary, we plan to offer online courses to students in India in the foreseeable future.

How We Generate Revenues

We’ve successfully monetized our user base and content offerings through the following channels and plan to continuously explore additional monetization opportunities in the future.

Tuition

We charge tuition fees for our Youdao Premium Courses, NetEase Cloud Classroom courses, and a portion of the China University MOOC courses, as well as the course packages sold through certain of our interactive learning apps. Tuitions are generally charged on a per-course basis and collected for the entire course upfront at the time of sale of the course. We accept payments of tuition through major third-party online payment solutions in China, bank transfers and credit cards.

The refund policy of our online courses is based on a number of factors, including the total length of the course, whether the course has started when the refund request is made, among other things. In respect of our Youdao Premium Courses, for example, we offer unconditional full refund within 90 days upon payment of the tuition if the course has not started when refund is requested and conditional full refund if less than 30 days have elapsed since the start date of the course. Youdao Premium Courses historically accounted for most of the refunds we paid. In the first half of 2019, the refund rate (calculated by dividing the total amount of refund payments processed by the total amount of gross billings generated) of Youdao Premium Courses was approximately 3.5%.

Advertisement

Our platform provides a powerful medium for advertisers to engage our massive user and student bases. We offer advertising in various formats, including banner ads, video ads, as well as display ads that automatically appear when a user activates our mobile apps.

We primarily offer performance-based advertising solutions, where users click on our advertisers’ promotional links displayed on our platforms and the internet properties of contracted third parties and engage directly with the advertisers. We charge our performance-based advertising solutions mainly on a per click basis. We also generate revenues from brand advertising, which is focused on building the advertisers’ brands through logos, presence and other visual components. Most of our brand advertisers pay us fixed advertising fees.

To attract and retain large advertisers, we also offer value-added marketing services, such as advertising effectiveness analysis and campaign management, to enhance the effectiveness of their advertising campaigns. These value-added services are typically offered as a package with the basic advertising services purchased by the advertisers without additional charges.

Subscription fees

While users may access our online knowledge tools, such as Youdao Dictionary and Youdao Cloudnote, as well as certain of our interactive learning apps, free of charge, they can also subscribe for memberships for additional functions, content and privileges. For example, we offer users paid subscription of Youdao Dictionary, with discounts available if users opt to subscribe with automatically renewable terms or a six-month or annual subscription.

Licensing fees

We license our technologies and services, principally through Youdao Smart Cloud, to business customers, for which we receive a fixed licensing fee for a specified period or licensing fees on a pay-per-consumption basis.

Others

We also generate an insignificant portion of our net revenues from various other sources, such as sales of smart devices.

Sales, Marketing and Branding

Since our inception, we have been focused on delivering superior learning experience through better products and services. This has allowed us to build a strong Youdao brand that generates significant organic traffic through word-of-mouth. We believe our reputation and awareness of our brand in China and, increasingly, abroad, provide us with the best and most cost-efficient marketing channel.

We generate use traffic and leads primarily from online channels. As a key sales and marketing strategy, we cross sell our comprehensive portfolio of products and services, which allows us to effectively scale our business with modest traffic acquisition and marketing spend. For example, the massive and loyal user base of our knowledge tools generates organic traffic to Youdao Premium Courses and interactive learning apps. In addition, we also employ mobile marketing, such as brand advertisements and marketing campaigns on app stores, leading mobile news apps and social media platforms, as well as through optimization techniques designed to improve our ranking in popular search engines’ results.

We also engage in offline marketing and branding to supplement our overall sales and marketing strategies. For example, we frequently arrange “fan meetings” for prospective students and their parents to interact with our instructors and teaching assistants and to showcase our strong faculty and encourage conversion into enrollments.

Intellectual Property

We develop and protect our intellectual property portfolio by registering our patents, trademarks, copyrights and domain names. We have also adopted a comprehensive set of internal rules for intellectual property management. These guidelines set the obligations of our employees and create a reporting mechanism in connection with our intellectual property protection.

We own the copyrights to the content we developed in-house. We have entered into standard employee agreements with our faculty members and R&D employees, which provide that the intellectual property created by them in connection with their employment with us is our intellectual property. With our part-time instructors, we typically enter into agreements pursuant to which such part-time instructors grant the intellectual property rights in the live or recorded video of the courses to us.

As of the date of this prospectus, we have registered 69 patents with the PRC State Intellectual Property Administration, 53 trademarks with the PRC State Intellectual Property Administration, 62 copy rights with the PRC State Copyright Bureau, and 21 domain names, which include the registrations of our core trademarks (“Youdao” and “ ”) and the domain names of our main operating websites.

Data Privacy and Security

We believe data security is critical to our business operation because data is the foundation of our competitive advantages. We have internal rules and policy to govern how we may use and share personal information, as well as protocols, technologies and systems in place to ensure that such information will not be accessed or disclosed improperly. Users must acknowledge the terms and conditions of the user agreement before using our products, under which they consent to our collection, use and disclosure of their data in compliance with applicable laws and regulations.

From an internal policy perspective, we limit access to our servers that store our user and internal data on a “need-to-know” basis. We also adopt a data encryption system intended to ensure the secured storage and transmission of data, and prevent any unauthorized member of the public or third parties from accessing or using our data in any unauthorized manner. Furthermore, we implement comprehensive data masking of user data for the purpose of fending off potential hacking or security attacks.

Content Review

We are committed to complying with the applicable laws and regulations regarding the provision of content through the internet. For the contents uploaded by us, such as Youdao Premium Courses, we undergo internal reviews and testing before public release and we continue to monitor live streaming courses. For user-generated contents, such as contents uploaded by users in Youdao Cloudnote, we require users to agree upon registration that they shall not distribute content in violation of any third-party rights or any applicable laws or regulations.

Our technology also enables us to monitor and remove inappropriate or illegal content from our platform in a timely manner. Text, images and videos are screened by our content monitoring team, aided by systems that periodically filter our platform. We have also adopted various public reporting channels to identify and remove illegal or improper content. Our legal team may also take further actions to hold the content creators accountable for any illegal or inappropriate content.

Due to the massive amount of content displayed on our platform, we may not always be able to promptly identify the content that is illegal, improper or may otherwise be found objectionable by the PRC government. See “Risk Factors—Risks Related to Our Business and Industry—We cannot assure you that we will not be subject to liability claims or legal or regulatory liability for any inappropriate or illegal content, which could subject us to liabilities and cause damages to our reputation.”

Employees

We had 1,142 full-time employees as of June 30, 2019, most of which were located in our offices in Hangzhou and Beijing, China.

The following table sets forth the breakdowns of our full-time employees by functions as of June 30, 2019:

Function	Number of Full-time Employees	Percentage
Full-time instructors, teaching assistants and course development personnel	162	14.2%
Product and service operations	312	27.3%
R&D and related	373	32.7%
Sales and marketing	254	22.2%
General and administrative	41	3.6%

Total	1,142	100.0%

We enter into standard employment contracts with our full-time employees. In addition to salaries and benefits, we provide performance-based bonuses for our full-time employees and commission-based compensation for our sales force.

Under PRC law, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions from time to time to employee benefit plans for our PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China.

We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes in the past. None of our employees are represented by labor unions.

We also use the services provided by part-time employees, including part-time instructors, as well as personnel that primarily act in ancillary secretarial and technical roles, such as translation and website maintenance and monitoring.

Facilities

Our current principal executive offices are located at No. 399 Wangshang Road, Binjiang District, Hangzhou 310051, China. We lease offices in Hangzhou, Beijing and a number of other Chinese cities with an aggregate of over 29,000 square meters. These facilities currently accommodate our management headquarters, as well as most of our sales and marketing, R&D, product and service operations, and general and administrative activities.

We lease all of the facilities that we currently occupy from the NetEase Group on arms’ length terms and other third parties. We believe that the facilities that we currently lease are adequate to meet our needs for the foreseeable future.

Insurance

We do not maintain any liability insurance or property insurance policies covering our equipment and facilities for injuries, death or losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance, nor do we maintain key-man life insurance.

Seasonality

We have experienced, and expect to continue to experience, seasonal fluctuations in our results of operations, due to seasonal changes in student enrollments, as well as seasonality in our online marketing services. Typically, advertising spending tends to be the lowest in the first quarter of each calendar year due to long holidays around the Lunar New Year and higher in the third and fourth quarters of each calendar year due to major sales promotional events. In addition, we tend to generate higher net revenues from online courses in the second and fourth quarters as a result of increased student enrollments. Historically, we offered more courses in the second and fourth quarters for students preparing for school exams in the spring and fall semesters, in May and June for students preparing for China’s national college entrance exams, and in the fourth quarter for students preparing for China’s national postgraduate entrance examination and college English tests, than we did in the rest of the year.

Competition

We operate in the highly competitive intelligent learning industry and are faced with intense competition in every aspect of our business, including competition for users, student enrollments, technology and talents. We face competition for our online course offerings from online and offline providers of courses and educational content. We also face competition for our knowledge tools from providers of online dictionary and translation solutions and note-taking services, and for our smart device offerings from manufacturers of hardware or smart devices. We also compete for advertisers and their budgets, not only with internet companies, but also with other types of advertising media, such as newspapers, magazines, and television.

We compete for users, student enrollments and customers based on a number of factors, mainly including the followings:

•	technology infrastructure and AI capabilities;

•	quality of contents and service;

•	accumulated user, student and customer bases;

•	pricing of current offerings and the development of new offerings; and

•	brand recognition and reputation.

We believe that we are well-positioned to effectively compete on the basis of the factors listed above. However, our competitors may have longer operating history, greater brand recognition and larger student and user base. For discussion of risks relating to market competition, see “Risk Factors—Risks Related to Our Business and Industry—We face intense competition, which could lead to pricing pressure and loss of market share and materially and adversely affect our business, financial condition and results of operations.”

Legal Proceedings

We are involved in various claims and legal actions that arise in the ordinary course of business. We do not believe that the ultimate resolution of these actions will have a material adverse effect on us.

REGULATION

Regulation Related to Value-added Telecommunications Services

On September 25, 2000, the State Council issued the PRC Regulations on Telecommunications, or the Telecommunications Regulations, as last amended on February 6, 2016, to regulate telecommunications activities in China. The Telecommunications Regulations divided the telecommunications services into two categories, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecommunications Regulations, operators of value-added telecommunications services, or VATS, must first obtain a Value-added Telecommunications Business Operating License, or VATS License, from the MIIT, or its provincial level counterparts. On July 3, 2017, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.

The Classified Catalog of Telecommunications Services (2015 Version), or the 2015 MIIT Catalog, defines information services as “the information services provided for users through public communications networks or internet by means of information gathering, development, processing and the construction of the information platform.” Moreover, information services continue to be classified as a category of VATS and are clarified to include information release and delivery services, information search and query services, information community platform services, information real-time interactive services, and information protection and processing services under the 2015 MIIT Catalog. The Administrative Measures on Internet Information Services, or ICP Measures, set forth more specific rules on the provision of internet information services. According to ICP Measures, any company that engages in the provision of commercial internet information services shall obtain a sub-category VATS License for Internet Information Services, or ICP License, from the relevant government authorities before providing any commercial internet information services within the PRC. Pursuant to the above-mentioned regulations, “commercial internet information services” generally refer to provision of specific information content, online advertising, web page construction and other online application services through internet for profit making purpose.

In addition to the Telecommunications Regulations and the other regulations discussed above, the provision of commercial internet information services on mobile internet applications is regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which was promulgated by Cyberspace Administration of China, or the CAC. The providers of mobile internet applications are subject to requirements under these provisions, including acquiring the qualifications and complying with other requirements provided by laws and regulations and being responsible for information security.

The 2015 MIIT Catalog defines Internet data center services as “the placement, agency maintenance, system configuration and management services provided for users’ servers or other Internet/network-related equipment in a form of outsource lease by utilizing the corresponding machine room facilities, as well as the lease of database systems, servers and other equipment, lease of the storage spaces of such equipment, lease of communication lines and export bandwidth on an agency basis, and other application services”. Internet data center services also include Internet resource collaboration services, which refer to the data storage, Internet application development environment, Internet application deployment, operation and management services provided for users through the Internet or other network-related means featuring availability at any time, use as needed, expansion at any time and collaborative sharing, and by virtue of the equipment and resources established on the data center. And pursuant to the Telecommunications Regulations and the Administrative Measures on Telecommunications Business Operating Licenses, operators providing Internet date center Services shall also obtain a Value-added Telecommunications Business Operating License.

We provide information and services to our users through our websites and mobile apps, which is classified as commercial internet information services as defined in the above provisions. To comply with the relevant laws and regulations, Youdao Computer, our VIE, has obtained an ICP License which will remain effective until July 25, 2023.

Regulation Related to Foreign Investment

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The existing foreign-invested enterprises established prior to the effective of the Foreign Investment Law may keep their corporate forms, among other things, within five years after January 1, 2020. Pursuant to the Foreign Investment Law, “foreign investors” means natural person, enterprise, or other organization of a foreign country, “foreign-invested enterprises” (FIEs) means any enterprise established under PRC law that is wholly or partially invested by foreign investors and “foreign investment” means any foreign investor’s direct or indirect investment in mainland China, including: (i) establishing FIEs in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations, or State Council provisions.

The Foreign Investment Law stipulates that China implements the management system of pre-establishment national treatment plus a negative list to foreign investment and the government generally will not expropriate foreign investment, except under special circumstances, in which case it will provide fair and reasonable compensation to foreign investors. Foreign investors are barred from investing in prohibited industries on the negative list and must comply with the specified requirements when investing in restricted industries on that list. When a license is required to enter a certain industry, the foreign investor must apply for one, and the government must treat the application the same as one by a domestic enterprise, except where laws or regulations provide otherwise. In addition, foreign investors or FIEs are required to file information reports and foreign investment shall be subject to the national security review.

For detailed discussion of the risk associated with the Foreign Investment Law, see “Risk Factors—Risks Related to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the newly enacted Foreign Investment Law and how it may impact our business, financial condition and results of operations.”

Regulation Related to Foreign Investment Restrictions

Investment activities in China by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Foreign Investment Catalog, which was promulgated and is amended from time to time by Ministry of Commerce of the PRC, or MOFCOM, and the National Development and Reform Commission, or NDRC. The latest version of the Foreign Investment Catalog, which was promulgated jointly by MOFCOM and the NDRC, on June 28, 2017 and became effective on July 28, 2017, classifies industries into three categories with regard to foreign investment: (1) “encouraged”, (2) “restricted”, and (3) “prohibited”. The latter two categories are included in a negative list, which was first introduced into the Foreign Investment Catalog in 2017 and specified the restrictive measures for the entry of foreign investment. On June 28, 2018, MOFCOM and NDRC jointly promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Special Administrative Measures, which replaced the negative list attached to the Foreign Investment Catalog in 2017. On June 30, 2019, MOFCOM and NDRC further updated the Special Administrative Measures which will take effect on July 30, 2019. Industries that are not listed in the Foreign Investment Catalog or the Special Administrative Measures are permitted areas for foreign investments, and are generally open to foreign investment unless otherwise specifically restricted by other PRC regulations. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects may be subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. The provision of value-added telecommunications services falls in the restricted category under the Special Administrative Measures and the percentage of foreign ownership cannot exceed 50% (except for e-commerce).

The Regulations on Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, are the key regulations for foreign direct investment in telecommunications companies in China. The FITE Regulations stipulate that the foreign investor of a telecommunications enterprise is prohibited from holding more than 50% of the equity interest in a FIE that provides value-added telecommunications services. In addition, the main foreign investor who invests in a value-added telecommunications enterprise in China must demonstrate a positive track record and experience in providing such services. Moreover, foreign investors that meet these qualification requirements that intend to invest in or establish a value-added telecommunications enterprise operating the value-added telecommunications business must obtain approvals from MIIT and MOFCOM, or their authorized local counterparts, which retain considerable discretion in granting approvals.

On July 13, 2006, the MIIT issued the Circular on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MIIT Circular 2006, which requires that (i) foreign investors can only operate a telecommunications business in China through establishing a telecommunications enterprise with a valid telecommunications business operation license; (ii) domestic license holders are prohibited from leasing, transferring or selling telecommunications business operation licenses to foreign investors in any form, or providing any resource, sites or facilities to foreign investors to facilitate the unlicensed operation of telecommunications business in China; (iii) value-added telecommunications services providers or their shareholders must directly own the domain names and registered trademarks they use in their daily operations; (iv) each value-added telecommunications services provider must have the necessary facilities for its approved business operations and maintain such facilities in the geographic regions covered by its license; and (v) all value-added telecommunications services providers should improve network and information security, enact relevant information safety administration regulations and set up emergency plans to ensure network and information safety. The provincial communications administration bureaus, as local authorities in charge of regulating telecommunications services, may revoke the value-added telecommunications business operation licenses of those who fail to comply with the above requirements or fail to rectify such noncompliance within specified time limits.

To comply with the above foreign investment restrictions, we operate our value-added telecommunications services in China through Youdao Computer, one of our VIEs. However, there remain substantial uncertainties with respect to the interpretation and application of existing or future PRC laws and regulations on foreign investment. See “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Regulation Related to Private Education

Education Law of the PRC

The PRC Education Law, or the Education Law, sets forth provisions relating to the fundamental education systems of the PRC, including a school system of pre-school education, primary education, secondary education and higher education, a system of nine-year compulsory education and a system of education certificates. The Education Law stipulates that the government formulates plans for the development of education, establishes and operates schools and other types of educational institutions, and in principle, enterprises, institutions, social organizations and individuals are encouraged to operate schools and other types of educational organizations in accordance with PRC laws and regulations.

The Law for Promoting Private Education and Its Implementing Rules

On December 28, 2002, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the Law for Promoting Private Education, or the Private Education Law and was last amended on December 29, 2018. Under the amended Private Education Law, sponsors of private schools may choose to establish non-profit or for-profit private schools at their own discretion and the establishment of the private schools shall be subject to approvals granted by relevant government authorities and registered with relevant registration authorities.

On August 10, 2018, the Ministry of Justice, or MOJ, published the draft amendment to the Regulations on the Implementation of the Law for Promoting Private Education of the PRC, or MOJ Draft, for public comment. As of the date of this prospectus, this MOJ Draft is still pending for final approval and was not in effect. The MOJ Draft stipulates that private schools using internet technology to provide online diploma-awarding educational courses shall obtain the private school operating permit of similar academic education at the same level, as well as the internet operating permit. The institutions that use internet technology to provide training and educational activities, vocational qualification and vocational skills training, or providing an internet technology service platform for the above activities, would need to obtain the corresponding internet operating permit and file with the administrative department for education or the department of human resources and social security at the provincial level where the institution is domiciled, and such institutions shall not provide educational and teaching activities which requires the private school operating permit. The internet technology service platform that provides the training and educational activities shall review and register the identity information of institutions or individuals applying for access to the platform.

The MOJ Draft further stipulates that the establishment of private training and educational organizations enrolling students of kindergarten, primary school, middle and high school age and providing activities relating to cultural and educational courses at school, or examination-related and further education-related tutoring and other cultural and educational activities, shall obtain a private school operating permit from the administrative departments for education of the governments at or above the county level. The establishment of private training and educational organizations that provide activities aiming at quality promotion, personality development in the areas of linguistic competence, arts, physical activities, technology, and activities targeting at cultural education for adults and non-degree continuing education, can apply to register as the legal person directly, however, such private training and/or educational organizations shall not carry out the cultural and educational activities mentioned above, which requires a private school operating permit. In addition, entities implementing group-based education shall not control non-profit schools by merger, acquisition, franchise or contractual arrangements.

Uncertainties exist with respect to the interpretation and application of the existing and future laws and regulations governing online private education industry, as well as when and how the MOJ Draft would come into effect and how the local government would promulgate implementing rules relating to the specific requirements applicable to online education service providers like us. See “Risk Factors—Risks Related to Our Business and Industry—Certain aspects of our business operations may be deemed not to be in full compliance with PRC regulatory requirements regarding online private education. Additionally, we are subject to risks relating to the uncertainties in the implementation of these requirements and additional regulatory requirements and restrictions regarding online private education.”

Regulation Related to After-school Tutoring and Educational Apps

On February 13, 2018, the Ministry of Education, or the MOE, the Ministry of Civil Affairs, the Ministry of Human Resources and Social Security and the State Administration for Industry and Commerce, or the SAIC (currently known as the State Administration for Market Regulation, or the SAMR) jointly promulgated the Circular on Alleviating After-school Burden on Elementary and Secondary School Students and Implementing Inspections on After-school Training Institutions, or Circular 3. Pursuant to Circular 3, the aforesaid government authorities will carry out a series of inspections on after-school training institutions and order those with material potential safety risks to suspend business for self-inspection and rectification and those without proper establishment licenses or school operating permits to apply for relevant qualifications and certificates under the guidance of competent government authorities. Moreover, after-school training institutions must file with the local education authorities and make public the classes, courses, target students, class hours and other information relating to their academic training courses (including primarily courses on Chinese and mathematics). After-school training institutions are prohibited from providing academic training services beyond the scope or above the level of school textbooks, or organizing any academic competitions (such as Olympiad competitions) or level tests for students of elementary or middle schools. In addition, elementary or middle schools may not reference a student’s performance in the after-school training institutions as one of admission criteria.

On August 6, 2018, the State Council issued the Opinion on the Regulation of the Development of After-school Training Institutions, or State Council Circular 80, which primarily regulates after-school training institutions targeting K-12 students. State Council Circular 80 reiterates prior guidance that after-school training institutions must obtain a private school operating permit, and further requires such institutions to meet certain minimum requirements; for example, after-school training institutions are required to (i) have a fixed training premise that conforms to specific safety criteria, with an average area per student of no less than 3 square meters during the applicable training period; (ii) comply with relevant fire safety, environmental protection, hygiene, food operation and other specified requirements; (iii) purchase personal safety insurance for students to reduce safety risks; and (iv) not hire any teachers who are working concurrently in primary or secondary schools, and teachers for tutoring in academic subjects such as Chinese, mathematics, English, physics, chemistry and biology are required to have the corresponding teacher qualification licenses. In addition, after-school training institutions are prohibited from carrying out exam-oriented training, training that goes beyond the school syllabus, training in advance of the corresponding school schedule and any training activities associated with student admission, nor shall they organize any level test, rank examination or competition on academic subjects for primary and secondary students. The training content of after-school training institutions shall not exceed the corresponding national curricular standards and training progress shall not be more accelerated than the corresponding progress of local schools. According to State Council Circular 80, after-school training institutions are also required to disclose and file relevant information regarding the institution, including their training content, schedule, targeted students and school timetable to the relevant education authority, and their training classes may not end later than 8:30 p.m. each day or otherwise conflict with the teaching time of local primary and secondary schools. Course fees can only be collected for courses in three months or shorter installments. Additionally, State Council Circular 80 requests that competent local authorities formulate relevant local standards for after-school training institutions within their administrative area. If an overseas listed after-school training institution publicizes overseas any periodical report, or any interim report on material adverse effect on its operation, it shall concurrently publish the information in Chinese on its official website (or on the disclosure platform for securities exchange information in the absence of an official website). In relation to online education service providers, State Council Circular 80 generally provides that regulatory authorities of networking, culture, information technology, radio and television industries shall cooperate with the education department in supervising online education within their relevant industry.

On November 20, 2018, the General Office of the MOE, the General Office of the SAMR of the PRC and the General Office of the Ministry of Emergency Management of the PRC jointly issued the Notice on Improving the Specific Governance and Rectification Mechanisms of After-school Education Institutions, or Circular 10, which provides that provincial education departments shall be responsible for the filing of training institutions that uses the internet technology to provide online training facing primary and middle school students. Provincial education departments shall regulate the online after-school training institutions based on the management policies governing offline after-school training institutions. In addition, online after-school education institutions shall file the information of their courses, such as names, contents, target students, syllabi and schedules with the provincial education departments and shall publish the name, photo, class schedule and certificate number of the teacher qualification license of each teacher on their websites.

On December 25, 2018, the General Office of the MOE issued the Notice on Strictly Forbidding Harmful APP Entering Primary and Secondary Schools, which stipulates, among other things, that (i) local primary schools, secondary schools and education departments, shall conduct comprehensive investigation to APPs in campus, and shall call off using any APP containing harmful contents such as commercial advertisements and internet games, or increasing the burden to the students, and (ii) the filing and reviewing system of learning APP shall be established. Regulation Related to Online Transmission of Audio-Visual Programs.

On May 27, 2019, the Guangdong Provincial Department of Education and certain other governmental authorities of Guangdong jointly issued the Interim Provisions on Management of Campus Learning APPs for Primary and Secondary School Students in Guangdong Province and its interpretation, which, among others, require all campus learning APPs be reviewed and filed with the Guangdong Provincial Department of Education before August 31, 2019. Campus learning APPs are defined as internet applications for (including) primary and secondary school students in Guangdong Province with teaching or homework functions and using mobile smart terminals such as mobile phones or tablet computers, which include on-campus learning APPs and after-school training APPs. After-school training APPs, among others, (i) can only collect course fees for each subject in three months or shorter installments or for less than 60 classes; (ii) file their basic information and information of their training subject, contents, teachers, target students, course time, fees, syllabi and schedules with the Guangdong Provincial Department of Education; (iii) shall specifically publish the name, photo, class schedule and certificate number of the teacher qualification license of each teacher on their APPs and (iv) shall not contain any online games, commercial advertisements, shopping, food, social and Interaction. Teachers for after-school training APPs shall have acquired teacher qualification licenses. At the time of filing, after-school training APPs’ teachers with teacher qualification licenses shall not be less than 50% and the remaining teachers shall acquire teacher qualification licenses within 1 year after the filing.

The Central Committee of the Communist Party and the State Council jointly issued the Opinions on the Further Reform of Education and Teaching and Comprehensive Improvement on the Compulsory Education Quality, or the Opinions, which became effective on June 23, 2019. The Opinions stipulates, among other things, that (i) the State Administration for Market Regulation and its local counterparts shall be responsible for the registrations and filings of all the after-school training institutions and shall supervise and govern their operational behaviors, such as advertising, fee collecting, antitrust competitions and etc., and (ii) the integrated application of information technology and education shall be promoted, the “education plus internet” operation model shall be encouraged but in the meanwhile, the approval and supervision system for digital educational resource applied by schools shall be established.

Moreover, the MOE, jointly with certain other PRC government authorities, issued the Opinions on Guiding and Regulating the Orderly and Healthy Development of Educational Mobile Apps on September 5, 2019, or the Opinions on Educational Apps, which requires, among others, mobile apps that provide services for school teaching and management, student learning and student life, or home-school interactions, with school faculty, students or parents as the main users, and with education or learning as the main application scenarios (the “Educational Apps”), be filed with competent provincial regulatory authorities for education before the end of 2019. The MOE expects to further promulgate implementation rules with respect to such filing requirements. The Opinions on Educational Apps also requires, among others, that: (i) before filing, the Educational App’s provider obtain the ICP License or complete the ICP filing and obtain the certificate and the grade evaluation report for graded protection of cybersecurity; (ii) Educational Apps whose main users are under the age of 18 limit the use time, specify the range of suitable ages, and strictly monitor their content; (iii) before an Educational App is introduced as a mandatory app to students, such Educational App be approved by the applicable school through its collective decision-making process and be filed with the competent education authority; and (iv) Educational Apps adopted by education authorities and schools as their uniformly used teaching or management tools not charge the students or parents any fee, and not offer any commercial advertisements or games.

On September 30, 2019, the MOE, jointly with certain other PRC government authorities, issued the Guidance Opinions on Promoting the Healthy Development of Online Education, which provides, among others, that (i) social forces are encouraged to establish online education institutions, develop online education resources, and provide high quality education services; and (ii) an online education negative list shall be promulgated and industries not included in the negative list are open for all types of entities to enter into.

The Online After-School Training Opinions

The MOE, jointly with certain other PRC government authorities, promulgated the Implementation Opinions on Regulating Online After-School Training, effective on July 12, 2019. The Online After-School Training Opinions are intended to regulate academic after-school training involving internet technology provided to students in primary and secondary schools. Among other things, the Online After-School Training Opinions requires that online after-school training institutions shall file with the competent provincial education regulatory authorities before October 31, 2019 and that such education regulatory authorities shall, jointly with other provincial government authorities, review such filings and the qualification of the online after-school training institutions submitting such filings.

With respect to the filing requirements, the Online After-School Training Opinions provides, among others: (i) an online after-school training institution shall file with the competent provincial education regulatory authorities at the place of its domicile after it has obtained the ICP License and the certificate and the grade evaluation report for the graded protection of cyber security, and furthermore, shall file before October 31, 2019 if it has already conducted online after-school training; (ii) the online after-school training institutions shall file, among others, (x) the materials related to the institution itself, including the information on their respective ICP License and other relevant licenses and the materials related to certain management systems regarding the protection of personal information and cyber security, (y) the materials related to the training content, and (z) the materials related to the training personnel; and (iii) the competent provincial education regulatory authorities shall promulgate local implementing rules about the filing requirements, focusing on the training institutions, training content and training personnel.

The Online After-School Training Opinions further provides that the competent provincial education regulatory authorities shall, jointly with other provincial government authorities, review such filings and the qualification of the online after-school training institutions submitting such filings before the end of December 2019, focusing on the following matters: (i) the training content shall not include online games or other content or links irrelevant with the training, and shall not be beyond the relevant national school syllabus. No illegal publications may be published, printed, reproduced or distributed, and no infringement or piracy activities may be conducted during the training. And the training content and data shall be stored for more than one year, among which, the live streaming teaching videos shall be stored for more than 60 days; (ii) each course shall not last longer than 40 minutes and shall be taken at intervals of not less than 10 minutes, and the training time shall not conflict with the teaching time of primary and secondary schools. Each live-streaming course provided to students receiving compulsory education shall not end later than 9:00 p.m., and shall not leave homework for primary school students in Grade 1 and Grade 2. The online after-school training platforms shall have eye protection and parental supervision functions; (iii) the online after-school training institutions shall not hire any teacher who is currently working at primary or secondary schools. Training personnel of academic subjects are required to obtain necessary teacher qualification licenses. The online after-school training institutions’ training platforms and course interfaces shall publicize the names, photos and teacher qualification licenses of training personnel, and the learning, working and teaching experiences of foreign training personnel; (iv) with the consent of students and their respective parents, online after-school training institutions shall verify the identification information of each student, and shall not illegally sell or provide such information to third parties. User behavior log must be kept for more than one year; (v) the charge items and standard and refund policy shall be specifically publicized on the training platforms. The prepaid fees can only be used for education and training purpose, and shall not be used for other investment activities; where fees are charged based on the number of classes, fees are not allowed to be collected in a lump sum for more than 60 classes, and where fees are charged based on the length of the course, the fees shall not be collected for a course length of more than three months; and (vi) the online after-school training institutions found to have problems after reviewing by the competent provincial education regulatory authorities shall complete the rectification before the end of June 2020, and will be subject to fines, regulatory order to suspend operations or other regulatory and disciplinary sanctions if they fail to complete the rectification in time.

On October 9, 2019, Beijing Municipal Education Commission, one of our competent regulatory bodies, issued the trial implementation rules with respect to the filing requirements in relation to the Online After-School Training Opinions, which requires, among others, that online after-school training institutions that (i) are registered or have its ICP filing in Beijing; and (ii) provide online after-school training to students in primary or secondary schools using internet technology on academic subjects such as Chinese, mathematics, English, physics, chemistry, politics, history, geography, biology, etc., to submit filing materials required under the Online After-School Training Opinions before October 31, 2019 via an official filing platform nationwide. As of the date of this prospectus, the Company was in the process of preparing the filing materials and plan to make the required filing by October 31, 2019.

We are taking necessary measures to comply with the above requirements in the Online After-School Training Opinions and the local regulations (if applicable). However, our current practice may be deemed to be not in full compliance with these requirements and we cannot assure you that we will complete the filing and comply with the Online After-School Training Opinions in a timely manner or at all. For detailed discussion, please see “Risk Factors—Risks Related to Our Business and Industry—Certain aspects of our business operations may be deemed not to be in full compliance with PRC regulatory requirements regarding online private education. Additionally, we are subject to risks relating to the uncertainties in the implementation of these requirements and additional regulatory requirements and restrictions regarding online private education.”

Regulation Related to Online Transmission of Audio-Visual Programs

To regulate the provision of audio-visual program services to the public via the internet, including through mobile networks, within the territory of the PRC, the State Administration of Press Publication Radio Film and Television, or the SAPPRFT (currently known as National Radio and Television Administration), and the MIIT jointly promulgated the Administrative Provisions on Internet Audio-Visual Program Service, or the Audio-Visual Program Provisions. Under the Audio-Visual Program Provisions, “online audio-visual program services” is defined as activities of producing, redacting and integrating audio-visual programs, providing them to the general public via internet, and providing service for other people to upload and transmit audio-visual programs, and providers of online audio-visual program services are required to obtain a License for Online Transmission of Audio-Visual Programs issued by the SAPPRFT, or complete certain registration procedures with the SAPPRFT. In general, providers of online audio-visual program services must be either state-owned or state-controlled entities, and the business to be carried out by such providers must satisfy the overall planning and guidance catalog for internet audio-visual program service determined by the SAPPRFT.

According to the Provisional Implementation of the Tentative Categories of Internet Audio-Visual Program Services promulgated by the SAPPRFT, or the Categories, which clarifies the scope of internet audio-visual programs services, the making and editing of certain specialized audio-visual programs concerning, among other things, educational content, and broadcasting such content to the general public online is covered in the Categories.

We currently do not hold a License for Online Transmission of Audio-Visual Programs. Uncertainties exit as to whether we will be required by relevant PRC government authorities to obtain the License for Online Transmission of Audio-Visual Programs. See “Risk Factors—Risks Related to Our Business and Industry—We may face risks and uncertainties with respect to the licensing requirement for internet audio-visual programs.”

Regulation Related to Internet Live Streaming Services

On November 4, 2016, the CAC issued Administrative Regulation on Internet Live Streaming Services, effective from December 1, 2016, according to which, “internet live streaming” refers to the activities of continuously releasing real-time information to the public based on the Internet in forms such as videos, audios, images and texts, and “internet live-streaming service providers” refers to the operators that provide Internet live-streaming platform service. In addition, the internet live-streaming service providers shall take various measures during operation of its services, such as examining and verifying the authenticity of the identification information and file such information for records.

On July 12, 2017, the CAC issued a Notice on Development of the Filing Work for Enterprises Providing Internet Live Streaming Services, which provides that all the companies providing internet live streaming services shall file with the local authority since July 15, 2017, otherwise the CAC or its local counterparts may impose administrative sanctions on such companies.

Pursuant to the Circular on Tightening the Administration of Internet Live Streaming Services jointly issued by the MIIT, the Ministry of Culture and Tourism, or the MOCT, and several other government agencies, live streaming services providers are required to file with the local public security authority within 30 days after it commences the service online.

After consulting with the local counterparts of the CAC, we were informed that currently institutions offering education services via online-streaming like us are not required to complete the above-mentioned filings.

Regulation Related to Production and Distribution of Radio and Television Programs

The Administrative Measures on the Production and Operation of Radio and Television Programs, or the Radio and TV Programs Measures, are applicable for establishing institutions that produce and distribute radio and television programs or for the production of radio and television programs like programs with a special topic, column programs, variety shows, animated cartoons, radio plays and television dramas and for activities like transactions and agency transactions of program copyrights. Pursuant to the Radio and TV Programs Measures, any entity that intends to produce or operate radio or television programs must first obtain the Permit for Production and Operation of Radio and TV Programs from SAPPRFT or its local branches.

We are currently in the process of applying for a Permit for Production and Operation of Radio and TV Programs. For risks associated with the lack of such permit, see “Risk Factors—Risks Related to Our Business and Industry—Our failure to obtain, maintain or renew other licenses, approvals, permits, registrations or filings necessary to conduct our operations in China could have a material adverse impact on our business, financial conditions and results of operations.”

Regulation Related to Internet Culture Activities

The Interim Administrative Provisions on Internet Culture, or the Internet Culture Provisions, which was promulgated by the Ministry of Culture, or MOC (currently known as the MOCT), require internet information services providers engaging in commercial “internet culture activities” to obtain an Internet Culture Business Operating License from the MOC. “Internet cultural activity” is defined under the Internet Culture Provisions as an act of provision of internet cultural products and related services, which includes (i) the production, duplication, importation, and broadcasting of the internet cultural products; (ii) the online dissemination whereby cultural products are posted on the internet or transmitted via the internet to end-users, such as computers, fixed- line telephones, mobile phones, television sets and games machines, for online users’ browsing, use or downloading; and (iii) the exhibition and competition of the internet cultural products. In addition, “internet cultural products” is defined under the Internet Culture Provisions as cultural products produced, broadcast and disseminated via the internet, which mainly include internet cultural products especially produced for the internet, such as online music entertainment, online games, online shows and plays (programs), online performances, online works of art and online cartoons, and internet cultural products produced from cultural products such as music entertainment, games, shows and plays (programs), performances, works of art, and cartoons through certain techniques and duplicating those to internet for dissemination.

We currently do not hold an Internet Culture Business Operating License. As of the date of this prospectus, there are no explicit interpretation from PRC government authorities or prevailing enforcement practice deeming the provision of our educational content to our students through our online platform as “internet cultural activities” which requires an Internet Culture Business Operating License. Nevertheless, it remains unclear whether the local PRC government authorities would adopt a different practice. In addition, it remains uncertain whether the PRC government authorities would issue more explicit interpretation and rules or promulgate new laws and regulations. See “Risk Factors—Risks Related to Our Business and Industry—Our failure to obtain, maintain or renew other licenses, approvals, permits, registrations or filings necessary to conduct our operations in China could have a material adverse impact on our business, financial conditions and results of operations.”

Regulation Related to Online Publishing

Under the Administrative Provisions on Online Publishing Services, or the Online Publishing Provisions, which was jointly issued by the SAPPRFT (currently reformed into the State Administration of Press and Publication (National Copyright Bureau) under the Propaganda Department of the Central Committee of the Communist Party of China) and the MIIT, any entity providing online publishing services shall obtain an Online Publishing License. “Online publishing services” refer to the provision of online publications to the public through information networks; and “online publications” refer to digital works with publishing features such as having been edited, produced or processed and are available to the public through information networks, including: (i) written works, pictures, maps, games, cartoons, audio/video reading materials and other original digital works containing useful knowledge or ideas in the field of literature, art, science or other fields; (ii) digital works of which the content is identical to that of any published book, newspaper, periodical, audio/video product, electronic publication or the like; (iii) network literature databases or other digital works, derived from any of the aforesaid works by selection, arrangement, collection or other means; and (iv) other types of digital works as may be determined by the SAPPRFT.

We currently do not hold an Online Publishing License. As of the date of this prospectus, there are no explicit interpretation from PRC government authorities or prevailing enforcement practice deeming the provision of our educational content to our students through our online platform as “online publishing services” which requires an Online Publishing License. Nevertheless, it remains unclear whether the local PRC government authorities would adopt a different practice. In addition, it remains uncertain whether the PRC government authorities would issue more explicit interpretation and rules or promulgate new laws and regulations. See “Risk Factors—Risks Related to Our Business and Industry—Our failure to obtain, maintain or renew other licenses, approvals, permits, registrations or filings necessary to conduct our operations in China could have a material adverse impact on our business, financial conditions and results of operations.”

Regulation Related to Internet Information Security and Privacy Protection

The PRC Constitution states that the PRC laws protect the freedom and privacy of communications of citizens and prohibit infringement of such rights. PRC government authorities have enacted laws and regulations on internet information security and protection of personal information from any abuse or unauthorized disclosure. The Decisions on Maintaining Internet Security which was enacted by the SCNPC, may subject violators to criminal punishment in the PRC for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

Pursuant to the Decision on Strengthening the Protection of Online Information issued by the SCNPC, and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. “Personal information” is defined as information that identifies a citizen, the time or location for his/her use of telecommunication and internet services or involves privacy of any citizen such as his/her birth date, ID card number, and address. An internet information service provider must also keep information collected strictly confidential, and is further prohibited from divulging, tampering or destroying of any such information, or selling or providing such information to other parties. Any violation of the above decision or order may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, the following activities may constitute the crime of infringing upon a citizen’s personal information:(i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

Pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC, any person or entity that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders is subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtain any personal information is subject to criminal penalty in severe situation.

Pursuant to the PRC Cyber Security Law issued by the SCNPC, “personal information” refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify individuals’ personal information including but not limited to: individuals’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The Cyber Security Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception.

Pursuant to the Provisions on Internet Security Supervision and Inspection by Public Security Organs, which was promulgated by the Ministry of Public Security, the public security departments are authorized to carry out internet security supervision and inspection of the internet service providers from the following aspects, among others: (i) whether the service providers have completed the recordation formalities for online entities, and filed the basic information on and the changes of the accessing entities and users; (ii) whether they have established and implemented the cybersecurity management system and protocols, and appointed the persons responsible for cybersecurity; (iii) whether the technical measures for recording and retaining users’ registration information and weblog data are in place according to the law; (iv) whether they have taken technical measures to prevent computer viruses, network attacks and network intrusion; (v) whether they have adopted preventive measures to tackle the information that is prohibited to be issued or transmitted by the laws and administrative regulations in the public information services; (vi) whether they provide technical support and assistance as required by laws to public security departments to safeguard national security and prevent and investigate on terrorist activities and criminal activities; and (vii) whether they have fulfilled the obligations of the grade-based cybersecurity protection and other obligations prescribed by the laws and administrative regulations. In particular, public security departments shall also carry out supervision and inspection on whether an internet service provider has taken required measures to manage information published by users, adopted proper measures to handle the published or transmitted information that is prohibited to be published or transmitted, and kept the relevant records.

In addition, the Office of the Central Cyberspace Affairs Commission, the MIIT, the Ministry of Public Security, and the SAMR jointly issued an Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Apps to carry out special campaigns against mobile Apps collecting and using personal information in violation of applicable laws and regulations, which prohibits business operators from collecting personal information irrelevant to their services, or forcing users to give authorization in disguised manner.

On August 22, 2019, the Cyberspace Administration of China issued the Provisions on the Cyber Protection of Children’s Personal Information, which will take effect on October 1, 2019. The Provisions on the Cyber Protection of Children’s Personal Information apply to the collection, storage, use, transfer and disclosure of the personal information of children under the age of 14, or the Children, via the internet. The Provisions on the Cyber Protection of Children’s Personal Information require that network operators shall establish special rules and user agreements for the protection of Children’s personal information, inform the Children’s guardians in a noticeable and clear manner, and shall obtain the consent of the Children’s guardians. When obtaining the consent of the Children’s guardians, network operators shall explicitly inform of several matters, including without limitation, the purpose, method and scope of collection, storage, use, transfer and disclosure of the personal information of Children, and methods for correcting and deleting Children’s personal information. Provisions on the Cyber Protection of Children’s Personal Information also require that when collecting, storing, using, transferring and disclosing personal information of Children, network operators shall comply with certain regulatory requirements, including without limitation, that network operators shall designate specific personnel to take charge of the protection of Children’s personal information and shall strictly set the information access authority for their staff to the Children’s personal information in the principle of minimal authorization.

Regulation Related to Publishing

Under the Administrative Provisions on the Publications Market, or the Publication Market Provisions, which was jointly promulgated by the SAPPRFT and the MOFCOM, any enterprise or individual who engages in publishing activities shall obtain a Publishing License from SAPPRFT or its local counterpart. Without licensing, such entity or individual may be ordered to cease illegal acts by the competent administrative department of publication and be concurrently subject to fines.

Regulation Related to Scope of Business

Under the Implementation Rules for the Administrative Regulations on Registration of Enterprise Legal Persons promulgated by SAIC, enterprises shall engage in business activities in accordance with the scope of business approved and registered by the registration authorities. Enterprises which engage in business activities beyond the approved and registered scope of business shall be given a warning, depending on the extent of the offense, illegal income shall be confiscated, a fine of no more than three times the amount of the illegal income shall be imposed, capped at RMB30,000; where there is no illegal income, a fine of no more than RMB10,000 shall be imposed.

Regulation Related to Advertising

The principal regulations governing advertising businesses in China are the PRC Advertising Law and the Advertising Administrative Regulations promulgated by the State Council. These laws, rules and regulations require companies that engage in advertising activities to obtain a business license that explicitly includes advertising in the business scope from the SAIC or its local branches.

Applicable PRC advertising laws, rules and regulations contain certain prohibitions on the content of advertisements in China (including prohibitions on misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest). Advertisements for anesthetic, psychotropic, toxic or radioactive drugs are prohibited, and the dissemination of advertisements of certain other products, such as tobacco, patented products, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics, are also subject to specific restrictions and requirements. Education and/or training advertisements shall not contain the following contents: (i) explicit or implicit guarantee for successful enrolment to a higher grade, passing of examination, obtaining of degree qualification or passing certificate, or the effect of education or training; (ii) explicit or implicit expression of participation by the relevant examination body or its personnel, personnel setting examination questions in the education or training; and recommendation and/or endorsement by scientific research institutes, academic institutions, educational organizations, industry associations, professionals or beneficiaries using their name or image.

Advertisers, advertising operators and advertising distributors are required by applicable PRC advertising laws, rules and regulations to ensure that the content of the advertisements they prepare or distribute are true and in compliance with applicable laws, rules and regulations. Violation of these laws, rules and regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may revoke the violator’s license or permit for advertising business operations. In addition, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe the legal rights and interests of third parties, such as infringement of intellectual proprietary rights, unauthorized use of a name or portrait and defamation.

Regulation Related to Intellectual Property Rights

Copyright and Software Registration

The SCNPC promulgated the PRC Copyright Law in 1990 and revised it in 2001 and 2010 respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. To address the problem of copyright infringement related to the content posted or transmitted over the internet, the National Copyright Administration, or the NCAC, and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet.

The Computer Software Protection Regulations promulgated by the State Council are formulated for protecting the rights and interests of computer software copyright owners, encouraging the development and application of computer software and promoting the development of software business. In order to further implement the Computer Software Protection Regulations, the NCAC issued the Computer Software Copyright Registration Procedures, which apply to software copyright registration, license contract registration and transfer contract registration.

Patents

Under the Patent Law of the PRC adopted by the SCNPC, a patentable invention, utility model or design must meet three conditions, namely novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, both starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, otherwise the use will constitute an infringement of the rights of the patent holder.

Trademark

Trademarks are protected by the PRC Trademark Law and its implementation rule. The Trademark Office of National Intellectual Property Administration under the SAIC handles trademark registrations and grants a protection term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Domain Name

According to the Administrative Measures on Internet Domain Names, or the Domain Name Measures, any party that has domain name root servers, and the institution for operating domain name root servers, the domain name registry and the domain name registrar within the territory of China, shall obtain a permit for this purpose from the MIIT or the communications administration of the local province, autonomous region or municipality directly under the Central Government. The registration of domain names is generally on a “first-apply-first-registration” basis and a domain name applicant will become the domain name holder upon the completion of the application procedure.

Regulation Related to Employment, Social Insurance and Housing Fund

Employment

Pursuant to the PRC Labor Law and the PRC Labor Contract Law, a written labor contract shall be executed by an employer and an employee when the employment relationship is established. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, the PRC government has continued to introduce various new labor-related regulations after the PRC Labor Contract Law. Amongst other things, new annual leave requirements mandate that annual leave ranging from five to 15 days is available to nearly all employees and further require that the employer compensate an employee for any annual leave days the employee is unable to take in the amount of three times his daily salary, subject to certain exceptions. Moreover, all PRC enterprises are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities.

Social Insurance

The Law on Social Insurance of the PRC has established social insurance systems of basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by going through social insurance registration with local social insurance authorities or agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the State Administration of Taxation of the PRC, or the SAT will become solely responsible for collecting social insurance premiums.

Housing Fund

According to the Administrative Regulations on the Administration of Housing Fund, housing fund paid and deposited both by employee themselves and their unit employer shall be owned by the employees.

An employer shall undertake registration of payment and deposit of the housing fund in the housing fund management center and open a housing fund account on behalf of its employees in a commissioned bank. Employers shall timely pay and deposit housing fund contributions in full amount and late or insufficient payments shall be prohibited.

Regulation Related to Foreign Exchange

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the PRC Foreign Exchange Administration Regulations, or the Foreign Exchange Administration Regulations. Under the Foreign Exchange Administration Regulations, Renminbi is generally freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as direct investment, loan or investment in securities outside China, unless prior approval of State Administration of Foreign Exchange, or the SAFE, or its local counterparts has been obtained.

The Circular on Reforming the Management Approach regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprise promulgated by the SAFE, or SAFE Circular 19, allows FIEs to settle their foreign exchange capital at their discretion. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if a FIE needs to make further payment from such account, it still needs to provide supporting documents and proceed with the review process with the banks. Furthermore, SAFE Circular 19 stipulates that the use of capital by FIEs shall follow the principles of authenticity and self-use within the business scope of enterprises. The capital of a FIE and capital in Renminbi obtained by the FIEs from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for payments beyond the business scope of the enterprises or payments as prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities unless otherwise provided by the relevant laws and regulations; (iii) directly or indirectly used for granting entrust loans in Renminbi (unless permitted by the scope of business), repaying inter-enterprise borrowings (including advances by the third-party) or repaying the bank loans in Renminbi that have been sub-lent to third parties; or (iv) directly or indirectly used for expenses related to the purchase of real estate not for self-use (except for the foreign-invested real estate enterprises).

Pursuant to the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a self- discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC Laws, while such converted Renminbi shall not be provided as loans to its non-affiliated entities.

Regulation on Foreign Debt

A loan made by a foreign entity as direct or indirect shareholder in a FIE is considered to be foreign debt in China and is regulated by various laws and regulations, including the Regulation of the People’s Republic of China on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt, and the Administrative Measures for Registration of Foreign Debts. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within 15 business days after entering into the foreign debt contract. Pursuant to these rules and regulations, the maximum amount of the aggregate of (i) the outstanding balance of foreign debts with a term not longer than one year, and (ii) the accumulated amount of foreign debts with a term longer than one year, of a FIE shall not exceed the difference between its registered total investment and its registered capital, or Total Investment and Registered Capital Balance.

On January 12, 2017, the People’s Bank of China, or PBOC, promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Circular 9, which sets forth an upper limit for PRC entities, including FIEs and domestic enterprises, regarding their foreign debts. Pursuant to PBOC No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) shall be calculated using a risk-weighted approach, or Risk-Weighted Approach, and shall not exceed the specified upper limit, namely: risk-weighted outstanding cross-border financing ≤ the upper limit of risk-weighted outstanding cross-border financing. Risk-weighted outstanding cross-border financing = S outstanding amount of RMB and foreign currency denominated cross-border financing * maturity risk conversion factor * type risk conversion factor + S outstanding foreign currency denominated cross-border financing * exchange rate risk conversion factor. Maturity risk conversion factor shall be 1 for medium- and long-term cross-border financing with a term of more than one year and 1.5 for short-term cross-border financing with a term of one year or less than one year. Type risk conversion factor shall be 1 for on-balance-sheet financing and 1 for off-balance-sheet financing (contingent liabilities) for the time being. Exchange rate risk conversion factor shall be 0.5. The PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises shall be 200% of its net assets, or Net Asset Limits. The PBOC Circular 9 does not supersede the Interim Provisions on the Management of Foreign Debts, but rather serves as a supplement to it. PBOC Circular 9 provided for a one-year transitional period, or the Transitional Period, from its promulgation date for FIEs, during which period FIEs could choose to calculate their maximum amount of foreign debt based on either (i) the Total Investment and Registered Capital Balance, or (ii) the Risk-Weighted Approach and the Net Asset Limits. Under the PBOC Notice No. 9, after the Transitional Period ends on January 11, 2018, the PBOC and SAFE will determine the cross-border financing administration mechanism for the foreign-invested enterprises after evaluating the overall implementation of PBOC Notice No. 9. As of the date of this prospectus, neither the PBOC nor SAFE has promulgated and made public any further rules, regulations, notices or circulars in this regard. In addition, according to PBOC Circular 9, a foreign loan must be filed with SAFE through the online filing system of SAFE after the loan agreement is signed and at least three business days prior to the borrower withdraws any amount from such foreign loan.

Regulation on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to regulate foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents (including individuals and entities) for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by PRC residents in the offshore special purpose vehicles by means of acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which provides that applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE.

An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the FIE that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant FIE, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Regulation Related to Stock Incentive Plans

SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, or the Stock Option Rules in February 2012, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. The domestic qualified agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the domestic qualified or other material changes. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests.

In addition, the SAT, has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of such overseas listed company have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or the PRC subsidiaries fail to withhold their income taxes according to relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulation Related to Taxation

Enterprise Income Tax

The Enterprise Income Tax Law enacted by the National People’s Congress and the Implementing Rules of the Enterprise Income Tax Law promulgated by the State Council (or collectively, the PRC EIT Law) apply a uniform 25% enterprise income tax rate to both foreign-invested enterprises and domestic enterprises, except where tax incentives are granted to special industries and projects. Enterprises qualifying as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status.

Under the PRC EIT Law, an enterprise established outside China with its “de facto management body” located in China is considered a “resident enterprise”, which means it can be treated as domestic enterprise for enterprise income tax purposes. A non-resident enterprise that does not have an establishment or place of business in China, or has an establishment or place of business in China but the income of which has no actual relationship with such establishment or place of business, shall pay enterprise income tax on its income deriving from inside China at the reduced rate of enterprise income tax of 10% and such income tax shall be subject to withholding at the source, where the payer shall act as the withholding agent. Dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement.

The Notice on Issues Concerning the Determination of Chinese-Controlled Enterprises Registered Overseas as Resident Enterprises on the Basis of Their Bodies of Actual Management, or the SAT Circular 82, provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. According to the SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect of the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise and certain other conditions are met. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends.

The Announcement of the State Administration of Taxation on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-resident Enterprises issued by the SAT, or SAT Bulletin 7, extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. Pursuant to SAT Bulletin 7, where a non-resident enterprise indirectly transfers properties such as equity in PRC resident enterprises without any justifiable business purposes and aiming to avoid the payment of enterprise income tax, such indirect transfer must be reclassified as a direct transfer of equity in PRC resident enterprise. To assess whether an indirect transfer of PRC taxable properties has reasonable commercial purposes, all arrangements related to the indirect transfer must be considered comprehensively and factors set forth in SAT Bulletin 7 must be comprehensively analyzed in light of the actual circumstances. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market.

The Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source issued by the SAT later, or SAT Bulletin 37, further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Value-Added Tax

Pursuant to the Provisional Regulations on PRC Value-Added Tax and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

Regulation Related to M&A and Overseas Listings

The MOFCOM, the State-owned Assets Supervision and Administration Commission, the SAT, the SAIC (currently known as the State Administration for Market Regulation of the PRC, or the SAMR), the China Securities Regulatory Commission, or CSRC, and the SAFE jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules. The M&A Rules require in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise where any of the following situations exist: (i) the transaction involves an important industry in China, (ii) the transaction may affect national economic security, or (iii) the PRC domestic enterprise has a well-known trademark or historical Chinese trade name in China. The M&A Rules, among other things, also require that (i) PRC entities or individuals obtain MOFCOM approval before they establish or control an SPV overseas, provided that they intend to use the SPV to acquire their equity interests in a PRC company at the consideration of newly issued share of the SPV, or Share Swap, and list their equity interests in the PRC company overseas by listing the SPV in an overseas market; (ii) the SPV obtains MOFCOM’s approval before it acquires the equity interests held by the PRC entities or PRC individual in the PRC company by Share Swap; and (iii) the SPV obtains CSRC approval before it lists overseas.

The M&A Rules further requires that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds be cleared by the MOFCOM before they can be completed.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors upon the completion of this offering.

Directors and Executive Officers	Age	Position/Title
William Lei Ding	47	Director
Feng Zhou	41	Director, Chief Executive Officer
Harry Heung Yeung Shum*	52	Independent Director appointee
Jimmy Lai*	63	Independent Director appointee
Yinghui Wu	40	Vice President
Lei Jin	42	Vice President
Renlei Liu	38	Vice President
Peng Su	39	Vice President
Yongwei Li	39	Vice President

*

Each of Mr. Harry Heung Yeung Shum and Mr. Jimmy Lai has accepted appointment as a director, which will be immediately effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

William Lei Ding has served as our director since January 2015. Mr. Ding is the founder of NetEase and currently serves as a director and the chief executive officer of NetEase. At NetEase, from March 2001 to November 2005, Mr. Ding served as the chief architect, and, from June 2001 to September 2001, he served as acting chief executive officer and acting chief operating officer. From July 1999 to March 2001, Mr. Ding served as co-chief technology officer of NetEase, and from July 1999 to April 2000, he also served as NetEase’s interim chief executive officer. Mr. Ding established Guangzhou NetEase and Shanghai EaseNet in May 1997 and January 2008. Mr. Ding holds a bachelor of science degree in communication technology from the University of Electronic Science and Technology of China.

Feng Zhou currently serves as our Chief Executive Officer and has served as our director since April 2018. Prior to joining us in 2007, Dr. Zhou served as a software engineer at ChinaRen Inc. where he led the development of its internet email system. Dr. Zhou received his bachelor’s degree and master’s degree in computer science from Tsinghua University and received a Ph.D. in computer science from the University of California, Berkeley.

Harry Heung Yeung Shum will serve as our director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Shum joined Microsoft Research in 1996 as a researcher based in Redmond, Washington. In 1998, he joined Microsoft Research Asia (formerly known as Microsoft Research China) in Beijing, China as one of the founding members and subsequently spent nine years there, becoming the managing director of Microsoft Research Asia. From 2007 to 2013, Mr. Shum served as the corporate vice president in charge of Bing search product development. Since 2013, he has served as the executive vice president of Microsoft Corporation. Mr. Shum received his Ph.D. in robotics from Carnegie Mellon University.

Jimmy Lai will serve as our director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. Mr. Lai has served as an independent director of PPDAI Group Inc. (NYSE: PPDF) since November 2017, and an independent director of Huami Corporation (NYSE: HMI) since February 2018. Previously, Mr. Lai served as the chief financial officers of China Online Education Group (NYSE: COE) from 2015 to 2018, Chukong Technologies Corp. from 2013 to 2015, and Gamewave Corporation from 2011 to 2013. Prior to that, Mr. Lai served as the chief financial officer of several public companies listed in the United States and in various finance-related roles in other companies. Mr. Lai received his bachelor’s degree in Statistics from the National Cheng Kung University in Taiwan and his MBA from the University of Texas at Dallas. Mr. Lai is a certified public accountant licensed in the State of Texas.

Yinghui Wu currently serves as our Vice President. Prior to joining us in 2005, Mr. Wu served as a technology manager at Sohu.com Limited (Nasdaq: SOHU) from 2004 to 2005. Mr. Wu received his bachelor’s degree and master’s degree in computer science from Tsinghua University.

Lei Jin currently serves as our Vice President. Prior to joining us in 2005, Mr. Jin served as a software engineer of Intel Corporation (Nasdaq: INTC) from 2003 to 2005. Mr. Jin received his bachelor’s degree and master’s degree in computer science from Tsinghua University.

Renlei Liu currently serves as our Vice President of Marketing. Mr. Liu joined us in 2007 and is currently in charge of our marketing department. Mr. Liu received his MBA from Tsinghua University.

Peng Su has served as our Vice President of Strategies and Capital Markets since March 2019. Prior to joining us, Mr. Su worked at the New York Stock Exchange (China) for over 12 years in various roles, including its Representative and later its Chief Representative. Mr. Su received his master’s degree from North Carolina State University.

Yongwei Li has served as our Vice President of Finance since May 2019. Prior to joining us, Mr. Li served as a financial controller at Weibo Corporation (Nasdaq: WB) and Sina Corporation (Nasdaq: SINA) from 2013 to 2019. Mr. Li previously worked at PricewaterhouseCoopers Zhong Tian LLP between 2005 and 2013, with his last role as an audit manager. Mr. Li received his master’s degree in business administration from Jinan University. He is a certified public accountant in the State of New Hampshire and a member of the American Institution of Certified Public Accountants. Mr. Li also qualifies as a member of the Association Chartered Certified Accountant and a member of the Chinese Institute of the Certified Public Accountant.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Each of our executive officers is employed for indefinite duration until the employment is terminated pursuant to the employment agreement or as mutually agreed between the executive officer and us. We may terminate an executive officer’ employment for cause at any time without advance notice in certain events. Save for certain exceptions, either we or the executive officer may terminate the employment at any time by giving a prior written notice. Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information including the confidential information of our users, customers and suppliers. In addition, each executive officer has agreed to be bound by certain non-competition and non-solicitation restrictions during the term of his or her employment and 12 months after the termination of the employment. We have also entered into indemnification agreements with each of our directors and executive officers.

Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Board of Directors

Our board of directors will consist of four directors upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part. A director is not required to hold any shares in our company to qualify to serve as a director. For so long as Dr. Zhou beneficially owns not less than 50% of the ordinary shares that he beneficially owned immediately upon the completion of this offering, his shareholding entity shall be entitled to nominate at least one non-independent director but no more than one third of all non-independent directors then in office, whose appointment and removal shall be subject to the approval by the board of directors or the shareholders by an ordinary resolution. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided that (a) such director declares the nature of his interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered, if he knows his interest then exists, or in any other case at the first meeting of the board after he knows that he is or has become so interested, and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We intend to establish an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part, and have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Mr. Harry Heung Yeung Shum and Mr. Jimmy Lai, and is chaired by Mr. Jimmy Lai. We have determined that both Mr. Harry Heung Yeung Shum and Mr. Jimmy Lai satisfy the requirements of Section 303A of the Corporate Governance Rules of the NYSE and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Mr. Jimmy Lai qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•

reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor;

•	approving the remuneration and terms of engagement of the independent auditor and pre-approving all services permitted to be performed by our independent auditors;

•	evaluating the independent auditor’s qualifications, performance and independence;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•

discussing with our independent auditor, among other things, the audits of the financial statements, including whether any material information should be disclosed, issues regarding accounting and auditing principles and practices;

•	reviewing and approving all proposed related party transactions, as defined in Item 7 of Form 20-F, including transactions between NetEase and us;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

•	periodically reviewing and reassessing the adequacy of the committee charter;

•	approving annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•	meeting separately and periodically with management and the independent registered public accounting firm;

•	monitoring compliance with our code of business conduct and ethics and report on such compliance to the board; and

•	reporting regularly to the board.

Compensation Committee. Our compensation committee will consist of Mr. Harry Heung Yeung Shum and Mr. Jimmy Lai and will be chaired by Mr. Harry Heung Yeung Shum. We have determined that both directors satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•	overseeing the development and implementation of compensation programs in consultation with our management;

•	reviewing and approving, or recommending to the board for its approval, the compensation for our executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-executive directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements;

•	periodically reviewing and reassessing the adequacy of the committee charter;

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and

•	reporting regularly to the board.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of Mr. Harry Heung Yeung Shum and Mr. Jimmy Lai, and is chaired by Mr. Harry Heung Yeung Shum. We have determined that both directors satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the NYSE. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•	reviewing and evaluating the size, composition, function and duties of the board consistent with its needs;

•	reviewing candidates’ qualifications for membership on the board or a committee of the board based on the criteria approved by the board;

•	making recommendations to the board as to determinations of director independence;

•	periodically reviewing and reassessing the adequacy of the committee charter; and

•	evaluating the performance and effectiveness of the board as a whole.

Duties and Functions of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonable prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. In accordance with our Post-IPO MAA, the functions and powers of our board of directors include, among others, (i) convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings, (ii) declaring dividends, (iii) appointing officers and determining their terms of offices and responsibilities, and (iv) approving the transfer of shares of our company, including the registering of such shares in our share register. In addition, in the event of a tie vote, the chairman of our board of directors has, in addition to his personal vote, the right to cast a second or casting vote.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by ordinary resolution or the affirmative vote of a simple majority of the other directors present and voting at a board meeting. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be of unsound mind; (iii) resigns by notice in writing to our company; (v) is prohibited by law or NYSE rules from being a director; or (vi) is removed from office pursuant to any other provisions of our Post-IPO MAA.

Interested Transactions

A director may, subject to any separate requirement for audit committee approval under applicable law or applicable NYSE rules, vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2018, we paid an aggregate of RMB9.0 million (US$1.3 million) in cash to our executive officers, and we did not pay any cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and our VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

Share Incentive Plan

2015 Share Incentive Plan

We adopted an employee share incentive plan, which we refer to as the 2015 Plan, in February 2015, which was amended in April 2018. The purpose of the 2015 Plan is to promote the success and enhance the value of our company by linking the personal interests of the employees, directors and consultants to those of our shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to our shareholders. The maximum aggregate number of ordinary shares we are authorized to issue pursuant to equity awards granted under the 2015 Plan is 10,222,222 shares. As of the date of this prospectus, options to purchase a total of 8,432,500 ordinary shares are outstanding under the 2015 Plan, and none of such options had vested and become exercisable.

The following paragraphs summarize the terms of the 2015 Plan.

Types of Awards. The 2015 Plan permits the awards of options, restricted shares, restricted share units, share appreciation rights, dividend equivalents, share payments, deferred shares and other type of awards as designed and approved by the plan administrator.

Plan Administration. The 2015 Plan shall be administrated by the board or a committee of the board as may be designated by the board.

Eligibility. Any employee, director or consultant of the company shall be eligible to participate in the 2015 Plan, as determined by the plan administrator.

Award Agreement. Each award under the 2015 Plan shall be evidenced and governed exclusively by an award agreement executed by the company and the participants, including any amendments thereto. The award agreement may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and the company’s authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award. The award agreement shall also include such additional provisions as may be specified by the plan administrator.

Conditions of Award. The plan administrator of the 2015 Plan shall determine the provisions, terms, and conditions of each award including, but not limited to, the types of awards, award vesting schedule, number of awards to be granted and the number of shares to be covered by the awards, exercise price, any restrictions or limitations on the award and term of each award.

Acceleration of Awards upon Change in Control. Upon a change of control of the company, any award previously granted pursuant to the 2015 Plan shall vest immediately unless the plan administrator determines otherwise.

Protection against Dilution. In the event of any dividend, share split, combination or exchange of shares, amalgamation, arrangement or consolidation, spin-off, recapitalization or other distribution (other than normal cash dividends) of company assets to our shareholders, or any other change affecting the share capital, the plan administrator shall make such proportionate adjustments, if any, as necessary to reflect such change with respect to (i) the aggregate number and type of shares that may be issued under the 2015 Plan; (ii) the terms and conditions of any outstanding awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (iii) the grant or exercise price per share for any outstanding awards under the 2015 Plan.

Amendment, Suspension or Termination of the 2015 Plan. With the approval of the board, the plan administrator may terminate, amend or modify the 2015 Plan; provided, however, that to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule, unless the company decides to follow home country practice not to seek the shareholder approval for any amendment or modification of the 2015 Plan, the company shall obtain shareholder approval of any plan amendment in such a manner and to such a degree as required. No termination, amendment, or modification of the 2015 Plan shall adversely affect in any material way any award previously granted pursuant to the 2015 Plan without the prior written consent of the participant.

The following table summarizes, as of the date of this prospectus, the number of ordinary shares underlying outstanding options that we granted to our directors and executive officers:

	Ordinary Shares Underlying Options Granted	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
William Lei Ding	—	—	—	—
Feng Zhou	—	—	—	—
Harry Heung Yeung Shum**	—	—	—	—
Jimmy Lai**	—	—	—	—
Yinghui Wu	—	—	—	—
Lei Jin	—	—	—	—
Renlei Liu	*	US$1.5 to US$2.5	February 11, 2015 and January 17, 2017	February 11, 2021 and January 17, 2023
Peng Su	*	US$3.5	May 30, 2019	May 30, 2025
Yongwei Li	*	US$3.5	May 30, 2019	May 30, 2025

All directors and executive officers as a group	*	US$1.5 to US$3.5	February 11, 2015, January 17, 2017 and May 30, 2019	February 11, 2021, January 17, 2023 and May 30, 2025

*	Less than 1% of our total outstanding shares.
**

Each of Mr. Harry Heung Yeung Shum and Mr. Jimmy Lai has accepted appointment as a director, which will be effective immediately upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

As of the same date, our employees as a group hold options to purchase 8,432,500 ordinary shares, with exercise prices ranging from US$1.5 per share to US$3.5 per share, with a weighted average of exercise prices of US$2.4 per share.

For discussions of our accounting policies and estimates for awards granted pursuant to the 2015 Plan, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies, Judgments and Estimates—Share-based Compensation and Fair Value of Our Ordinary Shares.”

PRINCIPAL SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.

We have adopted a dual-class voting structure which will become effective immediately prior to the completion of this offering. The issued and outstanding ordinary shares beneficially owned prior to this offering by (i) NetEase, (ii) Dr. Zhou, our Chief Executive Officer and director, and (iii) certain individual minority shareholders who are our employees, will be converted into Class B ordinary shares, and the remaining issued and outstanding ordinary shares and all the Series A preferred shares prior to this offering will be converted into Class A ordinary shares, in each case on a one-to-one basis immediately prior to the completion of this offering.

The calculations in the table below are based on 98,814,815 ordinary shares on an as-converted basis issued and outstanding as of the date of this prospectus and 111,990,573 ordinary shares issued and outstanding immediately upon the completion of this offering and the concurrent private placements to Orbis, consisting of (i) 5,600,000 Class A ordinary shares to be sold by us in this offering in the form of ADSs (assuming that the underwriters do not exercise their option to purchase additional ADSs); (ii) 7,575,758 Class A ordinary shares that Orbis has agreed to purchase from us in concurrent private placements in connection with this offering, based on an assumed initial public offering price of US$16.50 per ADS, the midpoint of the estimated public offering price range shown on the front cover of this prospectus; (iii) 9,682,455 Class A ordinary shares converted from 6,814,815 issued and outstanding Series A preferred shares and 2,867,640 issued and outstanding ordinary shares prior to this offering; and (iv) 89,132,360 Class B ordinary shares converted from the same number of issued and outstanding ordinary shares prior to this offering.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior to This Offering		Class A Ordinary Shares Beneficially Owned After This Offering and Concurrent Private Placements		Class B Ordinary Shares Beneficially Owned After This Offering and Concurrent Private Placements		Voting Power After This Offering and Concurrent Private Placements
	Number	%**	Number	%	Number	%	%***
Directors and Executive Officers:†
William Lei Ding(1)	29,751,158	30.1	—	—	29,751,158	33.4	30.7
Feng Zhou(2)	20,341,200	20.6	—	—	20,341,200	22.8	21.0
Harry Heung Yeung Shum††	—	—	—	—	—	—	—
Jimmy Lai††	—	—	—	—	—	—	—
Yinghui Wu(3)	1,840,000	1.9	—	—	1,840,000	2.1	1.9
Lei Jin	*	*	—	—	920,000	1.0	1.0
Renlei Liu	*	*	—	—	*	*	*
Peng Su	—	—	—	—	—	—	—
Yongwei Li	—	—	—	—	—	—	—
All directors and executive officers as a group	53,036,358	53.7	—	—	53,036,358	59.5	54.8
Principal Shareholders:
NetEase, Inc.(4)	65,387,160	66.2	—	—	65,387,160	73.4	67.6
Peng Ke Holdings Inc.(2)	20,341,200	20.6	—	—	20,341,200	22.8	21.0

Notes:

*

With respect to percentages of beneficial ownership prior to this offering, less than 1% of our total issued and outstanding shares on an as-converted basis and, with respect to percentages of beneficial ownership following this offering, less than 1% of the class.

**

For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 98,814,815, being the number of ordinary shares on an as-converted basis issued and outstanding as of the date of this prospectus, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this prospectus.

***

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class.

†

The business address of our directors and executive officers, except William Lei Ding, Harry Heung Yeung Shum, and Jimmy Lai, is No. 399 Wangshang Road, Binjiang District, Hangzhou 310051, People’s Republic of China.

††

Each of Mr. Harry Heung Yeung Shum and Mr. Jimmy Lai has accepted appointment as a director, which will be immediately effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

(1)

Represents 29,751,158 ordinary shares held of record by NetEase (of which Mr. Ding is the chief executive officer, a director and a principal shareholder). Mr. Ding, through Shining Globe International Limited, beneficially owns approximately 45.5% equity interest in NetEase. Shining Globe International Limited is the record owner of 1,456,000,000 ordinary shares of NetEase. Shining Globe International Limited is wholly owned by Shining Globe Holding Limited, which is in turn wholly owned by Shining Globe Trust. Mr. Ding, being the sole director of Shining Globe International Limited and the settlor of the Shining Globe Trust, retains the investment and dispositive powers with respect to the assets of the Shining Globe Trust. The business address of William Lei Ding is Building No. 7, West Zone, Zhongguancun Software Park (Phase II), No. 10 Xibeiwang East Road, Haidian District, Beijing, People’s Republic of China 100193.

(2)

Represents 20,341,200 ordinary shares held of record by Peng Ke Holdings Inc., a British Virgin Islands company ultimately wholly owned by Cititrust Private Trust (Cayman) Limited as the trustee of a discretionary and revocable trust constituted under the laws of the Cayman Islands, with Dr. Zhou as the settlor and the sole beneficiary. The registered address of Peng Ke Holdings Inc. is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The business address of Dr. Zhou is the same as the address of our principal executive offices.

(3)

Represents 1,840,000 ordinary shares held of record by Ice River Tech, Inc., a British Virgin Islands Company wholly owned by Mr. Wu. The registered address of Ice River Tech, Inc. is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The business address of Mr. Wu is the same as the address of our principal executive offices.

(4)

The business address of NetEase, Inc., a Cayman Islands company, is Building No. 7, West Zone, Zhongguancun Software Park (Phase II), No. 10 Xibeiwang East Road, Haidian District, Beijing 100193, People’s Republic of China. NetEase is a reporting company under the Exchange Act and is listed on the Nasdaq Global Select Market.

As of the date of this prospectus, none of our issued and outstanding ordinary shares or preferred shares is held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital—History of Securities Issuances” for a description of issuances of our ordinary shares and preferred shares that have resulted in significant changes in ownership held by our major shareholders. Upon the completion of this offering and the concurrent private placements to Orbis, NetEase will remain our controlling shareholder.

RELATED PARTY TRANSACTIONS

Transactions with NetEase

Share Issuance to NetEase

In March 2018, we issued 65,377,160 ordinary shares to NetEase as part of our offshore restructuring in connection with our series A financing in April 2018. See “Description of Share Capital—History of Securities Issuances.”

Acquisition of Online Learning Businesses from NetEase

In May 2019, we acquired certain online course-related businesses, including NetEase Cloud Classroom, China University MOOC and NetEase Kada, from the NetEase Group, as we believe these offerings generally appeal to different target audiences from, and as a result complement, Youdao Premium Courses, our existing online course brand and enable us to reach a broader student base. Since these businesses were controlled by NetEase both before and after the acquisition, such transactions are accounted for as business combinations under common control. Therefore, our consolidated financial statements included elsewhere in this prospectus include the acquired assets and liabilities at their historical carrying value. In addition, the consolidated financial statements reflect the results of the acquired businesses as if the current corporate structure, including the transfer of business in May 2019, had been in existence throughout the periods presented.

Business Cooperation Agreements

In connection with this offering, we have entered into a series of business cooperation agreements with NetEase, which will become effective upon the completion of this offering. See “Our Relationship with NetEase—Business Cooperation Agreements.”

Other Related Party Transactions with NetEase

The table below sets forth our significant related party transactions with entities that control us or are under common control with us for the periods indicated:

	For the Year Ended December 31,			For the Six Months Ended June 30,
	2017	2018		2018	2019
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Services and products provided to the NetEase Group
Learning services and products provided to the NetEase Group (1)	4,854	10,485	1,527	5,330	3,769	549
Online marketing services provided to the NetEase Group(2)	6,297	16,763	2,442	11,138	11,222	1,635

Services and products purchased from the NetEase Group
Services purchased from the NetEase Group(3)	31,611	67,094	9,773	24,396	34,403	5,011
Fixed assets and inventories purchased from the NetEase Group (4)	—	6,647	968	15	12,058	1,756

Loan related transactions
Addition of short-term loans from the NetEase Group	57,000	—	—	—	—	—
Interest expenses on short-term loans from the NetEase Group(5)	29,523	31,851	4,640	15,371	16,987	2,474

Equity related transactions
Deemed contribution related to acquisition of businesses under common control(6)	49,265	44,024	6,413	34,773	69,603	10,139
Deemed contribution from the NetEase Group related to issuance of preferred shares(7)	—	4,722	688	4,722	—	—
Share-based compensation under NetEase Plan(8)	5,290	6,176	900	2,629	2,127	310

Notes:

(1)	Mainly refer to the arrangements where entities within the NetEase Group act as the distributors to sell our smart devices.
(2)	Mainly refer to the advertising services we provide to the other members of the NetEase Group to promote their services and products.
(3)	Mainly consist of the human resource functions performed by employees of other members of the NetEase Group.
(4)	Mainly consist of certain fixed assets and hardware purchased by us from the NetEase Group.
(5)	Represent the interest paid on the short-term loans we borrowed from the NetEase Group.
(6)

Represent the costs and expenses incurred by the businesses acquired by us from the NetEase Group which were paid by NetEase on behalf of such acquired business. See “—Acquisition of Online Learning Businesses from NetEase.”

(7)

Represent the deemed contribution from NetEase by guaranteeing our obligations to repurchase certain preferred shares held by our investors at the agreed prices if we have no sufficient funds to redeem such preferred shares.

(8)

Represent the share-based compensation under NetEase’s 2009 RSU Plan allocated to us based on grants under such plan to our employees. For more information about NetEase’s 2009 RSU Plan, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies, Judgments and Estimates—Share-based Compensation and Fair Value of Our Ordinary Shares—NetEase’s 2009 RSU Plan.”

The table below sets forth the balances with our related parties as of the dates indicated:

	As of December 31,			As of June 30,
	2017	2018		2019
	RMB	RMB	US$	RMB	US$
	(in thousands)
Accounts due from the NetEase Group	9,210	11,240	1,637	34,037	4,958
Accounts due to the NetEase Group	18,235	37,213	5,421	52,097	7,589
Short-term loans from the NetEase Group	878,000	878,000	127,895	878,000	127,895

The accounts due from the NetEase Group as of December 31, 2017 and 2018 and June 30, 2019 primarily consisted of amounts unsettled in connection with the services provided to the NetEase Group, as indicated in the table for the significant related party transactions above. The accounts due to the NetEase Group as of December 31, 2017 and 2018 and June 30, 2019 primarily consisted of amounts unsettled in connection with the services and products purchased from the NetEase Group, as indicated in the table for the significant related party transactions above.

The short-term loans from the NetEase Group as of December 31, 2017 and 2018 and June 30, 2019 consisted of RMB-denominated entrustment loans from the NetEase Group, all of which have an initial fixed term of 12 months with interest rates ranging from 3.5% to 3.9% per annum.

Contractual Arrangements

See “Our History and Corporate Structure” for a description of the contractual arrangements by and among our PRC subsidiary, our VIEs and the shareholders of our VIEs.

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Share Incentives

See “Management—Share Incentive Plan.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and Companies Law (2018 Revision) of the Cayman Islands, which we refer to as the “Companies Law” below, and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital consists of US$50,000 divided into 490,000,000 ordinary shares with a par value of US$0.0001 each and 10,000,000 Series A preferred shares with a par value of US$0.0001 each. As of the date of this prospectus, there are 92,000,000 ordinary shares and 6,814,815 Series A preferred shares issued and outstanding. All of our issued and outstanding ordinary shares are fully paid. Immediately prior to the completion of this offering, all of our issued and outstanding preferred shares will be redesignated or converted into ordinary shares on a one-for-one basis and our authorized share capital immediately prior to the completion of this offering will be US$50,000 divided into 500,000,000 ordinary shares with a par value of US$0.0001 each.

We have adopted a fourth amended and restated memorandum and articles of association (the “Post-IPO MAA”), which will become effective and replace the current third amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. Our Post-IPO MAA provides that, immediately prior to the closing of this offering, we will have two classes of ordinary shares, the Class A ordinary shares and Class B ordinary shares. Our authorized share capital immediately prior to the completion of the offering will be US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each, comprising of (a) 200,000,000 Class A ordinary shares of a par value of US$0.0001 each, (b) 100,000,000 Class B ordinary shares of a par value of US$0.0001 each, and (c) 200,000,000 shares of such class or classes as our board of directors may determine. All issued and outstanding ordinary shares beneficially owned by (i) NetEase, (ii) Dr. Zhou, our Chief Executive Officer and director, and (iii) certain individual minority shareholders who are our employees, will be immediately and automatically converted into Class B ordinary shares on a one-for-one basis, and all the other issued and outstanding ordinary shares and all the issued and outstanding Series A preferred shares prior to this offering will be automatically converted into Class A ordinary shares on a one-for-one basis immediately prior to the completion of this offering. We will issue 5,600,000 Class A ordinary shares represented by ADSs in this offering. All incentive shares, including options, regardless of grant dates, will entitle holders to an equivalent number of Class A ordinary shares once the applicable vesting and exercising conditions are met.

The following are summaries of material provisions of our Post-IPO MAA and the Companies Law insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the closing of this offering.

Ordinary Shares

General. Holders of ordinary shares will have the same rights except for voting and conversion rights. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. We may not issue share to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to our Post-IPO MAA and the Companies Law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Our Post-IPO MAA provide that dividends may be declared and paid out of our profits, realized or unrealized, or out of share premium account or as otherwise permitted under the Companies Law. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they become due in the ordinary course of business and we have funds lawfully available for such purpose.

Classes of Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Except for conversion rights and voting rights, the Class A ordinary shares and Class B ordinary shares shall carry equal rights and rank pari passu with one another, including but not limited to the rights to dividends and other capital distributions.

Conversion. A Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any “person who is not an affiliate” of such holder, or upon a change of beneficial ownership of any Class B ordinary shares as a result of which any person who is not an affiliate of the holders of such Class B ordinary shares becomes a beneficial owner of such Class B ordinary shares, each of such Class B ordinary shares will be automatically and immediately converted into one Class A ordinary share. For the purpose of the foregoing sentence, an “affiliate” of a given shareholder means any person which, directly or indirectly, controls, is controlled by or is under the common control of such given shareholder. Specifically, affiliates of a given shareholder also include (a) such person’s spouse, parents, children, siblings and other individuals living in the same household, (b) estates, trusts, partnerships and other Persons which directly or indirectly through one or more intermediaries are controlled by the foregoing. For the purposes of this definition, “control” means, in relation to any person, having the power to direct the management or policies of such person, including but not limited to through the ownership of more than 50% of the voting power of such person, through the power to appoint a majority of the members of the board of directors or similar governing body of such person, or through contractual arrangements or otherwise. In addition, In the event that a beneficial owner of Class B ordinary shares is a director, an executive officer of the company, an employee of the company or a subsidiary or consolidated affiliated entity of the company, where such person ceases to be a director, an executive officer of the company or an employee of the company or a subsidiary or consolidated affiliated entity of the company, all such Class B ordinary shares as beneficially owned by such person shall be automatically and immediately converted into an equal number of Class A ordinary shares. For the avoidance of doubt, any sale, transfer, assignment or disposition of any Class B ordinary shares by a holder thereof to any person which is also a beneficial owner of Class B ordinary shares shall not trigger the automatic conversion of such Class B ordinary shares into Class A ordinary shares.

Voting Rights. In respect of all matters subject to a shareholders’ vote, holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any such general meeting. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to three votes on all matters subject to the vote at general meetings (include extraordinary general meetings) of our company. All shareholder resolutions shall be determined by poll and not on a show of hands.

A quorum required for a meeting of shareholders consists of one or more holders of shares which carry a majority of all the issued and outstanding shares entitled to vote at general meetings present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our Post-IPO MAA provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the Listing Rules at the NYSE. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Shareholders’ annual general meetings and any other general meetings of our shareholders may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of the votes attaching to the issued and outstanding shares entitled to vote at general meetings, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our Post-IPO MAA do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. Advance notice of at least fifteen (15) calendar days is required for the convening of our annual general meeting and other general meetings unless such notice is waived in accordance with our articles of association.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution also requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our Post-IPO MAA.

In addition, (1) Dr. Zhou beneficially owns not less than 50% of the ordinary shares he beneficially owned immediately upon the completion of this offering; and (2) Dr. Zhou serves as a director or officer of our company, none of the following actions shall be taken without the affirmative vote of the shareholding entity of Dr. Zhou, where he shall have the number of votes equal to the votes of all members who vote for the special resolution, plus one if such matter has not received the approval of the shareholding entity of Dr. Zhou: (i) alter, amend or add to these Articles, to the extent that such alteration, amendment or addition materially adversely varies or abrogates the rights of the shareholding entity of Dr. Zhou; and (ii) liquidation or dissolution of our company.

Transfer of Ordinary Shares. Subject to the restrictions in our Post-IPO MAA as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form prescribed by the NYSE or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the NYSE, be suspended and the register closed at such times and for such periods as our board of directors may, in their absolute discretion, from time to time determine, provided always that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the whole of the share capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. Any distribution of assets or capital to a holder of ordinary share will be the same in any liquidation event.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares (whether on account of the nominal value of the ordinary shares or by way of premium or otherwise) in a notice served to such shareholders at least 14 calendar days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or are otherwise authorized by the Post-IPO MAA. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits, share premium account, capital redemption reserve, or out of capital if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound- up, may be varied with the consent in writing of the holders representing at least two-thirds of the issued shares of that class or series or with the sanction of a special resolution at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares. Our Post-IPO MAA authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our Post-IPO MAA also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of our Post-IPO MAA may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company.

Register of Members

Under the Companies Law, we must keep a register of members and there should be entered therein:

•	the names and addresses of our members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under the Companies Law, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of the Companies Law to have legal title to the shares as set against its name in the register of members. Upon completion of this offering, we will perform the procedure necessary to immediately update the register of members to record and give effect to the issuance of shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England, but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Law. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Law also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

The Companies Law also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissenting minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge actions where:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Post-IPO MAA provides that we shall indemnify our directors and officers for the time being acting in relation to any of the affairs of our company out of the assets of our company from and against all actions, proceedings, costs, charges, losses, damages and expenses which they or any of them shall or may incur or sustain by reason of any act done or omitted in or about the execution of their duty in their respective offices, except such (if any) as they shall incur or sustain by or through their own willful neglect or default. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our Post-IPO MAA.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Controlling Shareholders’ Fiduciary Duties. Under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders. As a matter of Cayman Islands law and in contrast to the position under Delaware law, controlling shareholders of Cayman Islands companies do not owe any such fiduciary duties to the companies they control or to the minority shareholders of such companies under Cayman Islands law. Controlling shareholders of Cayman Islands companies may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit, subject only to very limited equitable constraints, including that the exercise of voting rights to amend the memorandum or articles of association of a Cayman company must be exercised bona fide for the benefit of the company as a whole.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. The Companies Law and our Post-IPO MAA provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law provide shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Post-IPO MAA allow our shareholders holding in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our Post-IPO MAA do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our Post-IPO MAA do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Post-IPO MAA, directors may be removed with or without cause, by an ordinary resolution of our shareholders or the affirmative vote of a simple majority of the other directors present and voting at a board meeting where a quorum is present. A director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (v) is prohibited by law or NYSE rules from being a director; or (vi) is removed from office pursuant to any other provisions of our Post-IPO MAA.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of the Company are required to comply with fiduciary duties which they owe to the Company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company, and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Law and our Post-IPO MAA, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our Post-IPO MAA, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders representing at least two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Law and our Post-IPO MAA, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Nonresident or Foreign Shareholders. There are no limitations imposed by our Post-IPO MAA on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years.

Ordinary Shares

We issued 65,377,160 ordinary shares to NetEase on March 7, 2018 and issued 26,612,840 ordinary shares to Net Depth Holdings, Inc. on March 28, 2018, in each case in exchange for nominal cash consideration as part of an offshore restructuring of our company in connection with our series A financing in April 2018.

Preferred Shares

On April 17, 2018, we issued 4,867,725 Series A preferred shares to TH EDU CAPITAL FUND I LP for a consideration of US$50,000,000.

On April 17, 2018, we issued 1,947,090 Series A preferred shares to GOOD SPIRIT LIMITED for a consideration of US$20,000,000.

As none of the holders of our Series A preferred shares were related parties prior to such holders’ initial investment in our securities, the price of our Series A preferred shares was determined based on negotiations between us and the investors and were approved by our board of directors. Our Series A preferred shares will automatically convert into ordinary shares upon the completion of this offering at an initial conversion ratio of one-to-one, adjusted for share splits, share dividends, recapitalizations and similar transactions.

Option and Equity Award Grants

We have granted options to purchase our ordinary shares to certain of our executive officers and employees. See “Management—Share Incentive Plan.”

Shareholders Agreement

Our currently effective shareholders agreement was entered into on April 17, 2018 by and among us, our shareholders, and certain other parties named therein, which was amended on September 25, 2019.

The current shareholders agreement provides for certain special rights, including right of participation and right of co-sale, and contains provision governing the board of directors and other corporate governance matters. These special rights, as well as the corporate governance provisions, will automatically terminate upon the completion of this offering.

Right to Participate in the Initial Public Offering

Pursuant to the current shareholders agreement, TH EDU CAPITAL FUND I LP, one of our current shareholders, shall have the right to subscribe for certain number of our ordinary shares (or securities representing our ordinary shares) to be issued in connection with this offering on the terms and conditions to be mutually agreed in writing by us and TH EDU CAPITAL FUND I LP.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent one Class A ordinary share (or a right to receive one Class A ordinary share) deposited with The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancelation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of the Cayman Islands and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
• US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancelation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• US$0.05 (or less) per ADS	• Any cash distribution to ADS holders

• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

• US$0.05 (or less) per ADS per calendar year	• Depositary services

• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

• Expenses of the depositary	• Cable and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

• Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary

• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancelation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are canceled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if

•	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•

we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

•	we delist our shares from an exchange outside the United States on which they were listed and do not list the shares on another exchange outside the United States;

•	the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act of 1933;

•	we appear to be insolvent or enter insolvency proceedings;

•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•

are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

•	are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•

the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•

when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Jury Trial Waiver

The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law.

You will not, by agreeing to the terms of the deposit agreement, be deemed to have waived our or the depositary’s compliance with U.S. federal securities laws or the rules and regulations promulgated thereunder.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering and the concurrent private placements to Orbis, 5,600,000 ADSs will be outstanding, representing 5,600,000 Class A ordinary shares, or approximately 5.0% of our outstanding ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our Class A ordinary shares or the ADSs, and while the ADSs have been approved for listing on the NYSE, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

Except as otherwise described below, we, our directors, executive officers, our existing shareholders and our share-based award holders have agreed, subject to certain exceptions, not to transfer or dispose of, directly or indirectly, any ADSs or ordinary shares, or any securities convertible into or exchangeable or exercisable for ADSs or ordinary shares, for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers and our existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings. Each of NetEase, Mr. William Lei Ding, Dr. Feng Zhou, Mr. Yinghui Wu (our Vice President), Mr. Lei Jin (our Vice President), Mr. Renlei Liu (our Vice President) as well as five individual shareholders of our company has agreed with the underwriters to provide a lock-up term of 18 months following the date of this prospectus, with other terms of their lock-up agreements substantially the same as the other parties described above.

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

•

1% of the then outstanding Class A ordinary shares of the same class, or ADSs representing those shares, which will equal approximately 228,582 Class A ordinary shares immediately after this offering and the concurrent private placements to Orbis, assuming the underwriters do not exercise their option to purchase additional ADSs; or

•

the average weekly trading volume of our Class A ordinary shares or ADSs representing those shares on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

TAXATION

The following discussion of Cayman Islands, PRC and United States federal income tax consequences of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in the ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Tian Yuan Law Firm, our PRC legal counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of the ADSs or Class A ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ADSs or Class A ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ADSs or Class A ordinary shares, nor will gains derived from the disposal of the ADSs or Class A ordinary shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of the shares or an instrument of transfer in respect of a share.

People’s Republic of China Taxation

Under the PRC EIT Law, which became effective on January 1, 2008 and most recently amended on December 29, 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, the SAT Circular 82 issued by the SAT in April 2009 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: (a) senior management personnel and departments that are responsible for daily production, operation and management; (b) financial and personnel decision making bodies; (c) key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and (d) half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. Our company is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. As such, we do not believe that our company meets all of the conditions above or is a PRC resident enterprise for PRC tax purposes. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders (including the ADS holders). In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such gains are treated as derived from a PRC source. Furthermore, if we are deemed a PRC resident enterprise, dividends paid to our non-PRC individual shareholders (including the ADS holders) and any gain realized on the transfer of ADSs or Class A ordinary shares by such shareholders may be subject to PRC individual income tax at a rate of 20% (which, in the case of dividends, may be withheld at source by us). These rates may be reduced by an applicable tax treaty, but it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. See “Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

Material U.S. Federal Income Tax Considerations

The following are material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of the ADSs or Class A ordinary shares, but this discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire the ADSs or Class A ordinary shares.

This discussion applies only to a U.S. Holder that acquires the ADSs in this offering and holds the ADSs or Class A ordinary shares as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including the alternative minimum tax, the Medicare contribution tax on net investment income and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•	persons holding ADSs or Class A ordinary shares as part of a straddle, integrated or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes and their partners;

•	tax-exempt entities, “individual retirement accounts” or “Roth IRAs”;

•	persons that own or are deemed to own ADSs or Class A ordinary shares representing 10% or more of our voting power or value; or

•	persons holding ADSs or Class A ordinary shares in connection with a trade or business outside the United States.

If a partnership (or other entity that is classified as a partnership for U.S. federal income tax purposes) owns ADSs or Class A ordinary shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or Class A ordinary shares and their partners should consult their tax advisers as to their particular U.S. federal income tax consequences of owning and disposing of ADSs or Class A ordinary shares.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations, and the income tax treaty between the United States and the PRC, or the Treaty, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. This discussion assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

As used herein, a “U.S. Holder” is a person that is for U.S. federal income tax purposes a beneficial owner of the ADSs or Class A ordinary shares and:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder that owns ADSs will be treated as the owner of the underlying Class A ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying Class A ordinary shares represented by those ADSs.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of ADSs or Class A ordinary shares in their particular circumstances.

Taxation of Distributions

Subject to the passive foreign investment company rules described below, distributions paid on the ADSs or Class A ordinary shares, other than certain pro rata distributions of ADSs or Class A ordinary shares, will be treated as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, dividends paid by “qualified foreign corporations” to certain non-corporate U.S. investors are taxable at the favorable rates applicable to long-term capital gains. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NYSE, where the ADSs will be listed. The favorable rate does not apply if the non-U.S. corporation is a PFIC for the year the dividend is paid or the preceding year. Non-corporate U.S. Holders should consult their tax advisers to determine whether the favorable rate will apply to dividends they receive and whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s, or in the case of ADSs, the depositary’s, receipt. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars on such date. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the amount received. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Dividends will be treated as foreign-source income for foreign tax credit purposes. As described in “—People’s Republic of China Taxation,” dividends paid by us may be subject to PRC withholding tax. For U.S. federal income tax purposes, the amount of the dividend income will include any amounts withheld in respect of PRC withholding tax. Subject to applicable limitations, which vary depending upon the U.S. Holder’s circumstances, PRC taxes withheld from dividend payments (at a rate not exceeding the applicable rate provided in the Treaty in the case of a U.S. Holder that is eligible for Treaty benefits) generally will be creditable against a U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a credit, a U.S. Holder may elect to deduct such PRC taxes in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the relevant taxable year.

Sale or Other Taxable Disposition of ADSs or Class A Ordinary Shares

Subject to the passive foreign investment company rules described below, a U.S. Holder will generally recognize capital gain or loss on a sale or other taxable disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized on the sale or disposition and the U.S. Holder’s tax basis in the ADSs or Class A ordinary shares disposed of, in each case as determined in U.S. dollars, and such gain or loss will be long-term capital gain or loss if, at the time of the sale or disposition, the U.S. Holder has owned the ADSs or Class A ordinary shares for more than one year. Long-term capital gains recognized by non-corporate U.S. Holders are subject to tax rates that are lower than those applicable to ordinary income. The deductibility of capital losses is subject to limitations.

As described in “—People’s Republic of China Taxation,” gains on the sale of ADSs or Class A ordinary shares may be subject to PRC taxes. A U.S. Holder is entitled to use foreign tax credits to offset only the portion of its U.S. federal income tax liability that is attributable to foreign-source income. Because under the Code capital gains of U.S. persons are generally treated as U.S.-source income, this limitation may preclude a U.S. Holder from claiming a credit for all or a portion of any PRC taxes imposed on any such gains. However, U.S. Holders that are eligible for the benefits of the Treaty may be able to elect to treat the gain as PRC-source and therefore claim foreign tax credits in respect of PRC taxes on such gain. U.S. Holders should consult their tax advisers regarding their eligibility for the benefits of the Treaty and the creditability of any PRC tax on disposition gains in their particular circumstances.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income, or (ii) 75% or more of its gross income consists of passive income. For purposes of the above calculations, a non-U.S. corporation that owns, directly or indirectly, at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. Passive income generally includes dividends, interest, rents, royalties and certain gains. Cash is a passive asset for these purposes. Goodwill is generally characterized as an active asset if it is associated with business activities that produce active income. However, in determining the annual PFIC status of a foreign corporation, the value of its goodwill is not taken into account if the company is a controlled foreign corporation for U.S. federal income tax purposes (a “CFC”) that is not publicly traded “for the taxable year.” We are not actually controlled by “United States shareholders.” In addition, under recently proposed Treasury regulations (which taxpayers can rely on if they and their related persons apply them consistently to all foreign corporations) we would not be treated as constructively controlled by “United States shareholders” for purposes of the PFIC rules. Therefore, for purposes of the PFIC rules we should not be treated as a CFC and this discussion assumes that pursuant to the proposed Treasury regulations any U.S. Holder will not treat us as a CFC.

Based on the expected composition of our income and assets and the value of our assets, including goodwill, which is based on the expected price of the ADSs in this offering, we do not expect to be a PFIC for our current taxable year. However, our PFIC status for any taxable year is an annual determination that can be made only after the end of that year. We will hold a substantial amount of cash following this offering and our PFIC status will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of the ADSs, which could be volatile). Moreover, it is not entirely clear how the contractual arrangements between us and our VIEs will be treated for purposes of the PFIC rules, and we may be or become a PFIC if our VIEs are not treated as owned by us for these purposes. In addition, the extent to which our goodwill should be characterized as an active asset is not entirely clear. Accordingly, there can be no assurance that we will not be a PFIC for our current taxable year or any future taxable year.

If we were a PFIC for any taxable year and any entity in which we own or are deemed to own equity interests (including our subsidiaries and VIEs) were also a PFIC (any such entity, a “Lower-tier PFIC”), U.S. Holders would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by a Lower-tier PFIC and (ii) dispositions of shares of Lower-tier PFICs, in each case as if the U.S. Holders held such shares directly, even though the U.S. Holder did not receive any proceeds of those distributions or dispositions.

In general, if we were a PFIC for any taxable year during which a U.S. Holder held ADSs or Class A ordinary shares, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of its ADSs or Class A ordinary shares would be allocated ratably over its holding period. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year. Furthermore, to the extent that distributions received by a U.S. Holder in any year on its ADSs or Class A ordinary shares exceeded 125% of the average of the annual distributions on the ADSs or Class A ordinary shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, such distributions would be subject to taxation in the same manner. If we were a PFIC for any taxable year during which a U.S. Holder owned ADSs or Class A ordinary shares, we would generally continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owned the ADSs or Class A ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless the U.S. Holder makes a timely “deemed sale” election, in which case any gain on the deemed sale will be taxed under the PFIC rules described above.

Alternatively, if we were a PFIC and if the ADSs were “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described in the preceding paragraph. The ADSs would be treated as regularly traded for any calendar year in which more than a de minimis quantity of the ADSs were traded on a qualified exchange on at least 15 days during each calendar quarter. The NYSE, where the ADSs are expected to be listed, is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year to the extent of the net amount of income previously included as a result of the mark-to-market election. If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect the income or loss amounts recognized. Any gain recognized on the sale or other disposition of ADSs in a year in which we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election, with any excess treated as capital loss). If a U.S. Holder makes the mark-to-market election, distributions paid on ADSs will be treated as discussed under “—Taxation of Distributions” above (but subject to the discussion in the immediately subsequent paragraph). U.S. Holders should consult their tax advisers regarding the availability and advisability of making a mark-to-market election in their particular circumstances. In particular, U.S. Holders should consider carefully the impact of a mark-to-market election with respect to their ADSs given that we may have Lower-tier PFICs for which a mark-to-market election will not be available.

If we were a PFIC (or with respect to a particular U.S. Holder were treated as a PFIC) for a taxable year in which we paid a dividend or for the prior taxable year, the favorable tax rate described above with respect to dividends paid to certain non-corporate U.S. Holders would not apply.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If we were a PFIC for any taxable year during which a U.S. Holders owned any ADSs or Class A ordinary shares, the U.S. Holder would generally be required to file annual reports with the Internal Revenue Service. U.S. Holders should consult their tax advisers regarding the determination of whether we are a PFIC for any taxable year and the potential application of the PFIC rules to their ownership of ADSs or Class A ordinary shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other “exempt recipient” and (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the its U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Certain U.S. Holders who are individuals (or certain specified entities) may be required to report information relating to their ownership of ADSs or Class A ordinary shares or non-U.S. accounts through which ADSs or Class A ordinary shares are held. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to ADSs and Class A ordinary shares.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Citigroup Global Markets Inc., Morgan Stanley & Co. LLC, and Credit Suisse Securities (USA) LLC are acting as the representatives, have severally and not jointly agreed to purchase, and we have agreed to sell to them, severally, the number of ADSs indicated below.

Name of Underwriters	Number of ADSs
Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC
Credit Suisse Securities (USA) LLC
China International Capital Corporation Hong Kong Securities Limited
HSBC Securities (USA) Inc.
Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent registered public accounting firm. The underwriters are obligated, severally and not jointly, to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. The underwriters are not required, however, to take or pay for the ADSs covered by the underwriters’ option to purchase additional ADSs described below.

The underwriters initially propose to offer part of the ADSs directly to the public at the initial public offering price listed on the front cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of US$                per ADS under the initial public offering price. After the initial offering of the ADSs, the offering price and other selling terms may from time to time be varied by the representatives.

Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. China International Capital Corporation Hong Kong Securities Limited is not a broker-dealer registered with the SEC and, to the extent that its conduct may be deemed to involve participation in offers or sales of ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with applicable laws and regulations.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 840,000 additional ADSs at the public offering price listed on the front cover page of this prospectus less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ADSs as the number listed next to the underwriter’s name in the preceding table bears to the total number of ADSs listed in the preceding table.

The table below shows the per ADS and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                 ADSs.

Total
	Per ADS	No Exercise	Full Exercise
Public offering price	US$	US$	US$
Underwriting discounts and commissions to be paid by us	US$	US$	US$
Proceeds, before expenses, to us	US$	US$	US$

The estimated total expenses of the offering payable by us, excluding underwriting discounts and commissions, are approximately US$3.4 million. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to US$45,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ADSs offered by them.

The address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, NY 10013. The address of Morgan Stanley & Co. LLC is 1585 Broadway, New York, NY 10036. The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, New York 10010, United States of America. The address of China International Capital Corporation Hong Kong Securities Limited is 29th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong. The address of HSBC Securities (USA) Inc. is 452 5th Avenue, New York, NY 10018.

Listing

We have applied to have the ADSs listed on the New York Stock Exchange under the trading symbol “DAO.”

Lock-Up Agreements

Except as otherwise described below, we and all directors and officers and holders of all of our outstanding shares and share-based awards have agreed that, without the prior written consent of the representatives, we and they will not, during the period ending 180 days after the date of this prospectus, or the restricted period:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs or any other securities convertible into or exercisable or exchangeable for ordinary shares or ADSs;

•

enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs or any other securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; or

•

file any registration statement with the SEC relating to the offering of any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs (other than a registration statement on Form S-8), whether any such transaction described above is to be settled by delivery of ordinary shares, ADSs, or such other securities, in cash or otherwise. In addition, we and each such person agree that, without the prior written consent of the representatives on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any ordinary shares, ADSs or any security convertible into or exercisable or exchangeable for ordinary shares or ADSs. Each of NetEase, Mr. William Lei Ding, Dr. Feng Zhou, Mr. Yinghui Wu (our Vice President), Mr. Lei Jin (our Vice President), Mr. Renlei Liu (our Vice President), as well as five individual shareholders of our company have agreed with the underwriters to provide a lock-up term of 18 months following the date of this prospectus, with other terms of their lock-up agreements substantially the same as the other parties described above.

The restrictions described in the immediately preceding paragraph shall be subject to certain exceptions, including, among other things:

•

transactions relating to ordinary shares or ADSs or any other securities convertible into or exercisable or exchangeable for ordinary shares or ADSs acquired in this offering or in open market transactions after the completion of this offering, provided that the exception to ordinary shares and ADSs acquired in this offering does not apply to Mr. William Lei Ding;

•

the exercise of any rights to acquire any ordinary shares or ADSs by means of cash or cashless exercises or the disposition of ordinary shares or ADSs or any other securities convertible into or exercisable or exchangeable for ordinary shares or ADSs to us, or exchange or conversion of any stock options or any other securities convertible into or exchangeable or exercisable for ordinary shares or ADSs granted pursuant to our equity incentive plans described in this prospectus, provided that any securities received upon such exercise, exchange or conversion shall be subject to the restrictions described in the immediately preceding paragraph; or

•

transfers of any ordinary shares or ADSs as a bona fide gift, or by operation of law, provided that the transferee shall be subject to the restrictions substantially similar to those described in the immediately preceding paragraph and no public announcement or filing, reporting a reduction in beneficial ownership of our ordinary shares shall be required or shall be voluntarily made during the applicable lock-up period.

In addition, we have requested the depositary not to accept any deposit of any ordinary shares or deliver any ADSs for 180 days after the date of this prospectus (other than in connection with this offering), unless we instruct the depositary otherwise, which we have agreed not to do without the prior written consent of the representatives.

The representatives, in their sole discretion, may release the ordinary shares and ADSs and other securities subject to the lock-up agreements described above in whole or in part at any time. Subject to compliance with the notification requirements under FINRA Rule 5131 applicable to lock-up agreements with our directors or officers, if the representatives, in their sole discretion, agree to release or waive the restrictions set forth in a lock-up agreement for an officer or director of us and provides us with notice of the impending release or waiver at least three business days before the effective date of the release or waiver, we agree to announce the impending release or waiver by issuing a press release through a major news service at least two business days before the effective date of the release or waiver. Currently, there are no agreements, understandings or intentions, tacit or explicit, to release any of the securities from the lock-up agreements prior to the expiration of the corresponding period.

Stabilization, Short Positions and Penalty Bids

To facilitate this offering of the ADSs, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs. Specifically, the underwriters may sell more ADSs than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ADSs available for purchase by the underwriters under their option to purchase additional ADSs. The underwriters can close out a covered short sale by exercising the option or purchasing ADSs in the open market. In determining the source of ADSs to close out a covered short sale, the underwriters will consider, among other things, the open market price of ADSs compared to the price available under the option. The underwriters may also sell ADSs in excess of the option, creating a naked short position. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the ADSs, the underwriters may bid for, and purchase, ADSs in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ADSs in this offering, if the syndicate repurchases previously distributed ADSs to cover syndicate short positions or to stabilize the price of the ADSs. Any of these activities may raise or maintain the market price of the ADSs above independent market levels or prevent or retard a decline in the market price of the ADSs. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

Indemnification

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may, at any time, hold or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours, the general condition of the securities markets at the time of this offering, the recent market prices of, and demand for, publicly traded ordinary shares of generally comparable companies, and other factors deemed relevant by the representatives and us. Neither we nor the underwriters can assure investors that an active trading market will develop for the ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

Directed Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 350,000 ADSs offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons. If purchased by these persons, these ADSs will be subject to a 180-day lock-up restriction. The number of ADSs available for sale to the general public will be reduced to the extent such persons purchase such reserved ADSs. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same basis as the other ADSs offered by this prospectus.

Electronic Offer, Sale and Distribution of ADSs

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ADSs to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders. Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by any underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Concurrent Private Placements

Concurrently with and subject to the completion of this offering, certain investment funds managed by Orbis Investment Management Limited (collectively, “Orbis”) have agreed to purchase from us in aggregate US$125 million of our Class A ordinary shares. The number of Class A ordinary shares to be purchased by such investors shall be calculated based on the initial public offering price of ADSs in this offering. These investments are being made pursuant to exemption from registration with the Securities and Exchange Commission under Regulation S of the Securities Act of 1933, as amended. Orbis, with its long-term investment philosophy, has no intention to sell such Class A ordinary shares within 180 days after the date of this prospectus.

As a result of such concurrent private placements, based on an assumed initial public offering price of US$16.50 per ADS, the midpoint of the estimated public offering price range shown on the front cover of this prospectus, Orbis is expected to own 6.8% of our issued and outstanding ordinary shares, representing 2.6% of our total voting power, immediately upon the completion of this offering, assuming the underwriters do not exercise the option to purchase additional ADSs.

Selling Restrictions

No action may be taken in any jurisdiction other than the U.S. that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction.

Australia. This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia, or the Corporations Act;

(ii)

a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	a person associated with the company under section 708(12) of the Corporations Act; or

(iv)	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act;

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this document is void and incapable of acceptance; and

(b)

you warrant and agree that you will not offer any of the ADSs issued to you pursuant to this document for resale in Australia within 12 months of those ADSs being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Canada. The ADSs may be sold in Canada only to purchasers resident or located in the Provinces of Ontario, Québec, Alberta and British Columbia, purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands. This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

Dubai International Financial Centre (“DIFC”). This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The ADSs to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

European Economic Area. In relation to each Member State of the European Economic Area an offer to the public of any ADSs which are the subject of the offering contemplated by this prospectus may not be made in that Member State unless the prospectus has been approved by the competent authority in such Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that an offer to the public in that Member State of any ADSs may be made at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a “qualified investor” as defined in the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Regulation) subject to obtaining the prior consent of the representatives for any such offer; or

•

in any other circumstances falling within Article 1(4) of the Prospectus Regulation; provided that no such offer of ADSs shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Any person making or intending to make any offer of ADSs within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of ADSs through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

France. Neither this prospectus nor any other offering material relating to the ADSs described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ADSs has been or will be:

•	offered to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

offered to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer;

•	offered in any other circumstances falling within Article 3(2) of the Prospectus Directive;

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the ADSs to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The ADSs may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Germany. This prospectus does not constitute a Prospectus Directive-compliant prospectus in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and does therefore not allow any public offering in the Federal Republic of Germany, or Germany, or any other Relevant Member State pursuant to § 17 and § 18 of the German Securities Prospectus Act. No action has been or will be taken in Germany that would permit a public offering of the ADSs, or distribution of a prospectus or any other offering material relating to the ADSs. In particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act or any other applicable laws of Germany, has been or will be published within Germany, nor has this prospectus been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within Germany.

Each underwriter will represent, agree and undertake (i) that it has not offered, sold or delivered and will not offer, sell or deliver the ADSs within Germany other than in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other applicable laws in Germany governing the issue, sale and offering of ADSs, and (ii) that it will distribute in Germany any offering material relating to the ADSs only under circumstances that will result in compliance with the applicable rules and regulations of Germany.

This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Hong Kong. The ADSs may not be offered or sold in Hong Kong by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong) or (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Israel. The ADSs offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), nor has it been registered for sale in Israel. The ADSs may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the ADSs being offered. Any resale in Israel, directly or indirectly, to the public of the ADSs offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy. The offering of the ADSs has not been registered with the Commissione Nazionale per le Società e la Borsa, or the CONSOB, pursuant to Italian securities legislation and, accordingly, no ADSs may be offered, sold or delivered, nor copies of this prospectus or any other documents relating to the ADSs distributed in Italy except:

•

to “qualified investors,” as referred to in Article 100 of Legislative Decree No. 58 of February 24, 1998, as amended, or the Decree No. 58, and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of October 29, 2007, as amended, or the Regulation No. 16190, pursuant to Article 34-ter, paragraph 1, letter. b) of the CONSOB Regulation No. 11971 of May 14, 1999, as amended, or the Regulation No. 11971; or

•	in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

Any offer, sale or delivery of the ADSs or distribution of copies of this prospectus or any other documents relating to the ADSs in the Republic of Italy must be:

•

made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of September 1, 1993, as amended, or Banking Law, Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

•	in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

•	in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the ADSs on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.

Furthermore, ADSs which are initially offered and placed in Italy or abroad to qualified investors only but in the following year are regularly, or sistematicamente, distributed on the secondary market in Italy to non-qualified investors become subject to the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971. Failure to comply with such rules may result in the sale of the ADSs being declared null and void and in the liability of the intermediary transferring the ADSs for any damages suffered by such non-qualified investors.

Japan. The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, and ADSs will not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Korea. The ADSs have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the ADSs have been and will be offered in Korea as a private placement under the FSCMA. None of the ADSs may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). The ADSs have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the ADSs shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the ADSs. By the purchase of the ADSs, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the ADSs pursuant to the applicable laws and regulations of Korea.

Kuwait. Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia. No prospectus or other offering material or document in connection with the offer and sale of the ADSs has been or will be registered with the Securities Commission of Malaysia, or the Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the ADSs, as principal, if the offer is on terms that the ADSs may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding 12 months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding 12 months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the ADSs is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

People’s Republic of China. This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

Qatar. In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Center Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (2) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Switzerland. The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to the offering, the issuer or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ADSs.

Taiwan. The ADSs have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and

Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the ADSs in Taiwan.

United Arab Emirates. This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs and the underlying shares have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs, the underlying shares and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs and the underlying shares may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom. Each underwriter has represented and agreed that: (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA, received by it in connection with the issue or sale of the ADSs in circumstances in which Section 21(1) of the FSMA does not apply to us; and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the NYSE listing fee, all amounts are estimates. The Company will pay all of the expenses of this offering.

Expenses	Amount
U.S. Securities and Exchange Commission registration fee	US$	15,046.42
NYSE listing fee	US$	100,760.00
FINRA filing fee	US$	17,888.00
Printing and engraving expenses	US$	150,000.00
Legal fees and expenses	US$	1,688,383.10
Accounting fees and expenses	US$	1,000,000.00
Miscellaneous costs	US$	475,371.37

Total	US$	3,447,448.89

LEGAL MATTERS

We are being represented by Davis Polk & Wardwell LLP with respect to certain legal matters of U.S. federal securities and New York state law. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP. The validity of the Class A ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Legal matters as to PRC law will be passed upon for us by Tian Yuan Law Firm and for the underwriters by Junhe LLP. Davis Polk & Wardwell LLP may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Tian Yuan Law Firm with respect to matters governed by PRC law. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Junhe LLP with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements as of December 31, 2017 and 2018 and for the years then ended included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The registered business address of PricewaterhouseCoopers Zhong Tian LLP is 6/F, DBS Bank Tower, 1318, Lu Jia Zui Ring Road, Pudong New Area, Shanghai, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at that contains reports, proxy and information statements and other information we have filed electronically with the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Youdao, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Youdao, Inc. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive loss, of changes in shareholders’ deficit and of cash flows for the years then ended, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

July 11, 2019

We have served as the Company’s auditor since 2019.

YOUDAO, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	39,831	41,738	6,080
Time deposits	250	343,410	50,023
Short-term investments	—	50,215	7,315
Accounts receivable, net	65,121	80,562	11,735
Inventories, net	1,542	23,832	3,472
Amounts due from NetEase Group	9,210	11,240	1,637
Prepayment and other current assets	29,027	44,071	6,420

Total current assets	144,981	595,068	86,682

Non-current assets:
Property and equipment, net	13,342	18,375	2,677
Other assets, net	3,530	6,174	899

Total non-current assets	16,872	24,549	3,576

Total assets	161,853	619,617	90,258

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICITS
Current liabilities:
Accounts payables (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB17,271 and RMB23,858 as of December 31, 2017 and 2018, respectively)	19,947	34,558	5,034
Payroll payable (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB4,717 and RMB7,142 as of December 31, 2017 and 2018, respectively)	41,612	69,988	10,195
Amounts due to NetEase Group (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB1,050 and RMB4,706 as of December 31, 2017 and 2018, respectively)	18,235	37,213	5,421
Contract liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB80,435 and RMB140,556 as of December 31, 2017 and 2018, respectively)	94,531	177,536	25,861
Taxes payable (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB6,840 and RMB12,012 as of December 31, 2017 and 2018, respectively)	9,117	17,389	2,533
Accrued liabilities and other payables (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB15,004 and RMB15,247 as of December 31, 2017 and 2018, respectively)	58,408	85,714	12,486
Short-term loans from NetEase Group	878,000	878,000	127,895

Total current liabilities	1,119,850	1,300,398	189,425

Total liabilities	1,119,850	1,300,398	189,425

YOUDAO, INC.

CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands, except for share and per share data)

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
			Note 2(e)
Commitments and contingencies (See Note 16)

Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.0001 par value; no shares authorized, issued and outstanding, as of December 31, 2017, 10,000,000 shares authorized, 6,814,815 issued and outstanding with redemption value of RMB460,652 as of December 31, 2018; no shares authorized, issued and outstanding on a pro forma basis as of December 31, 2018)	—	460,652	67,102

Total mezzanine equity	—	460,652	67,102

Shareholders’ deficit:
Ordinary shares (US$0.0001 par value, and 500,000,000 and 490,000,000 shares authorized as of December 31, 2017 and 2018, respectively; 65,387,160 and 92,000,000 issued and outstanding as of December 31, 2017 and 2018, respectively; and 500,000,000 shares authorized, 98,814,815 shares issued and outstanding on a pro forma basis as of December 31, 2018)	41	58	8
Additional paid-in capital	83,061	138,024	20,105
Accumulated deficit	(798,019)	(1,281,191)	(186,626)
Accumulated other comprehensive income	—	496	72
Statutory reserves	—	292	43
Non-controlling interests	(243,080)	888	129

Total shareholders’ deficit	(957,997)	(1,141,433)	(166,269)

Total liabilities, mezzanine equity and shareholders’ deficit	161,853	619,617	90,258

The accompanying notes are an integral part of the consolidated financial statements.

YOUDAO, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2017	2018	2018
	RMB	RMB	US$
			Note 2(e)
Net revenues (include transactions with related parties of RMB11,151 and RMB27,248 for the years ended December 31, 2017 and 2018, respectively)	455,746	731,598	106,570
Cost of revenues (include transactions with related parties of RMB2,619 and RMB34,963 for the years ended December 31, 2017 and 2018, respectively)	(293,807)	(515,133)	(75,038)

Gross profit	161,939	216,465	31,532

Operating expenses:
Sales and marketing expenses (include transactions with related parties of RMB7,101 and RMB7,218 for the years ended December 31, 2017 and 2018, respectively)	(136,412)	(213,405)	(31,086)
Research and development expenses (include transactions with related parties of RMB20,647 and RMB18,992 for the years ended December 31, 2017 and 2018, respectively)	(133,092)	(184,020)	(26,806)
General and administrative expenses (include transactions with related parties of RMB1,244 and RMB5,921 for the years ended December 31, 2017 and 2018, respectively)	(22,476)	(38,177)	(5,561)

Total operating expenses	(291,980)	(435,602)	(63,453)

Loss from operations	(130,041)	(219,137)	(31,921)
Interest income/(expense), net (include interest expenses charged by related party of RMB29,523 and RMB31,851 for the years ended December 31, 2017 and 2018, respectively)	(29,327)	(23,507)	(3,424)
Others, net	598	44,643	6,503

Loss before tax	(158,770)	(198,001)	(28,842)
Income tax expenses	(5,162)	(11,294)	(1,645)

Net loss	(163,932)	(209,295)	(30,487)
Net loss attributable to non-controlling interests shareholders	30,355	385	56

Net loss attributable to the Company	(133,577)	(208,910)	(30,431)
Accretions of convertible redeemable preferred shares to redemption value (see Note 11)	—	(30,311)	(4,415)

Net loss attributable to ordinary shareholders of the Company	(133,577)	(239,221)	(34,846)

YOUDAO, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (Continued)

(Amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2017	2018	2018
	RMB	RMB	US$
			Note 2(e)
Net loss	(163,932)	(209,295)	(30,487)
Other comprehensive income:
Foreign currency translation adjustment	—	496	72

Total other comprehensive income	—	496	72

Total comprehensive loss	(163,932)	(208,799)	(30,415)
Comprehensive loss attributable to non-controlling interests shareholders	30,355	385	56

Comprehensive loss attributable to the Company	(133,577)	(208,414)	(30,359)
Accretions of convertible redeemable preferred shares to redemption value (see Note 11)	—	(30,311)	(4,415)

Comprehensive loss attributable to ordinary shareholders of the Company	(133,577)	(238,725)	(34,774)

Net loss per ordinary share
Basic	(2.04)	(2.80)	(0.41)
Diluted	(2.04)	(2.80)	(0.41)

Weighted average number of ordinary shares
Basic	65,387,160	85,346,790	85,346,790
Diluted	65,387,160	85,346,790	85,346,790

Share-based compensation expenses included in:
Cost of revenues	2,220	3,055	446
Sales and marketing expenses	289	350	51
Research and development expenses	2,773	2,735	398
General and administrative expenses	8	36	5

The accompanying notes are an integral part of the consolidated financial statements.

YOUDAO, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(Amounts in thousands, except for share data)

	Ordinary shares		Additional paid-in capital	Statutory reserves	Accumulated deficit	Accumulated other comprehensive income	Non-controlling interests	Total shareholders’ deficit
	Shares	Amount RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2017	65,387,160	41	28,506	—	(664,442)	—	(214,225)	(850,120)
Loss for the year	—	—	—	—	(133,577)	—	(30,355)	(163,932)
Share-based compensation expenses	—	—	5,290	—	—	—	—	5,290

Total comprehensive loss for the year	—	—	5,290	—	(133,577)	—	(30,355)	(158,642)

Capital injection from a non-controlling interests shareholder	—	—	—	—	—	—	1,500	1,500
Deemed contribution related to acquisition of businesses under common control (see Note 1)	—	—	49,265	—	—	—	—	49,265

Balance as of December 31, 2017	65,387,160	41	83,061	—	(798,019)	—	(243,080)	(957,997)

Loss for the year	—	—	—	—	(208,910)	—	(385)	(209,295)
Share-based compensation expenses	—	—	6,176	—	—	—	—	6,176
Foreign currency translation adjustment	—	—	—	—	—	496	—	496
Appropriation to statutory reserves	—	—	—	292	(292)	—	—	—

Total comprehensive loss for the year	—	—	6,176	292	(209,202)	496	(385)	(202,623)

Issuance of shares to NetEase	—	—	41	—	—	—	—	41
Issuance of shares to other shareholders	26,612,840	17	—	—	(243,659)	—	244,353	711
Deemed contribution related to acquisition of businesses under common control (see Note 1)	—	—	44,024	—	—	—	—	44,024
Deemed contribution from NetEase Group related to issuance of preferred shares (see Note 11)	—	—	4,722	—	—	—	—	4,722
Accretions of convertible redeemable preferred shares (see Note 11)	—	—	—	—	(30,311)	—	—	(30,311)

Balance as of December 31, 2018	92,000,000	58	138,024	292	(1,281,191)	496	888	(1,141,433)

The accompanying notes are an integral part of the consolidated financial statements.

YOUDAO, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	For the Year Ended December 31,
	2017	2018	2018
	RMB	RMB	US$
			Note 2(e)
Cash flows from operating activities:
Net loss	(163,932)	(209,295)	(30,487)
Depreciation and amortization	3,330	6,398	932
Share-based compensation	5,290	6,176	900
Financing expense (see Note 11)	—	4,722	688
Investment income	—	(215)	(31)
Provision for allowance for doubtful accounts	—	75	11
Loss on disposal of property and equipment	118	54	8
Unrealized exchange gains	—	(31,496)	(4,588)
Changes in operating assets and liabilities:
Accounts receivable	(20,106)	(15,516)	(2,260)
Inventories	(1,542)	(22,290)	(3,247)
Prepayment and other current assets	(17,327)	(15,044)	(2,191)
Amounts due from NetEase Group	(6,028)	(2,030)	(296)
Other assets	(1,120)	(2,417)	(352)
Contract liabilities	55,492	83,005	12,091
Accounts payables	8,841	14,611	2,128
Payroll payable	10,132	28,376	4,133
Taxes payable	7,739	8,272	1,205
Accrued liabilities and other payables	22,242	27,306	3,977
Amounts due to NetEase Group	9,733	18,978	2,764

Net cash used in operating activities	(87,138)	(100,330)	(14,615)

Cash flows from investing activities:
Purchases of short-term investments	—	(87,000)	(12,673)
Proceeds of maturities of short-term investments	—	37,000	5,390
Placement of time deposits	(250)	(661,671)	(96,383)
Proceeds from maturities of time deposits	—	349,383	50,893
Purchase of intangible assets	(25)	(276)	(40)
Purchases of property and equipment	(10,631)	(13,688)	(1,994)
Proceeds from disposal of property and equipment	70	2,252	328

Net cash used in investing activities	(10,836)	(374,000)	(54,479)

YOUDAO, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands)

	For the Year Ended December 31,
	2017	2018	2018
	RMB	RMB	US$
			Note 2(e)
Cash flows from financing activities:
Proceeds received from ordinary shareholders	—	41	6
Proceeds received from preferred shareholders, net of issuance cost	—	430,341	62,686
Proceeds from non-controlling interests and other shareholders	1,500	711	104
Funding from NetEase Group	49,265	44,024	6,413
Proceeds from short-term loans from NetEase Group	57,000	—	—

Net cash provided by financing activities	107,765	475,117	69,209

Effect of exchange rate changes on cash and cash equivalents	—	1,120	163

Net increase in cash and cash equivalents	9,791	1,907	278
Cash and cash equivalents at beginning of year	30,040	39,831	5,802

Cash and cash equivalents at end of year	39,831	41,738	6,080

Supplemental disclosures of cash flow information:
Cash paid for income tax expenses	3,770	1,740	253
Cash paid for interest expenses	26,848	28,579	4,163

Non-cash investing and financing activities:
Accretions of convertible redeemable preferred shares to redemption value	—	30,311	4,415
Deemed contribution from NetEase Group related to issuance of preferred shares (see Note 11)	—	4,722	688

The accompanying notes are an integral part of the consolidated financial statements.

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

1. Operations and Reorganization

(a) Principal activities and reorganization

Youdao, Inc. (“Youdao” or the “Company”) was incorporated in the Cayman Islands on November 27, 2014. Youdao, Inc., its subsidiaries and consolidated variable interest entity (“VIE”), together are referred to as “the Group” or “Youdao Group”. NetEase, Inc. (the “Parent” or “NetEase”) and its subsidiaries and consolidated VIEs, other than the Company and its subsidiaries and VIE, are collectively referred to herein as the “NetEase Group”.

The Group provides a variety of learning content, applications and solutions, which covers a wide spectrum of topics and targets people from broad age groups for their lifelong learning needs through its websites and mobile applications. The Group generates its revenues from learning services and products as well as online marketing services. The learning services mainly include online courses, fee-based premium services and others.

As of December 31, 2018, the Company’s major subsidiaries and consolidated VIE, are as follows:

	Place and year of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Subsidiaries

Youdao (Hong Kong) Ltd.	Hong Kong, China, 2016	100%	Holding company
NetEase Youdao Information Technology (Beijing) Co., Ltd. (“Youdao Information”)	Beijing, China, 2006	100%	Providing sales of smart devices and solutions, technical supporting to the VIE
NetEase Langsheng (Beijing) Technology Development Co., Ltd. (“Youdao Langsheng”)	Beijing, China, 2017	85%	Providing consulting services

The VIE

Beijing NetEase Youdao Computer System Co., Ltd. (“Youdao Computer”)	Beijing, China, 2007	100%	Providing online learning services as well as online marketing services

Reorganization

The Group started its business in 2006, through Youdao Information. Since the date of inception, Youdao Information was substantially owned by the NetEase Group and several employees and former employees of the Group, as non-controlling shareholders, including Feng Zhou, chief executive officer of the Company.

In September 2007, after applying for an internet content provider license under the applicable Chinese telecommunication laws, Youdao Computer was established as a Chinese domestic company. Since the date of inception, Youdao Computer was majority-owned by Guangzhou NetEase Computer System Co., Ltd. (“Guangzhou NetEase”), which is a consolidated VIE of NetEase, and several employees of the Group are its non-controlling shareholders. Accordingly, NetEase Group is the primary beneficiary of Youdao Computer.

In September 2016, Guangzhou NetEase transferred its interest in Youdao Computer to William Lei Ding, NetEase’s chief executive officer, director and major shareholder. In December 2016, Youdao (Hong Kong) Ltd, which was incorporated in July 2016 and wholly owned by Youdao, Inc., acquired the majority interests in

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

1. Operations and Reorganization (Continued)

(a) Principal activities and reorganization (Continued)

Youdao Information. Additionally, Youdao Information, Youdao Computer and all its legal shareholders entered into a series of VIE agreements, through which Youdao Information became the primary beneficiary of Youdao Computer.

In March 2018, the non-controlling shareholders of Youdao Information withdrew their shareholding interests in Youdao Information in exchange for their historical investment cost, and injected the proceeds received back to Youdao, Inc. for the same shareholding percentage as they previously held in Youdao Information. Youdao Information became wholly owned subsidiary of the Group. As this transaction did not result in a change in control of Youdao Information, it was accounted for as a common control equity transaction, no gain or loss in earnings was recognized.

In May 2019, the Group acquired certain education businesses, including NetEase Cloud Classroom, China University MOOC and NetEase KADA from NetEase Group. Since these businesses were controlled by NetEase both before and after the acquisition, this transaction was accounted for as a business combination under common control. In accordance with ASC subtopic 805- “Business Combination”, the consolidated financial statements of the Company were retrospectively adjusted to reflect the results of the acquired businesses as if they had been acquired throughout the periods presented.

Basis of presentation for the Reorganization

There was no change in the basis of presentation of the financial statement resulting from these Reorganization transactions. The assets and liabilities have been stated at historical carrying amounts.

The Group has been operating as separated entities since inception, the allocation from NetEase Group for the expenses incurred by NetEase Group but related to the Group was not material. For the years ended December 31, 2017 and 2018, the allocation was related to the share-based compensation expenses from award plan of NetEase Group, amounting to RMB5,290 and RMB6,176 respectively (see Note 13).

(b) VIE arrangements

i) Contracts that give the Company effective control of the VIE

Loan Agreements

Each shareholder of Youdao Computer, William Lei Ding and Feng Zhou, entered into a loan agreement with Youdao Information under which, Youdao Information provided each of William Lei Ding and Feng Zhou with an interest-free loan in the principal amount of approximately RMB3.6 million and RMB1.4 million, respectively. These funds were used by each of William Lei Ding and Feng Zhou to pay the consideration to acquire his respective equity interest in Youdao Computer. Such loans can be repaid by transferring each of William Lei Ding and Feng Zhou’s respective equity interest in Youdao Computer to Youdao Information or its designee or through such other method as Youdao Information shall determine. The term of each of the Loan Agreements is 10 years from the date of loan agreement and will be automatically extended for a further 10-year term unless otherwise decided by Youdao Information.

Exclusive Purchase Option Agreements

Under the Exclusive Purchase Option Agreements entered into by Youdao Information, Youdao Computer and each of William Lei Ding and Feng Zhou, Youdao Computer granted Youdao Information an option to

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

1. Operations and Reorganization (Continued)

(b) VIE arrangements (Continued)

i) Contracts that give the Company effective control of the VIE (Continued)

purchase all or a portion of the respective equity interests in Youdao Computer at a price equal to the original capital and any additional paid-in capital paid by him. In addition, under each Exclusive Purchase Option Agreement, Youdao Computer granted Youdao Information an option to purchase all or a portion of the assets held by Youdao Computer or its subsidiaries at a price equal to the net book value of such assets. Each of Youdao Computer, William Lei Ding and Feng Zhou agreed not to transfer, mortgage or permit any security interest to be created on any equity interest in or assets of Youdao Computer without the prior written consent of Youdao Information. Each Exclusive Purchase Option Agreement shall remain in effect until all of the equity interests in or assets of Youdao Computer have been acquired by Youdao Information or its designee or until Youdao Information unilaterally terminates the agreement by written notice.

Shareholder Voting Right Trust Agreements

Under the Shareholder Voting Right Trust Agreements between Youdao Information and each of William Lei Ding and Feng Zhou, respectively, each of William Lei Ding and Feng Zhou, agreed to irrevocably entrust a person designated by Youdao Information to represent him to exercise all the voting right and other shareholders’ rights to which he is entitled as a shareholder of Youdao Computer. Each Shareholder Voting Right Trust Agreement shall remain effective for as long as William Lei Ding and Feng Zhou, as applicable, remains a shareholder of Youdao Computer unless Youdao Information unilaterally terminates the agreement by written notice.

Equity Pledge Agreements

Each of William Lei Ding and Feng Zhou entered into an Equity Pledge Agreement with Youdao Information. Under such Equity Pledge Agreements, each of William Lei Ding and Feng Zhou pledged his respective equity interest in Youdao Computer to Youdao Information to secure his obligations under the applicable Loan Agreement, Exclusive Purchase Option Agreement, Shareholder Voting Right Trust Agreement, and Operating Agreement. Each of William Lei Ding and Feng Zhou further agreed not to transfer or pledge his respective equity interest in Youdao Computer without the prior written consent of Youdao Information. Each of the Equity Pledge Agreements will remain binding until the respective pledger, William Lei Ding or Feng Zhou, as the case may be, discharges all his obligations under the above-mentioned agreements.

ii) Contracts that enable the Company to receive substantially all of the economic benefits from the VIE

Operating Agreements

Each of Youdao Computer, William Lei Ding and Feng Zhou agreed that, except for transactions in the ordinary course of business, Youdao Computer will not enter into any transaction that would materially affect the assets, liabilities, rights or operations of Youdao Computer without the prior written consent of Youdao Information. Youdao Information also agreed that it would provide performance guarantees and, at Youdao Information’s discretion, guarantee loans for working capital purposes to the extent required by Youdao Computer for its operations. As counter-guarantee, Youdao Computer agreed to pledge the account receivable in its operations and all of its assets to Youdao Information, which pledge has not been implemented as of the date of the report. Furthermore, each of William Lei Ding and Feng Zhou agreed that, upon instruction from Youdao Information, he would appoint Youdao Computer’s board members, president, chief financial officer and other

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

1. Operations and Reorganization (Continued)

(b) VIE arrangements (Continued)

ii) Contracts that enable the Company to receive substantially all of the economic benefits from the VIE (Continued)

senior executive officers. The term of each Operating Agreements is 20 years from the date of execution and can be extended with the written consent of Youdao Information.

Cooperation Agreement

Under this cooperation agreement, Youdao Information has agreed to provide the following services to Youdao Computer:

•

the development of computer software (including, but not limited to, producing online advertisement and distribution and maintenance of software) and technical support and maintenance for computer software operation;

•	the design, development, update and upgrade of platforms for online advertisement; and

•	the provision of technology support, including, but not limited to, server maintenance, development of server software and related maintenance and updates.

Youdao Computer has agreed to share a portion of its monthly income (after tax and expenses) with Youdao Information in accordance with certain formulas as specified in Cooperation Agreement, the amount of which shall be determined according to the Cooperation Agreement, to the extent permitted by applicable PRC laws as proposed by the Youdao Information, resulting in a transfer of substantially all of the profits from the VIE to the Youdao Information. The VIE has incurred RMB233.7 million and RMB395.2 million service fee to the Youdao Information for the years ended December 31, 2017 and 2018, respectively. The agreement was effective and will continue to be effective unless it is terminated by written notice of each party or, in case of a material breach of the agreement and by written notice of the non-breaching party.

iii) Risks in relation to VIE structure

The Company believes that its contractual arrangements with the VIE are in compliance with PRC (the People’s Republic of China) law and are legally enforceable. William Lei Ding, who is NetEase’s chief executive officer, director and major shareholder, and Feng Zhou, who is the chief executive officer of the Group, have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if William Lei Ding and Feng Zhou were to reduce their interests in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIE not to pay the service fees when required to do so. If the VIE or its respective shareholder fails to perform their respective obligations under the current contractual arrangements, the Company may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under Chinese laws. Because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws, rules and regulations involve substantial uncertainties. These uncertainties may impede the ability of the Company to enforce these contractual arrangements, or suffer significant delay or other obstacles in the process of enforcing these contractual arrangements and materially and adversely affect the results of operations and the financial position of the Company.

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

1. Operations and Reorganization (Continued)

(b) VIE arrangements (Continued)

iii) Risks in relation to VIE structure (Continued)

In addition, many Chinese regulations are subject to extensive interpretive powers of governmental agencies and commissions, and there are substantial uncertainties regarding the interpretation and application of current and future Chinese laws and regulations. Accordingly, the Company cannot assure that Chinese regulatory authorities will not ultimately take a contrary view to its belief and will not take action to prohibit or restrict its business activities. The relevant regulatory authorities would have broad discretion in dealing with any deemed violations which may adversely impact the financial statements, operations and cash flows of the Company (including the restriction on the Company to carry out the business). It is unclear, however, how such restructuring could affect the Company’s business and operating results, as the Chinese government has not yet found any such contractual arrangements non-compliant. If the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could potentially:

•	revoke the Group’s business and operating licenses;

•	require the Group to discontinue or restrict operations;

•	restrict the Group’s right to collect revenues;

•	block the Group’s websites and mobile applications;

•	require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate its businesses, staff and assets;

•	impose additional conditions or requirements with which the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to its business.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIE or the right to receive its economic benefits, the Group would no longer be able to consolidate the VIE. The Group does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of the Company, its subsidiaries or the VIE.

In accordance with VIE contractual agreements, the Company (1) could exercise all shareholder’s rights of the VIE and has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE. Accordingly, the Company was considered as ultimate primary beneficiary of the VIE and had consolidated the VIE’s financial results of operations, assets and liabilities in the Company’s consolidated financial statements. Therefore, the Company considers that there are no assets in the VIE that can be used only to settle obligations of the VIE, except for the registered capital of the VIE amounting to approximately RMB5 million as of December 31, 2017 and 2018, as well as certain non-distributable statutory reserves amounting to approximately nil and RMB292, respectively, as of December 31, 2017 and 2018. As the VIE are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIE. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIE. As the Group is conducting certain businesses in the PRC through the VIE, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

1. Operations and Reorganization (Continued)

(b) VIE arrangements (Continued)

iii) Risks in relation to VIE structure (Continued)

The following table sets forth the assets, liabilities, results of operations and cash flow of the VIE taken as a whole, which were included in the Group’s consolidated balance sheets and statements of operations and comprehensive loss:

	As of December 31,
	2017	2018
	RMB	RMB
Assets
Cash and cash equivalents	12,560	10,823
Short-term investments	—	50,215
Accounts receivable, net	62,381	69,661
Inventories, net	—	1,009
Amounts due from NetEase Group and the Group	39,069	69,141
Prepayment and other current assets	6,880	8,161

Total current assets	120,890	209,010

Property and equipment, net	122	119
Other assets, net	1,300	4,359

Total non-current assets	1,422	4,478

Total Assets	122,312	213,488

Liabilities
Accounts payables	17,271	23,858
Payroll payable	4,717	7,142
Amounts due to NetEase Group	1,050	4,706
Contract liabilities	80,435	140,556
Taxes payable	6,840	12,012
Accrued liabilities and other payables	15,004	15,247

Total liabilities	125,317	203,521

	For the year ended December 31,
	2017	2018
	RMB	RMB
Net revenues	400,545	606,334
Net income	1,359	13,891

	For the year ended December 31,
	2017	2018
	RMB	RMB
Net cash provided by operating activities	8,747	48,263
Net cash used in investing activities	—	(50,000)

Net increase (decrease) in cash and cash equivalents	8,747	(1,737)

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

1. Operations and Reorganization (Continued)

Liquidity

The Group incurred net losses of RMB163.9 million and RMB209.3 million in the years ended December 31, 2017 and 2018, respectively. Net cash used in operating activities was RMB87.1 million and RMB100.3 million for the years ended December 31, 2017 and 2018, respectively. Accumulated deficit was RMB798.0 million and RMB1,281.2 million as of December 31, 2017 and 2018, respectively. As of December 31, 2017 and 2018, the Group was in a net current liability position of RMB974.9 million and RMB705.3 million. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from NetEase Group and investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. The Group has been continuously receiving financing support from NetEase Group and NetEase Group will continue to provide financial support in the next twelve months from the date of this financial statements. Refer to Note 17 for details of the Group’s relationship with NetEase Group for financing activities. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses. Based on the above considerations, the Group believes the cash and cash equivalents and the operating cash flows are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months. The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

2. Summary of Significant Accounting Policies

(a) Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and on a going concern basis. Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(b) Principles of consolidation

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All significant intercompany balances and transactions within the Group have been eliminated upon consolidation.

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(c) Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes.

Significant accounting estimates include, but are not limited to, determination of the learning period of students, valuation allowance of deferred tax assets, determination of the fair value of ordinary shares and convertible redeemable preferred shares, valuation and recognition of share-based compensation expenses. Actual results could differ from those estimates and such differences may be material to the consolidated financial statements.

(d) Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company is United States dollars (“US$” or “USD”). The functional currency of the Group’s PRC subsidiaries and VIE and the subsidiary incorporated in Hong Kong is RMB.

In the consolidated financial statements, the financial information of the Company has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as foreign currency translation adjustments, and are shown as a component of other comprehensive income in the consolidated statements of operations and comprehensive loss.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in others, net in the consolidated statements of operations and comprehensive loss.

(e) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operation and comprehensive loss and consolidated statements of cash flows from RMB into USD as of and for the year ended December 31, 2018 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8650, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 28, 2019. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2018, or at any other rate.

(f) Fair value measurements

Fair value reflects the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(f) Fair value measurements (Continued)

principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The Group applies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation techniques are observable or unobservable. The hierarchy is as follows:

Level 1—Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

Level 2—Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

Level 3—Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect the Group’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Accounting guidance also describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

Financial assets and liabilities of the Group primarily consist of cash and cash equivalents, time deposits, short-term investments, accounts receivable, other receivables, amounts due from/to NetEase Group, accounts payables, contract liabilities, accrued liabilities and other payables and short-term loans from NetEase Group of which the carrying values approximate their fair value. Please see Note 15 for additional information.

(g) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and demand deposits, which have original maturities less than three months and are readily convertible to known amount of cash.

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(h) Time deposits

Time deposits represent time deposits placed with banks with original maturities of three months or more than three months but less than one year. Interest earned is recorded as interest income in the consolidated statements of operations and comprehensive loss during the periods presented.

(i) Short-term investments

Short-term investments include investments in financial instruments with a variable interest rate indexed to performance of underlying assets. In accordance with ASC 825- “Financial Instruments”, the Group elected the fair value option at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of operations and comprehensive loss as investment income.

(j) Inventories, net

Inventories, consisting of smart devices and learning materials for online courses services, are stated at the lower of cost and net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving merchandise and damaged goods, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased, but has arrangements to return unsold goods with certain vendors. Write downs are recorded in cost of revenues in the consolidated statements of operations and comprehensive loss.

(k) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range as follows:

Servers and computers	3 years
Furniture, fixtures, office and other equipment	3-10 years
Leasehold improvements	The shorter of the useful life or term of the lease

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations and comprehensive loss.

(l) Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will affect the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized during the years ended December 31, 2017 and 2018.

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(m) Revenue recognition

The Group adopted ASC 606- “Revenue from Contracts with Customers” for all periods presented. According to ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, reduced by estimates for return allowances, promotional discounts, rebates and Value Added Tax (“VAT”).

Disaggregation of net revenues

For the years ended December 31, 2017 and 2018, substantially all of the Group’s net revenues were generated in the PRC. The following table provides information about disaggregated revenue by types:

	For the Year ended December 31,
	2017	2018
	RMB	RMB
Learning services and products	149,915	428,716

Online courses services	115,003	329,424
Smart devices	6,672	30,530
Fee-based premium services	28,240	68,762

Online marketing services	305,831	302,882

Total net revenues	455,746	731,598

i) Learning services and products

Online courses services

The Group offers various types of integrated learning services, which primarily cover a wide spectrum of topics and target people from broad age groups through its diverse offerings of K-12 tutoring courses, foreign languages, professional and interest education services as well as IT computer skills, etc. The Group’s online courses services consist of online live streaming and other activities during the online live streaming period including teaching material, quiz banks, online chat rooms, summary of lessons after each class and interactions with both other students and instructors. Once the online live streaming is completed, the Group also offers the customer a content playback service. With respect to the content playback service, the customer has unlimited access to previous live streaming courses for a specified period. The services of online live streaming, playback service, as well as the other activities provided mentioned above are highly interdependent and interrelated in the context of the contract and are only considered accessory services to the online live streaming courses and therefore are not distinct and are not sold standalone. Therefore, the Group’s online courses services are accounted for as a single performance obligation. This performance obligation is satisfied over the learning period of the customers. Accordingly, the Group recognizes the revenues ratably over the estimated average learning period for different courses. The Group considers the average period that customers typically spend time on the courses and other learning behavior patterns to arrive at the best estimates for the estimated learning period for each course.

The Group’s online courses services also consist of online pre-recorded video services, revenues are recognized ratably over the estimated average learning period for different courses, similar with the online live streaming courses.

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(m) Revenue recognition (Continued)

i) Learning services and products (Continued)

The estimated weighted average duration of learning periods for live streaming courses and pre-recorded courses are approximately seven months and nine months, respectively.

There is a refund policy provided to customers for online courses services, depending on whether the course had commenced at the time of the refund request, the length of the course, the number of sessions that the student has taken, among other criteria. The Group determines the transaction price to be earned by estimating the refund liability based on historical refund ratio on a portfolio basis using the expected value method.

The Group also provides discount coupons to its customers for use in purchases on online courses, which are treated as a reduction of revenue when the related transaction is recognized.

Smart devices

Along with certain online courses, the Group also provides smart devices such as smart pens to facilitate customers’ learnings. For such situation, the Group has determined that the smart devices are a separate performance obligation under ASC 606, as customers can benefit from smart devices on their own and the Group’s promises to deliver smart devices is separately identifiable from online courses services. The Group determines stand-alone selling price to each performance obligation in the approach of expected cost plus margin. Revenue from smart devices is recognized when they are delivered to customers.

The Group also sells other smart devices such as dictionary pens, translation devices to customers through retailers or distributors. The Group recognizes revenues when control of the goods is transferred to the customer, which generally occurs upon the delivery to the end customers as retailors or upon the delivery to distributors.

Fee-based premium services

Fee-based premium services revenues, mostly operated on either consumption-basis or a monthly subscription basis, are derived principally from providing premium services of Youdao Dictionary, Youdao Cloudnote, Youdao Smart Cloud, as well as translation services. Prepaid subscription fees collected from customers are deferred and are recognized as revenue on a straight-line basis by the Group over the subscription period, during which customers can access the premium services provided by the Group. Fees collected from customer to purchase translation services are recognized as revenue when related services are rendered. The Group also provides its customers the access to smart cloud system, through which customers could use automatic scanning, image recognition and speech recognition services. The Group recognizes the revenues related to smart cloud services based on a consumption basis or ratably over the service period.

ii) Online marketing services

The Group derives its online marketing revenues principally from short-term contracts. The online marketing services with display period, the contracts may consist of multiple performance obligations with a typical term of less than three months. Each performance obligation generally represents different formats of advertisement, including but not limited to banners, text-links, videos, logos, buttons and rich media. In arrangements where the Group has multiple performance obligations, the transaction price is allocated to each performance obligation using the relative stand-alone selling price. The Group generally determines stand-alone selling prices based on the prices charged to customers. If the performance obligation has not been sold

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(m) Revenue recognition (Continued)

ii) Online marketing services (Continued)

separately, the Group estimates the stand-alone selling price by taking into consideration of the pricing for advertising areas of the Group’s platform with a similar popularities and advertisements with similar formats and quoted prices from competitors as well as other market conditions. Considerations allocated to each performance obligation is recognized as revenue over the individual advertisement display period, on a straightline basis, which is usually within three months.

The Group also enters into cost-per-click (“CPC”) advertising arrangements with customers, under which the Group recognizes revenues based on the number of actions completed resulted from the advertisements, including but not limited to when users click on links. The Group provides a technology enhanced advertising solution to advertisers, including advising advertisers to optimize delivery strategies, choose delivery channels and spaces, select key words, etc. These advertising planning services are not distinct and not considered separate performance obligations, but rather part of the advertising performance obligations.

The Group’s online marketing services expand distribution of advertisers’ promotional links and advertisements by leveraging traffic on third parties’ internet properties, including web content, software, and mobile applications. The Group is the primary obligor to its advertisers as it is primarily responsible to the customers, bears inventory risk and has the discretion in establishing pricing. Payments made to operators of third party internet properties are included in the traffic acquisition costs.

Certain customers may receive volume rebates, which are accounted for as variable consideration. The Group estimates annual expected revenue volume with reference to their historical results and reduce revenues recognized.

Practical expedients

The Group has used the following practical expedients as allowed under ASC 606:

(i)

The effects of a significant financing component has not been adjusted for contracts which the Group expects, at contract inception, that the period between when the Group transfers a promised good or service to the customer and when the customer pays for that good or service will be one year or less.

(ii)

The Group applied the portfolio approach in determining the learning period for the customer given that the effect of applying a portfolio approach to a group of students’ behaviors would not differ materially from considering each one of them individually.

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when the Group has satisfied its performance obligations and has the unconditional right to payment.

Allowance for doubtful accounts

The Group closely monitors the collection of its accounts receivables and records a reserve for doubtful accounts against aged accounts and for specifically identified non-recoverable amounts. If the economic situation and the financial condition of the customer deteriorate resulting in an impairment of the customer’s ability to make payments, additional allowances might be required. Accounts receivables balances are written off when they are determined to be uncollectible.

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(m) Revenue recognition (Continued)

Contract balances (Continued)

Contract liabilities

Contract liabilities refer to the deferred revenue and refund liability.

Deferred revenue is relating to the learning tuition, online marketing services and fee premium services with fees received from customers for which the Group’s revenue recognition criteria have not been met. Revenue recognized that was included in the deferred revenue balance at January 1, 2017 and January 1, 2018 amounted to RMB39,039 and RMB94,297, respectively.

As of December 31, 2018, the aggregate amount of transaction price allocated to unsatisfied performance obligations is RMB175,322 which includes deferred revenues balances and amounts to be invoiced and recognized as revenue in future periods. The Group expects to recognize all this balance as revenue over the next 12 months. This balance does not include an estimate for variable consideration arising from sales rebates to advertising service customers.

Refund liability represents the consideration collected by the Group which it expects to refund to its customers according to refund policy. Refund liability is estimated based on the historical refund ratio for each of the revenue streams. The refund liabilities were not material, as of December 31, 2017 and 2018. In the event that the actual amount of refund made exceeds the estimation, such excessive amount will be deducted from net revenues.

(n) Cost of revenues

Cost of revenues primarily consists of the revenue sharing and payroll expenses to instructors and tutors, traffic acquisition costs, content costs, servers and bandwidth service fees and other direct costs of providing these services as well as costs of smart devices sold.

(o) Sales and marketing expenses

Sales and marketing expenses mainly consist of marketing and promotional expenses and payroll related expenses. The Group expenses all advertising costs as incurred and classifies these costs under sales and marketing expenses. For the years ended December 31, 2017 and 2018, advertising expenses were RMB85,309 and RMB138,028, respectively.

(p) Research and development expenses

Research and development expenses mainly consist of personnel related expenses and technology service costs incurred for the learning courses and its development, as well as development and enhancement of the Group’s websites and applications platforms.

For internal use software, the Group expenses all costs incurred for the preliminary project stage and post implementation-operation stage of development, and costs associated with repair or maintenance of the existing platforms. Costs incurred in the application development stage are capitalized and amortized over the estimated useful life. Since the amount of the Group’s research and development expenses qualifying for capitalization has been immaterial, as a result, all development costs incurred for development of internal used software have been expensed as incurred.

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(p) Research and development expenses (Continued)

For external use software, costs incurred for development of external use software have not been capitalized since the inception of the Group, because the period after the date technical feasibility is reached and the time when the software is marketed is short historically, and the amount of costs qualifying for capitalization has been immaterial.

No costs incurred for development of learning content, products and advertising services have been capitalized because the period after the date technical feasibility is reached and the time when relevant products and services are marketed is historically short.

(q) Share-based compensation

The Group grants options to its employees, directors and consultants with performance conditions and service conditions. In accordance with ASC 718- “Compensation- Stock Compensation”, the Group determines grants of options to directors, employees and consultants, which are classified as equity awards and are measured at the grant date based on the fair value of the awards.

The Group adopts the binomial option pricing model to determine the fair value of stock options. The determination of the fair value of stock options is affected by the fair value of ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk free interest rates and expected dividends. The fair value of the ordinary shares is assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. Share-based compensation expenses for share options granted with service conditions are recorded net of estimated forfeitures using graded-vesting method during the service period requirement, such that expenses are recorded only for those share-based awards that are expected to ultimately vest. For share options granted with service conditions and the occurrence of an initial public offering (“IPO”) as performance condition, cumulative share-based compensation expenses for the options that have satisfied the service conditions will be recorded upon the completion of the IPO.

The Group also recognizes compensation expenses on restricted share units, or RSUs, granted by the Parent to the employees of the Group. RSUs are measured based on the fair market value of the underlying stock on the dates of grant. Share-based compensation expenses related are then recorded for the number of RSUs expected to vest on a graded-vesting basis, net of estimated forfeitures, over the requisite service period.

(r) Employee benefits

PRC Contribution Plan

Full-time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and the VIE of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB41,122 and RMB61,618 for the years ended December 31, 2017 and 2018, respectively.

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(s) Taxation

Income taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations and comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not, that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its consolidated balance sheets and under other expenses in its consolidated statements of operations and comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions as of December 31, 2017 and 2018 nor did the Group recognize any related interest and penalties.

(t) Operating leases

Leases where substantially all the rewards and risk of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations and comprehensive loss on a straight-line basis over the shorter of the lease term or estimated economic life.

(u) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

(v) Non-controlling interests

For the Company’s majority-owned subsidiaries and VIE, non-controlling interests are recognized to reflect the portion of their equity that are not attributable, directly or indirectly, to the Company as the controlling shareholders.

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(v) Non-controlling interests (Continued)

The non-controlling interest will continue to be attributed with its share of losses even if that attribution results in a deficit non-controlling interest balance.

(w) Net loss per share

Net loss per share is computed in accordance with ASC 260, “Earnings per Share”. Basic net loss per share is computed by dividing net loss attributable to ordinary shareholders, considering the accretions of convertible redeemable preferred shares, by the weighted average number of ordinary shares outstanding during the year. Diluted net loss per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under treasury stock method. Potential ordinary shares include options to purchase ordinary shares and preferred shares, unless they were anti dilutive. The computation of diluted net loss per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net loss per share.

(x) Statutory reserves

The Company’s subsidiaries and VIE established in the PRC are required to make appropriations to certain non-distributable reserve funds. In accordance with China’s Company Laws, the Company’s VIE and its subsidiaries registered as Chinese domestic company make appropriations from their after-tax profit (as determined under the accounting principles generally acceptable in the People’s Republic of China (“PRC GAAP”) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the annual after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiaries registered as majority-owned or wholly-owned foreign investment enterprise (“FIE”) in China make appropriations from their annual after-tax profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective companies’ discretion.

(y) Comprehensive loss

Comprehensive loss is defined to include all changes in equity deficit of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive loss includes net loss and foreign currency translation adjustment of the Group.

(z) Segment reporting

In accordance with ASC 280- “Segment Reporting”, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(z) Segment reporting (Continued)

operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the chief executive officer. The Group’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of products and technology. The Group’s operating segments are based on this organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results

The Group reports two reportable segments—learning services and products, and online marketing services. The Group currently does not allocate operating costs or assets to its segments, as its CODM does not use such information to allocate resources or evaluate the performance of the operating segments. As the Group’s long-lived assets are substantially all located in the PRC and the Group’s revenues are substantially derived from the PRC, no geographical segments are presented.

(aa) Recently adopted accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” ASU 2014-09 requires revenue recognition to depict the transfer of goods or services to customers in an amount that reflects the consideration that a company expects to be entitled to in exchange for the goods or services. To achieve this principle, a company must apply five steps including identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations, and recognizing revenue when (or as) the company satisfies the performance obligations. Additional quantitative and qualitative disclosure to enhance the understanding about the nature, amount, timing, and uncertainty of revenue and cash flows is also required. ASU 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. In April 2016, the FASB issued ASU 2016-10, “Identifying Performance Obligations and Licensing.” ASU 2016-10 clarifies the following two aspects of ASU 2014-09: identifying performance obligations and licensing implementation guidance. The effective date of ASU 2016-10 is the same as the effective date of ASU 2014-09. The Group has early adopted ASC 606 on January 1, 2017 using the full retrospective approach.

In March 2016, FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which is intended to improve the accounting for employee share-based payments and affect all organizations that issue share-based payment awards to their employees. Several aspects of the accounting for share-based payment award transactions are simplified, including: (1) income tax consequences; (2) classification of awards as either equity or liabilities; (3) accruals of compensation costs based on the forfeitures; (4) classification on the statement of cash flows. For public companies, the amendments are effective for annual periods beginning after December 15, 2016. The Group early adopted this new guidance on January 1, 2017. This guidance did not have a material effect on the consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this ASU require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash. Therefore, amounts generally described as restricted cash should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company early adopted the amendments on January 1, 2017 on a basis of using a retrospective method to each period presented. This guidance did not have impact on the consolidated financial statements.

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(bb) Recently issued accounting pronouncements not yet adopted

In February 2016, the FASB issued a new standard on leases, ASU 2016-2, which requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize a liability to make lease payments (the Lease Liability) and a right-of-use representing its right to use the underlying asset for the lease term in the statements of financial position. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In July 2018, the FASB issued an amendment on leases, ASU 2018-11, which provides another transition method in addition to the existing transition methods by allowing entities to initially apply the new leases standard at the effective date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company adopted the new lease standard in the first quarter of 2019 using the transition method provided by ASU 2018-11 and will not retrospectively adjust the prior comparative periods. The impact of initially applying the guidance on the opening balance of 2019 is not expected to be material.

In June 2016, the FASB issued of ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments”, which will be effective for the Group in the fiscal year of 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which an entity recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued an amendment of Topic 326, ASU No. 2018-19, which clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20 and should be accounted for in accordance with Topic 842, Leases. For public companies, the amendments are effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal year. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU No. 2016-13 on its consolidated financial statements.

3. Concentration and Risks

(a) Credit and concentration risk

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, time deposits and short-term investments. As of December 31, 2017 and 2018, substantially all of the Group’s cash and cash equivalents, time deposits and short term investments were held in major financial institutions located in Mainland China and Hong Kong, which management considered being of high credit quality.

There are no revenues from customers which individually represent greater than 10% of the total net revenues for the years ended December 31, 2017 and 2018. There were nil and one instructor, through whom the Company’s net learning services and products revenue earned was more than 10% of the Company’s net learning services and products revenue for the years ended December 31, 2017 and 2018.

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

4. Accounts Receivable, net

	As of December 31,
	2017	2018
	RMB	RMB
Accounts receivable, net:
Accounts receivable	65,845	81,361
Allowance for doubtful accounts:
Balance at the beginning of year	(1,529)	(724)
Additional provision charged to expenses	—	(75)
Write-off	805	—
Balance at the end of year	(724)	(799)

	65,121	80,562

5. Prepayment and Other Current Assets

The following is a summary of prepayment and other current assets:

	As of December 31,
	2017	2018
	RMB	RMB
Deferred expenses for learning services	14,412	20,267
Deferred charges	3,856	2,879
Prepayment for promotion fees	2,883	5,892
Prepayment for value-added taxes	5,891	4,894
Interest receivable	20	4,200
Others	1,965	5,939

	29,027	44,071

6. Property and Equipment, Net

Property and equipment, net as of December 31, 2017 and 2018 are as follows:

	As of December 31,
	2017	2018
	RMB	RMB
Servers and computers	50,588	59,709
Furniture, fixtures and office equipment	2,117	1,971
Leasehold improvements	614	1,157

Total	53,319	62,837

Less: accumulated depreciation	(39,977)	(44,462)

Net book value	13,342	18,375

Depreciation expenses recognized for the years ended December 31, 2017 and 2018 were RMB3,274 and RMB6,349, respectively.

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

7. Taxation

(a) Value-added tax (“VAT”)

The Group’s subsidiaries and VIE incorporated in China are subject to 6% VAT for services rendered and 17% VAT for goods sold. The Group is also subject to cultural development fee on the provision of online marketing services in China. The applicable tax rate is 3% of the online marketing services revenue.

All entities that engaged in the sale of general goods in China are generally required to pay VAT at a rate of 17% or other applicable value-added tax rate implemented by the provision regulation of the gross sales proceeds received, less any creditable VAT already paid or borne by the taxpayer. Pursuant to further VAT reform implemented from May 1, 2018, all industries that were previously subject to VAT at a rate of 17% were adjusted to 16%, and further adjusted to 13% in April 2019.

(b) Income tax

Composition of income tax

The following table presents the composition of income tax expenses for the years ended December 31, 2017 and 2018:

	For the Year Ended December 31,
	2017	2018
	RMB	RMB
Current income tax expenses	5,162	11,294

Income tax expenses	5,162	11,294

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company in the Cayman Islands to their shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The subsidiary incorporated in Hong Kong was subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million. The payments of dividends to its shareholders are not subject to withholding tax in Hong Kong.

China

Under the PRC Enterprise Income Tax Law, or EIT Law, the standard enterprise income tax rate (“EIT rate”) is 25%. Entities qualifying as High and New Technology Enterprises (“HNTE”) qualify for a preferential tax rate of 15% subject to a requirement that they re-apply for HNTE status every three years.

Youdao Information was qualified as a HNTE in 2015 initially and extended the qualification in 2018, and hence subject to a preferential tax rate of 15% since 2015 to 2020. As of December 31, 2018, Youdao Information was in an accumulative deficit position.

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

7. Taxation (Continued)

(b) Income tax (Continued)

All other PRC incorporated entities of the Group were subject to a 25% income tax rate for all the periods presented.

In general, the PRC tax authorities have up to five years to conduct examination of the tax filings of the Company’s PRC entities. Accordingly, the PRC entities’ tax years of 2014 through 2018 remain open to examination by the respective tax authorities. The Company may also be subject to the examination of the tax filing in other jurisdictions, which are not material to the consolidated financial statements.

The following table presents a reconciliation of the differences between the statutory income tax rate and the Group’s effective income tax rate for the years ended December 31, 2017 and 2018:

	For the Year Ended December 31,
	2017	2018
	RMB	RMB
Statutory income tax rate	25%	25%
Permanent differences	1%	5%
Tax rate difference from tax holiday and statutory rate in other jurisdictions	(7%)	(5%)
Change in valuation allowance	(22%)	(31%)

Effective income tax rate	(3%)	(6%)

(c) Deferred tax assets

The following table presents the tax impact of significant temporary differences that give rise to the deferred tax assets as of December 31, 2017 and 2018:

	As of December 31,
	2017	2018
	RMB	RMB
Deferred tax assets
Net operating tax loss carry forwards	114,956	144,050
Advertising and promotion expenses in excess of deduction limit	1,050	2,018
Payroll and expense accrued	600	549
Less: valuation allowance	(116,606)	(146,617)

Total deferred tax assets, net	—	—

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

7. Taxation (Continued)

(c) Deferred tax assets (Continued)

The following table sets forth the movement of the valuation allowances for deferred tax assets for the periods presented:

	2017	2018
	RMB	RMB
Balance as of January 1,	102,249	116,606
Change of valuation allowance	14,357	30,011

Balance as of December 31,	116,606	146,617

The tax losses of the Group expire over different time intervals depending on local jurisdiction. Certain entity’s expiration period for tax losses has been extended from five years to ten years in 2018 due to new tax legislation. As of December 31, 2018, certain entities of the Group had net operating tax loss carry forwards, if not utilized, would expire as follows:

RMB
Loss expiring in 2019	—
Loss expiring in 2020	—
Loss expiring in 2021	34,683
Loss expiring in 2022	59,661
Loss expiring in 2023	218,924
Loss expiring in 2024	137,645
Loss expiring in 2025	108,483
Loss expiring in 2026	111,357
Loss expiring in 2027	112,069
Loss expiring in 2028	202,551

985,373

(d) Withholding income tax

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Such withholding income tax was exempted under the previous EIT Law, which was effective before January 1, 2018. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate that may be lowered to 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The State Administration of Taxation (“SAT”) further promulgated Circular 601 on October 27, 2009, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance and that a beneficial ownership analysis will be used based on a “substance-over-form” principle to determine whether or not to grant the tax treaty benefits.

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

7. Taxation (Continued)

(d) Withholding income tax (Continued)

To the extent that subsidiaries and VIE of the Group have undistributed earnings, the Group will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2017 and 2018, the Group did not record any withholding tax as the PRC entities were still in accumulated deficit position.

8. Taxes Payable

The following is a summary of taxes payable as of December 31, 2017 and 2018:

	As of December 31,
	2017	2018
	RMB	RMB
Enterprise income taxes payable	1,037	10,357
Withholding individual income taxes for employees	2,240	1,622
VAT payable	4,472	3,482
Others	1,368	1,928

Total	9,117	17,389

9. Accrued Liabilities and Other Payables

The following is a summary of accrued liabilities and other payables as of December 31, 2017 and 2018:

	As of December 31,
	2017	2018
	RMB	RMB
Accrued liabilities for learning and online marketing services	31,148	39,042
Accrued marketing expenses	11,991	19,981
Accrued professional fee	4,858	7,863
Accrued administrative expenses	2,906	5,126
Accrued technical expenses	1,506	4,315
Deposits payable to service providers	2,041	2,995
Others	3,958	6,392

Total	58,408	85,714

10. Ordinary Shares

The Company was incorporated in the Cayman Islands on November 27, 2014 by NetEase. Upon its incorporation, 1 ordinary share was issued at a par value of US$1 per share. On February 3, 2015, the Company performed a share split to 10,000 shares at a par value of US$0.0001 per share. On March 7, 2018, the Company issued 65,377,160 shares to NetEase with a total consideration of US$7 (RMB41). This issuance to NetEase was treated as an in substance 10,000 to 65,387,160 share split. All ordinary shares and per share information are adjusted retroactively for all periods presented to reflect the share split in March 2018.

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

10. Ordinary Shares (Continued)

On March 28, 2018, the Company issued 26,612,840 shares to the holding vehicle of previous non-controlling shareholders in Youdao Information in exchange for their shareholding interests in Youdao Information (see Note 1).

As of December 31, 2017 and 2018, after giving effect to the above share split, the Company had 65,387,160 and 92,000,000 ordinary shares issued and outstanding, respectively. The holder of ordinary shares issued and outstanding shall have one vote for each ordinary share held by such holder.

11. Convertible Redeemable Preferred Shares

On April 17, 2018, the Company issued 6,814,815 Series A convertible redeemable preference shares (“preferred shares”) with an issuance price of USD10.27 per share to two investors (the “Purchasers”), for a total cash consideration of USD70 million (RMB440 million). The issuance costs for Series A preferred shares were RMB9,826.

The key terms of the preferred shares are as follows:

Conversion right

Each preferred share is convertible into an ordinary share, at the option of the holder thereof, at any time on a one-for-one basis, and without the payment of additional consideration by the holder, and is subject to adjustment from time to time on a weighted average basis upon (i) the issuance of additional equity shares for a consideration per share, convertible into equity shares, at a price per share less than the conversion price, (ii) a split, subdivision, recapitalization or similar event impacting the outstanding ordinary shares, or a consolidation, reverse split or combination of the outstanding ordinary shares; or (iii) a merger, consolidation or other business combination, or a reclassification, reorganization, recapitalization, statutory share exchange or similar capital reorganization of the ordinary shares. Each preferred share will be automatically converted into ordinary shares upon the consummation of a qualified initial public offering (“QIPO”) of the Company based on the then-effective conversion price, or upon the prior written approval of the holders of the preferred shares.

The initial conversion price will be the preferred share issue price (i.e., a one-to-one initial conversion ratio), which will be subject to adjustments to reflect subdivisions, share dividends, stock splits and other events.

Redemption right

If the Company has not completed a QIPO prior to April 12, 2022, the Purchasers shall have the right to sell to the Company all or a portion of preferred shares they own at a price equal to 140% of the purchase consideration plus all declared but unpaid dividends on such preferred shares. A notice of redemption by the requesting Purchaser shall be delivered to the Company, within ninety days after but not including April 12, 2022. If the put right is not exercised within the ninety days, it will be irrevocably forfeited. In the event that the Company does not have sufficient funds to redeem all of the preferred shares requested to be redeemed, the Parent shall repurchase the requested preferred shares at a price reflecting an annual compounded rate of 6% of the purchase consideration plus all declared but unpaid dividends on such preferred shares.

The redemption option provided by the Parent is considered an in substance guarantee provided by NetEase Group over the Company’s redemption obligation. The Company recognized the initial fair value of the guarantee as financing expense and capital contribution from the Parent with the amount of RMB4,722.

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

11. Convertible Redeemable Preferred Shares (Continued)

Liquidation

In the event of liquidation, the holders of preferred shares shall be entitled to receive, prior to the holders of ordinary shares, the relevant amount per preferred share equal to (i) 100% of the applicable preferred share issue price, plus (ii) an amount accruing thereon at an annual rate of 10% of the applicable preferred share issue price, plus (iii) all declared but unpaid dividends thereon.

In the event of insufficient funds available to pay in full the preference amount in respect of preferred shares, the entire assets and funds of the Company legally available for distribution to the holders of preferred shares shall be distributed on a pro rata basis among the holders of preferred shares in proportion to issued price.

Voting Right

The holders of preferred shares and ordinary shares shall vote together based on their shareholding ratio.

Dividend

Each preferred shareholder shall be entitled to receive dividends and distributions on an as-converted basis together with the ordinary shares on parity with each other, provided that such dividends and distributions shall be payable only when, as, and if declared by the Board.

Accounting of Preferred Shares

The Company has classified the preferred shares in the mezzanine equity of the consolidated balance sheets. In addition, the Company records accretions on the preferred shares to the redemption value from the issuance date to the earliest redemption date. The accretions using the effective interest method, are recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. The issuance of the preferred shares is recognized at the respective issue price at the date of issuance net of issuance costs.

The Company’s preferred shares activities for the year ended December 31, 2018 are summarized as below:

	Balance as of January 1, 2018	Issuance of Preferred Shares	Accretions of Preferred Shares to redemption value	Balance as of December 31, 2018
Series A Preferred Shares
Number of shares (in thousands)	—	6,815	—	6,815
Amount	—	430,341	30,311	460,652

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

12. Others, net

	For the Year ended December 31,
	2017	2018
	RMB	RMB
Financing expense (see Note 11)	—	(4,722)
Investment income	32	382
Government grants	—	10,330
Exchange gains	78	38,620
Others	488	33

	598	44,643

13. Share-based Compensation

NetEase Plan:

(a) Description of restricted share units plan

In November 2009, NetEase adopted a restricted share units plan for NetEase’s employees, directors and consultants (the “2009 RSU Plan”). NetEase has reserved 323,694,050 ordinary shares for issuance under the plan. The 2009 RSU Plan was adopted by a resolution of the board of directors on November 17, 2009 and became effective for a term of ten years unless sooner terminated.

(b) Share-based compensation expenses

NetEase recognizes share-based compensation expenses in its consolidated statements of operations and comprehensive income based on awards ultimately expected to vest, after considering estimated forfeitures. Forfeitures are estimated based on the NetEase’s historical experience over the last five years and revised in subsequent periods if actual forfeitures differ from those estimates.

The corresponding share-based compensation expenses were allocated to the Group based on grants to the Group’s employees, amounting to RMB5,290 and RMB6,176 which is treated as deemed contribution from NetEase Group and recorded in additional paid-in capital, for the years ended December 31, 2017 and 2018, respectively.

As of December 31, 2018, total unrecognized compensation expenses of the Group’s employees related to unvested awards under the 2009 RSU Plan, adjusted for estimated forfeitures, were US$1.5 million (RMB10.6 million) and are expected to be recognized through the remaining vesting period of each grant. As of December 31, 2018, the weighted average remaining vesting period was 2.3 years.

The aggregate intrinsic value of 15,852 restricted share units outstanding for the Group’s employees as of December 31, 2018 was US$149 (RMB1,026). The intrinsic value was calculated based on NetEase’s closing share price of US$235.4 per ADS, or US$9.4 per ordinary share as of December 31, 2018.

Youdao Plan

(a) Description of share incentive plan

On February 3, 2015, the Company adopted an option and restricted share unit plan for the Company’s employees, directors and consultants (the “2015 Share Incentive Plan” or “2015 Plan”). The 2015 Plan was

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

13. Share-based Compensation (Continued)

Youdao Plan (Continued)

(a) Description of share incentive plan (Continued)

adopted in February 2015 and became effective for a term of ten years unless sooner terminated. In April 2018, the Company further reserved an additional 2,222,222 ordinary shares for the 2015 Plan, which resulted in the total number of ordinary shares reserved under the 2015 Plan to be 10,222,222.

(b) Valuation

The Group uses binomial option pricing model to determine fair value of the share-based awards. The fair value of each option granted for the years ended December 31, 2017 and 2018 is estimated on the date of grant using the following assumptions:

	For the Year Ended December 31,
	2017	2018
Expected volatility	48.00%-51.00%	48.10%
Expected dividends yield	0%	0%
Risk-free interest rate	1.99%-2.01%	2.50%
Expected term (in years)	6	6
Fair value of underlying ordinary share (US$)	0.59-0.84	1.39

The expected volatility at the grant date and each option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the options. The Company has not declared or paid any cash dividends on its capital stock, and the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the options. The Company estimated the risk-free interest rate based on the yield to maturity of U.S. treasury bonds denominated in USD at the option valuation date.

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

13. Share-based Compensation (Continued)

Youdao Plan (Continued)

(b) Valuation (Continued)

The following table presents a summary of the Company’s options activities for the years ended December 31, 2017 and 2018:

	Number of options	Weighted average exercise price per share	Weighted average remaining contractual life	Aggregate intrinsic value
	(in thousands)	US$	Years	US$
Outstanding as of January 1, 2017	5,357	1.68	4.59	—
Granted	1,979	2.53
Forfeited	(931)	1.94

Outstanding as of December 31, 2017	6,405	1.91	4.01	—

Outstanding as of January 1, 2018	6,405	1.91	4.01	—
Granted	1,592	3.00
Forfeited	(1,006)	2.16

Outstanding as of December 31, 2018	6,991	2.13	3.40	29,468

Vested and exercisable as of December 31, 2017	—	1.91
Vested and exercisable as of December 31, 2018	—	2.13

Under the option plan, options are only exercisable subject to the grantee’s continuous service and completion of the Company’s IPO, and options for which the service condition has been satisfied are forfeited should employment terminate before the Company’s public listing. As the effectiveness of an IPO is not within the control of the Company, it is not deemed probable to occur for accounting purposes until the effective date of the IPO. Therefore, for the years ended December 31, 2017 and 2018, no compensation expenses were recorded for the share options granted to the Group’s employees. As of December 31, 2018, the unrecognized compensation expenses related to the options granted under the 2015 Plan was estimated to US$845 (RMB5,808).

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

14. Net Loss per Share

Basic and diluted loss per share have been calculated in accordance with ASC 260- “Earnings Per Share” for the years ended December 31, 2017 and 2018:

	For the Year ended December 31,
	2017	2018
	RMB	RMB
Numerator:
Net loss	(163,932)	(209,295)
Net loss attributable to non-controlling interests shareholders	30,355	385
Accretions of preferred shares to redemption value (see Note 11)	—	(30,311)

Net loss attributable to ordinary shareholders of the Company	(133,577)	(239,221)

Denominator:
Weighted average number of ordinary shares outstanding, basic	65,387,160	85,346,790
Weighted average number of ordinary shares outstanding, diluted	65,387,160	85,346,790
Net loss per share, basic	(2.04)	(2.80)
Net loss per share, diluted	(2.04)	(2.80)

Basic and diluted loss per share are computed using the weighted average number of ordinary shares outstanding during the period.

Nil preferred shares and options for the purchase of 6,405,000 ordinary shares, as of December 31, 2017, 6,814,815 preferred shares and options for the purchase of 6,991,000 ordinary shares, as of December 31, 2018, respectively, were excluded from the computation of diluted net loss per share for the years then ended because of their anti-dilutive effect.

15. Financial Instruments

Fair Value

The following table sets forth the major financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2017 and 2018:

	Fair Value Measurements
	Total	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
As of December 31, 2017
Time deposits	250	250	—

Total	250	250	—

As of December 31, 2018
Time deposits	343,410	343,410	—
Short-term investments	50,215	—	50,215

Total	393,625	343,410	50,215

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

15. Financial Instruments (Continued)

Fair Value (Continued)

The rates of interest under the loan agreements from NetEase Group with the lending banks were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements of short-term loans. For other financial assets and liabilities with carrying values that approximate fair value, if measured at fair value in the financial statements, these financial instruments would be classified as Level 3 in the fair value hierarchy.

16. Commitments and Contingencies

(a) Commitments

The Group leases office space under non-cancelable operating lease agreements, which are mostly within one year. As of December 31, 2018, future minimum commitments under non-cancelable agreements was as follows:

	Less than One Year	One to Three Years	More than Three Years	As of December 31, 2018
	RMB
Operating leases commitments	16,634	60	—	16,694
Purchase commitments	6,229	3,725	—	9,954

Total	22,863	3,785	—	26,648

For the years ended December 31, 2017 and 2018, the Group incurred rental expenses in the amounts of approximately RMB10,342 and RMB14,825, respectively. Purchase commitments mainly include commitments for content, marketing activities and purchase of smart devices.

b) Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of December 31, 2017 and 2018.

17. Related Party Transactions

During the years ended December 31, 2017 and 2018, other than disclosed elsewhere, the Company had the following material related party transactions:

Name of entity or individual	Relationships with the Group
NetEase Group	Control or under common control

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

17. Related Party Transactions (Continued)

(a) Transactions with related parties

	For the Year Ended December 31,
	2017	2018
	RMB	RMB
Services and products provided to NetEase Group
Learning services and products provided to NetEase Group	4,854	10,485
Online marketing services provided to NetEase Group	6,297	16,763

Services and products purchased from NetEase Group
Services purchased from NetEase Group	31,611	67,094
Fixed assets and inventories purchased from NetEase Group	—	6,647

Loan related transactions
Addition of short-term loans from NetEase Group	57,000	—
Interest expenses on short-term loans from NetEase Group	29,523	31,851

Equity related transactions:
Deemed contribution related to acquisition of businesses under common control (see Note 1)	49,265	44,024
Deemed contribution from NetEase Group related to issuance of preferred shares (see Note 11)	—	4,722
Share-based compensation under NetEase Plan	5,290	6,176

Learning services and products provided to NetEase Group mainly refer to the arrangements where entities within the NetEase Group acts as the distributor to sell smart devices, the revenues of which are recognized upon the delivery to the customer.

Online marketing services provided to NetEase Group mainly refer to the performance-based advertising arrangement provided to the entities within NetEase Group to promote their own services and products.

Service purchased from NetEase Group mainly consists of the human resource which the employees are with employment contracts with the entities within NetEase Group but provide services to the Group.

Deemed contribution related to acquisition of businesses under common control represents a contribution from NetEase Group during the years ended December 31, 2017 and 2018.

(b) Balances with related parties

	As of December 31,
	2017	2018
	RMB	RMB
Amounts due from NetEase Group	9,210	11,240
Amounts due to NetEase Group	18,235	37,213
Short-term loans from NetEase Group	878,000	878,000

Short-term loans as of December 31, 2017 and 2018 amounted to RMB878,000 respectively, which consisted of entrustment loans from NetEase Group through banks denominated in RMB. All of these loans were

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

17. Related Party Transactions (Continued)

(b) Balances with related parties (Continued)

repayable within one year. Out of the total outstanding loans, amounted to RMB105,000, the maturity dates have been extended for another 11 months to between December 2019 and May 2020. The effective interest rate for the outstanding loans for years of 2017 and 2018 ranged from approximately 3.5% to 3.9% per annum. The interest expense was RMB29,523 and RMB31,851 for the year ended December 31, 2017 and 2018, respectively.

18. Segment Information

The table below provides a summary of the Group’s segment results for the years ended December 31, 2017 and 2018.

	For the Year Ended December 31,
	2017	2018
	RMB	RMB
Net revenues
Learning services and products	149,915	428,716
Online marketing services	305,831	302,882

Total net revenues	455,746	731,598

Cost of revenues
Learning services and products	139,600	335,127
Online marketing services	154,207	180,006

Total cost of revenues	293,807	515,133

Gross margin
Learning services and products	7%	22%
Online marketing services	50%	41%
Total gross margin	36%	30%

19. Subsequent Events

The Group has performed an evaluation of subsequent events through the date of this report, which is the date the financial statements were issued, except for the acquisition discussed in Note 1, no other material events or transactions needing recognition or disclosure found.

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

20. Unaudited Pro Forma Loss per Share

Unaudited pro forma balance sheet information as of December 31, 2018 assumes the automatic conversion of all of the outstanding preferred shares, as if the conversion had occurred as of December 31, 2018. Pro forma net loss per share is presented to reflect the effect of the conversion of the preferred shares, using a conversion ratio of 1:1.

For the Year Ended December 31, 2018
Numerator (RMB):
Net loss attributable to ordinary shareholders of the Company	(239,221)
Pro forma effect of conversion of preferred shares	30,311

Pro forma net loss attributable to ordinary shareholders of the Company —basic and diluted	(208,910)

Denominator:
Weighted average number of ordinary shares outstanding	85,346,790
Pro forma effect of conversion of preferred shares	4,910,401

Denominator for pro forma basic and diluted loss per share	90,257,191

Pro forma net loss per share:
Basic	(2.31)
Diluted	(2.31)

21. Parent Company Only Condensed Financial Information

The Company performed a test on the restricted net assets of its consolidated subsidiaries and VIE in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial information for the Company only.

The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments, or guarantees as of December 31, 2018.

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

21. Parent Company Only Condensed Financial Information (Continued)

Condensed Balance Sheets

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
			Note 2(e)
ASSETS
Cash and cash equivalents	—	3,435	500

Total current assets	—	3,435	500

Total assets	—	3,435	500

Liabilities, Mezzanine and Shareholders’ Equity:
Investments in subsidiaries and VIE	713,877	682,972	99,486
Accrued liabilities and other payables	1,040	2,132	310

Total current liabilities	714,917	685,104	99,796

Total liabilities	714,917	685,104	99,796

Mezzanine Equity	—	460,652	67,102

Shareholders’ deficit:
Ordinary shares, US$0.0001 par value	41	58	8
Additional paid-in capital	83,061	138,024	20,105
Accumulated deficit	(798,019)	(1,281,191)	(186,626)
Accumulated other comprehensive income	—	496	72
Statutory reserves	—	292	43

Total shareholders’ deficit	(714,917)	(1,142,321)	(166,398)

Total liabilities, mezzanine & shareholders’ deficit	—	3,435	500

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

21. Parent Company Only Condensed Financial Information (Continued)

Condensed Statements of Operations and Comprehensive Loss

	For the year ended December 31,
	2017	2018	2018
	RMB	RMB	US$
Operating expenses
General and administrative expenses	(1,040)	(1,263)	(184)

Total operating expenses	(1,040)	(1,263)	(184)

Operating loss	(1,040)	(1,263)	(184)
Others, net	—	(4,774)	(695)
Share of loss of subsidiaries and VIE	(132,537)	(202,873)	(29,552)

Loss before tax	(133,577)	(208,910)	(30,431)

Net loss	(133,577)	(208,910)	(30,431)
Accretions of convertible redeemable preferred shares to redemption value	—	(30,311)	(4,415)

Net loss attributable to ordinary shareholders	(133,577)	(239,221)	(34,846)

Net loss	(133,577)	(208,910)	(30,431)
Other comprehensive income:
Foreign currency translation adjustments	—	496	72

Total other comprehensive income	—	496	72

Total comprehensive loss	(133,577)	(208,414)	(30,359)
Accretions of convertible redeemable preferred shares to redemption value	—	(30,311)	(4,415)

Total comprehensive loss attributable to ordinary shareholders	(133,577)	(238,725)	(34,774)

YOUDAO, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

21. Parent Company Only Condensed Financial Information (Continued)

Condensed Statements of Cash Flows

	As of December 31,
	2017	2018	2018
	RMB	RMB	US$
Cash flows from operating activities
Net cash provided by operating activities	—	405	59

Cash flows from investing activities
Capital injection to a subsidiary	—	(1,592)	(232)
Loan made to a subsidiary	—	(427,591)	(62,286)

Net cash used in investing activities	—	(429,183)	(62,518)

Cash flows from financing activities
Proceeds received from ordinary shareholders	—	41	6
Proceeds received from preferred shareholders, net of issuance cost	—	430,341	62,686
Proceeds from other shareholders		711	104

Net cash provided by financing activities	—	431,093	62,796

Effects of exchange rate changes on cash and cash equivalents	—	1,120	163

Net increase in cash and cash equivalents	—	3,435	500

Cash and cash equivalents at beginning of the year	—	—	—

Cash and cash equivalents at end of the year	—	3,435	500

YOUDAO, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of December 31, 2018	As of June 30,		As of June 30,
		2019	2019	2019	2019
	RMB	RMB	US$	RMB	US$
			Note 2(e)		Note 2(e)
				Pro forma (Note 19)
ASSETS
Current assets:
Cash and cash equivalents	41,738	52,317	7,621	52,317	7,621
Time deposits	343,410	220,249	32,083	220,249	32,083
Short-term investments	50,215	28,280	4,119	28,280	4,119
Accounts receivable, net	80,562	167,389	24,383	167,389	24,383
Inventories, net	23,832	32,685	4,761	32,685	4,761
Amounts due from NetEase Group	11,240	34,037	4,958	34,037	4,958
Prepayment and other current assets	44,071	76,275	11,111	76,275	11,111

Total current assets	595,068	611,232	89,036	611,232	89,036

Non-current assets:
Property and equipment, net	18,375	22,818	3,324	22,818	3,324
Other assets, net	6,174	5,411	788	5,411	788

Total non-current assets	24,549	28,229	4,112	28,229	4,112

Total assets	619,617	639,461	93,148	639,461	93,148

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICITS
Current liabilities (including amounts of the consolidated VIE without recourse to the primary beneficiary of RMB203,521 and RMB310,093 as of December 31, 2018 and June 30, 2019, respectively)
Accounts payables	34,558	34,796	5,069	34,796	5,069
Payroll payable	69,988	51,857	7,554	51,857	7,554
Amounts due to NetEase Group	37,213	52,097	7,589	52,097	7,589
Contract liabilities	177,536	242,475	35,320	242,475	35,320
Taxes payable	17,389	20,454	2,979	20,454	2,979
Accrued liabilities and other payables	85,714	136,722	19,916	136,722	19,916
Short-term loans from NetEase Group	878,000	878,000	127,895	878,000	127,895

Total current liabilities	1,300,398	1,416,401	206,322	1,416,401	206,322

Total liabilities	1,300,398	1,416,401	206,322	1,416,401	206,322

YOUDAO, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (Continued)

(Amounts in thousands, except for share and per share data)

	As of December 31, 2018	As of June 30,		As of June 30,
		2019	2019	2019	2019
	RMB	RMB	US$	RMB	US$
			Note 2(e)		Note 2(e)
				Pro forma (Note 19)
Commitments and contingencies (See Note 15)

Mezzanine equity:
Series A convertible redeemable preferred shares (US$0.0001 par value; 10,000,000 shares authorized, 6,814,815 issued and outstanding with redemption value of RMB460,652 and RMB481,808 as of December 31, 2018 and June 30, 2019; no shares authorized, issued and outstanding on a pro forma basis as of June 30, 2019)	460,652	481,808	70,183	—	—

Total mezzanine equity	460,652	481,808	70,183	—	—

Shareholders’ deficit:
Ordinary shares (US$0.0001 par value, 490,000,000 shares authorized, 92,000,000 issued and outstanding as of December 31, 2018 and June 30, 2019; and 500,000,000 shares authorized, 98,814,815 shares issued and outstanding on a pro forma basis as of June 30, 2019)	58	58	8	63	9
Additional paid-in capital	138,024	209,754	30,555	691,557	100,737
Accumulated deficit	(1,281,191)	(1,470,722)	(214,235)	(1,470,722)	(214,235)
Accumulated other comprehensive income	496	501	73	501	73
Statutory reserves	292	292	43	292	43
Non-controlling interests	888	1,369	199	1,369	199

Total shareholders’ deficit	(1,141,433)	(1,258,748)	(183,357)	(776,940)	(113,174)

Total liabilities, mezzanine equity and shareholders’ deficit	619,617	639,461	93,148	639,461	93,148

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

YOUDAO, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2018	2019	2019
	RMB	RMB	US$
			Note 2(e)
Net revenues (include transactions with related parties of RMB16,468 and RMB14,991 for the six months ended June 30, 2018 and 2019, respectively)	327,155	548,543	79,904
Cost of revenues (include transactions with related parties of RMB11,209 and RMB16,086 for the six months ended June 30, 2018 and 2019, respectively)	(219,541)	(389,585)	(56,749)

Gross profit	107,614	158,958	23,155

Operating expenses:
Sales and marketing expenses (include transactions with related parties of RMB4,324 and RMB6,007 for the six months ended June 30, 2018 and 2019, respectively)	(94,301)	(186,136)	(27,114)
Research and development expenses (include transactions with related parties of RMB8,061 and RMB10,006 for the six months ended June 30, 2018 and 2019, respectively)	(80,697)	(111,184)	(16,196)
General and administrative expenses (include transactions with related parties of RMB802 and RMB2,304 for the six months ended June 30, 2018 and 2019, respectively)	(15,749)	(23,784)	(3,465)

Total operating expenses	(190,747)	(321,104)	(46,775)

Loss from operations	(83,133)	(162,146)	(23,620)
Interest income/(expense), net (include interest expenses charged by related party of RMB15,371 and RMB16,987 for the six months ended June 30, 2018 and 2019, respectively)	(13,057)	(12,362)	(1,801)
Others, net	17,904	8,253	1,202

Loss before tax	(78,286)	(166,255)	(24,219)
Income tax expenses	(4,465)	(1,639)	(239)

Net loss	(82,751)	(167,894)	(24,458)
Net (income)/ loss attributable to non-controlling interests shareholders	678	(481)	(70)

Net loss attributable to the Company	(82,073)	(168,375)	(24,528)
Accretions of convertible redeemable preferred shares to redemption value (see Note 10)	(10,105)	(21,156)	(3,081)

Net loss attributable to ordinary shareholders of the Company	(92,178)	(189,531)	(27,609)

YOUDAO, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (Continued)

(Amounts in thousands, except for share and per share data)

	For the Six Months Ended June 30,
	2018	2019	2019
	RMB	RMB	US$
			Note 2(e)
Net loss	(82,751)	(167,894)	(24,458)
Other comprehensive income:
Foreign currency translation adjustment	365	5	1

Total other comprehensive income	365	5	1

Total comprehensive loss	(82,386)	(167,889)	(24,457)
Comprehensive (income)/ loss attributable to non-controlling interests shareholders	678	(481)	(70)

Comprehensive loss attributable to the Company	(81,708)	(168,370)	(24,527)
Accretions of convertible redeemable preferred shares to redemption value (see Note 10)	(10,105)	(21,156)	(3,081)

Comprehensive loss attributable to ordinary shareholders of the Company	(91,813)	(189,526)	(27,608)

Net loss per ordinary share
Basic	(1.16)	(2.06)	(0.30)
Diluted	(1.16)	(2.06)	(0.30)
Weighted average number of ordinary shares
Basic	79,208,193	92,000,000	92,000,000
Diluted	79,208,193	92,000,000	92,000,000
Share-based compensation expenses included in:
Cost of revenues	1,187	907	132
Sales and marketing expenses	256	780	114
Research and development expenses	1,174	41	6
General and administrative expenses	12	399	58

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

YOUDAO, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

(Amounts in thousands, except for share data)

	Ordinary shares		Additional paid-in capital	Statutory reserves	Accumulated deficit	Accumulated other comprehensive income	Non-controlling interests	Total shareholders’ deficit
	Shares	Amount RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	65,387,160	41	83,061	—	(798,019)	—	(243,080)	(957,997)
Net loss	—	—	—	—	(82,073)	—	(678)	(82,751)
Share-based compensation expenses	—	—	2,629	—	—	—	—	2,629
Foreign currency translation adjustment	—	—	—	—	—	365	—	365

Total comprehensive loss	—	—	2,629	—	(82,073)	365	(678)	(79,757)

Issuance of shares to NetEase	—	—	41	—	—	—	—	41
Issuance of shares to other shareholders	26,612,840	17	—	—	(243,659)	—	244,353	711
Deemed contribution related to acquisition of businesses under common control (see Note 1)	—	—	34,773	—	—	—	—	34,773
Deemed contribution from NetEase Group related to issuance of preferred shares (see Note 10)	—	—	4,722	—	—	—	—	4,722
Accretion of redeemable non-controlling interests					(10,105)			(10,105)

Balance as of June 30, 2018	92,000,000	58	125,226	—	(1,133,856)	365	595	(1,007,612)

Balance as of January 1, 2019	92,000,000	58	138,024	292	(1,281,191)	496	888	(1,141,433)
Net loss	—	—	—	—	(168,375)	—	481	(167,894)
Share-based compensation expenses	—	—	2,127	—	—	—	—	2,127
Foreign currency translation adjustment	—	—	—	—	—	5	—	5

Total comprehensive loss	—	—	2,127	—	(168,375)	5	481	(165,762)

Deemed contribution related to acquisition of businesses under common control (see Note 1)	—	—	69,603	—	—	—	—	69,603
Accretions of convertible redeemable preferred shares (see Note 10)	—	—	—	—	(21,156)	—	—	(21,156)

Balance as of June 30, 2019	92,000,000	58	209,754	292	(1,470,722)	501	1,369	(1,258,748)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

YOUDAO, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	For the Six Months Ended June 30,
	2018	2019	2019
	RMB	RMB	US$
			Note 2(e)
Cash flows from operating activities:
Net loss	(82,751)	(167,894)	(24,458)
Depreciation and amortization	2,690	4,569	666
Share-based compensation	2,629	2,127	310
Financing expense (see Note 10)	4,722	—	—
Investment income	—	(515)	(75)
Provision for allowance for doubtful accounts	45	19	3
Loss on disposal of property and equipment	58	472	69
Unrealized exchange (gains)/ losses	(20,326)	1,118	163
Changes in operating assets and liabilities:
Accounts receivable	10,610	(86,846)	(12,651)
Inventories	(2,838)	(8,853)	(1,290)
Prepayment and other current assets	(13,922)	(32,204)	(4,691)
Amounts due from NetEase Group	(214)	(22,797)	(3,321)
Other assets	(611)	740	108
Contract liabilities	24,025	64,939	9,459
Accounts payables	(5,322)	238	35
Payroll payable	(2,969)	(18,131)	(2,641)
Taxes payable	2,531	3,065	446
Accrued liabilities and other payables	21,940	51,008	7,430
Amounts due to NetEase Group	21,084	8,141	1,186

Net cash used in operating activities	(38,619)	(200,804)	(29,252)

Cash flows from investing activities:
Purchases of short-term investments	—	(56,000)	(8,157)
Proceeds of maturities of short-term investments	—	78,450	11,428
Placement of time deposits	(396,782)	(251,734)	(36,669)
Proceeds from maturities of time deposits	—	373,406	54,393
Purchase of intangible assets	(164)	(29)	(4)
Purchases of property and equipment	(6,478)	(9,293)	(1,354)
Proceeds from disposal of property and equipment & intangible assets	16	564	82

Net cash (used in)/ provided by investing activities	(403,408)	135,364	19,719

YOUDAO, INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Amounts in thousands)

	For the Six Months Ended June 30,
	2018	2019	2019
	RMB	RMB	US$
			Note 2(e)
Cash flows from financing activities:
Proceeds received from ordinary shareholders	41	—	—
Proceeds received from preferred shareholders, net of issuance cost	430,341	—	—
Proceeds from other shareholders	711	—	—
Funding from NetEase Group	34,773	75,643	11,019

Net cash provided by financing activities	465,866	75,643	11,019

Effect of exchange rate changes on cash and cash equivalents	626	376	55

Net increase in cash and cash equivalents	24,465	10,579	1,541
Cash and cash equivalents at beginning of the period	39,831	41,738	6,080

Cash and cash equivalents at end of the period	64,296	52,317	7,621

Supplemental disclosures of cash flow information:
Cash paid for income tax expenses	1,173	1,783	260
Cash paid for interest expenses	1,999	3,406	496

Non-cash investing and financing activities:
Accretions of convertible redeemable preferred shares to redemption value	(10,105)	(21,156)	(3,081)
Deemed contribution from NetEase Group related to issuance of preferred shares (see Note 10)	4,722	—	—

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

YOUDAO, INC.

NOTES TO UNAUDITED INTERIM

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except for share and per share data)

1. Operations and Reorganization

(a) Principal activities and reorganization

Youdao, Inc. (“Youdao” or the “Company”) was incorporated in the Cayman Islands on November 27, 2014. Youdao, Inc., its subsidiaries and consolidated variable interest entity (“VIE”), together are referred to as “the Group” or “Youdao Group”. NetEase, Inc. (the “Parent” or “NetEase”) and its subsidiaries and consolidated VIEs, other than the Company and its subsidiaries and VIE, are collectively referred to herein as the “NetEase Group”.

The Group provides a variety of learning content, applications and solutions, which covers a wide spectrum of topics and targets people from broad age groups for their lifelong learning needs through its websites and mobile applications. The Group generates its revenues from learning services and products as well as online marketing services. The learning services mainly include online courses, fee-based premium services and others.

As of June 30, 2019, the Company’s major subsidiaries and consolidated VIE, are as follows:

	Place and year of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Subsidiaries
Youdao (Hong Kong) Ltd.	Hong Kong, China, 2016	100%	Holding company
NetEase Youdao Information Technology (Beijing) Co., Ltd. (“Youdao Information”)	Beijing, China, 2006	100%	Providing sales of smart devices and solutions, technical supporting to the VIE
NetEase Langsheng (Beijing) Technology Development Co., Ltd. (“Youdao Langsheng”)	Beijing, China, 2017	85%	Providing consulting services
NetEase Youdao Information Technology (Hangzhou) Co., Ltd. (“Youdao Hangzhou”)	Hangzhou, China, 2019	100%	Providing technical supporting to the VIE

The VIE
Beijing NetEase Youdao Computer System Co., Ltd. (“Youdao Computer”)	Beijing, China, 2007	100%	Providing online learning services as well as online marketing services

Reorganization

The Group started its business in 2006, through Youdao Information. Since the date of inception, Youdao Information was substantially owned by the NetEase Group and several employees and former employees of the Group, as non-controlling shareholders, including Feng Zhou, chief executive officer of the Company.

In September 2007, after applying for an internet content provider license under the applicable Chinese telecommunication laws, Youdao Computer was established as a Chinese domestic company. Since the date of inception, Youdao Computer was majority-owned by Guangzhou NetEase Computer System Co., Ltd. (“Guangzhou NetEase”), which is a consolidated VIE of NetEase, and several employees of the Group are its non-controlling shareholders. Accordingly, NetEase Group is the primary beneficiary of Youdao Computer.

YOUDAO, INC.

NOTES TO UNAUDITED INTERIM

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

1. Operations and Reorganization (Continued)

(a) Principal activities and reorganization (Continued)

In September 2016, Guangzhou NetEase transferred its interest in Youdao Computer to William Lei Ding, NetEase’s chief executive officer, director and major shareholder. In December 2016, Youdao (Hong Kong) Ltd, which was incorporated in July 2016 and wholly owned by Youdao, Inc., acquired the majority interests in Youdao Information. Additionally, Youdao Information, Youdao Computer and all its legal shareholders entered into a series of VIE agreements, through which Youdao Information became the primary beneficiary of Youdao Computer.

In March 2018, the non-controlling shareholders of Youdao Information withdrew their shareholding interests in Youdao Information in exchange for their historical investment cost, and injected the proceeds received back to Youdao, Inc. for the same shareholding percentage as they previously held in Youdao Information. Youdao Information became wholly owned subsidiary of the Group. As this transaction did not result in a change in control of Youdao Information, it was accounted for as a common control equity transaction, no gain or loss in earnings was recognized.

In May 2019, the Group acquired certain education businesses, including NetEase Cloud Classroom, China University MOOC and NetEase KADA from NetEase Group. Since these businesses were controlled by NetEase both before and after the acquisition, this transaction was accounted for as a business combination under common control. In accordance with ASC subtopic 805- “Business Combination”, the consolidated financial statements of the Company were retrospectively adjusted to reflect the results of the acquired businesses as if they had been acquired throughout the periods presented.

Basis of presentation for the Reorganization

There was no change in the basis of presentation of the financial statement resulting from these Reorganization transactions. The assets and liabilities have been stated at historical carrying amounts.

The Group has been operating as separated entities since inception, the allocation from NetEase Group for the expenses incurred by NetEase Group but related to the Group was not material. For the six months ended June 30, 2018 and 2019, the allocation was related to the share-based compensation expenses from award plan of NetEase Group, amounting to RMB2,629 and RMB2,127 respectively (see Note 12).

(b) VIE arrangements

i) Contracts that give the Company effective control of the VIE

Loan Agreements

Each shareholder of Youdao Computer, William Lei Ding and Feng Zhou, entered into a loan agreement with Youdao Information under which, Youdao Information provided each of William Lei Ding and Feng Zhou with an interest-free loan in the principal amount of approximately RMB3.6 million and RMB1.4 million, respectively. These funds were used by each of William Lei Ding and Feng Zhou to pay the consideration to acquire his respective equity interest in Youdao Computer. Such loans can be repaid by transferring each of William Lei Ding and Feng Zhou’s respective equity interest in Youdao Computer to Youdao Information or its designee or through such other method as Youdao Information shall determine. The term of each of the Loan Agreements is 10 years from the date of loan agreement and will be automatically extended for a further 10-year term unless otherwise decided by Youdao Information.

YOUDAO, INC.

NOTES TO UNAUDITED INTERIM

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

1. Operations and Reorganization (Continued)

(b) VIE arrangements (Continued)

i) Contracts that give the Company effective control of the VIE (Continued)

Exclusive Purchase Option Agreements

Under the Exclusive Purchase Option Agreements entered into by Youdao Information, Youdao Computer and each of William Lei Ding and Feng Zhou, Youdao Computer granted Youdao Information an option to purchase all or a portion of the respective equity interests in Youdao Computer at a price equal to the original capital and any additional paid-in capital paid by him. In addition, under each Exclusive Purchase Option Agreement, Youdao Computer granted Youdao Information an option to purchase all or a portion of the assets held by Youdao Computer or its subsidiaries at a price equal to the net book value of such assets. Each of Youdao Computer, William Lei Ding and Feng Zhou agreed not to transfer, mortgage or permit any security interest to be created on any equity interest in or assets of Youdao Computer without the prior written consent of Youdao Information. Each Exclusive Purchase Option Agreement shall remain in effect until all of the equity interests in or assets of Youdao Computer have been acquired by Youdao Information or its designee or until Youdao Information unilaterally terminates the agreement by written notice.

Shareholder Voting Right Trust Agreements

Under the Shareholder Voting Right Trust Agreements between Youdao Information and each of William Lei Ding and Feng Zhou, respectively, each of William Lei Ding and Feng Zhou, agreed to irrevocably entrust a person designated by Youdao Information to represent him to exercise all the voting right and other shareholders’ rights to which he is entitled as a shareholder of Youdao Computer. Each Shareholder Voting Right Trust Agreement shall remain effective for as long as William Lei Ding and Feng Zhou, as applicable, remains a shareholder of Youdao Computer unless Youdao Information unilaterally terminates the agreement by written notice.

Equity Pledge Agreements

Each of William Lei Ding and Feng Zhou entered into an Equity Pledge Agreement with Youdao Information. Under such Equity Pledge Agreements, each of William Lei Ding and Feng Zhou pledged his respective equity interest in Youdao Computer to Youdao Information to secure his obligations under the applicable Loan Agreement, Exclusive Purchase Option Agreement, Shareholder Voting Right Trust Agreement, and Operating Agreement. Each of William Lei Ding and Feng Zhou further agreed not to transfer or pledge his respective equity interest in Youdao Computer without the prior written consent of Youdao Information. Each of the Equity Pledge Agreements will remain binding until the respective pledger, William Lei Ding or Feng Zhou, as the case may be, discharges all his obligations under the above-mentioned agreements.

ii) Contracts that enable the Company to receive substantially all of the economic benefits from the VIE

Operating Agreements

Each of Youdao Computer, William Lei Ding and Feng Zhou agreed that, except for transactions in the ordinary course of business, Youdao Computer will not enter into any transaction that would materially affect the assets, liabilities, rights or operations of Youdao Computer without the prior written consent of Youdao Information. Youdao Information also agreed that it would provide performance guarantees and, at Youdao

YOUDAO, INC.

NOTES TO UNAUDITED INTERIM

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

1. Operations and Reorganization (Continued)

(b) VIE arrangements (Continued)

ii) Contracts that enable the Company to receive substantially all of the economic benefits from the VIE (Continued)

Information’s discretion, guarantee loans for working capital purposes to the extent required by Youdao Computer for its operations. As counter-guarantee, Youdao Computer agreed to pledge the account receivable in its operations and all of its assets to Youdao Information, which pledge has not been implemented as of the date of the report. Furthermore, each of William Lei Ding and Feng Zhou agreed that, upon instruction from Youdao Information, he would appoint Youdao Computer’s board members, president, chief financial officer and other senior executive officers. The term of each Operating Agreements is 20 years from the date of execution and can be extended with the written consent of Youdao Information.

Cooperation Agreement

Under this cooperation agreement, Youdao Information has agreed to provide the following services to Youdao Computer:

•

the development of computer software (including, but not limited to, producing online advertisement and distribution and maintenance of software) and technical support and maintenance for computer software operation;

•	the design, development, update and upgrade of platforms for online advertisement; and

•	the provision of technology support, including, but not limited to, server maintenance, development of server software and related maintenance and updates.

Youdao Computer has agreed to share a portion of its monthly income (after tax and expenses) with Youdao Information in accordance with certain formulas as specified in Cooperation Agreement, the amount of which shall be determined according to the Cooperation Agreement, to the extent permitted by applicable PRC laws as proposed by the Youdao Information, resulting in a transfer of substantially all of the profits from the VIE to the Youdao Information. The VIE has incurred RMB176.0 million and RMB236.6 million service fee to the Youdao Information for the six months ended June 30, 2018 and 2019, respectively. The agreement was effective and will continue to be effective unless it is terminated by written notice of each party or, in case of a material breach of the agreement and by written notice of the non-breaching party.

iii) Risks in relation to VIE structure

The Company believes that its contractual arrangements with the VIE are in compliance with PRC (the People’s Republic of China) law and are legally enforceable. William Lei Ding, who is NetEase’s chief executive officer, director and major shareholder, and Feng Zhou, who is the chief executive officer of the Group, have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if William Lei Ding and Feng Zhou were to reduce their interests in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIE not to pay the service fees when required to do so. If the VIE or its respective shareholder fails to perform their respective obligations under the current contractual arrangements, the Company may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on

YOUDAO, INC.

NOTES TO UNAUDITED INTERIM

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

1. Operations and Reorganization (Continued)

(b) VIE arrangements (Continued)

iii) Risks in relation to VIE structure (Continued)

legal remedies under Chinese laws. Because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws, rules and regulations involve substantial uncertainties. These uncertainties may impede the ability of the Company to enforce these contractual arrangements, or suffer significant delay or other obstacles in the process of enforcing these contractual arrangements and materially and adversely affect the results of operations and the financial position of the Company.

In addition, many Chinese regulations are subject to extensive interpretive powers of governmental agencies and commissions, and there are substantial uncertainties regarding the interpretation and application of current and future Chinese laws and regulations. Accordingly, the Company cannot assure that Chinese regulatory authorities will not ultimately take a contrary view to its belief and will not take action to prohibit or restrict its business activities. The relevant regulatory authorities would have broad discretion in dealing with any deemed violations which may adversely impact the financial statements, operations and cash flows of the Company (including the restriction on the Company to carry out the business). It is unclear, however, how such restructuring could affect the Company’s business and operating results, as the Chinese government has not yet found any such contractual arrangements non-compliant. If the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could potentially:

•	revoke the Group’s business and operating licenses;

•	require the Group to discontinue or restrict operations;

•	restrict the Group’s right to collect revenues;

•	block the Group’s websites and mobile applications;

•	require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate its businesses, staff and assets;

•	impose additional conditions or requirements with which the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to its business.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIE or the right to receive its economic benefits, the Group would no longer be able to consolidate the VIE. The Group does not believe that any penalties imposed or actions taken by the PRC government would result in the liquidation of the Company, its subsidiaries or the VIE.

In accordance with VIE contractual agreements, the Company (1) could exercise all shareholder’s rights of the VIE and has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) receive the economic benefits of the VIE that could be significant to the VIE. Accordingly, the Company was considered as ultimate primary beneficiary of the VIE and had consolidated the VIE’s financial results of operations, assets and liabilities in the Company’s consolidated financial statements. Therefore, the Company considers that there are no assets in the VIE that can be used only to settle obligations of the VIE, except for the registered capital of the VIE amounting to approximately RMB5 million as of December 31, 2018

YOUDAO, INC.

NOTES TO UNAUDITED INTERIM

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

1. Operations and Reorganization (Continued)

(b) VIE arrangements (Continued)

iii) Risks in relation to VIE structure (Continued)

and June 30, 2019, as well as certain non-distributable statutory reserves amounting to approximately RMB292 as of December 31, 2018 and June 30, 2019. As the VIE are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIE. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIE. As the Group is conducting certain businesses in the PRC through the VIE, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

There is no VIE in the Group where the Company or any subsidiary has a variable interest but is not the primary beneficiary.

The following table sets forth the assets, liabilities, results of operations and cash flow of the VIE taken as a whole, which were included in the Group’s consolidated balance sheets and statements of operations and comprehensive loss:

	December 31 2018	June 30, 2019
	RMB	RMB
Assets
Cash and cash equivalents	10,823	6,816
Short-term investments	50,215	28,280
Accounts receivable, net	69,661	147,366
Inventories, net	1,009	10,706
Amounts due from NetEase Group and the Group	69,141	110,271
Prepayment and other current assets	8,161	33,800

Total current assets	209,010	337,239

Property and equipment, net	119	57
Other assets, net	4,359	4,040

Total non-current assets	4,478	4,097

Total assets	213,488	341,336

Liabilities
Accounts payables	23,858	22,755
Payroll payable	7,142	7,275
Amounts due to NetEase Group	4,706	14,297
Contract liabilities	140,556	208,358
Taxes payable	12,012	11,156
Accrued liabilities and other payables	15,247	46,252

Total liabilities	203,521	310,093

YOUDAO, INC.

NOTES TO UNAUDITED INTERIM

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

1. Operations and Reorganization (Continued)

(b) VIE arrangements (Continued)

iii) Risks in relation to VIE structure (Continued)

	For the Six Months Ended June 30,
	2018	2019
	RMB	RMB
Net revenues	279,824	436,905
Net income	13,980	21,733

	For the Six Month Ended June 30,
	2018	2019
	RMB	RMB
Net cash used in operating activities	(1,366)	(26,457)
Net cash provided by investing activities	—	22,450

Net decrease in cash and cash equivalents	(1,366)	(4,007)

Liquidity

The Group incurred net losses of RMB82.8 million and RMB167.9 million for the six months ended June 30, 2018 and 2019, respectively. Net cash used in operating activities was RMB38.6 million and RMB200.8 million for the six months ended June 30, 2018 and 2019, respectively. Accumulated deficit was RMB1,470.7 million as of June 30, 2019. As of June 30, 2019, the Group was in a net current liability position of RMB805.2 million. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments.

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from NetEase Group and investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. The Group has been continuously receiving financing support from NetEase Group and NetEase Group will continue to provide financial support in the next twelve months from the date of this financial statements. Refer to Note 16 for details of the Group’s relationship with NetEase Group for financing activities. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses. Based on the above considerations, the Group believes the cash and cash equivalents and the operating cash flows are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months. The Group’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

YOUDAO, INC.

NOTES TO UNAUDITED INTERIM

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies

(a) Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in our annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Company’s financial position, results of operations and cash flows as of June 30, 2019 and for the six months ended June 30, 2018 and 2019. The consolidated balance sheet at December 31, 2018 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The unaudited interim condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited interim condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the years ended December 31, 2017 and 2018. Results for the six months ended June 30, 2019 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

(b) Principles of consolidation

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All significant intercompany balances and transactions within the Group have been eliminated upon consolidation.

(c) Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the consolidated financial statements and accompanying notes.

Significant accounting estimates include, but are not limited to, determination of the learning period of students, valuation allowance of deferred tax assets, determination of the fair value of ordinary shares and convertible redeemable preferred shares, valuation and recognition of share-based compensation expenses. Actual results could differ from those estimates and such differences may be material to the consolidated financial statements.

YOUDAO, INC.

NOTES TO UNAUDITED INTERIM

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(d) Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company is United States dollars (“US$” or “USD”). The functional currency of the Group’s PRC subsidiaries and VIE and the subsidiary incorporated in Hong Kong is RMB.

In the consolidated financial statements, the financial information of the Company has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as foreign currency translation adjustments, and are shown as a component of other comprehensive income in the consolidated statements of operations and comprehensive loss.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in others, net in the consolidated statements of operations and comprehensive loss.

(e) Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operation and comprehensive loss and consolidated statements of cash flows from RMB into USD as of and for the six months ended June 30, 2019 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8650, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 28, 2019. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into USD at that rate on June 30, 2019, or at any other rate.

(f) Revenue recognition

The Group adopted ASC 606- “Revenue from Contracts with Customers” for all periods presented. According to ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, reduced by estimates for return allowances, promotional discounts, rebates and Value Added Tax (“VAT”).

YOUDAO, INC.

NOTES TO UNAUDITED INTERIM

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(f) Revenue recognition (Continued)

Disaggregation of net revenues

For the six months ended June 30, 2018 and 2019, substantially all of the Group’s net revenues were generated in the PRC. The following table provides information about disaggregated revenue by types:

	For the Six Months Ended June 30,
	2018	2019
	RMB	RMB
Learning services and products	199,081	314,802

Online courses services	157,966	228,233
Smart devices	11,812	43,078
Fee-based premium services	29,303	43,491
Online marketing services	128,074	233,741

Total net revenues	327,155	548,543

Contract balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent amounts invoiced and revenue recognized prior to invoicing, when the Group has satisfied its performance obligations and has the unconditional right to payment.

Allowance for doubtful accounts

The Group closely monitors the collection of its accounts receivables and records a reserve for doubtful accounts against aged accounts and for specifically identified non-recoverable amounts. If the economic situation and the financial condition of the customer deteriorate resulting in an impairment of the customer’s ability to make payments, additional allowances might be required. Accounts receivables balances are written off when they are determined to be uncollectible.

Contract liabilities

Contract liabilities refer to the deferred revenue and refund liability.

Deferred revenue is relating to the learning tuition, online marketing services and fee premium services with fees received from customers for which the Group’s revenue recognition criteria have not been met. Revenue recognized that was included in the deferred revenue balance at January 1, 2018 and January 1, 2019 amounted to RMB90,300 and RMB152,809, respectively.

As of June 30, 2019, the aggregate amount of transaction price allocated to unsatisfied performance obligations is RMB239,166 which includes deferred revenues balances and amounts to be invoiced and recognized as revenue in future periods. The Group expects to recognize all this balance as revenue over the next 12 months. This balance does not include an estimate for variable consideration arising from sales rebates to advertising service customers.

YOUDAO, INC.

NOTES TO UNAUDITED INTERIM

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(f) Revenue recognition (Continued)

Contract balances (Continued)

Refund liability represents the consideration collected by the Group which it expects to refund to its customers according to refund policy. Refund liability is estimated based on the historical refund ratio for each of the revenue streams. The refund liabilities were not material, as of December 31, 2018 and June 30, 2019. In the event that the actual amount of refund made exceeds the estimation, such excessive amount will be deducted from net revenues.

(g) Leases

The Group categorizes leases with contractual terms longer than twelve months as either operating or finance. Finance leases are generally those leases that allow the Group to substantially utilize or pay for the entire asset over its estimated life. All other leases are categorized as operating leases. The Group’s leases generally have terms within one year, all leases are operating leases. The Group adopted the new lease standard in the first quarter of 2019 using the transition method provided by ASU 2018-11 and will not retrospectively adjust the prior comparative periods. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities, which the Group has elected. Therefore, as of June 30, 2019, there is no material balance for lease assets or lease liabilities.

(h) Recently adopted accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606).” ASU 2014-09 requires revenue recognition to depict the transfer of goods or services to customers in an amount that reflects the consideration that a company expects to be entitled to in exchange for the goods or services. To achieve this principle, a company must apply five steps including identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations, and recognizing revenue when (or as) the company satisfies the performance obligations. Additional quantitative and qualitative disclosure to enhance the understanding about the nature, amount, timing, and uncertainty of revenue and cash flows is also required. ASU 2014-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2017. In April 2016, the FASB issued ASU 2016-10, “Identifying Performance Obligations and Licensing.” ASU 2016-10 clarifies the following two aspects of ASU 2014-09: identifying performance obligations and licensing implementation guidance. The effective date of ASU 2016-10 is the same as the effective date of ASU 2014-09. The Group has early adopted ASC 606 on January 1, 2017 using the full retrospective approach.

In March 2016, FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which is intended to improve the accounting for employee share-based payments and affect all organizations that issue share-based payment awards to their employees. Several aspects of the accounting for share-based payment award transactions are simplified, including: (1) income tax consequences; (2) classification of awards as either equity or liabilities; (3) accruals of compensation costs based on the forfeitures; (4) classification on the statement of cash flows. For public companies, the amendments are effective for annual periods beginning after December 15, 2016. The Group early adopted this new guidance on January 1, 2017. This guidance did not have a material effect on the consolidated financial statements.

YOUDAO, INC.

NOTES TO UNAUDITED INTERIM

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(h) Recently adopted accounting pronouncements (Continued)

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this ASU require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash. Therefore, amounts generally described as restricted cash should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company early adopted the amendments on January 1, 2017 on a basis of using a retrospective method to each period presented. This guidance did not have impact on the consolidated financial statements.

In February 2016, the FASB issued a new standard on leases, ASU 2016-2, which requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize a liability to make lease payments (the Lease Liability) and a right-of-use representing its right to use the underlying asset for the lease term in the statements of financial position. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In July 2018, the FASB issued an amendment on leases, ASU 2018-11, which provides another transition method in addition to the existing transition methods by allowing entities to initially apply the new leases standard at the effective date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company adopted the new lease standard in the first quarter of 2019 using the transition method provided by ASU 2018-11 and did not retrospectively adjust the prior comparative periods.

(i) Recently issued accounting pronouncements not yet adopted

In June 2016, the FASB issued of ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments”, which will be effective for the Group in the fiscal year of 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which an entity recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued an amendment of Topic 326, ASU No. 2018-19, which clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20 and should be accounted for in accordance with Topic 842, Leases. For public companies, the amendments are effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal year. Early adoption is permitted. The Company is currently evaluating the impact of adopting ASU No. 2016-13 on its consolidated financial statements.

3. Concentration and Risks

(a) Credit and concentration risk

Financial instruments that potentially expose the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, time deposits and short-term investments. As of June 30, 2019, substantially all of the Group’s cash and cash equivalents, time deposits and short term investments were held in major financial institutions located in Mainland China and Hong Kong, which management considered being of high credit quality.

There are no revenues from customers which individually represent greater than 10% of the total net revenues for the six months ended June 30, 2018 and 2019. There were one instructor, through whom the Group’s net learning services and products revenue earned was more than 10% of the Group’s net learning services and products revenue for the six months ended June 30, 2018 and 2019, respectively.

YOUDAO, INC.

NOTES TO UNAUDITED INTERIM

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

4. Accounts Receivable, net

	As of
	December 31, 2018	June 30, 2019
	RMB	RMB
Accounts receivable, net:
Accounts receivable	81,361	167,793
Allowance for doubtful accounts:
Balance at the beginning of year	(724)	(799)
Additional provision charged to expenses	(75)	(19)
Write-off	—	414

Balance at the end of year/ period	(799)	(404)

	80,562	167,389

5. Prepayment and Other Current Assets

	As of
	December 31, 2018	June 30, 2019
	RMB	RMB
Deferred expenses for learning services	20,267	33,098
Prepayment for promotion fees	5,892	17,848
Deferred charges	2,879	9,473
Prepayment for value-added taxes	4,894	4,886
Interest receivable	4,200	2,105
Others	5,939	8,865

	44,071	76,275

6. Property and Equipment, Net

	As of
	December 31, 2018	June 30, 2019
	RMB	RMB
Servers and computers	59,709	62,713
Furniture, fixtures and office equipment	1,971	2,684
Leasehold improvements	1,157	1,517

Total	62,837	66,914

Less: accumulated depreciation	(44,462)	(44,096)

Net book value	18,375	22,818

YOUDAO, INC.

NOTES TO UNAUDITED INTERIM

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

6. Property and Equipment, Net (Continued)

Depreciation expenses recognized for the six months ended June 30, 2018 and 2019 were RMB2,670 and RMB4,543, respectively.

7. Taxes Payable

	As of
	December 31, 2018	June 30, 2019
	RMB	RMB
Enterprise income taxes payable	10,357	10,213
Withholding individual income taxes for employees	1,622	4,151
VAT payable	3,482	3,515
Others	1,928	2,575

Total	17,389	20,454

8. Accrued Liabilities and Other Payables

	As of
	December 31, 2018	June 30, 2019
	RMB	RMB
Accrued liabilities for learning and online marketing services	39,042	63,599
Accrued marketing expenses	19,981	42,544
Accrued professional fee	7,863	9,026
Accrued administrative expenses	5,126	5,248
Accrued technical expenses	4,315	8,189
Deposits payable to service providers	2,995	1,800
Others	6,392	6,316

Total	85,714	136,722

9. Ordinary Shares

The Company was incorporated in the Cayman Islands on November 27, 2014 by NetEase. Upon its incorporation, 1 ordinary share was issued at a par value of US$1 per share. On February 3, 2015, the Company performed a share split to 10,000 shares at a par value of US$0.0001 per share. On March 7, 2018, the Company issued 65,377,160 shares to NetEase with a total consideration of US$7 (RMB41). This issuance to NetEase was treated as an in substance 10,000 to 65,387,160 share split. All ordinary shares and per share information are adjusted retroactively for all periods presented to reflect the share split in March 2018.

On March 28, 2018, the Company issued 26,612,840 shares to the holding vehicle of previous non-controlling shareholders in Youdao Information in exchange for their shareholding interests in Youdao Information (see Note 1).

YOUDAO, INC.

NOTES TO UNAUDITED INTERIM

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

9. Ordinary Shares (Continued)

As of December 31, 2018 and June 30, 2019, the Company had 92,000,000 ordinary shares issued and outstanding. The holder of ordinary shares issued and outstanding shall have one vote for each ordinary share held by such holder.

10. Convertible Redeemable Preferred Shares

On April 17, 2018, the Company issued 6,814,815 Series A convertible redeemable preference shares (“preferred shares”) with an issuance price of USD10.27 per share to two investors (the “Purchasers”), for a total cash consideration of USD70 million (RMB440 million). The issuance costs for Series A preferred shares were RMB9,826.

The key terms of the preferred shares are as follows:

Conversion right

Each preferred share is convertible into an ordinary share, at the option of the holder thereof, at any time on a one-for-one basis, and without the payment of additional consideration by the holder, and is subject to adjustment from time to time on a weighted average basis upon (i) the issuance of additional equity shares for a consideration per share, convertible into equity shares, at a price per share less than the conversion price, (ii) a split, subdivision, recapitalization or similar event impacting the outstanding ordinary shares, or a consolidation, reverse split or combination of the outstanding ordinary shares; or (iii) a merger, consolidation or other business combination, or a reclassification, reorganization, recapitalization, statutory share exchange or similar capital reorganization of the ordinary shares. Each preferred share will be automatically converted into ordinary shares upon the consummation of a qualified initial public offering (“QIPO”) of the Company based on the then-effective conversion price, or upon the prior written approval of the holders of the preferred shares.

The initial conversion price will be the preferred share issue price (i.e., a one-to-one initial conversion ratio), which will be subject to adjustments to reflect subdivisions, share dividends, stock splits and other events.

Redemption right

If the Company has not completed a QIPO prior to April 12, 2022, the Purchasers shall have the right to sell to the Company all or a portion of preferred shares they own at a price equal to 140% of the purchase consideration plus all declared but unpaid dividends on such preferred shares. A notice of redemption by the requesting Purchaser shall be delivered to the Company, within ninety days after but not including April 12, 2022. If the put right is not exercised within the ninety days, it will be irrevocably forfeited. In the event that the Company does not have sufficient funds to redeem all of the preferred shares requested to be redeemed, the Parent shall repurchase the requested preferred shares at a price reflecting an annual compounded rate of 6% of the purchase consideration plus all declared but unpaid dividends on such preferred shares.

The redemption option provided by the Parent is considered an in substance guarantee provided by NetEase Group over the Company’s redemption obligation. The Company recognized the initial fair value of the guarantee as financing expense and capital contribution from the Parent with the amount of RMB4,722.

YOUDAO, INC.

NOTES TO UNAUDITED INTERIM

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

10. Convertible Redeemable Preferred Shares (Continued)

Liquidation

In the event of liquidation, the holders of preferred shares shall be entitled to receive, prior to the holders of ordinary shares, the relevant amount per preferred share equal to (i) 100% of the applicable preferred share issue price, plus (ii) an amount accruing thereon at an annual rate of 10% of the applicable preferred share issue price, plus (iii) all declared but unpaid dividends thereon.

In the event of insufficient funds available to pay in full the preference amount in respect of preferred shares, the entire assets and funds of the Company legally available for distribution to the holders of preferred shares shall be distributed on a pro rata basis among the holders of preferred shares in proportion to issued price.

Voting Right

The holders of preferred shares and ordinary shares shall vote together based on their shareholding ratio.

Dividend

Each preferred shareholder shall be entitled to receive dividends and distributions on an as-converted basis together with the ordinary shares on parity with each other, provided that such dividends and distributions shall be payable only when, as, and if declared by the Board.

Accounting of Preferred Shares

The Company has classified the preferred shares in the mezzanine equity of the consolidated balance sheets. In addition, the Company records accretions on the preferred shares to the redemption value from the issuance date to the earliest redemption date. The accretions using the effective interest method, are recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. The issuance of the preferred shares is recognized at the respective issue price at the date of issuance net of issuance costs.

The Company’s preferred shares activities for the six months ended June 30, 2018 and 2019 are summarized as below:

	Balance as of January 1, 2018	Issuance of Preferred Shares	Accretions of Preferred Shares to redemption value	Balance as of June 30, 2018
Series A Preferred Shares
Number of shares (in thousands)	—	6,815	—	6,815
Amount	—	430,341	10,105	440,446

	Balance as of January 1, 2019	Issuance of Preferred Shares	Accretions of Preferred Shares to redemption value	Balance as of June 30, 2019
Series A Preferred Shares
Number of shares (in thousands)	6,815	—	—	6,815
Amount	460,652	—	21,156	481,808

YOUDAO, INC.

NOTES TO UNAUDITED INTERIM

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

11. Others, net

	For the Six Months Ended June 30,
	2018	2019
	RMB	RMB
Financing expense (see Note 10)	(4,722)	—
Investment income	—	515
Government grants	—	8,380
Exchange gains/ (losses)	22,351	(1,203)
Others	275	561

	17,904	8,253

12. Share-based Compensation

NetEase Plan:

(a) Description of restricted share units plan

In November 2009, NetEase adopted a restricted share units plan for NetEase’s employees, directors and consultants (the “2009 RSU Plan”). NetEase has reserved 323,694,050 ordinary shares for issuance under the plan. The 2009 RSU Plan was adopted by a resolution of the board of directors on November 17, 2009 and became effective for a term of ten years unless sooner terminated.

(b) Share-based compensation expenses

NetEase recognizes share-based compensation expenses in its consolidated statements of operations and comprehensive income based on awards ultimately expected to vest, after considering estimated forfeitures. Forfeitures are estimated based on the NetEase’s historical experience over the last five years and revised in subsequent periods if actual forfeitures differ from those estimates.

The corresponding share-based compensation expenses were allocated to the Group based on grants to the Group’s employees, amounting to RMB2,629 and RMB2,127 which is treated as deemed contribution from NetEase Group and recorded in additional paid-in capital, for the six months ended June 30, 2018 and 2019, respectively.

As of June 30, 2019, total unrecognized compensation expenses of the Group’s employees related to unvested awards under the 2009 RSU Plan, adjusted for estimated forfeitures, were US$1.1 million (RMB7.8 million) and are expected to be recognized through the remaining vesting period of each grant. As of June 30, 2019, the weighted average remaining vesting period was 2.0 years.

The aggregate intrinsic value of 9,399 restricted share units outstanding for the Group’s employees as of June 30, 2019 was US$96 (RMB660). The intrinsic value was calculated based on NetEase’s closing share price of US$255.8 per ADS, or US$10.2 per ordinary share as of June 28, 2019.

YOUDAO, INC.

NOTES TO UNAUDITED INTERIM

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

12. Share-based Compensation (Continued)

Youdao Plan

(a) Description of share incentive plan

On February 3, 2015, the Company adopted an option and restricted share unit plan for the Company’s employees, directors and consultants (the “2015 Share Incentive Plan” or “2015 Plan”). The 2015 Plan was adopted in February 2015 and became effective for a term of ten years unless sooner terminated. In April 2018, the Company further reserved an additional 2,222,222 ordinary shares for the 2015 Plan, which resulted in the total number of ordinary shares reserved under the 2015 Plan to be 10,222,222.

(b) Valuation

The Group uses binomial option pricing model to determine fair value of the share-based awards. The fair value of each option granted for the six months ended June 30, 2018 and 2019 is estimated on the date of grant using the following assumptions:

	For the Six Months Ended June 30,
	2018	2019
Expected volatility	48.10%	46.50%-46.90%
Expected dividends yield	0%	0%
Risk-free interest rate	2.50%	2.10%-2.60%
Expected term (in years)	6	6
Fair value of underlying ordinary share (US$)	1.39	6.35-7.29

The expected volatility at the grant date and each option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the options. The Company has not declared or paid any cash dividends on its capital stock, and the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the options. The Company estimated the risk-free interest rate based on the yield to maturity of U.S. treasury bonds denominated in USD at the option valuation date.

YOUDAO, INC.

NOTES TO UNAUDITED INTERIM

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

12. Share-based Compensation (Continued)

Youdao Plan (Continued)

(b) Valuation (Continued)

The following table presents a summary of the Company’s options activities for the six months ended June 30, 2018 and 2019:

	Number of options	Weighted average exercise price per share	Weighted average remaining contractual life	Aggregate intrinsic value
	(in thousands)	US$	Years	US$
Outstanding as of January 1, 2018	6,405	1.91	4.01	—
Granted	1,592	3.00
Forfeited	(616)	2.09

Outstanding as of June 30, 2018	7,381	2.14	3.92	—

Outstanding as of January 1, 2019	6,991	2.13	3.40	29,468
Granted	1,591	3.50
Forfeited	(399)	2.43

Outstanding as of June 30, 2019	8,183	2.39	3.41	40,131

Vested and exercisable as of June 30, 2018	—	2.14
Vested and exercisable as of June 30, 2019	—	2.39

Under the option plan, options are only exercisable subject to the grantee’s continuous service and completion of the Company’s IPO, and options for which the service condition has been satisfied are forfeited should employment terminate before the Company’s public listing. As the effectiveness of an IPO is not within the control of the Company, it is not deemed probable to occur for accounting purposes until the effective date of the IPO. Therefore, for the six months ended June 30, 2018 and 2019, no compensation expenses were recorded for the share options granted to the Group’s employees. As of June 30, 2019, the unrecognized compensation expenses related to the options granted under the 2015 Plan was estimated to US$5,085 (RMB34,906).

YOUDAO, INC.

NOTES TO UNAUDITED INTERIM

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

13. Net Loss per Share

Basic and diluted loss per share have been calculated in accordance with ASC 260- “Earnings Per Share” for the six months ended June 30, 2018 and 2019:

	For the Six Months Ended June 30,
	2018	2019
	RMB	RMB
Numerator:
Net loss	(82,751)	(167,894)
Net (income)/loss attributable to non-controlling interests shareholders	678	(481)
Accretions of preferred shares to redemption value (see Note 10)	(10,105)	(21,156)

Net loss attributable to ordinary shareholders of the Company	(92,178)	(189,531)

Denominator:
Weighted average number of ordinary shares outstanding, basic	79,208,193	92,000,000
Weighted average number of ordinary shares outstanding, diluted	79,208,193	92,000,000
Net loss per share, basic	(1.16)	(2.06)
Net loss per share, diluted	(1.16)	(2.06)

Basic and diluted loss per share are computed using the weighted average number of ordinary shares outstanding during the period.

6,814,815 preferred shares and options for the purchase of 7,381,000 ordinary shares, as of June 30, 2018, 6,814,815 preferred shares and options for the purchase of 8,182,500 ordinary shares, as of June 30, 2019, respectively, were excluded from the computation of diluted net loss per share for the years then ended because of their anti-dilutive effect.

14. Financial Instruments

Fair Value

The following table sets forth the major financial instruments, measured at fair value, by level within the fair value hierarchy as of December 31, 2018 and June 30, 2019:

	Fair Value Measurements
	Total	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
As of December 31, 2018
Time deposits	343,410	343,410	—
Short-term investments	50,215	—	50,215

Total	393,625	343,410	50,215

As of June 30, 2019
Time deposits	220,249	220,249	—
Short-term investments	28,280	—	28,280

Total	248,529	220,249	28,280

YOUDAO, INC.

NOTES TO UNAUDITED INTERIM

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

14. Financial Instruments (Continued)

Fair Value (Continued)

The rates of interest under the loan agreements from NetEase Group with the lending banks were determined based on the prevailing interest rates in the market. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements of short-term loans. For other financial assets and liabilities with carrying values that approximate fair value, if measured at fair value in the financial statements, these financial instruments would be classified as Level 3 in the fair value hierarchy.

15. Commitments and Contingencies

(a) Commitments

The Group leases office space under non-cancelable operating lease agreements, which are mostly within one year. As of June 30, 2019, future minimum commitments under non-cancelable agreements was as follows:

	Reminder of 2019	2020	2021	Thereafter	As of June 30, 2019
	RMB
Operating leases commitments	327	143	—	—	470
Purchase commitments	45,877	4,112	987	21	50,997

Total	46,204	4,255	987	21	51,467

For the six months ended June 30, 2018 and 2019, the Group incurred rental expenses in the amounts of approximately RMB6,641 and RMB8,972, respectively. Purchase commitments mainly include commitments for content, marketing activities and purchase of smart devices.

b) Litigation

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of any unresolved matters, individually and in the aggregate, is reasonably possible to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis. The Group has not recorded any material liabilities in this regard as of June 30, 2019.

16. Related Party Transactions

During the six months ended June 30, 2018 and 2019, other than disclosed elsewhere, the Company had the following material related party transactions:

Name of entity or individual	Relationships with the Group
NetEase Group	Control or under common control

YOUDAO, INC.

NOTES TO UNAUDITED INTERIM

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

16. Related Party Transactions (Continued)

(a) Transactions with related parties

	For the Six Months Ended June 30,
	2018	2019
	RMB	RMB
Services and products provided to NetEase Group
Learning services and products provided to NetEase Group	5,330	3,769
Online marketing services provided to NetEase Group	11,138	11,222

Services and products purchased from NetEase Group
Services purchased from NetEase Group	24,396	34,403
Fixed assets and inventories purchased from NetEase Group	15	12,058

Loan related transactions
Interest expenses on short-term loans from NetEase Group	15,371	16,987

Equity related transactions:
Deemed contribution related to acquisition of businesses under common control (see Note 1)	34,773	69,603
Deemed contribution from NetEase Group related to issuance of preferred shares (see Note 10)	4,722	—
Share-based compensation under NetEase Plan	2,629	2,127

Learning services and products provided to NetEase Group mainly refer to the arrangements where entities within the NetEase Group acts as the distributor to sell smart devices, the revenues of which are recognized upon the delivery to the customer.

Online marketing services provided to NetEase Group mainly refer to the performance-based advertising arrangement provided to the entities within NetEase Group to promote their own services and products.

Service purchased from NetEase Group mainly consists of the human resource which the employees are with employment contracts with the entities within NetEase Group but provide services to the Group.

Deemed contribution related to acquisition of businesses under common control represents a contribution from NetEase Group during the six months ended June 30, 2018 and 2019.

(b) Balances with related parties

	As of
	December 31. 2018	June 30, 2019
	RMB	RMB
Amounts due from NetEase Group	11,240	34,037
Amounts due to NetEase Group	37,213	52,097
Short-term loans from NetEase Group	878,000	878,000

YOUDAO, INC.

NOTES TO UNAUDITED INTERIM

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

16. Related Party Transactions (Continued)

(b) Balances with related parties (Continued)

Short-term loans as of June 30, 2019 amounted to RMB878,000, which consisted of entrustment loans from NetEase Group through banks denominated in RMB. All of these loans were repayable within one year. The effective interest rate for the outstanding loans for the six months ended June 30, 2018 and 2019 ranged from approximately 3.5% to 3.9% per annum. The interest expense was RMB15,371 and RMB16,987 for the six months ended June 30, 2018 and 2019, respectively.

17. Segment Information

The table below provides a summary of the Group’s segment results for the six months ended June 30, 2018 and 2019.

	For the Six Months Ended June 30,
	2018	2019
	RMB	RMB
Net revenues
Learning services and products	199,081	314,802
Online marketing services	128,074	233,741

Total net revenues	327,155	548,543

Cost of revenues
Learning services and products	143,506	236,810
Online marketing services	76,035	152,775

Total cost of revenues	219,541	389,585

Gross margin
Learning services and products	28%	25%
Online marketing services	41%	35%
Total gross margin	33%	29%

18. Subsequent Events

The Company entered into a series of business cooperation agreements with NetEase Group in September 2019, including a master transaction agreement, a transitional service agreement, a non-competition agreement, a cooperation framework agreement and an intellectual property license agreement (collectively, the “Business Cooperation Agreements”).

YOUDAO, INC.

NOTES TO UNAUDITED INTERIM

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Amounts in thousands, except for share and per share data)

19. Unaudited Pro Forma Loss per Share

Unaudited pro forma balance sheet information as of June 30, 2019 assumes the automatic conversion of all of the outstanding preferred shares, as if the conversion had occurred as of June 30, 2019. Pro forma net loss per share is presented to reflect the effect of the conversion of the preferred shares, using a conversion ratio of 1:1.

For the Six Months Ended June 30, 2019
Numerator (RMB):
Net loss attributable to ordinary shareholders of the Company	(189,531)
Pro forma effect of conversion of preferred shares	21,156

Pro forma net loss attributable to ordinary shareholders of the Company—basic and diluted	(168,375)

Denominator:
Weighted average number of ordinary shares outstanding	92,000,000
Pro forma effect of conversion of preferred shares	6,814,815

Denominator for pro forma basic and diluted loss per share	98,814,815

Pro forma net loss per share:
Basic	(1.70)
Diluted	(1.70)

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Under our Post-IPO MAA, which will become effective immediately prior to the completion of this offering, to the fullest extent permissible under Cayman Islands law every director and officer of our company shall be indemnified out of the assets of our company from and against all actions, proceedings, costs, charges, expenses, losses, and damages which they or any of them shall or may incur or sustain by reason of any act done or omitted in or about the execution of their duty in their respective offices, except such (if any) as they shall incur or sustain by or through their own wilful neglect or default.

Pursuant to the form of indemnification agreement previously filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and executive officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

The Underwriting Agreement, the form of which will be filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.	Recent Sales of Unregistered Securities

During the past three years, we have issued the following securities (including options to acquire our ordinary shares) without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. None of the transactions involved an underwriter.

Purchaser	Date of Issuance	Number of Securities	Consideration
Ordinary Shares

NetEase, Inc.	March 7, 2018	65,377,160	Nominal cash consideration as part of our offshore restructuring in connection with our Series A financing in April 2018

Net Depth Holdings, Inc.	March 28, 2018	26,612,840	Nominal cash consideration as part of our offshore restructuring in connection with our Series A financing in April 2018

Purchaser	Date of Issuance	Number of Securities	Consideration
Preferred Shares

TH EDU CAPITAL FUND I LP	April 17, 2018	4,867,725	US$50,000,000

GOOD SPIRIT LIMITED	April 17, 2018	1,947,090	US$20,000,000

Share-based Awards

Certain executive officers and employees	Between October 15, 2016 to October 15, 2019	Options to purchase 5,642,500 ordinary shares	Past and future services provided by these individuals to us

Item 8.	Exhibits and Financial Statement Schedules

(a)	Exhibits:

See Exhibit Index for a complete list of all exhibits filed as part of this registration, which Exhibit Index is incorporated herein by reference.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements and the notes thereto.

Item 9.	Undertakings

The undersigned hereby undertakes:

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

YOUDAO, INC.

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1†	Third Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2†	Form of Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, as effective immediately prior to the completion of this offering

4.1	Form of American Depositary Receipt (included in Exhibit 4.3)

4.2	Registrant’s Specimen Certificate for Class A Ordinary Shares

4.3	Form of Deposit Agreement between the Registrant, the depositary and holders of the American Depositary Shares

5.1†	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the Class A ordinary shares being registered

8.1†	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Island tax matters (included in Exhibit 5.1)

8.2†	Opinion of Tian Yuan Law Firm regarding certain PRC tax matters (included in Exhibit 99.2)

10.1†	The First Amended and Restated 2015 Share Incentive Plan

10.2†	Form of Indemnification Agreement with the Registrant’s directors

10.3†	Form of Employment Agreement between the Registrant and an executive officer of the Registrant

10.4†	Shareholders Agreement by and among the Registrant, NetEase, Inc. and certain other parties named therein amended and restated as of September 25, 2019

10.5†	Subscription Agreement for Series A Preferred Shares by and among the Registrant, TH EDU CAPITAL FUND I LP, NetEase, Inc., Net Depth Holdings, Inc. dated April 12, 2018

10.6†	Subscription Agreement for Series A Preferred Shares by and among the Registrant, GOOD SPIRIT LIMITED, NetEase, Inc., Net Depth Holdings, Inc. dated April 12, 2018

10.7†	Cooperation Agreement dated July 1, 2015 between NetEase Youdao Information Technology (Beijing) Co., Ltd. and Beijing NetEase Youdao Computer System Co., Ltd.

10.8†	Shareholder Voting Right Trust Agreement dated September 26, 2016 between NetEase Youdao Information Technology (Beijing) Co., Ltd. and William Lei Ding

10.9†	Loan Agreement dated September 26, 2016 between William Lei Ding and NetEase Youdao Information Technology (Beijing) Co., Ltd.

10.10†	Equity Pledge Agreement dated September 26, 2016 between William Lei Ding and NetEase Youdao Information Technology (Beijing) Co., Ltd.

10.11†	Exclusive Purchase Option Agreement dated September 26, 2016 among William Lei Ding, NetEase Youdao Information Technology (Beijing) Co., Ltd. and Beijing NetEase Youdao Computer System Co., Ltd.

10.12†	Operating Agreement dated September 26, 2016 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Beijing NetEase Youdao Computer System Co., Ltd. and William Lei Ding

10.13†	Shareholder Voting Right Trust Agreement dated November 20, 2017 between NetEase Youdao Information Technology (Beijing) Co., Ltd. and Feng Zhou

Exhibit Number	Description of Document

10.14†	Loan Agreement dated November 20, 2017 between Feng Zhou and NetEase Youdao Information Technology (Beijing) Co., Ltd.

10.15†	Equity Pledge Agreement dated November 20, 2017 between Feng Zhou and NetEase Youdao Information Technology (Beijing) Co., Ltd.

10.16†	Exclusive Purchase Option Agreement dated November 20, 2017 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Feng Zhou and Beijing NetEase Youdao Computer System Co., Ltd.

10.17†	Operating Agreement dated November 20, 2017 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Beijing NetEase Youdao Computer System Co., Ltd. and Feng Zhou

10.18†	Cooperation Agreement dated January 18, 2019, between NetEase Youdao Information Technology (Beijing) Co., Ltd. and Hangzhou NetEase Linjiedian Education Technology Co., Ltd.

10.19†	Shareholder Voting Right Trust Agreement dated March 25, 2019 between NetEase Youdao Information Technology (Beijing) Co., Ltd. and William Lei Ding

10.20†	Loan Agreement dated March 25, 2019 between William Lei Ding and NetEase Youdao Information Technology (Beijing) Co., Ltd.

10.21†	Equity Pledge Agreement dated March 25, 2019 between William Lei Ding and NetEase Youdao Information Technology (Beijing) Co., Ltd.

10.22†	Exclusive Purchase Option Agreement dated March 25, 2019 among William Lei Ding, NetEase Youdao Information Technology (Beijing) Co., Ltd. and Hangzhou NetEase Linjiedian Education Technology Co., Ltd.

10.23†	Operating Agreement dated March 25, 2019 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Hangzhou NetEase Linjiedian Education Technology Co., Ltd. and William Lei Ding

10.24†	Shareholder Voting Right Trust Agreement dated March 25, 2019 between NetEase Youdao Information Technology (Beijing) Co., Ltd. and Feng Zhou

10.25†	Loan Agreement dated March 25, 2019 between Feng Zhou and NetEase Youdao Information Technology (Beijing) Co., Ltd.

10.26†	Equity Pledge Agreement dated March 25, 2019 between Feng Zhou and NetEase Youdao Information Technology (Beijing) Co., Ltd.

10.27†	Exclusive Purchase Option Agreement dated March 25, 2019 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Feng Zhou and Hangzhou NetEase Linjiedian Education Technology Co., Ltd.

10.28†	Operating Agreement dated March 25, 2019 among NetEase Youdao Information Technology (Beijing) Co., Ltd., Hangzhou NetEase Linjiedian Education Technology Co., Ltd. and Feng Zhou

10.29†	Asset Transfer Agreement (for the transfer of certain fix assets, trademarks and copyrights) dated April 30, 2019 by and between NetEase (Hangzhou) Network Co., Ltd. and NetEase Youdao Information Technology (Hangzhou) Co., Ltd.

10.30†	Asset Transfer Agreement (for the transfer of certain patents and software copyright) dated April 30, 2019 by and between NetEase (Hangzhou) Network Co., Ltd. and NetEase Youdao Information Technology (Hangzhou) Co., Ltd.

10.31†	Domain Name Transfer Agreement dated April 30, 2019 by and between Guangzhou NetEase Computer System Co., Ltd. and Beijing NetEase Youdao Computer System Co., Ltd.

Exhibit Number	Description of Document

10.32†	Domain Name Transfer Agreement dated April 30, 2019 by and between NetEase (Hangzhou) Network Co., Ltd. and Beijing NetEase Youdao Computer System Co., Ltd.

10.33†	Entrusted Loan Agreement dated December 19, 2014 among NetEase Youdao Information Technology (Beijing) Co., Ltd., NetEase (Hangzhou) Network Co., Ltd. and Huamao sub-branch of China Construction Bank (Beijing) Co., Ltd.

10.34†	Master Transaction Agreement dated September 27, 2019 between NetEase, Inc. and the Registrant

10.35†	Transitional Services Agreement dated September 27, 2019 between NetEase, Inc. and the Registrant

10.36†	Non-Competition Agreement dated September 27, 2019 between NetEase, Inc. and the Registrant

10.37†	Cooperation Framework Agreement dated September 27, 2019 between NetEase, Inc. and the Registrant

10.38†	Intellectual Property License Agreement dated September 27, 2019 between NetEase, Inc. and the Registrant

10.39†	Subscription Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Emerging Markets Equity Fund (Australia Registered) dated September 30, 2019

10.40†	Subscription Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Institutional Emerging Markets Equity L.P. dated September 30, 2019

10.41†	Subscription Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis SICAV Emerging Markets Equity Fund dated September 30, 2019

10.42†	Subscription Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis SICAV Global Equity Fund dated September 30, 2019

10.43†	Subscription Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Global Equity Fund (Australia Registered) dated September 30, 2019

10.44†	Subscription Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Global Equity LE Fund (Australia Registered) dated September 30, 2019

10.45†	Subscription Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Institutional Global Equity L.P. dated September 30, 2019

10.46†	Subscription Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Global Equity Fund Limited dated September 30, 2019

10.47†	Subscription Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis Institutional Funds Limited dated September 30, 2019

10.48†	Subscription Agreement for Class A Ordinary Shares in connection with the Concurrent Private Placement by and between the Registrant and Orbis OEIC dated September 30, 2019

21.1†	Principal Subsidiaries and VIEs of the Registrant

Exhibit Number	Description of Document

23.1	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

23.2†	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)

23.3†	Consent of Tian Yuan Law Firm (included in Exhibit 99.2)

24.1†	Powers of Attorney (included on signature page)

99.1†	Code of Business Conduct and Ethics of the Registrant

99.2†	Opinion of Tian Yuan Law Firm regarding certain PRC law matters

99.3†	Consent of Frost & Sullivan

99.4†	Consent of Harry Heung Yeung Shum

99.5†	Consent of Jimmy Lai

*	To be filed by amendment.
†	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hangzhou, the People’s Republic of China, on October 15, 2019.

Youdao, Inc.

By:	/s/ Feng Zhou
Name: Dr. Feng Zhou
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on October 15, 2019 in the capacities indicated:

Signature	Title

*	Director
William Lei Ding

/s/ Feng Zhou	Chief Executive Officer, Director (principal executive officer)
Feng Zhou

*	Director
Jianqin Tao

*	Director
Yinghui Wu

*	Director
Yu Zhang

*	Director
Zhaoxuan Yang

*	Director
Zhipeng Hu

*	Vice President of Finance (principal financial officer and principal accounting officer)
Yongwei Li

*By:	/s/ Feng Zhou
Name: Feng Zhou
Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Youdao, Inc., has signed this registration statement or amendment thereto in New York on October 15, 2019.

Authorized U.S. Representative Cogency Global Inc.

By:	/s/ Richard Arthur
Name: Richard Arthur
Title: Assistant Secretary